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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Pharmaceutical Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

FILE NO. 82- 04135 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 8/27/07

中國製藥集團有限公司
China Pharmaceutical Group Limited

ARIS
12-31-06

ANNUAL REPORT
2006

Stock Code：1093

CONTENTS

BOARD OF DIRECTORS

Executive Directors:
CAI Dongchen *(Chairman)*
YUE Jin
FENG Zhenying
JI Jianming
CHAK Kin Man
PAN Weidong
LI Zhibiao
ZHANG Zheng

Non-executive Director:
LEE Ka Sze, Carmelo

Independent Non-executive Directors:
HUO Zhenxing
QI Moujia
GUO Shichang
CHAN Siu Keung, Leonard

COMMITTEES

Audit Committee:
CHAN Siu Keung, Leonard (Chairman)
LEE Ka Sze, Carmelo
HUO Zhenxing

Remuneration Committee:
CHAN Siu Keung, Leonard (Chairman)
LEE Ka Sze, Carmelo
HUO Zhenxing

LEGAL ADVISERS

Woo, Kwan, Lee & Lo
25th Floor, Jardine House
1 Connaught Place
Hong Kong

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
35th Floor, One Pacific Place
88 Queensway
Hong Kong

COMPANY SECRETARY

LEE Ka Sze, Carmelo

AUTHORISED REPRESENTATIVES

CHAK Kin Man
LI Zhibiao

REGISTERED OFFICE

Room 3805
38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE

Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

Agricultural Bank of China, Shijiazhuang Branch
Bank of China, Huhhot Branch
China Construction Bank, Shijiazhuang Branch
China Minsheng Banking Corporation Limited, Shijiazhuang Branch
CITIC Ka Wah Bank Limited
The Hong Kong and Shanghai Banking Corporation Limited
The Industrial and Commercial Bank of China, Shijiazhuang Branch

STOCK EXCHANGE

The Stock Exchange of Hong Kong Limited

STOCK CODE

1093

CORPORATE STRUCTURE


China Pharmaceutical Group Limited
100%
Tin Lon Investment Limited
100%
Shijiazhuang Pharma Group Zhongrun Pharmaceutical (Inner Mongolia) Co., Ltd.
100%
Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co., Ltd.
80.42%
Inner Mongolia Zhongxingyuan Sewage Treatment Co., Ltd.
100%
Shijiazhuang Pharma Group Hebei Zhongrun Chemical Co., Ltd.
100%
Shijiazhuang Pharma Group Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Shijiazhuang Pharma Group Zhongnuo Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Golden Wing Limited
100%
Weitai Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Shijiazhuang Pharma Group NBP Pharmaceutical Co., Ltd.
100%
Shijiazhuang Pharma Group Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd.
79.04%
20.17%
Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co., Ltd.
50%
Hebei Huarong Pharmaceutical Co., Ltd.
85%
Hebei Zhongrun Huanbao Co., Ltd.

RESULTS

In 2006, the Group's turnover and net profit amounted to HK$3,538.8 million and HK$15.7 million, representing an increase of 11% and a decrease of 90%, respectively.

The Board of Directors does not recommend the payment of final dividend for the year ended December 31, 2006.

BUSINESS REVIEW AND OUTLOOK

Vitamin C Series

Total sales volume of the major products of this series for the year amounted to 24,975 tonnes, a decrease of 4% over the previous year. Product prices were under pressure during the year due to overcapacity. Average price of vitamin C for the year was US$2.80 per kg, down 13.6% from US$3.24 in the previous year. Gross profit margin of the entire series decreased from 25.6% in the previous year to 13.5% in the current year.

With the product prices staying a low level, all manufacturers are not producing in full capacity. Product prices have rebounded recently and it is expected that the performance of this division will be able to improve.

Penicillin Series

Total sales volume of the major products of this series for the year amounted to 8,567 tonnes, an increase of 81% over the previous year. Product prices remained at low level for the past few years with the persisting market consolidation. Average prices of major products, namely penicillin industrial salt, amoxicillin and 6-APA, for the year were US$10.01, US$22.20 and US$20.92 per kg respectively, slightly higher than those of the previous year. Production costs decreased as a result of the increased utilization of the production lines in Inner Mongolia. Gross profit margin of the entire series increased from 6.9% in the previous year to 15.7% in the current year.

After a long period of market consolidation, product prices began to return to an upward trend in the fourth quarter of 2006. It is expected that the market condition will continue to improve.

Cephalosporin Series

Total sales volume of the major products of this series for the year amounted to 1,104 tonnes, a decrease of 5% over the previous year. With a substantial increase in market supply, there was a sharp decline in the product prices during the year. Average price of 7-ACA for the year was US$75.25 per kg, a decrease of 18.9% as compared with US$ 92.82 per kg in the previous year. Gross profit margin of the entire series decreased from 24.4 % in the previous year to 13.5% in the current year.

After rounds of price reductions, there was a slight rebound of the product prices recently. It is expected that the performance of this division will be able to stabilise.

Finished Drugs

As a result of fierce market competition, the profitability of this division further declined. Even though sales revenue for the year increased 13% to HK$1,256 million, operating profits recorded a significant drop of 50.6% to HK$31.21 million.

Market competition is expected to remain fierce. With a view to establishing a new driver of growth, the Group will put more efforts to develop the vitamin C health supplement market in the PRC while continuing to strive for growth in the generic drugs.

Patent Drug

The patent drug, butylphthalide, which was launched to the market last year, recorded a gradual growth in sales during the year. As market build-up work was still in its early stage, this business still recorded a loss in the current year.

In order to speed up the development of the drug in overseas markets, the Group entered into a license agreement with an overseas pharmaceutical company during the year. Pursuant to the agreement, the overseas pharmaceutical company is responsible for applying overseas accreditation for the drug and developing markets in America and Europe. The Group will receive milestone payments and royalties according to the progress of the overseas accreditation application and future sales.

FINANCIAL REVIEW

Liquidity and Financial Position

In 2006, the Group's operating activities generated a net cash inflow of HK$230,818,000. Capital expenditure amounted to HK$241,010,000. At December 31, 2006, the Group's current ratio was 1.0, slightly lower than 1.1 at the end of the previous year. Debtor turnover period (ratio of the total of trade receivables and bills receivable balance to sales, inclusive of value added tax for sales in the PRC) was 55 days as compared with 51 days in the previous year. The inventory turnover period (ratio of inventories balance to cost of sales) decreased to 85 days from 110 days in the previous year.

At December 31, 2006, the Group had total borrowings of HK$1,608,493,000 (comprising bank loans of HK$1,529,000,000 and loans from ultimate holding company and a fellow subsidiary of HK$79,493,000). The maturity profile of the total borrowings spreads over a period of three years with HK$752,000,000 repayable within one year and the remaining HK$856,493,000 repayable between two to three years. Net gearing ratio was 46%, which was calculated on the basis of the Group's total borrowings net of bank balances and cash of HK$391,509,000 over shareholders' equity at the balance sheet date.

41% of the Group's borrowings are denominated in Hong Kong dollars and the remaining 59% in Renminbi. The Group's revenues are either in Renminbi or in US dollars. The Group is of the opinion that its exposure to foreign exchange rate fluctuations is limited.

Pledge of Assets

At the balance sheet date, bank deposits of HK$4,104,000 were pledged to banks to secure banking facilities granted to the Group.

Contingent Liabilities

As disclosed in the Company's press announcement dated February 22, 2005, the Company and one of its subsidiary are named as, among others, defendants in certain antitrust complaints filed in the United States of America. These antitrust complaints have alleged that certain manufacturers of vitamin C in the PRC have since at least December 2001 conspired to control prices and volume of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws in the United States. It is alleged in the antitrust complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and, therefore, suffered losses. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Subsequent to the above-mentioned press announcement, there were some other complaints with the same nature as the above-mentioned antitrust complaints filed in the United States. Up to the date of this report, three of the antitrust complaints have been served on the Company and the subsidiary.

The directors and management of the Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisers to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be estimated with certainty at this stage.

EMPLOYEES

At the balance sheet date, the Group had about 9,855 permanent employees and the majority of them were employed in the PRC. The Group offers competitive remuneration packages, discretionary share options and bonuses to staff based on the performance of the Group and the individual employee.

ACKNOWLEDGEMENT

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere thanks to our shareholders for their support and to our staff for their commitment and diligence during this year.

By order of the Board
CAI DONGCHEN
Chairman

Hong Kong, April 11, 2007

Corporate Governance Practices

The Company is committed to ensuring a high standard of corporate governance. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting the confidence of shareholders. The Board will review its corporate governance practices from time to time to ensure they reflect the latest development and meet the expectations of the shareholders.

The Company has complied with the code provisions in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") throughout the year ended December 31, 2006 with certain deviations from code provision A.2.1 as set out in this report.

Board of Directors

The Board currently comprises eight executive directors, one non-executive director and four independent non-executive directors. One of the independent non-executive directors has the appropriate professional accounting experience and expertise. The biographies of the directors are set out on pages 11 to 13 of the annual report.

The Board is responsible for establishing strategic direction, setting objectives and business plans and monitoring performance. The management of the subsidiaries of the Company is responsible for the day-to-day management and operation of their respective individual business units.

The Board meets regularly to review the financial and operating performance of the Group and approve business plans. Four regular Board meetings were held at approximately quarterly interval in 2006. Individual attendance of each director at the regular Board meetings during 2006 is set out below:

Director	**Attendance**	
Executive Directors:		
Mr. Cai Dongchen *(Chairman)*	3	
Mr. Wei Fumin	3	
Mr. Yue Jin	4	
Mr. Feng Zhenying	4	
Mr. Ji Jianming	4	
Mr. Chak Kin Man	4	
Mr. Pan Weidong	1	*(appointed during the year, attendance rate was 100% in 2006)*
Mr. Li Zhibiao	1	*(appointed during the year, attendance rate was 100% in 2006)*
Mr. Zhang Zheng	1	*(appointed during the year, attendance rate was 100% in 2006)*
Mr. Yao Shian	1	*(resigned during the year, attendance rate was 50% in 2006)*
Non-Executive Director:		
Mr. Lee Ka Sze, Carmelo	4	
Independent Non-Executive Directors:		
Mr. Huo Zhenxing	4	
Mr. Qi Moujia	4	
Mr. Guo Shichang	2	
Mr. Chan Siu Keung, Leonard	4	

Chairman and Managing Director

Code provision A.2.1 of the Code stipulates that the roles of chairman and managing director should be separate and should not be performed by the same individual. Mr. Cai Dongchen, the Company's Chairman, has also assumed the role as the managing director of the Company since December 1, 2005. The Company believes that vesting both roles in Mr. Cai will allow for more effective planning and execution of business strategies. As all major decisions are made in consultation with members of the Board, the Company believes that there is adequate balance of power and authority in place.

Non-Executive Directors

Each of the non-executive director and independent non-executive directors has entered into a service contract with the Company for a term of two years from January 1, 2007 subject to the requirement that one-third of all the directors shall retire from office by rotation at each annual general meeting pursuant to the Articles of Association of the Company.

Remuneration of Directors

The Remuneration Committee of the Company is responsible for reviewing the remuneration policies, approving the salary, bonus and other benefits of executive directors and recommending to the Board remuneration of non-executive directors. The committee currently comprises three members, namely Mr. Chan Siu Keung, Leonard (Chairman), Mr. Lee Ka Sze, Carmelo and Mr. Huo Zhenxing.

In 2006, in addition to two formal meetings both with attendance rate of 100%, a written resolution was obtained from all members of the committee for fixing the remuneration of the executive directors of the Company. In making recommendations to the Board, the Committee based on its review of the operating results of the Group, individual performance and comparable market statistics.

Nomination of Directors

The Board has not established a nomination committee. According to the Articles of Association of the Company, the Board has the power from time to time and at any time to appoint any person as a director either to fill a casual vacancy or as an addition to the Board. The Board reviews the structure, size and composition of the Board from time to time and makes recommendation on the appointment of directors.

During 2006, the Board has reviewed the need to appoint new directors in light of the business development of the Group and the resignation of a director. Nomination was made by members of the Board based on the need of the Company and the expertise and experience of individual candidate. A meeting was held in 2006, which was attended by six executive directors, one non-executive director and three independent non-executive directors, to consider and approve the appointment of three new executive directors.

Directors' Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules. Having made specific enquiry, all directors have complied with the required standard set out in the Model Code throughout the year of 2006.

Audit Committee

The Audit Committee of the Company is responsible for providing an independent review of the effectiveness of the financial reporting process and internal control system of the Group. The committee currently comprises three members, namely Mr. Chan Siu Keung, Leonard (Chairman), Mr. Lee Ka Sze, Carmelo and Mr. Huo Zhenxing.

The committee held four meetings in 2006 with attendance rate of 100% for all the meetings. At the meetings, the committee considered the fees charged by the auditors, reviewed the quarterly, half-yearly and annual financial statements, reviewed the auditors' management letter and management response and reviewed the annual budget of the Group.

Based on the review and discussion at the meetings, the committee recommended to the Board to approve the quarterly, half-yearly and annual results of the Group and to adopt the measures to improve the internal control system as suggested by the auditors in the management letters.

Internal Controls

The Board has overall responsibility for the system of internal controls and for reviewing its effectiveness. During the year, the Board has conducted a review of the effectiveness of the system of internal control of the Group. The review covered all material controls, including financial, operational and compliance controls and risk management functions. Based on the results of the review, the Group would take steps to further enhance the effectiveness of the internal control system.

Auditors' Remuneration

During the year, the auditors of the Company charged HK$1,600,000 for audit services and HK$457,000 for non-audit services. The non-audit services consist of review of half-yearly financial statements, certain agreed-upon procedures and tax compliance.

Financial Reporting

The Board acknowledges its responsibility for preparing the financial statements of the Company and the Group. The reporting responsibilities of the auditors are set out in the auditors' report on page 16 to 17 of the annual report.

Shareholder Communication

The objective of shareholder communication is to provide our shareholders with detailed information about the Company so that they can exercise their rights as shareholders in an informed manner.

The Company uses a range of communication tools to ensure its shareholders are kept well informed of key business imperatives. These include general meetings, interim and annual reports, announcements and circulars. Procedure for voting by poll has been included in the circular of the Company accompanying notices convening general meetings and has been read out by the chairman at the general meetings held in 2006.

At the 2006 annual general meeting, a separate resolution was proposed by the chairman in respect of each separate issue, including re-election of directors. The respective chairman of the Board, Audit Committee and Remuneration Committee attended the 2006 annual general meeting to answer questions raised by shareholders.

The directors present their annual report and the audited consolidated financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended December 31, 2006.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. Details of the activities of its subsidiaries and jointly controlled entity are set out in notes 40 and 19 to the consolidated financial statements, respectively.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales and purchases attributable to the Group's five largest customers and suppliers were less than 30% of the Group's total sales and purchases for the year, respectively.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended December 31, 2006 are set out in the consolidated income statement on page 18 of the annual report.

The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.

DISTRIBUTABLE RESERVES OF THE COMPANY

The Company's reserves available for distribution to shareholders as at December 31, 2006 comprised the retained profits of HK$139,975,000 (2005: HK$187,898,000).

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group continued to upgrade its production facilities for bulk drug products and finished drug products. Details of these and other movements during the year in the property, plant and equipment of the Group are set out in note 14 to the consolidated financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements during the year in the share capital and share options of the Company are set out in notes 29 and 30 to the consolidated financial statements, respectively.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Cai Dongchen, Chairman	
Yue Jin	
Feng Zhenying	
Ji Jianming	
Chak Kin Man	
Pan Weidong	(appointed on October 1, 2006)
Li Zhibiao	(appointed on October 1, 2006)
Zhang Zheng	(appointed on October 1, 2006)
Wei Fumin	(resigned on April 2, 2007)
Yao Shian	(resigned on June 20, 2006)

DIRECTORS – continued

Non-executive director:

Lee Ka Sze, Carmelo

Independent non-executive directors:

Huo Zhenxing
Qi Moujia
Guo Shichang
Chan Siu Keung, Leonard

In accordance with Article 92 of the Company's Article of Association, Messrs. Pan Weidong, Li Zhibiao and Zhang Zheng retires at the forthcoming annual general meeting and being eligible, offers themselves for re-election.

In accordance with Article 101 of the Company's Articles of Association, Messrs. Cai Dongchen, Ji Jianming, Lee Ka Sze, Carmelo, Qi Moujia and Chan Siu Keung, Leonard retire at the forthcoming annual general meeting by rotation and, being eligible, offer themselves for re-election.

DIRECTORS' SERVICE CONTRACTS

Each of the non-executive director and independent non-executive directors of the Company has entered into a service contract for a term of two years from January 1, 2007.

Other than as disclosed above, no directors proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

CAI Dongchen

Mr. Cai, aged 53, Chairman of the Company, was appointed as an executive director of the Company in 1998. He is also the Chairman of Shijiazhuang Pharmaceutical Group Company Limited ("SPG"), the Company's ultimate holding company. Mr. Cai graduated from Hebei Pharmaceutical Finance College in the People's Republic of China (the "PRC") has over thirty years of technical and management experience in the pharmaceutical industry.

YUE Jin

Mr. Yue, aged 43, was appointed as an executive director of the Company in 2001. He graduated from Hebei University in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

FENG Zhenying

Mr. Feng, aged 51, was appointed as an executive director of the Company in 2003. He graduated from Hebei Chemical College in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT – continued

JI Jianming

Mr. Ji, aged 44, was appointed as an executive director of the Company in 2005. He graduated from Hebei University in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

CHAK Kin Man

Mr. Chak, aged 41 was appointed as an executive director of the Company in 2005. He is a certified public accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. He holds a Bachelor of Social Sciences degree from the University of Hong Kong and has over sixteen years of experience in auditing and financial management.

PAN Weidong

Mr. Pan, aged 37, was appointed as an executive director of the Company in 2006. He graduated from Shijiazhuang Post College in the PRC and has over fifteen years of experience in financial management and accounting.

LI Zhibiao

Mr. Li, aged 43, was appointed as an executive director of the Company in 2006. He holds a Master of Biology degree from Hebei Normal University in the PRC and has over fifteen years of business development and marketing experience in the pharmaceutical industry.

ZHANG Zheng

Mr. Zhang, aged 26, was appointed as an executive director of the Company in 2006. He holds a Bachelor of Business Studies degree from Charles Sturt University in Australia.

LEE Ka Sze, Carmelo

Mr. Lee, aged 46, was appointed as an independent non-executive director of the Company in 1996 and re-designated as a non-executive director in 2004. He is also a member of the Audit Committee and Remuneration Committee of the Company. He holds a Bachelor of Laws degree from the University of Hong Kong. He is a solicitor by profession and is a partner of a law firm in Hong Kong.

HUO Zhenxing

Mr. Huo, aged 71, was appointed as an independent non-executive director of the Company in 1994. He is also a member of the Audit Committee and Remuneration Committee of the Company. He was the former head of Industrial and Commercial Bank of China, Hebei Province branch and Shijiazhuang sub-branch.

QI Moujia

Mr. Qi, aged 74, was appointed as an independent non-executive director of the Company in 1996. He was the former director of the State Drug Administration of China (the "SDA", now known as the State Food and Drug Administration of China). He was the deputy chairman and chairman of the SDA in 1978 and 1982-1994, respectively.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT – continued

GUO Shichang

Mr. Guo, aged 65, was appointed as an independent non-executive director of the Company in 2004. He was the Vice Governor of Hebei Provincial People's Government, the PRC from 1993 to 2002.

CHAN Siu Keung, Leonard

Mr. Chan, aged 49, was appointed as an independent non-executive director of the Company in 2004. He is also a member of the Audit Committee and the Remuneration Committee of the Company. He is a qualified accountant and a member of the Institute of Chartered Accountants of Ontario. He holds a Master of Business Administration degree from York University, Ontario, Canada and has extensive experience in finance and investment.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Woo, Kwan, Lee & Lo, a firm of solicitors of which Mr. Lee Ka Sze, Carmelo is a partner, rendered professional services to the Group for which it received normal remuneration.

Other than as disclosed above, no contracts of significance to which the Company, its holding company, fellow subsidiaries or subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at December 31, 2006, the interests of the directors and their associates in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

Long positions:

Name of director	Capacity	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Mr. Cai Dongchen	Beneficial owner	2,000,000	0.13%
Mr. Chak Kin Man	Beneficial owner	4,000	0.00026%

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed in note 30 to the consolidated financial statements, at no time during the year was the Company, its holding company, fellow subsidiaries and subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDER

As at December 31, 2006, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that the following shareholder had notified the Company of relevant interests in the issued share capital of the Company.

Name of substantial shareholder	Capacity	Number of ordinary shares of the Company held	Percentage of issued share capital
SPG	Beneficial owner and controlled corporation	783,316,161 *(Note)*	50.93%

Note: In respect of the 783,316,161 shares, 773,436,399 shares are held by SPG and 9,879,762 shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company or any other interests representing 5% or more of the issued share capital of the Company as at December 31, 2006.

CONNECTED TRANSACTIONS

Details of the discloseable connected transactions during the year are set out in note 24 to the consolidated financial statements. Pursuant to Rule 14A.38 of the Listing Rules, the board of directors engaged the auditors of the Company to perform certain agreed upon procedures in respect of the continuing connected transactions of the Group. The auditors have reported their factual findings on these procedures to the board of directors. The independent non-executive directors have reviewed the continuing connected transactions and the report of the auditors and have confirmed that the transactions have been entered into by the Group:

(i) in the ordinary and usual course of the Group's business;

(ii) either on normal commercial terms or on terms no less favourable than terms available to or from independent third parties; and

(iii) in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DISCLOSURE UNDER RULE 13.18 OF THE LISTING RULES

Pursuant to two bank loan agreements, it will be an event of default under each of the loan agreements if SPG owns less than 40% of the issued share capital of the Company. The outstanding principal of these bank loans at December 31, 2006 amounted to HK$654,000,000 and the last instalment repayment is due in April 2009.

Save as disclosed above, there are no other events which are required to be disclosed by the Company under Rule 13.18 of the Listing Rules.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

EMOLUMENT POLICY

The emoluments of the directors of the Company are determined by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics.

The Company has adopted a share option scheme as an incentive to directors and eligible employees, details of the scheme are set out in note 30 to the consolidated financial statements.

SUFFICIENCY OF PUBLIC FLOAT

The Company has maintained a sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules throughout the year ended December 31, 2006.

AUDITORS

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Cai Dongchen
CHAIRMAN

Hong Kong, April 11, 2007

Deloitte.
德勤

TO THE SHAREHOLDERS OF CHINA PHARMACEUTICAL GROUP LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Pharmaceutical Group Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 18 to 62 which comprise the consolidated and Company balance sheets as at December 31, 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, April 11, 2007

For the year ended December 31, 2006

	NOTES	**2006**	2005
		HK$'000	*HK$'000*
Revenue	6	**3,538,754**	3,192,065
Cost of sales		**(2,925,429)**	(2,498,501)
Gross profit		**613,325**	693,564
Other income		**34,814**	21,157
Distribution costs		**(232,511)**	(182,723)
Administrative expenses		**(308,094)**	(293,231)
Other expenses		**(6,808)**	(20,537)
Share of loss of a jointly controlled entity		**(3,350)**	(1,099)
Finance costs	7	**(95,776)**	(68,139)
Profit before tax		**1,600**	148,992
Income tax	8	**13,763**	7,301
Profit for the year	9	**15,363**	156,293
Attributable to:			
Equity holders of the Company		**15,664**	156,518
Minority interests		**(301)**	(225)
		15,363	156,293
Dividend	12	**-**	-
Earnings per share - basic	13	**HK1.02 cents**	HK10.18 cents

CONSOLIDATED BALANCE SHEET

At December 31, 2006

	NOTES	2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment	14	**3,233,026**	3,176,949
Prepaid lease payments	15	**145,923**	154,612
Intangible assets	16	**48,275**	61,233
Goodwill	17	**55,764**	55,764
Interest in a jointly controlled entity	19	**21,646**	24,086
Pledged bank deposits	20	**1,312**	2,428
		3,505,946	3,475,072
Current assets			
Inventories	21	**682,935**	756,053
Trade and other receivables	22	**574,488**	512,987
Bills receivable	22	**98,501**	118,281
Prepaid lease payments	15	**4,361**	4,474
Loan receivable	23	**-**	670
Tax recoverable		**1,165**	8,096
Trade receivables due from related companies	24	**2,660**	14,393
Amount due from a jointly controlled entity	24	**13,155**	17,047
Pledged bank deposits	20	**2,792**	-
Bank balances and cash	20	**387,405**	472,706
		1,767,462	1,904,707
Current liabilities			
Trade and other payables	25	**754,147**	974,756
Bills payable	25	**223,118**	403,876
Trade payables due to related companies	24	**11,360**	-
Amounts due to related companies	24	**10,454**	4,146
Trade payable due to a jointly controlled entity	24	**-**	3,107
Tax liabilities		**15,002**	7,328
Unsecured bank loans	26	**752,000**	344,804
		1,766,081	1,738,017
Net current assets		**1,381**	166,690
Total assets less current liabilities		**3,507,327**	3,641,762

At December 31, 2006

	NOTES	2006	2005
		HK$'000	*HK$'000*
Non-current liabilities			
Loans from ultimate holding company	27	**59,493**	55,488
Loan from a fellow subsidiary	28	**20,000**	-
Unsecured bank loans	26	**777,000**	1,090,746
		856,493	1,146,234
		2,650,834	2,495,528
Capital and reserves			
Share capital	29	**153,812**	153,812
Reserves		**2,487,829**	2,331,020
Equity attributable to equity holders of the Company		**2,641,641**	2,484,832
Minority interests		**9,193**	10,696
		2,650,834	2,495,528

The consolidated financial statements from pages 18 to 62 were approved and authorised for issue by the Board of Directors on April 11, 2007 and are signed on its behalf by:

CHAK Kin Man	**PAN Weidong**
Director	*Director*

BALANCE SHEET

At December 31, 2006

	NOTES	2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment	14	**674**	1,115
Investments in subsidiaries	31	**1,202,044**	1,202,052
		1,202,718	1,203,167
Current assets			
Other receivables		**4,808**	6,592
Amounts due from subsidiaries	32	**866,733**	908,243
Bank balances and cash	20	**3,429**	24,393
		874,970	939,228
Current liabilities			
Other payables		**13,174**	13,654
Amount due to a subsidiary	32	**-**	304
Unsecured bank loans	26	**242,000**	96,000
		255,174	109,958
Net current assets		**619,796**	829,270
Total assets less current liabilities		**1,822,514**	2,032,437
Non-current liability			
Unsecured bank loans	26	**412,000**	574,000
		1,410,514	1,458,437
Capital and reserves			
Share capital	29	**153,812**	153,812
Reserves	33	**1,256,702**	1,304,625
		1,410,514	1,458,437

CHAK Kin Man
Director

PAN Weidong
Director

Consolidated Statement of Changes in Equity

For the year ended December 31, 2006

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Capital contribution HK$'000	Goodwill reserve HK$'000	Translation reserve HK$'000	Non-distributable reserves HK$'000 (Note 1)	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At January 1, 2005	153,812	1,116,727	1,362	(167,254)	2,692	276,334	876,213	2,259,886	10,058	2,269,944
Exchange differences arising on translation to presentation currency	-	-	-	-	68,428	-	-	68,428	218	68,646
Profit for the year	-	-	-	-	-	-	156,518	156,518	(225)	156,293
Total recognised income and expense for the year	-	-	-	-	68,428	-	156,518	224,946	(7)	224,939
Transfers	-	-	-	-	-	79,190	(79,190)	-	-	-
Capital contributions by minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	1,331	1,331
Dividends paid to minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	(686)	(686)
At December 31, 2005	153,812	1,116,727	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528
Exchange differences arising on translation to presentation currency	-	-	-	-	140,908	-	-	140,908	393	141,301
Profit for the year	-	-	-	-	-	-	15,664	15,664	(301)	15,363
Total recognised income and expense for the year	-	-	-	-	140,908	-	15,664	156,572	92	156,664
Transfers	-	-	-	-	-	27,242	(27,242)	-	-	-
Capital contribution from ultimate holding company	-	-	237	-	-	-	-	237	-	237
Release upon disposal of a subsidiary *(Note 2)*	-	-	-	-	-	-	-	-	(1,595)	(1,595)
At December 31, 2006	153,812	1,116,727	1,599	(167,254)	212,028	382,766	941,963	2,641,641	9,193	2,650,834

Note 1: The non-distributable reserves represent statutory reserves appropriated from the profit after tax of the Company's subsidiaries and jointly controlled entity in the People's Republic of China (the "PRC") under the laws and regulations of the PRC.

Note 2: During the year ended December 31, 2006, M2B.com.hk Limited, a non-wholly owned subsidiary of the Company, was disposed of.

For the year ended December 31, 2006

	2006	2005
	HK$'000	*HK$'000*
OPERATING ACTIVITIES		
Profit before tax	**1,600**	148,992
Adjustments for:		
Interest income	**(4,284)**	(2,687)
Share of loss of a jointly controlled entity	**3,350**	1,099
Finance costs	**95,776**	68,139
Depreciation of property, plant and equipment	**311,391**	245,456
Amortisation of prepaid lease payments	**4,361**	4,474
Amortisation of intangible assets	**20,902**	16,585
(Gain) loss on disposal of property, plant and equipment	**(3)**	15,780
Release of a liability from a minority shareholder	**(1,595)**	-
Operating cash flows before movements in working capital	**431,498**	497,838
Decrease (increase) in inventories	**73,118**	(303,198)
Increase in trade and other receivables	**(61,501)**	(99,358)
Decrease (increase) in bills receivable	**19,780**	(27,950)
Decrease (increase) in trade receivables due from related companies	**11,733**	(10,539)
Decrease (increase) in amount due from a jointly controlled entity	**3,892**	(241)
(Decrease) increase in trade and other payables	**(112,521)**	113,416
(Decrease) increase in bills payable	**(180,758)**	15,836
Increase in trade payables due to related companies	**11,360**	-
Increase (decrease) in amounts due to related companies	**6,308**	(136)
Decrease in trade payable due to a jointly controlled entity	**(3,107)**	(1,307)
Cash generated from operations	**199,802**	184,361
PRC Enterprise Income Tax refunds	**34,250**	10,859
PRC Enterprise Income Tax paid	**(3,234)**	(8,312)
NET CASH FROM OPERATING ACTIVITIES	**230,818**	186,908
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(335,997)**	(421,168)
Purchase of technical know-how	**(5,778)**	(6,521)
Prepayment of land leases	**(3,090)**	(57,005)
(Increase) decrease in pledged bank deposits	**(1,676)**	14,270
Proceeds from early termination of land leases	**14,740**	-
Interest received	**4,284**	2,687
Repayment of loan receivable	**670**	780
Proceeds from disposal of property, plant and equipment	**173**	7,987
NET CASH USED IN INVESTING ACTIVITIES	**(326,674)**	(458,970)

For the year ended December 31, 2006

	2006	2005
	HK$'000	*HK$'000*
FINANCING ACTIVITIES		
Bank loans raised	**785,000**	1,252,440
Loan raised from ultimate holding company	**1,400**	-
Loan raised from a fellow subsidiary	**20,000**	-
Capital contributed by minority shareholders of a subsidiary	**-**	1,331
Repayment of bank loans	**(726,000)**	(893,119)
Interest paid	**(95,443)**	(74,862)
Dividends paid	**-**	(54,141)
Dividends paid to minority shareholders	**-**	(686)
NET CASH (USED IN) FROM FINANCING ACTIVITIES	**(15,043)**	230,963
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(110,899)**	(41,099)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**472,706**	501,346
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**25,598**	12,459
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR, represented by bank balances and cash	**387,405**	472,706

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company's parent and ultimate holding company is Shijiazhuang Pharmaceutical Group Company Limited ("SPG"), a state-owned enterprise incorporated in the People's Republic of China (the "PRC"). SPG, together with the companies under its control, other than the Company and its subsidiaries (collectively referred to as the "Group"), will hereinafter be referred to as the "SPG Group". The addresses of the registered office and principal place of business of the Company are disclosed in the "Corporate Information" section to the annual report.

The Company acts as an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of pharmaceutical products.

The functional currency of the Company is Renminbi ("RMB"). The consolidated financial statements are presented in Hong Kong dollars ("HKD") for the convenience of the shareholders, as the Company is listed in Hong Kong.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied, for the first time, a number of new standard, amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), which are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The adoption of the new HKFRSs has no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new standards, amendment and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standard, amendment or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC) - INT 7	Applying the Restatement Approach under HKAS 29 "Financial Reporting in Hyperinflationary Economies"[3]
HK(IFRIC) - INT 8	Scope of HKFRS 2[4]
HK(IFRIC) - INT 9	Reassessment of Embedded Derivatives[5]
HK(IFRIC) - INT 10	Interim Financial Reporting and Impairment[6]
HK(IFRIC) - INT 11	HKFRS 2 - Group and Treasury Share Transactions[7]
HK(IFRIC) - INT 12	Service Concession Arrangements[8]

1 Effective for annual periods beginning on or after January 1, 2007.
2 Effective for annual periods beginning on or after January 1, 2009.
3 Effective for annual periods beginning on or after March 1, 2006.
4 Effective for annual periods beginning on or after May 1, 2006.
5 Effective for annual periods beginning on or after June 1, 2006.
6 Effective for annual periods beginning on or after November 1, 2006.
7 Effective for annual periods beginning on or after March 1, 2007.
8 Effective for annual periods beginning on or after January 1, 2008.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to December 31, each year. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Construction in progress represents property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognised impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is provided to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Property, plant and equipment – continued

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Prepaid lease payments

Prepaid lease payments which represents up-front payments to acquire leasehold land interests are stated at cost and amortised over the period of the lease on a straight-line basis.

Intangible assets

Intangible assets acquired separately

Intangible assets acquired separately and with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated income statement when the asset is derecognised.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its useful life, and carried at cost less subsequent accumulated amortisation and any accumulated impairment losses.

The amount initially recognised for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition critieria. Where no internally-generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible asset is reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets acquired separately.

Goodwill

Goodwill arising on acquisitions of subsidiaries and a jointly controlled entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiaries and jointly controlled entity at the date of acquisition.

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Goodwill – continued

Goodwill arising on acquisitions of subsidiaries and a jointly controlled entity prior to January 1, 2001 continues to be held in reserves, and will be charged to the retained profits at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit ("CGU") to which the goodwill relates becomes impaired.

For previously capitalised goodwill arising on an acquisition of a subsidiary after January 1, 2001, the Group has discontinued amortisation from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the CGU to which the goodwill relates may be impaired (see the accounting policy below).

For the purpose of impairment testing, goodwill arising from an acquisition of subsidiary is allocated to each of the relevant CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for the goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

Dividend income from investments is recognised when the Company's rights to receive payment have been established.

Jointly controlled entity

Joint venture arrangement that involves the establishment of a separate entity in which venturers have joint control over the economic activity of the entity is referred to as a jointly controlled entity.

The results and assets and liabilities of the jointly controlled entity are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investment in a jointly controlled entity is carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the jointly controlled entity, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Jointly controlled entity – continued

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

(i) Financial assets

The Group's financial assets are classified into loans and receivables. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted are set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, bills receivable, trade receivables due from related companies, amount due from a jointly controlled entity, loan receivable, pledged bank deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

(ii) Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including trade and other payables, bills payable, trade payables due to related companies, amounts due to related companies, trade payable due to a jointly controlled entity, unsecured bank loans, loans from ultimate holding company and loan from a fellow subsidiary are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(iii) Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Impairment losses, other than goodwill (see the accounting policies in respect of goodwill above)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services rendered by the Group in the normal course of business, and is stated net of value-added tax and sales returns.

Sales of goods are recognised when goods are delivered and title has passed.

Service income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Retirement benefit costs

Payments to the Mandatory Provident Fund Scheme and state-managed retirement benefits scheme, which are defined contribution schemes, are charged as an expense when employees have rendered service entitling them to the contributions.

Operating lease

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessees. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

3. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Taxation – continued

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group are translated into the presentation currency of the Company (i.e. HKD) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, management is required to make estimates and assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

Determining whether goodwill on subsidiaries is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. The carrying amount of goodwill at the balance sheet date was HK$215,894,000. At the balance sheet date, the directors assessed the need to provide impairment loss on the goodwill and the carrying amount of the goodwill was sustained by the result. Details of the impairment test are provided in note 18.

5. FINANCIAL INSTRUMENTS

a. Financial risk management objectives and policies

The Group's major financial instruments include trade and other receivables, bills receivable, trade receivable due from related companies, amount due from a jointly controlled entity, bank balances, trade payables, bills payable, trade payables due to related companies, amounts due to related companies, trade payable due to a jointly controlled entity, unsecured bank loans, loans from ultimate holding company and loan from a fellow subsidiary.

Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

As at December 31, 2006, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties. In order to minimise the credit risk, the management has implemented internal control procedures for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

At the balance sheet date, the management reviews the financial positions of the jointly controlled entity and the repayment records. In this regards, the management considers that the Group's credit risk on amount due from the jointly controlled entity is minimal.

The Group's concentration of credit risk by geographical locations of customers is mainly the PRC which accounted for 90% of the trade receivable at December 31, 2006.

5. FINANCIAL INSTRUMENTS – continued

a. Financial risk management objectives and policies – continued

Credit risk – continued

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings and ensures compliance with loan covenants.

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group aims at maintaining the flexibility in funding by arranging banking facilities and other external financing. Therefore, the risk is considered minimal.

Currency risk

The Group mainly operates in the PRC with most of the transactions denominated and settled in RMB. Though several subsidiaries of the Company have foreign currency sales, mainly in United States Dollars and Euro Dollars, which expose the Group to foreign currency risk, the directors consider that the risk is minimal to the Group at current stage.

The Group currently does not have a foreign currency hedging policy. However, the management will monitor foreign exchange exposure closely and consider the usage of hedging instruments when the need arises.

Fair value interest rate risk

The Group's fair value interest rate risk relates primarily to fixed-rate bank loans (see note 26 for details of these loans), which are raised from the banks in the PRC. In relation to these fixed-rate loans, the Group aims to keep loans at rates that are comparable to those in the market. In order to achieve this result, the Group negotiated with the banks and entered into various revolving loans such that the interest rate associated with the loans is more or less variable. In this regard, the directors of the Company consider that the Group's fair value interest rate risk is minimised.

Cash flow interest rate risk

The cash flow interest rate exposure for the Group is restricted to the floating rate bank loans (see note 26 for details of these loans). The Group currently does not use interest rate swap to swap its borrowings from floating rates to fixed rates as the management believes that changes in the interest rate will not have a significant impact on the Group's financial position. However, the management monitors closely the interest rate exposure and will consider using interest rate swap should the need arise.

5. FINANCIAL INSTRUMENTS – continued

b. Fair value

The fair value of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

6. REVENUE AND SEGMENT INFORMATION

Revenue represents the consideration received or receivable for goods sold and services rendered by the Group to outside customers, and are stated net of value-added tax and sales returns during the year.

An analysis of the Group's revenue for the year is as follows:

	2006	2005
	HK$'000	*HK$'000*
Sales of goods	**3,536,575**	3,186,904
Service income	**2,179**	5,161
	3,538,754	3,192,065

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

6. REVENUE AND SEGMENT INFORMATION – continued

Business segments

The Group reports its primary segment information by products which are bulk drugs, including penicillin series, cephalosporin series and vitamin C series, finished drugs and others. Segment information about these products is presented below:

For the year ended December 31, 2006:

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE							
External sales	1,016,186	671,996	575,303	1,255,518	19,751	-	3,538,754
Inter-segment sales	202,634	78,740	606	-	-	(281,980)	-
TOTAL REVENUE	1,218,820	750,736	575,909	1,255,518	19,751	(281,980)	3,538,754

Inter-segment sales are charged at prevailing market rates.

SEGMENT RESULTS	83,966	30,371	(10,626)	31,214	(19,934)		114,991
Unallocated corporate income							2,481
Unallocated corporate expenses							(16,746)
							100,726
Share of loss of a jointly controlled entity					(3,350)		(3,350)
Finance costs							(95,776)
Profit before tax							1,600
Income tax							13,763
Profit for the year							15,363

6. REVENUE AND SEGMENT INFORMATION – continued

Business segments – continued

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

At December 31, 2006:

	Bulk Drugs					
	Penicillin series	**Cephalosporin series**	**Vitamin C series**	**Finished Drugs**	**Others**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS						
Segment assets	1,518,976	1,307,360	1,338,859	820,300	253,340	5,238,835
Interest in a jointly controlled entity					21,646	21,646
Unallocated corporate assets						12,927
Consolidated total assets						5,273,408
LIABILITIES						
Segment liabilities	193,690	257,457	193,655	294,999	39,100	978,901
Unallocated corporate liabilities						1,643,673
Consolidated total liabilities						2,622,574

For the year ended December 31, 2006:

	Bulk Drugs						
	Penicillin series	**Cephalosporin series**	**Vitamin C series**	**Finished Drugs**	**Others**	**Unallocated corporate**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION							
Capital additions	120,878	52,019	54,409	8,362	5,339	3	241,010
Depreciation and amortisation	119,209	97,723	79,539	22,380	17,353	445	336,654

6. REVENUE AND SEGMENT INFORMATION – continued

Business segments – continued

For the year ended December 31, 2005:

	Bulk Drugs						
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
REVENUE							
External sales	525,091	855,131	692,507	1,109,971	9,365	-	3,192,065
Inter-segment sales	219,615	137,039	-	-	-	(356,654)	-
TOTAL REVENUE	744,706	992,170	692,507	1,109,971	9,365	(356,654)	3,192,065

Inter-segment sales are charged at prevailing market rates.

SEGMENT RESULTS	(9,220)	117,849	87,840	63,131	(21,728)		237,872
Unallocated corporate income							4,325
Unallocated corporate expenses							(23,967)
							218,230
Share of loss of a jointly controlled entity					(1,099)		(1,099)
Finance costs							(68,139)
Profit before tax							148,992
Income tax							7,301
Profit for the year							156,293

6. REVENUE AND SEGMENT INFORMATION – continued

Business segments – continued

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

At December 31, 2005:

	Bulk Drugs					
	Penicillin series HK$'000	Cephalosporin series HK$'000	Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Consolidated HK$'000
ASSETS						
Segment assets	1,676,073	1,161,005	1,314,016	919,060	242,235	5,312,389
Interest in a jointly controlled entity					24,086	24,086
Unallocated corporate assets						43,304
Consolidated total assets						5,379,779
LIABILITIES						
Segment liabilities	339,974	194,934	251,026	536,860	46,331	1,369,125
Unallocated corporate liabilities						1,515,126
Consolidated total liabilities						2,884,251

For the year ended December 31, 2005:

	Bulk Drugs						
	Penicillin series HK$'000	Cephalosporin series HK$'000	Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Unallocated corporate HK$'000	Consolidated HK$'000
OTHER INFORMATION							
Capital additions	292,576	23,469	78,621	37,424	106,907	3	539,000
Depreciation and amortisation	82,215	90,086	64,235	20,037	9,346	596	266,515

6. REVENUE AND SEGMENT INFORMATION – continued

Geographical segments

The Group's operations are located in the PRC, and the following table provides an analysis of the Group's sales by geographical market:

	Revenue	
	2006	2005
	HK$'000	*HK$'000*
The PRC	**2,486,009**	2,325,016
Asia other than the PRC	**614,837**	408,984
Europe	**216,860**	252,810
America	**191,301**	175,927
Others	**29,747**	29,328
	3,538,754	3,192,065

Analysis of carrying amounts of segment assets, and additions to property, plant and equipment and intangible assets are not presented as over 90% of the amounts involved are located in the PRC.

7. FINANCE COSTS

	2006	2005
	HK$'000	*HK$'000*
Interest on:		
- bank loans wholly repayable within five years	**82,670**	53,326
- loans from ultimate holding company wholly repayable within five years (note 27)	**1,819**	1,651
- loan from a fellow subsidiary wholly repayable within five years (note 28)	**481**	-
- bills receivable discounted without recourse	**8,576**	14,705
Bank loan arrangement fees	**1,897**	5,180
Imputed interest expense on non-current interest-free loan from ultimate holding company (note 27)	**333**	278
Total borrowing costs	**95,776**	75,140
Less: interest capitalised in construction in progress	**-**	(7,001)
	95,776	68,139

For the year ended December 31, 2005, the borrowing costs capitalised arose on the general borrowing pool and were calculated by applying a capitalisation rate of 4.5% to expenditure on qualifying assets.

8. INCOME TAX

	2006	2005
	HK$'000	*HK$'000*
The tax credit comprises:		
PRC Enterprise Income Tax		
- current year	**4,285**	19,335
- overprovision in prior years	**(1,337)**	(3,813)
- tax credits/refunds	**(16,711)**	(22,823)
	(13,763)	(7,301)

No Hong Kong Profits Tax is payable by the Company nor its Hong Kong subsidiaries since they either had no assessable profits or incurred tax losses for both years.

Taxation arising in other jurisdictions is calculated at the rate prevailing in the relevant jurisdictions.

Pursuant to the relevant laws and regulations in the PRC, certain subsidiaries of the Company are entitled to exemption and relief from PRC income tax starting from their first profit-making years.

In addition, pursuant to approvals granted by the relevant tax authorities, certain subsidiaries of the Company were granted tax credits/refunds which were mainly derived from the following activities:

a) Two subsidiaries of the Company were entitled to tax refunds on the basis that such subsidiaries have, instead of making distributions to its foreign shareholders, re-invested certain distributable reserves as capital contributions to three PRC subsidiaries set up in previous years.

b) Tax credits resulted from the purchase of plant and equipment manufactured in the PRC by certain subsidiaries of the Company. The tax credits are calculated with reference to 40% of the cost of the qualifying plant and equipment approved by the relevant tax authority. Such credits can be used to offset against current and future tax charges of the subsidiaries, subject to certain conditions as specified in each approval document from the relevant tax authorities.

The income tax for both years represents income tax provision which has taken into account of the above-mentioned tax incentives.

8. INCOME TAX – continued

The tax credit for the year can be reconciled to the profit before tax per the consolidated income statement as follows:

	2006	2005
	HK$'000	*HK$'000*
Profit before tax	**1,600**	148,992
Tax at the domestic income tax rate of 27% (2005: 27%)	**432**	40,228
Tax effect of income not taxable for tax purpose	**(878)**	(2,006)
Tax effect of expenses not deductible for tax purpose	**10,320**	25,839
Tax effect of share of loss of a jointly controlled entity	**904**	297
Tax effect of tax losses not recognised	**29,182**	11,368
Utilisation of tax losses previously not recognised	**(4,912)**	(23)
Effect of tax exemption and relief granted to PRC subsidiaries	**(30,763)**	(56,410)
Effect of different tax rates of subsidiaries operating in other jurisdiction	**-**	42
Tax credits/refunds granted to PRC subsidiaries	**(16,711)**	(22,823)
Overprovision in respect of prior years	**(1,337)**	(3,813)
Tax credit for the year	**(13,763)**	(7,301)

At the balance sheet date, the Group had unused tax losses of HK$141,262,000 (2005: HK$51,376,000) available for offset against future profits. No deferred tax asset has been recognised in respect of such losses due to the unpredictability of future profit streams. The unrecognised tax losses will expire in 2011.

There was no other significant unprovided deferred tax for the year or at the balance sheet date.

9. PROFIT FOR THE YEAR

	2006 *HK$'000*	2005 *HK$'000*
Profit for the year has been arrived at after charging (crediting):		
Employee benefits expenses including those of directors	**252,032**	229,034
Contribution to retirement benefits schemes including those of directors	**43,104**	41,222
Total employee benefits expenses including those of directors	**295,136**	270,256
Depreciation of property, plant and equipment	**311,391**	245,456
Amortisation of prepaid lease payments	**4,361**	4,474
Amortisation of intangible assets	**20,902**	16,585
Total depreciation and amortisation	**336,654**	266,515
Auditors' remuneration	**1,600**	1,600
Net foreign exchange loss	**2,726**	1,664
Research and development expenses	**8,148**	6,217
(Gain) loss on disposal of property, plant and equipment	**(3)**	15,780
Interest income	**(4,284)**	(2,687)
Release of liability from a minority shareholder	**(1,595)**	-

Note: For the year ended December 31, 2005 and 2006, cost of inventories recognised as an expense approximates cost of sales as shown in the consolidated income statement.

10. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to each of the 15 (2005: 13) directors were as follows:

2006

	Cai Dongchen	Wei Fumin	Yue Jin	Feng Zhenying	Ji Jianming	Yao Shian	Chak Kin Man	Pan Weidong	Li Zhibiao	Zhang Zheng	Lee Ka Sze, Carmelo	Huo Zhenxing	Qi Moujia	Guo Shichang	Chan Siu Keung, Leonard	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Fees	60	60	60	60	60	-	60	30	30	30	240	60	60	60	120	990
Other emoluments:																
Salaries and other benefits	3,041	2,127	207	213	209	93	1,170	54	135	101	-	-	-	-	-	7,350
Contribution to retirement benefits schemes	246	166	8	8	8	4	108	2	11	8	-	-	-	-	-	569
Performance related incentive payments (note)	300	243	127	245	114	68	150	25	11	8	-	-	-	-	-	1,291
Total emoluments	3,647	2,596	402	526	391	165	1,488	111	187	147	240	60	60	60	120	10,200

2005

	Cai Dongchen	Ding Ergang	Wei Fumin	Yue Jin	Feng Zhenying	Ji Jianming	Yao Shian	Chak Kin Man	Lee Ka Sze, Carmelo	Huo Zhenxing	Qi Moujia	Guo Shichang	Chan Siu Keung, Leonard	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Fees	60	55	60	60	60	50	50	5	240	60	60	60	120	940
Other emoluments:														
Salaries and other benefits	2,715	1,760	2,027	173	206	172	122	87	-	-	-	-	-	7,262
Contribution to retirement benefits schemes	217	145	172	7	7	6	5	8	-	-	-	-	-	567
Performance related incentive payments (note)	600	1,000	450	207	253	133	158	25	-	-	-	-	-	2,826
Total emoluments	3,592	2,960	2,709	447	526	361	335	125	240	60	60	60	120	11,595

No directors waived any emoluments in the years ended December 31, 2006 and 2005.

Note: The above remuneration is determined by the remuneration committee, having regard to the Company's operating results, individual performance and comparable market statistics.

11. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, four (2005: four) were directors of the Company during the whole financial year whose emoluments are included in note 10 above. The emoluments of the remaining individual who was appointed as an executive director of the Company during the year were as follows:

	2006	2005
	HK$'000	*HK$'000*
Director's fee	**30**	5
Salaries and other benefits	**395**	820
Contributions to retirement benefits scheme	**34**	74
Performance related incentive payments	**32**	300
	491	1,199

12. DIVIDEND

No dividend was proposed by the directors for the years ended December 31, 2006 and 2005.

13. EARNINGS PER SHARE

The calculation of the basic earnings per share attributable to the equity holders of the Company for the year ended December 31, 2006 is based on the profit for the year of HK$15,664,000 (2005: HK$156,518,000) and the 1,538,124,661 shares (2005: 1,538,124,661 shares) in issue during the year.

No diluted earnings per share is presented for the years ended December 31, 2006 and 2005 as there were no potential ordinary shares in issue during both years.

14. PROPERTY, PLANT AND EQUIPMENT

	Buildings in the PRC *HK$'000*	Plant and machinery *HK$'000*	Furniture, fixtures and office equipment *HK$'000*	Motor vehicles *HK$'000*	Construction in progress *HK$'000*	Total *HK$'000*
THE GROUP						
COST						
At January 1, 2005	502,265	2,198,220	10,779	11,791	842,023	3,565,078
Exchange adjustments	11,535	50,485	163	248	19,335	81,766
Additions	5,292	31,603	1,561	7,075	429,943	475,474
Transfers	322,330	866,447	932	-	(1,189,709)	-
Disposals	(955)	(38,107)	(1,770)	(3,304)	-	(44,136)
At December 31, 2005	840,467	3,108,648	11,665	15,810	101,592	4,078,182
Exchange adjustments	41,711	145,234	524	783	4,064	192,316
Additions	28,647	61,300	2,546	2,984	135,664	231,141
Transfers	71,068	75,754	-	-	(146,822)	-
Disposals	-	(2,532)	-	(2,381)	-	(4,913)
At December 31, 2006	981,893	3,388,404	14,735	17,196	94,498	4,496,726
DEPRECIATION						
At January 1, 2005	68,898	577,468	2,492	7,903	-	656,761
Exchange adjustments	2,135	16,601	62	204	-	19,002
Provided for the year	32,208	208,461	2,191	2,596	-	245,456
Eliminated on disposals	(842)	(17,077)	(419)	(1,648)	-	(19,986)
At December 31, 2005	102,399	785,453	4,326	9,055	-	901,233
Exchange adjustments	6,388	45,511	224	464	-	52,587
Provided for the year	45,616	260,649	2,487	2,639	-	311,391
Eliminated on disposals	-	(1,368)	-	(143)	-	(1,511)
At December 31, 2006	154,403	1,090,245	7,037	12,015	-	1,263,700
CARRYING VALUES						
At December 31, 2006	827,490	2,298,159	7,698	5,181	94,498	3,233,026
At December 31, 2005	738,068	2,323,195	7,339	6,755	101,592	3,176,949

At December 31, 2006, no borrowing cost (2005: HK$7,001,000) was capitalised and included in construction in progress.

14. PROPERTY, PLANT AND EQUIPMENT – continued

Certain buildings erected on the lands of the Group in the PRC were not granted formal title of their ownership. At December 31, 2006, the net book value of buildings in the PRC for which the Group had not been granted formal title amounted to HK$567,696,000 (2005: HK$483,425,000). In the opinion of directors, the absence of formal title does not impair the value of the relevant buildings. The directors also believe that formal title to these buildings will be granted to the Group in due course.

	Furniture, fixtures and office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*
THE COMPANY			
COST			
At January 1, 2005	2,222	1,005	3,227
Additions	3	-	3
At December 31, 2005	2,225	1,005	3,230
Additions	4	-	4
At December 31, 2006	2,229	1,005	3,234
DEPRECIATION			
At January 1, 2005	665	854	1,519
Provided for the year	445	151	596
At December 31, 2005	1,110	1,005	2,115
Provided for the year	445	-	445
At December 31, 2006	1,555	1,005	2,560
CARRYING VALUES			
At December 31, 2006	674	-	674
At December 31, 2005	1,115	-	1,115

The above items of property, plant and equipment, other than construction in progress, are depreciated on a straight-line basis at the following rates per annum:

Buildings in the PRC	3.3% - 5%
Plant and machinery	5% - 10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

15. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments of HK$150,284,000 (2005: HK$159,086,000) represent leasehold land in the PRC held under medium-term lease. An amount of HK$4,361,000 (2005: HK$4,474,000) is classified under current assets for reporting purpose.

16. INTANGIBLE ASSETS

	Technical know-how	Development costs	Utility rights	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP				
COST				
At January 1, 2005	65,059	20,906	68,823	154,788
Exchange adjustments	1,494	480	1,581	3,555
Additions	6,521	-	-	6,521
At December 31, 2005	73,074	21,386	70,404	164,864
Exchange adjustments	3,514	962	3,168	7,644
Additions	5,778	-	-	5,778
At December 31, 2006	82,366	22,348	73,572	178,286
AMORTISATION				
At January 1, 2005	46,316	8,849	29,673	84,838
Exchange adjustments	855	553	800	2,208
Provided for the year	7,127	2,536	6,922	16,585
At December 31, 2005	54,298	11,938	37,395	103,631
Exchange adjustments	2,814	705	1,959	5,478
Provided for the year	9,519	4,302	7,081	20,902
At December 31, 2006	66,631	16,945	46,435	130,011
CARRYING VALUES				
At December 31, 2006	15,735	5,403	27,137	48,275
At December 31, 2005	18,776	9,448	33,009	61,233

At December 31, 2006, included in development costs was an amount of HK$3,848,000 (2005: HK$3,682,000) which was internally generated while all other intangible assets of the Group were acquired from independent third parties.

16. INTANGIBLE ASSETS – continued

The above intangible assets have definite useful lives and are amortised on a straight-line basis over the following periods:

Technical know-how	5 to 10 years
Development costs	3 to 5 years from date of commencement of commercial operation
Utility rights	10 years

Utility rights represent up-front non-refundable payment to secure the rights to use electricity in the PRC over 10 years.

17. GOODWILL

	HK$'000
COST	
At January 1, 2005 and 2006 and December 31, 2006	55,764

Particulars regarding impairment testing on goodwill are disclosed in note 18.

18. IMPAIRMENT TESTING ON GOODWILL

For the purpose of impairment testing, goodwill with indefinite useful lives as set out in note 17 and goodwill reserves has been allocated to two individual cash generating units ("CGUs"). The carrying amount of goodwill as at December 31, 2006 has been allocated to the following units:

	HK$'000
Business segment of finished drugs ("Unit A")	55,764
Manufacture of penicillin ("Unit B")	160,130
	215,894

During the year ended December 31, 2006, management of the Group determines that there is no impairment of the above-mentioned CGUs containing the goodwill. The basis of the recoverable amounts of the CGUs and their major underlying assumptions are summarised below:

The recoverable amounts of these units have been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a 5-year period, and discount rates of 4.5% per annum, for both Unit A and Unit B, with zero growth. Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the units' past performance and management's expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amounts of the CGUs to exceed their aggregate recoverable amounts.

19. INTEREST IN A JOINTLY CONTROLLED ENTITY

	THE GROUP	
	2006	2005
	HK$'000	*HK$'000*
Share of net assets	**21,646**	24,086

At December 31, 2006, the Group held 50% of the registered capital of Hebei Huarong Pharmaceutical Co., Ltd. ("Huarong") which is a sino-foreign equity joint venture company established in the PRC to manufacture and sell vitamin B12 products.

At January 1, 2005 and 2006 and December 31, 2006, included in the goodwill reserves was goodwill of HK$7,124,000 arising on acquisition of the jointly controlled entity in prior years.

The summarised financial information in respect of the Group's jointly controlled entity which is accounted for using the equity method is set out below:

	2006	2005
	HK$'000	*HK$'000*
Current assets	**31,496**	33,247
Non-current assets	**59,906**	55,773
Current liabilities	**(59,990)**	(53,441)
Non-current liabilities	**(10,730)**	(12,457)
Income	**87,491**	71,661
Expenses	**90,841**	72,760

20. BANK BALANCES/PLEDGED BANK DEPOSITS

Bank balances and pledged bank deposits carry interest at market rates which range from 1.4% to 2.6% (2005: 1.4% to 2.1%) per annum. The pledged bank deposits will be released upon the settlement of relevant bank borrowings.

Pledged bank deposits represents deposits pledged to banks to secure banking facilities granted to the Group. Deposits amounting to HK$2,792,000 (2005: Nil) have been pledged to secure short-term bank borrowings and therefore classified as current assets. The remaining deposits amounting to HK$1,312,000 (2005: HK$2,428,000) have been pledged to secure banking facilities granted to the Group for the acquisition of property, plant and equipment and therefore classified as non-current assets.

21. INVENTORIES

	THE GROUP	
	2006	2005
	HK$'000	*HK$'000*
Raw materials	**82,193**	82,754
Work in progress	**174,151**	199,186
Finished goods	**426,591**	474,113
	682,935	756,053

22. TRADE AND OTHER RECEIVABLES/ BILLS RECEIVABLE

	THE GROUP	
	2006	2005
	HK$'000	*HK$'000*
Trade receivables	**497,288**	379,192
Bills receivable	**98,501**	118,281
	595,789	497,473
Other receivables	**77,200**	133,795
	672,989	631,268

The Group allows a credit period from 30 days to 90 days to its trade customers. The following is an aged analysis of trade and bills receivables at the balance sheet date:

	2006	2005
	HK$'000	*HK$'000*
0 to 90 days	**559,880**	472,208
91 to 180 days	**35,731**	24,436
181 to 365 days	**178**	829
	595,789	497,473

23. LOAN RECEIVABLE

The amount was unsecured, carried interest rate of 6.435% per annum and was fully repaid during the year.

24. CONNECTED AND RELATED PARTY DISCLOSURES

During the year, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected parties pursuant to the Listing Rules. The significant transactions with these companies during the year, and balances with them at the balance sheet date, are as follows:

(I) CONNECTED PARTIES

Name of company	Nature of transactions/ balances	THE GROUP 2006 *HK$'000*	2005 *HK$'000*
The SPG Group	Sale of steam (note a)	**2,672**	4,897
	Purchase of raw materials (note a)	**266,499**	158,948
	Rental expense (note b)	**5,787**	3,350
	Interest expense on loans from ultimate holding company (note d)	**2,152**	1,929
	Interest expense on loan from a fellow subsidiary (note d)	**481**	-
	Bank guarantee (note e)	**400,000**	-
	Balance due from (to) the SPG Group at December 31		
	- trade receivables (note f)	**2,660**	14,393
	- trade payables (note f)	**(11,360)**	-
	- other payables (note f)	**(10,454)**	(4,146)
	- long-term loans (note d)	**(79,493)**	(55,488)

(II) RELATED PARTIES, OTHER THAN CONNECTED PARTIES

Name of company	Nature of transactions/ balances	THE GROUP 2006 *HK$'000*	2005 *HK$'000*
Ouyi Pharmaceutical Co., Ltd. ("Ouyi"), an associate of SPG (note i)	Sales of raw materials (note a)	-	503
	Sales of finished goods (note a)	-	5,301
	Purchase of finished goods (note a)	-	23,437
	Rental expenses (note b)	-	1,085

24. CONNECTED AND RELATED PARTY DISCLOSURES – continued

(II) RELATED PARTIES, OTHER THAN CONNECTED PARTIES – continued

Name of company	Nature of transactions/ balances	THE GROUP 2006 HK$'000	2005 HK$'000
	Service charges relating to administrative, selling, utility, energy, community, land use rights and other supporting services and facilities (note c)	-	502
	Income from provision of technology consultancy services (note g)	-	19
	Income from leasing of property, plant and equipment (note g)	-	183
Huarong, a jointly controlled entity of the Group	Sales of finished goods (note a)	**4,695**	3,259
	Purchase of raw materials (note a)	**36,062**	33,039
	Income from provision of technology consultancy services (note g)	**173**	461
	Provision of utility services by the Group (note h)	**10,416**	7,339
	Balance due from (to) Huarong at December 31		
	- dividend receivable	**6,122**	6,122
	- other receivables (note f)	**7,033**	10,925
	- trade payables (note f)	**-**	(3,107)

(III) OTHER STATE-OWNED ENTITIES IN THE PRC

The Group operates in an economic regime currently predominated by entities directly or indirectly owned by the PRC government through its government authorities, agencies, affiliations and other organisations ("state-owned entities"). Transactions with other state-owned entities include but are not limited to the followings:

- lending and deposit taking;
- taking and placing of inter-bank balances;
- purchase, sale and leases of property and other assets; and
- rendering and receiving of utilities and other services.

24. CONNECTED AND RELATED PARTY DISCLOSURES – continued

(III) OTHER STATE-OWNED ENTITIES IN THE PRC – continued

These transactions are conducted in the ordinary course of the Group's business on terms similar to those that would have been entered into with non-state-owned entities. The Group has also established its pricing strategy and approval processes for major products and services, such as loans, deposits and commission income. Such pricing strategy and approval processes do not depend on whether the customers are state-owned entities or not. Having due regard to the substance of the relationship, the directors of the Company are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

(IV) COMPENSATION OF KEY MANAGEMENT PERSONNEL

The remuneration of directors as key management of the Group during the year was as follows:

	2006	2005
	HK$'000	*HK$'000*
Short-term benefits	**8,641**	10,088
Post-employment benefits	**569**	567
	9,210	10,655

The above remuneration is determined by the remuneration committee, having regard to the Company's operating results, individual performance and comparable market statistics.

Notes:

(a) The transactions were carried out with reference to the market prices.

(b) Rental expenses were paid in accordance with the tenancy agreements .

(c) Pursuant to the services agreements, the service fees paid for all composite services, other than the provision of utilities, were based on actual costs incurred by Ouyi. For the provision of utilities, the service fees paid were based on the actual costs of the utilities incurred by the Group plus 2% as the handling charge.

(d) Details of the loans are set out in note 27 and note 28.

(e) Guarantees were given by SPG to banks to secure bank loans granted to the Group.

(f) At the balance sheet date, the amount was aged within one year.

(g) The transactions were based on terms agreed by both parties.

(h) The transactions were based on the actual cost of utilities incurred by the Group.

(i) Ouyi was a former associate company of SPG and the relationship ceased on July 31, 2005. Only the transactions with Ouyi prior to July 31, 2005 were considered as related party transactions.

25. TRADE AND OTHER PAYABLES/BILLS PAYABLE

	THE GROUP	
	2006	2005
	HK$'000	*HK$'000*
Trade payables	**406,100**	498,933
Bills payable	**223,118**	403,876
	629,218	902,809
Other payables	**348,047**	475,823
	977,265	1,378,632

The following is an aged analysis of trade and bills payables at the balance sheet date:

	2006	2005
	HK$'000	*HK$'000*
0 to 90 days	**555,975**	787,371
91 to 180 days	**54,433**	69,611
181 to 365 days	**9,917**	26,432
More than 365 days	**8,893**	19,395
	629,218	902,809

26. UNSECURED BANK LOANS

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
The unsecured bank loans are repayable as follows:				
On demand or within one year	**752,000**	344,804	**242,000**	96,000
More than one year, but not more than two years	**562,000**	758,746	**292,000**	242,000
More than two years, but not more than five years	**215,000**	332,000	**120,000**	332,000
	1,529,000	1,435,550	**654,000**	670,000
Less: Amount due within one year shown under current liabilities	**(752,000)**	(344,804)	**(242,000)**	(96,000)
Amount due after one year	**777,000**	1,090,746	**412,000**	574,000

26. UNSECURED BANK LOANS – continued

The fair value of the above bank loans at the balance sheet date are as follows:

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Fixed-rate RMB bank loans	**875,000**	765,550	**-**	-
Floating-rate HKD bank loans	**654,000**	670,000	**654,000**	670,000
	1,529,000	1,435,550	**654,000**	670,000

The interest rates of the Group's fixed-rate RMB bank loans and floating-rate HKD bank loans are 5.02% to 6.76% (2005: 4.8% to 5.8%) per annum and 4.47% to 5.46% (2005: 1.0% to 5.2%) per annum, respectively.

At the balance sheet date, the Group and the Company had no undrawn loan facilities (2005: HK$80,000,000) in respect of floating-rate HKD bank loans.

27. LOANS FROM ULTIMATE HOLDING COMPANY

The loans are unsecured and are analysed as follows:

	THE GROUP	
	2006	2005
	HK$'000	*HK$'000*
Loans from SPG:		
- interest bearing at the rate of 3.78% per annum	**50,000**	47,847
- interest-free	**9,493**	7,641
	59,493	55,488

At December 31, 2006, the fair value of the interest-free portion of loans from SPG of HK$9,493,000 (2005: HK$7,641,000) was determined based on the present value of the estimated future cash outflows discounted using the effective interest rate of 3.78%.

As SPG had agreed not to demand repayment of the above loans within twelve months from the balance sheet date, the loans are classified as non-current liabilities.

28. LOAN FROM A FELLOW SUBSIDIARY

The amount is unsecured and carries interest rate of 6% per annum. Since the fellow subsidiary has agreed not to demand repayment of the above loan within twelve months from the balance sheet date, the loan is classified as non-current liability.

At December 31, 2005, there was no loan from a fellow subsidiary.

29. SHARE CAPITAL

	Number of shares	Share capital *HK$'000*
Ordinary shares of HK$0.10 each		
Authorised:		
At December 31, 2005 and 2006	3,000,000,000	300,000
Issued and fully paid:		
At December 31, 2005 and 2006	1,538,124,661	153,812

30. SHARE OPTIONS

The Company's share option scheme (the "Scheme") was adopted on July 6, 2004 for the purpose of providing incentive to directors (or any persons proposed to be appointed as such, whether executive or non-executive) and employees (whether full-time or part-time) of each member of the Group; eligible business consultants, professionals and other advisers who have rendered service or will render service to the Group as determined by the board of directors.

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme shall not in aggregate exceed 10% of the shares of the Company in issue at the date of approval of the Scheme. The maximum entitlement for any one participant is that the total number of shares issued or to be issued upon exercise of the options granted to each participant in any twelve-month period shall not exceed 1% of the total number of shares in issue.

Any grant of options to a participant who is a director, chief executive or substantial shareholder (all within the meaning as ascribed under the Listing Rules) of the Company or their respective associates must be approved by the independent non-executive directors (excluding the independent non-executive director who is the grantee). Where the granting of options to a participant who is an independent non-executive director or a substantial shareholder would result in the shares of the Company issued and to be issued upon exercise of all options already granted and to be granted to such participant in the twelve-month period up to and including the date of such grant exceed 0.1% of the total number of shares in issue and have an aggregate value, based on the closing price of the shares at the date of each grant, in excess of HK$5,000,000, such proposed grant must be approved by the shareholders of the Company in general meeting.

Options granted have to be taken up within a period of 30 days from the date of offer upon payment of HK$1. The subscription price is determined by the board of directors and shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the offer date; (ii) and the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the offer date; and (iii) the nominal value of a share. Options granted are exercisable for a period to be notified by the board of directors to each grantee and such period shall expire not later than 10 years from the date of grant of options.

No option has been granted or agreed to be granted under the Scheme since its adoption.

31. INVESTMENTS IN SUBSIDIARIES

	2006	2005
	HK$'000	*HK$'000*
Unlisted investment, at cost	**1,202,044**	1,202,052

Particulars of the Company's subsidiaries as at December 31, 2006 are set out in note 40.

32. AMOUNTS DUE FROM SUBSIDIARIES/AMOUNT DUE TO A SUBSIDIARY

The amounts are unsecured, interest-free and repayable on demand.

33. RESERVES

	Share premium	**Retained profits**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
THE COMPANY			
At January 1, 2005	1,116,727	174,282	1,291,009
Profit for the year	-	13,616	13,616
At December 31, 2005	1,116,727	187,898	1,304,625
Loss for the year	-	(47,923)	(47,923)
At December 31, 2006	1,116,727	139,975	1,256,702

The Company's reserves available for distribution to shareholders as at December 31, 2006 represent its retained profits of HK$139,975,000 (2005: HK$187,898,000).

34. OPERATING LEASE COMMITMENTS

	THE GROUP	
	2006	2005
	HK$'000	*HK$'000*
Minimum lease payments paid under operating leases during the year in respect of land and buildings	**10,247**	6,835

34. OPERATING LEASE COMMITMENTS – continued

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**9,249**	8,400	**2,077**	770
In the second to fifth year inclusive	**4,307**	10,264	**863**	-
Over five years	**231**	339	**-**	-
	13,787	19,003	**2,940**	770

Operating lease payments represent rentals payable by the Group for certain of its office and factory properties. Leases are negotiated and rentals are fixed for an average term of two years.

35. CAPITAL COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	2006	2005
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of		
- property, plant and equipment	**77,489**	7,867
- intangible assets	**6,817**	3,568
	84,306	11,435
Capital expenditure authorised but not contracted for in respect of acquisition of property, plant and equipment	**3,016**	40,450

36. MAJOR NON-CASH TRANSACTION

During the year, HK$3,232,000 of sales proceeds from disposal of property, plant and equipment was agreed by both parties to set off with trade payables for the same amount.

37. CONTINGENT LIABILITIES

(i) As disclosed in the press announcement of the Company dated February 22, 2005, the Company and one of its subsidiaries are named as, among others, defendants in a number of antitrust complaints filed in The United States of America (the "United States"). These antitrust complaints have alleged that certain manufacturers of vitamin C in the PRC have since at least December 2001 conspired to control prices and volumes of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws of the United States. It is alleged in the antitrust complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and, therefore, suffered losses. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Subsequent to the above-mentioned press announcement, there were some other complaints with the same nature as the antitrust complaints in the United States. Up to the date of this report, three antitrust complaints have been served on the Company and the subsidiary.

The directors and management of the Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisers to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be estimated with certainty at this stage.

(ii) At December 31, 2006, a guarantee of HK$20,000,000 (2005: Nil) was given by the Company to a bank in respect of banking facilities utilised by its subsidiary.

38. PLEDGE OF ASSETS

At December 31, 2006, no bills receivable of the Group (2005: bills receivable of HK$3,828,000) was pledged to a bank to secure banking facilities granted to a subsidiary of the Company. The pledge at December 31, 2005 was released upon the repayment of the loan facilities in January 2006. Details of the other pledge of assets are set out in note 20.

39. EMPLOYEE RETIREMENT BENEFIT SCHEMES

The Group operates a Mandatory Provident Fund Scheme for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees. Contributions to the scheme are made based on a certain percentage of the employees' relevant payroll costs.

The employees of the subsidiaries in the PRC are members of a state-managed retirement benefit scheme operated by the PRC government. The relevant subsidiaries are required to make contributions to the retirement benefit scheme based on certain percentage of payroll costs to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

During the year, the contributions made by the Group relating to the above arrangements were HK$43,104,000 (2005: HK$41,222,000).

40. PARTICULARS OF SUBSIDIARIES

Particulars of the Company's subsidiaries at December 31, 2006 are as follows:

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital registered capital held by the Company Directly %	Indirectly %	Principal activity
Golden Wing Limited	Hong Kong	Limited liability company	HK$3	100	-	Inactive
Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co., Ltd	PRC	Limited liability cooperative joint venture enterprise	RMB463,490,300	99.21	-	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group NBP Pharmaceutical Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB120,000,000	100	-	Manufacture and sales of pharmaceutical products
Shijiazhuaug Pharma Group Zhongrun Pharmaceutical (Inner Mongolia) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	HK$130,000,000	100	-	Manufacture and sales of pharmaceutical products
Shijiazhuaug Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB135,000,000	100	-	Manufacture and sales of pharmaceutical products
Tin Lon Investment Limited	Hong Kong	Limited liability company	HK$2	100	-	Investment holding
Shijiazhuang Pharma Group Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	US$20,169,000	100	-	Manufacture and sale of pharmaceutical products
Weitai Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB59,400,000	100	-	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group Zhongnuo Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB216,000,000	100	-	Manufacture and sale of pharmaceutical products

40. PARTICULARS OF SUBSIDIARIES – continued

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital registered capital held by the Company		Principal activity
Shijiazhuang Pharma Group Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB18,440,000	100	-	Provision of pharmaceutical research and development services
Shijiazhuang Pharma Group Hebei Zhongrun Chemical Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB50,000,000	100	-	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group Hebei Zhongrun Huanbao Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB5,000,000	-	85	Sewage treatment
Inner Mongolia Zhongxingyuan Sewage Treatment Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB18,000,000	80.42	-	Sewage treatment

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

RESULTS

	Year ended December 31,				
	2002	2003	2004	2005	**2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
Revenue	1,625,130	2,478,426	2,450,649	3,192,065	**3,538,754**
Cost of sales	(1,121,850)	(1,553,466)	(1,819,804)	(2,498,501)	**(2,925,429)**
Gross profit	503,280	924,960	630,845	693,564	**613,325**
Other income	14,197	9,522	14,677	21,157	**34,814**
Distribution costs	(42,545)	(94,529)	(131,453)	(182,723)	**(232,511)**
Administrative expenses	(123,295)	(200,193)	(230,004)	(293,231)	**(308,094)**
Other expenses	(10,879)	(21,471)	(10,948)	(20,537)	**(6,808)**
Major overhaul expenses	(28,591)	-	-	-	**-**
Allowance for doubtful debts	(14,276)	-	-	-	**-**
Share of results of a jointly controlled entity	6,938	6,548	3,419	(1,099)	**(3,350)**
Finance costs	(26,682)	(25,361)	(27,959)	(68,139)	**(95,776)**
Profit before tax	278,147	599,476	248,577	148,992	**1,600**
Income tax	(48,572)	(93,916)	(3,185)	7,301	**13,763**
Profit for the year	229,575	505,560	245,392	156,293	**15,363**
Attributable to:					
Equity holders of the Company	228,142	504,169	245,011	156,518	**15,664**
Minority interests	1,433	1,391	381	(225)	**(301)**
	229,575	505,560	245,392	156,293	**15,363**
	HK cents	HK cents	HK cents	HK cents	**HK cents**
Earnings per share					
Basic	16.62	33.27	15.93	10.18	**1.02**
Diluted	16.35	32.83	N/A	N/A	**N/A**

ASSETS AND LIABILITIES

	At December 31,				
	2002	2003	2004	2005	**2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
Total assets	2,948,797	3,361,624	4,707,246	5,379,779	**5,273,408**
Total liabilities	(1,145,851)	(1,231,655)	(2,438,149)	(2,884,251)	**(2,622,574)**
	1,802,946	2,129,969	2,269,097	2,495,528	**2,650,834**
Equity attributable to equity holders of the Company	1,793,137	2,121,697	2,259,039	2,484,832	**2,641,641**
Minority interests	9,809	8,272	10,058	10,696	**9,193**
	1,802,946	2,129,969	2,269,097	2,495,528	**2,650,834**

中國製藥集團有限公司
China Pharmaceutical Group Limited

年報
2006

股份代號：1093

目 錄

董事會

執行董事：
蔡東晨（*主席*）
岳 進
馮振英
紀建明
翟健文
潘衛東
李治彪
張錚

非執行董事：
李嘉士

獨立非執行董事：
霍振興
齊謀甲
郭世昌
陳兆強

委員會

審核委員會：
陳兆強（*主席*）
李嘉士
霍振興

薪酬委員會：
陳兆強（*主席*）
李嘉士
霍振興

法律顧問

胡關李羅律師行
香港
康樂廣場1號
怡和大廈25樓

核數師

德勤•關黃陳方會計師行
執業會計師
香港
金鐘道88號
太古廣場一座35樓

公司秘書

李嘉士

授權代表

翟健文
李治彪

註冊辦事處

香港
灣仔
港灣道 18 號
中環廣場
38 樓
3805 室

股份過戶登記處

秘書商業服務有限公司
香港
皇后大道東 28 號
金鐘滙中心 26 樓

主要往來銀行

中國農業銀行石家莊分行
中國銀行呼和浩特分行
中國建設銀行石家莊分行
中國民生銀行股份有限公司石家莊分行
中信嘉華銀行有限公司
香港上海滙豐銀行有限公司
中國工商銀行石家莊分行

證券交易所

香港聯合交易所有限公司

股份代號

1093

公司架構


中國製藥
集團有限公司
100%
天輪投資
有限公司
100%
石藥集團
中潤製藥
(內蒙古)
有限公司
100%
石藥集團
中禾製藥
(內蒙古)
有限公司
60.42%
內蒙古
中興源
污水處理
有限公司
100%
石藥集團
河北中潤
化工
有限公司
100%
石藥集團
維生藥業
(石家莊)
有限公司
100%
石藥集團
中諾藥業
(石家莊)
有限公司
100%
金利通
有限公司
100%
維泰藥業
(石家莊)
有限公司
100%
石藥集團
恩必普
藥業
有限公司
100%
石藥集團
中奇製藥
技術
(石家莊)
有限公司
79.04%
20.17%
石藥集團
河北中潤
製藥有限
公司
50%
河北華榮
製藥有限
公司
85%
河北中潤
生態環保
有限公司

業績

於二零零六年，本集團的營業額為35.388億港元，比二零零五年增加11%；而純利為1,570萬港元，比二零零五年下跌90%。

董事會不建議派發截至二零零六年十二月三十一日止年度的末期股息。

業務回顧及展望

維生素C系列

年內本系列各主要產品的總銷售量為24,975噸，較去年減少4%。受到生產能力過剩的影響，產品售價在年內一直受壓，全年平均售價為每公斤2.80美元，比去年的3.24美元下跌13.6%。整個系列的毛利率從去年的25.6% 下降至本年的13.5%。

在售價偏低的情況下，各製造商的產量均低於生產能力。產品售價已於近期逐漸回升，預期本業務的表現將能有所改善。

青霉素系列

年內本系列各主要產品的總銷售量為8,567噸，較去年增加81%。受到持續的市場整固影響，產品售價於過往幾年一直處於偏低水準。主要產品青霉素工業鹽、阿莫西林及6-APA於本年的平均售價分別為每公斤10.01美元、22.20 美元及20.92美元，略高於去年的水平。生產成本則受惠於內蒙古生產線使用率的提升而有所下降。整個系列的毛利率從去年的6.9%回升至本年的15.7%。

經過一段長時間的市場整固，產品售價於二零零六年第四季度呈現上升趨勢，預期市場環境可繼續改善。

頭孢菌素系列

年內本系列各主要產品的總銷售量為1,104噸，較去年減少5%。受到市場供應大幅增加的影響，產品售價於年內急速回落。本年7-ACA的平均售價為每公斤75.25美元，比去年的92.82美元下跌18.9%。整個系列的毛利率亦從去年的24.4%回落至本年的13.5%。

經過一輪割價競爭後，產品售價已於近期略為回升，預期明年的表現可望回穩。

成藥

受到激烈的市場競爭影響，本業務的利潤水平進一步下降。儘管本年的銷售收入增加 13%至 12.56 億港元，但經營溢利比去年大幅下降 50.6%至 3,121 萬港元。

預期市場競爭仍然激烈，而本集團除儘力增取普藥業務的增長外，亦會重點開拓國內維生素 C 保健產品的市場，以建立一新的業務增長點。

專利藥

專利藥丁苯酞於去年推出後，其銷售收入於本年逐步增長。因市場建設工作仍處於起步階段，故本業務於本年仍錄得虧損。

爲加快該藥於海外市場的開發，本集團於年內與一海外醫藥公司簽訂一專利許可協議，由其負責該藥的海外認證申請及歐美市場開發，而本集團將可按海外認證申請的進展及將來的銷售收入收取進度款項及專利權使用費。

財務回顧

流動資金及財政狀況

在二零零六年，本集團的經營活動帶來現金流入淨額 230,818,000 港元，而資本開支則爲 241,010,000 港元。於二零零六年十二月三十一日，本集團的流動比率爲 1.0，略低於去年底的 1.1。年內的應收賬周轉期（應收貿易賬款及應收票據總結餘相對於銷售額（包括在中國內銷的增值稅）的比率）爲 55 天，去年爲 51 天。存貨周轉期（存貨結餘相對於銷售成本的比率）則由去年的 110 天減至 85 天。

於二零零六年十二月三十一日，本集團的貸款總額爲 1,608,493,000 港元（包括銀行貸款 1,529,000,000 港元及最終控股公司及一家同系附屬公司貸款 79,493,000 港元）。貸款總額於三年內到期，其中 752,000,000 港元須於一年內償還，其餘 856,493,000 港元須於二至三年內償還。淨資本負債比率爲 46%，乃按結算日本集團的貸款總額扣除銀行結存及現金 391,509,000 港元後除以股東資金而得出。

本集團 41%的貸款以港元計值，餘下 59%以人民幣計值。本集團的收入主要以人民幣或美元列值，本集團認爲面對的外幣匯率風險有限。

資產抵押

於本結算日，有銀行存款 4,104,000 港元抵押予銀行，以換取本集團獲批之銀行信貸。

或然負債

誠如本公司於二零零五年二月二十二日之報章公佈披露，本公司及旗下其中一家附屬公司名列在美國提出之若干反壟斷投訴答辯人之一。該反壟斷投訴指中國若干維生素 C 生產商最少由二零零一年十二月開始串謀操控出口至美國及世界其他地方之維生素 C 之價格及數量，觸犯美國之反壟斷法。反壟斷投訴指美國之維生素 C 買方就維生素 C 支付之價錢高於倘無指稱之串謀行為則應付之價錢，因而蒙受損失。原告人（據稱是各類別類似原告人之代表）索取三倍之不指明損害賠償及其他補償。於該報章公佈後，另有若干性質和上述反壟斷投訴相同之投訴於美國提出。截至本公佈日期，其中三宗反壟斷投訴已正式送達本公司及該附屬公司。

本公司董事及管理層擬就反壟斷投訴之指控全力進行抗辯。本集團已委聘法律顧問就有關法律訴訟提供意見。反壟斷投訴之結果在現階段無法確實估計。

僱員

於結算日，本集團共有長期僱員約 9,855 人，大部份受僱於國內。本集團因應集團和個別員工的表現向僱員提供具競爭力的薪酬、酌情授予的購股期權及花紅。

致意

本人謹代表董事會在此對年內股東之支持及本公司員工之勤勉深表謝意。

承董事會命
主席
蔡東晨

香港，二零零七年四月十一日

企業管治常規

本公司致力達到高度企業管治標準。董事會相信，良好的公司管治常規對維持及提升股東的信任日益重要。董事會將不時檢討其企業管治常規，確保有關常規能夠反映最新發展並達到股東之期望。

本公司於截至二零零六年十二月三十一日止整個年度一直遵守聯交所證券上市規則（「上市規則」）附錄14企業管治常規守則（「守則」）所載之守則條文，惟如本報告所述就守則條文A.2.1條有所偏離。

董事會

董事會董事會現由八名執行董事、一名非執行董事及四名獨立非執行董事組成，其中一名獨立非執行董事具備適當的專業會計經驗及專業知識。董事之履歷載於年報第11至13頁。

董事會負責確立策略性方針，訂立目標及業務計劃，以及監督業務表現。本公司附屬公司之管理層分別負責個別業務單位之日常管理及營運。

董事會定期開會，以檢討本集團之財務及業務表現以及批准業務計劃。於二零零六年曾舉行四次董事會定期會議，大約每季舉行一次，各董事於二零零六年出席董事會定期會議之次數載列如下：

董事	**出席次數**	
執行董事：		
蔡東晨先生 *（主席）*	3	
魏福民先生	3	
岳進先生	4	
馮振英先生	4	
紀建明先生	4	
翟健文先生	4	
潘衛東先生	1	*（於年內獲委任，二零零六年之出席率為100%）*
李治彪先生	1	*（於年內獲委任，二零零六年之出席率為100%）*
張錚先生	1	*（於年內獲委任，二零零六年之出席率為100%）*
姚世安先生	1	*（於年內辭任，二零零六年之出席率為50%）*
非執行董事：		
李嘉士先生	4	
獨立非執行董事：		
霍振興先生	4	
齊謀甲先生	4	
郭世昌先生	2	
陳兆強先生	4	

主席及董事總經理

守則條文 A.2.1 條規定主席及董事總經理的角色應有區分，且不應由一人同時兼任。自二零零五年十二月一日後，本公司主席蔡東晨先生同時出任本公司之董事總經理。本公司相信，讓蔡先生同時出任上述職位，能更有效地策劃及執行業務策略。由於所有重大決定均會諮詢董事會成員之意見後才作出，本公司相信現時權力與授權分佈有足夠之平衡。

非執行董事

各非執行董事及獨立非執行董事分別與本公司訂立服務協議，由二零零七年一月一日起，為期兩年，惟亦須遵守本公司組織章程關於每屆股東週年大會上須有三分之一董事會成員輪值告退之規定。

董事薪酬

本公司之薪酬委員會負責檢討薪酬政策，批准執行董事之薪金、花紅及其他津貼，並就非執行董事薪酬向董事會提供意見。委員會現由三名成員組成，包括陳兆強先生（主席）、李嘉士先生及翟振興先生。

於二零零六年，除兩次出席率均為 100%的正式會議外，委員會全體成員亦作出一次書面決議案，以釐定本公司執行董事之酬金。委員會於檢討本集團之經營業績、個人表現及可予比較之市場統計資料後才向董事會提供建議。

董事之提名

董事會並無成立提名委員會。根據本公司之組織章程，董事會有權不時及隨時委任任何人士為董事，以填補臨時空缺或新增空缺。董事會不時檢討董事會之結構、規模及組成，以及就董事之委任提供建議。

於二零零六年，鑑於本集團之業務發展及一名董事辭任，董事會就委任新董事的需要進行檢討。董事會成員基於本公司之需要以及個別候選人之專業知識及經驗作出提名。董事會於二零零六年舉行一次會議，當中有六名執行董事、一名非執行董事及三名獨立非執行董事出席，以考慮及批准委任三名新執行董事。

董事的證券交易

本公司已採納上市規則附錄 10 所載之上市公司董事進行證券交易之標準守則（「標準守則」）。經作出明確查詢後，全體董事在二零零六年整個年度內均有遵守標準守則訂明之準則。

審核委員會

本公司之審核委員會負責獨立檢討本集團之財務申報程序及內部監控制度之成效。委員會現由三名成員組成，包括陳兆強先生（主席）、李嘉士先生及霍振興先生。

委員會於二零零六年舉行了四次會議，出席率均爲 100%。委員會在會上考慮核數師收取之費用，審閱季度、中期及年度財務報表，審閱核數師之管理函件及管理層回應，以及審閱本集團之年度財政預算。

根據於該等會議所進行之審閱及討論，委員會建議董事會批准本集團之季度、中期及全年業績，並採取核數師於管理函件所建議有關改善內部監控制度之措施。

內部監控

董事會負責整體內部監控制度，並檢討其成效。年內，董事會就本集團內部監控制度之成效作出檢討。檢討範圍涉及所有重大監控事宜，其中包括財務、營運及合規監控與風險管理職能。本集團會根據檢討結果採納措施，務求進一步提升內部監控制度之成效。

核數師酬金

年內，本公司核數師就核數服務及非核數服務分別收取 1,600,000 港元及 457,000 港元。非核數服務包括中期財務報表之審閱工作及若干已協定程序與稅務合規事宜。

財務申報

董事會確認其編製本公司及本集團之財務報表之責任。核數師之申報責任載於年報第 16 至 17 頁之核數師報告。

股東聯絡

股東聯絡之目標乃爲本公司股東提供有關本公司之詳細資料，讓股東可於知情之情況下行使其股東權利。

本公司透過多種聯絡途徑，確保其股東知悉主要業務事項，該等途徑包括股東大會、中期報告及年報、公佈及通函。投票表決之程序已載於隨附召開股東大會通告之本公司通函，並已由主席於二零零六年舉行之股東大會上宣讀。

於二零零六年股東週年大會上，主席就每件獨立事項提呈獨立決議案，包括重選董事。董事會、審核委員會及薪酬委員會之主席均有出席二零零六年股東週年大會以回答股東之提問。

董事會謹提呈其年度報告和本公司及其附屬公司(統稱「本集團」)截至二零零六年十二月三十一日止年度之經審核綜合財務報表。

主要業務

本公司爲一間投資控股公司。其附屬公司及一間合營企業之業務詳情分別載於綜合財務報表附註40及19。

主要客戶及供應商

本年度內,本集團向五大客戶銷售及五大供應商採購之總額分別佔本集團之銷售及採購總額少於30%。

業績及分配

截至二零零六年十二月三十一日止年度之本集團業績載於本年報第18頁之綜合收益表內。

董事會不建議派發股息,並擬保留本年度溢利。

本公司之可分派儲備

本公司於二零零六年十二月三十一日可供分派予股東之儲備包括保留溢利139,975,000港元(二零零五年:187,898,000港元)。

物業、機器及設備

本年度內,本集團繼續改進其原料藥產品及成藥產品之生產設施。有關詳情及本集團之物業、機器及設備於年內之其他變動詳情載於綜合財務報表附註14。

股本及購股期權

本公司之股本及購股期權於年內之變動詳情分別載於綜合財務報表附註29及30。

董事

本年度及至本報告日期止之本公司董事爲:

執行董事:

蔡東晨 *(主席)*	
岳進	
馮振英	
紀建明	
翟健文	
潘衛東	(於二零零六年十月一日獲委任)
李治彪	(於二零零六年十月一日獲委任)
張錚	(於二零零六年十月一日獲委任)
魏福民	(於二零零七年四月二日辭任)
姚世安	(於二零零六年六月二十日辭任)

董事（續）

非執行董事：

李嘉士

獨立非執行董事：

霍振興
齊謀甲
郭世昌
陳兆強

根據本公司之組織章程第92條，潘衛東先生、李治彪先生及張錚先生將於應屆股東週年大會上依章告退，惟彼等均願膺選連任。

根據本公司之組織章程第101條，蔡東晨先生、紀建明先生、李嘉士先生、齊謀甲先生及陳兆強先生將於應屆股東週年大會上依章輪值告退，惟彼等均願膺選連任。

董事之服務合約

本公司各非執行董事及獨立非執行董事已與本公司訂立服務合約，由二零零七年一月一日起為期兩年。

除上文所披露者外，擬在應屆股東週年大會上膺選連任之董事，概無訂立本集團不作補償（法定補償除外）則不可於一年內終止之服務合約。

董事及高層管理人員個人資料

蔡東晨

蔡先生，五十三歲，本公司主席，於一九九八年獲委任為本公司執行董事。他亦為本公司之最終控股公司石藥集團有限公司（「石藥公司」，前稱石家莊製藥集團有限公司）之主席。蔡先生畢業於中華人民共和國（「中國」）河北財經學院，在製藥業擁有超過三十年技術及管理經驗。

岳進

岳先生，四十三歲，於二零零一年獲委任為本公司執行董事。他畢業於中國河北大學，在製藥業擁有超過二十年技術及管理經驗。

馮振英

馮先生，五十一歲，於二零零三年獲委任為本公司執行董事。他畢業於中國河北化學學院，在製藥業擁有超過二十年技術及管理經驗。

董事及高層管理人員個人資料（續）

紀建明

紀先生，四十四歲，於二零零五年獲委任爲本公司執行董事。他畢業於中國河北大學，在製藥業擁有超過二十年技術及管理經驗。

翟健文

翟先生，四十一歲，於二零零五年獲委任爲本公司執行董事。翟先生爲香港會計師公會會計師，並爲特許公認會計師公會資深會員。他持有香港大學社會科學學士學位，在核數及財務管理方面擁有超過十六年經驗。

潘衛東

潘先生，三十七歲，於二零零六年獲委任爲本公司執行董事。他畢業於石家莊郵政高等專科學校，在財務管理及會計方面累積逾十五年經驗。

李治彪

李先生，四十三歲，於二零零六年獲委任爲本公司執行董事。他畢業於河北師範大學，持有生物學碩士學位，在製藥業之業務發展及市場推廣方面累積逾十五年經驗。

張錚

張先生，二十六歲，於二零零六年獲委任爲本公司執行董事。他持有澳洲 Charles Sturt University 商學學士學位。

李嘉士

李先生，四十六歲，於一九九六年獲委任爲本公司獨立非執行董事，並於二零零四年獲重新委任爲非執行董事。他亦爲本公司審核委員會及薪酬委員會成員。李先生持有香港大學法學士學位。他是專業律師及香港一間律師行之合夥人。

霍振興

霍先生，七十一歲，於一九九四年獲委任爲本公司獨立非執行董事。他亦爲本公司審核委員會及薪酬委員會成員。霍先生是中國工商銀行河北省分行及石家莊市支行前行長。

齊謀甲

齊先生，七十四歲，於一九九六年獲委任爲本公司獨立非執行董事。他爲中國國家藥品監督管理局（「中國藥管局」，現稱爲中國國家食品藥品監督管理局）前董事，分別於一九七八年及一九八二年至一九九四年出任中國藥管局副局長及局長。

董事及高層管理人員個人資料（續）

郭世昌

郭先生，六十五歲，於二零零四年獲委任爲本公司獨立非執行董事。他於一九九三年至二零零二年出任中國河北省人民政府副省長。

陳兆強

陳先生，四十九歲，於二零零四年獲委任爲本公司獨立非執行董事。他亦爲本公司審核委員會及薪酬委員會成員。他是合資格會計師，並爲安大略省特許會計師公會會員。他持有加拿大安大略省約克大學工商管理碩士學位，在財務及投資方面擁有豐富經驗。

董事於重大合約上之利益

胡關李羅律師行（李駋士先生爲該律師行之合夥人）向本集團提供專業服務，並就此收取一般酬金。

除上文所披露者外，本公司各董事在本公司、其控股公司或其任何同系附屬公司或附屬公司於年終或年內任何時間仍然生效之重大合約中，概無直接或間接擁有重大利益。

董事之股份、相關股份及債券權益

於二零零六年十二月三十一日，董事及其聯繫人士於本公司及其聯營公司（定義見證券及期貨條例（「證券條例」）第 XV 部）之股份、相關股份及債券中擁有須記錄於本公司按證券條例第 352 條存置之登記冊內之權益，或依據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所載上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益如下：

好倉：

董事姓名	身份	所持已發行普通股數目	佔本公司已發行股本百分比
蔡東晨先生	實益擁有人	2,000,000	0.13%
翟健文先生	實益擁有人	4,000	0.00026%

除上文所披露者外，各董事或其聯繫人士概無在本公司或其任何聯營公司（定義見證券條例第 XV 部）之股份、相關股份及債券中擁有須記錄於按證券條例第 352 條存置之登記冊內之權益或淡倉，或依據標準守則須知會本公司及聯交所之權益或淡倉。

購買股份或債券之安排

除綜合財務報表附註 30 所披露者外，本公司、其控股公司或其任何同系附屬公司或附屬公司於本年度內概無任何安排，致令本公司董事藉取得本公司或任何其他法人團體之股份或債券而獲得利益。

主要股東

於二零零六年十二月三十一日，按本公司根據證券條例第 336 條存置之主要股東名冊所載，以下股東已知會本公司其於本公司已發行股本持有之相關權益。

主要股東名稱	身份	所持本公司普通股數目	佔已發行股本百分比
石藥公司	實益擁有人及受控制公司	783,316,161 *(附註)*	50.93%

附註： 在 783,316,161 股股份中，石藥公司持有 773,436,399 股，而石藥公司之全資附屬公司中國詩薇製藥有限公司則持有 9,879,762 股。

除上文所披露者外，據本公司所知，於二零零六年十二月三十一日，本公司之已發行股本中概無任何其他有關權益或淡倉或相當於本公司已發行股本 5% 或以上之任何其他權益。

關連交易

本年度內須予披露之關連交易詳情載於綜合財務報表附註 24。根據上市規則第 14A.38 條，董事會委聘本公司核數師就本集團之持續關連交易進行若干議定之程序。核數師已就此等程序向董事會匯報其實際結果。獨立非執行董事已審視持續關連交易及核數師之報告，並確認本集團訂立之該等交易乃：

(i) 屬本集團日常及一般業務；

(ii) 按一般商業條款進行或該等交易條款不遜於獨立第三者所獲或開出之條款；及

(iii) 根據規範該等交易之相關協議進行，而交易條款公平合理並符合本公司股東之整體利益。

購買、出售或贖回本公司之上市證券

本年度內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

根據上市規則第 13.18 條作出之披露

根據兩項銀行貸款協議，如石藥公司持有少於 40% 之本公司已發行股本，將視作未有履行責任。於二零零六年十二月三十一日，該等銀行貸款之未償還本金額為 654,000,000 港元，而最後一期還款之到期日為二零零九年四月。

除上文所披露者外，本公司並無其他事項須按上市規則第 13.18 條之規定而披露。

委任獨立非執行董事

本公司已收到各獨立非執行董事根據上市規則第 3.13 條確認其獨立性之年度確認書。本公司認爲全體獨立非執行董事具備獨立性。

酬金政策

本公司董事之酬金由薪酬委員會經考慮本公司之經營業績、個人表現及可作比較之市場統計資料後決定。

本公司已採納購股期權計劃，作爲對董事及合資格僱員之一種鼓勵，該計劃之詳情載於綜合財務報表附註 30。

公眾持股量規定

本公司於截至二零零六年十二月三十一日止年度內一直維持上市規則所規定不少於本公司已發行股份25%之足夠公眾持股量。

核數師

本公司將於股東週年大會上提呈續聘德勤•關黃陳方會計師行爲核數師之決議案。

代表董事會
主席
蔡東晨

香港，二零零七年四月十一日

Deloitte.
德勤

致中國製藥集團有限公司股東
(於香港註冊成立之有限公司)

本核數師(以下簡稱"我們")已審核列載於第18至62頁中國製藥集團有限公司(以下簡稱"貴公司")及其附屬公司(以下統稱"貴集團")的綜合財務報表,此綜合財務報表包括於二零零六年十二月三十一日的綜合及公司資產負債表與截至該日止年度的之綜合收益表、綜合股本權益變動報表及綜合現金流動表,以及主要會計政策概要及其他附註解釋。

董事就綜合財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編制及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編制及真實而公平地列報綜合財務報表相關的內部控制,以使綜合財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見。我們的報告僅按照香港《公司條例》第141條,爲股東(作爲一個團體)而編制,並不爲其他任何目的。我們並不就本報告之內容對任何其他人士承擔任何義務或接受任何責任。我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範,並規劃及執行審核, 以合理確定綜合財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷,包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時,核數師考慮與該公司編制及真實而公平地列報綜合財務報表相關的內部控制,以設計適當的審核程序,但並非爲對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性,以及評價綜合財務報表的整體列報方式。

我們相信,我們所獲得的審核憑證是充足和適當地爲我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映 貴公司及 貴集團於二零零六年十二月三十一日的事務狀況及 貴集團截至該日止年度的溢利及現金流量，並已按照香港《公司條例》妥為編制。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零七年四月十一日

綜合收益表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
收入	6	**3,538,754**	3,192,065
銷售成本		**(2,925,429)**	(2,498,501)
毛利		**613,325**	693,564
其他收入		**34,814**	21,157
分銷成本		**(232,511)**	(182,723)
行政開支		**(308,094)**	(293,231)
其他開支		**(6,808)**	(20,537)
應佔合營企業虧損		**(3,350)**	(1,099)
財務費用	7	**(95,776)**	(68,139)
除稅前溢利		**1,600**	148,992
所得稅	8	**13,763**	7,301
本年度溢利	9	**15,363**	156,293
應佔本年度溢利：			
本公司股本權益持有人		**15,664**	156,518
少數股東權益		**(301)**	(225)
		15,363	156,293
股息	12	**-**	-
每股盈利 － 基本	13	**1.02 港仙**	10.18 港仙

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
物業、機器及設備	14	**3,233,026**	3,176,949
預付租賃款項	15	**145,923**	154,612
無形資產	16	**48,275**	61,233
商譽	17	**55,764**	55,764
於合營企業之權益	19	**21,646**	24,086
已抵押銀行存款	20	**1,312**	2,428
		3,505,946	3,475,072
流動資產			
存貨	21	**682,935**	756,053
應收貿易賬項及其他應收款項	22	**574,488**	512,987
應收票據	22	**98,501**	118,281
預付租賃款項	15	**4,361**	4,474
應收貸款	23	**-**	670
可收回稅項		**1,165**	8,096
應收關聯公司貿易款項	24	**2,660**	14,393
應收合營企業款項	24	**13,155**	17,047
已抵押銀行存款	20	**2,792**	-
銀行結存及現金	20	**387,405**	472,706
		1,767,462	1,904,707
流動負債			
應付貿易賬項及其他應付款項	25	**754,147**	974,756
應付票據	25	**223,118**	403,876
應付關聯公司貿易款項	24	**11,360**	-
應付關聯公司款項	24	**10,454**	4,146
應付合營企業貿易款項	24	**-**	3,107
應付稅項		**15,002**	7,328
無抵押銀行貸款	26	**752,000**	344,804
		1,766,081	1,738,017
流動資產淨值		**1,381**	166,690
總資產減流動負債		**3,507,327**	3,641,762

	附註	二零零六年 千港元	二零零五年 千港元
非流動負債			
最終控股公司貸款	27	**59,493**	55,488
同系附屬公司貸款	28	**20,000**	-
無抵押銀行貸款	26	**777,000**	1,090,746
		856,493	1,146,234
		2,650,834	2,495,528
資本及儲備			
股本	29	**153,812**	153,812
儲備		**2,487,829**	2,331,020
本公司股本權益持有人應佔之股本權益		**2,641,641**	2,484,832
少數股東權益		**9,193**	10,696
		2,650,834	2,495,528

第 18 至 62 頁之綜合財務報表於二零零七年四月十一日由董事會核准及批准刊登，並由下列董事代表簽署：

董事	*董事*
翟健文	**潘衡東**

資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
物業、機器及設備	14	**674**	1,115
於附屬公司之投資	31	**1,202,044**	1,202,052
		1,202,718	1,203,167
流動資產			
其他應收款項		**4,808**	6,592
應收附屬公司款項	32	**866,733**	908,243
銀行結存及現金	20	**3,429**	24,393
		874,970	939,228
流動負債			
其他應付款項		**13,174**	13,654
應付附屬公司款項	32	**-**	304
無抵押銀行貸款	26	**242,000**	96,000
		255,174	109,958
流動資產淨值		**619,796**	829,270
總資產減流動負債		**1,822,514**	2,032,437
非流動負債			
無抵押銀行貸款	26	**412,000**	574,000
		1,410,514	1,458,437
資本及儲備			
股本	29	**153,812**	153,812
儲備	33	**1,256,702**	1,304,625
		1,410,514	1,458,437

董事 **翟健文**　　　　*董事* **潘衛東**

綜合股本權益變動報表

截至二零零六年十二月三十一日止年度

	本公司股本權益持有人應佔									
	股本	股份溢價	資本投入	商譽儲備	匯兌儲備	非分派儲備	保留溢利	總額	少數股東權益	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元* *(附註1)*	*千港元*	*千港元*	*千港元*	*千港元*
二零零五年一月一日	153,812	1,116,727	1,362	(167,254)	2,692	276,334	876,213	2,259,886	10,058	2,269,944
因換算爲列賬貨幣而產生之匯兌差額	-	-	-	-	68,428	-	-	68,428	218	68,646
本年度溢利	-	-	-	-	-	-	156,518	156,518	(225)	156,293
本年度已確認之收入及開支總額	-	-	-	-	68,428	-	156,518	224,946	(7)	224,939
轉撥	-	-	-	-	-	79,190	(79,190)	-	-	-
一間附屬公司之少數股東資本投入	-	-	-	-	-	-	-	-	1,331	1,331
已付一間附屬公司之少數股東股息	-	-	-	-	-	-	-	-	(686)	(686)
於二零零五年十二月三十一日	153,812	1,116,727	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528
因換算爲列賬貨幣而產生之匯兌差額	-	-	-	-	140,908	-	-	140,908	393	141,301
本年度溢利	-	-	-	-	-	-	15,664	15,664	(301)	15,363
本年度已確認之收入及開支總額	-	-	-	-	140,908	-	15,664	156,572	92	156,664
轉撥	-	-	-	-	-	27,242	(27,242)	-	-	-
最終控股公司之資本投入	-	-	237	-	-	-	-	237	-	237
處理附屬公司時解除*(附註2)*	-	-	-	-	-	-	-	-	(1,595)	(1,595)
於二零零六年十二月三十一日	153,812	1,116,727	1,599	(167,254)	212,028	382,766	941,963	2,641,641	9,193	2,650,834

附註1： 非分派儲備包括根據中華人民共和國（「中國」）法規須自本公司於中國之附屬公司及合營企業之除稅後溢利中調撥之法定儲備。

附註2： 於二零零六年十二月三十一日止年度，本公司已處理其非全資附屬公司 M2B.com.hk Limited。

綜 合 現 金 流 動 表

截至二零零六年十二月三十一日止年度

	二零零六年 *千港元*	二零零五年 *千港元*
經營業務		
除稅前溢利	**1,600**	148,992
按下列各項調整：		
利息收入	**(4,284)**	(2,687)
應佔合營企業虧損	**3,350**	1,099
財務費用	**95,776**	68,139
物業、機器及設備之折舊	**311,391**	245,456
預付租賃款項之攤銷	**4,361**	4,474
無形資產攤銷	**20,902**	16,585
出售物業、機器及設備之（收益）虧損	**(3)**	15,780
解除少數股東負債	**(1,595)**	-
營運資金變動前之經營現金流量	**431,498**	497,838
存貨減少（增加）	**73,118**	(303,198)
應收貿易賬項及其他應收款項增加	**(61,501)**	(99,358)
應收票據減少（增加）	**19,780**	(27,950)
應收關聯公司貿易款項減少（增加）	**11,733**	(10,539)
應收合營企業款項減少（增加）	**3,892**	(241)
應付貿易賬項及其他應付款項（減少）增加	**(112,521)**	113,416
應付票據（減少）增加	**(180,758)**	15,836
應付關聯公司貿易款項增加	**11,360**	-
應付關聯公司款項增加（減少）	**6,308**	(136)
應付合營企業貿易款項減少	**(3,107)**	(1,307)
來自經營業務之現金	**199,802**	184,361
退回中國企業所得稅	**34,250**	10,859
已付中國企業所得稅	**(3,234)**	(8,312)
經營業務所得現金淨額	**230,818**	186,908
投資活動		
購買物業、機器及設備	**(335,997)**	(421,168)
購買知識產權	**(5,778)**	(6,521)
預付地租	**(3,090)**	(57,005)
已抵押銀行存款（增加）減少	**(1,676)**	14,270
提早終止土地租賃之所得款項	**14,740**	-
已收利息	**4,284**	2,687
償還應收貸款	**670**	780
出售物業、機器及設備之所得款項	**173**	7,987
投資活動所用現金淨額	**(326,674)**	(458,970)

	二零零六年 *千港元*	二零零五年 *千港元*
融資活動		
新借銀行貸款	**785,000**	1,252,440
最終控股公司貸款	**1,400**	-
同系附屬公司貸款	**20,000**	-
一間附屬公司之少數股東資本投入	-	1,331
償還銀行貸款	**(726,000)**	(893,119)
已付利息	**(95,443)**	(74,862)
已付股息	-	(54,141)
已付少數股東股息	-	(686)
融資活動（所用）所得現金淨額	**(15,043)**	230,963
現金及現金等值減少淨額	**(110,899)**	(41,099)
年初之現金及現金等值	**472,706**	501,346
外幣匯率變動之影響	**25,598**	12,459
年結之現金及現金等值， 即銀行結存及現金	**387,405**	472,706

1. 一般事項

本公司乃於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司之母公司及最終控股公司爲於中華人民共和國（「中國」）註冊成立之國有企業石藥集團有限公司（「石藥公司」，前稱石家莊製藥集團有限公司）。石藥公司連同其控制之公司（本公司及其附屬公司（以下統稱「本集團」）除外）以下統稱爲「石藥集團」。本公司之註冊辦事處及主要營業地點列於年報之「公司資料」一節。

本公司乃一間投資控股公司，其附屬公司主要從事製造及銷售製藥產品。

本公司之功能貨幣爲人民幣。基於本公司乃於香港上市，綜合財務報表乃以港元呈列，以方便股東閱覽。

2. 應用新訂及經修訂香港財務報告準則（「財務報告準則」）

在本年內，本集團首次應用多項由香港會計師公會頒布於二零零五年十二月一日或二零零六年一月一日或之後開始之會計期間生效之新訂準則、修訂及詮釋（「新財務報告準則」）。採納該等新訂財務報告準則對本會計期間或過往會計期間業績及財務狀況之編製及呈列方式並無構成重大影響，故毋須作出前期調整。

本集團並無提早採納以下已頒佈但尙未生效之新訂準則、修訂及詮釋。本公司董事會預期該等準則、修訂及詮釋之應用對本集團之業績及財務狀況不會有重大影響。

會計準則第1號（修訂本）	股本披露[1]
財務報告準則第7號	財務工具：披露[1]
財務報告準則第8號	經營分部[2]
香港（國際財務報告準則詮釋委員會）詮釋7	會計準則第29號「超通脹經濟中之財務報告」之應用處理[3]
香港（國際財務報告準則詮釋委員會）詮釋8	財務報告準則第2號[4]
香港（國際財務報告準則詮釋委員會）詮釋9	重新評估嵌入式衍生工具[5]
香港（國際財務報告準則詮釋委員會）詮釋10	中期財務報告及減值[6]
香港（國際財務報告準則詮釋委員會）詮釋11	財務報告準則第2號－集團及庫存股份交易[7]
香港（國際財務報告準則詮釋委員會）詮釋12	服務經營權安排[8]

1 於二零零七年一月一日或之後開始之年度期間生效。

2 於二零零九年一月一日或之後開始之年度期間生效。

3 於二零零六年三月一日或之後開始之年度期間生效。

4 於二零零六年五月一日或之後開始之年度期間生效。

5 於二零零六年六月一日或之後開始之年度期間生效。

6 於二零零六年十一月一日或之後開始之年度期間生效。

7 於二零零七年三月一日或之後開始之年度期間生效。

8 於二零零八年一月一日或之後開始之年度期間生效。

3. 主要會計政策

綜合財務報表乃根據歷史成本編製，詳情見下文載列之會計政策。

綜合財務報表乃根據香港會計師公會頒布之財務報告準則而編製。此外，綜合財務報表包括聯交所證券上市規則（「上市規則」）及香港《公司條例》規定提供之相關披露資料。

綜合賬目之基準

綜合財務報表包括本公司及由本公司控制之實體（其附屬公司）所編製截至每年十二月三十一日止之財務報表。凡本公司有權掌管一間實體之財務及營運政策以自其附屬公司獲得利益即構成控制。

年內收購或出售之附屬公司之業績，由生效收購日期起或直至生效出售日期止（視情況而定）列於綜合收益表。

如有需要，會對附屬公司之財務報表作出調整，以令其會計政策與本集團其他成員公司所用者一致。

所有集團內之交易、結餘、收入及支出乃於綜合賬目時對銷。

綜合入賬之附屬公司之淨資產之少數股東權益乃與本集團擁有之股本權益分開呈列。於該等淨資產之少數股東權益包括於原本之商業合併日期該等權益之金額及自合併日期以來少數股東應佔股本權益之變動。適用於少數股東及超過少數股東於附屬公司之股本權益之虧損乃與本集團之權益對銷，惟倘如少數股東有具約束力之義務及能夠額外作出投資以填補虧損則除外。

物業、機器及設備

物業、機器及設備（在建工程除外）按成本減累計折舊及累計減值虧損入賬。

在建工程指正在建造以供生產或自用之物業、機器及設備。在建工程以成本減累計減值虧損列賬。在建工程於完成後可供用於擬定用途時重新分類為物業、機器及設備之適當類別。此等資產之折舊基準與其他物業資產相同，乃於資產可供用於擬定用途時開始計提。

折舊乃根據物業、機器及設備（在建工程除外）之估計可使用年期並計入其估計剩餘價值後，以直線法撇銷其成本而撥備。

3. 主要會計政策（續）

物業、機器及設備（續）

物業、機器及設備項目於出售時或預計不會從繼續使用該資產而得到任何經濟利益時取消確認。資產取消確認時產生之任何收益或虧損（按該項目之出售所得款項淨額與賬面值之差額計算）乃於該項目取消確認之年度計入綜合收益表。

預付租賃款項

預付租賃款項指爲獲取租賃土地權益而預先支付之款項，乃按成本列值，並以直線法於租賃期內予以攤銷。

無形資產

獨立收購之無形資產

獨立收購且屬有限可使用年期之無形資產乃按成本減累計攤銷及任何累計減值虧損而列賬。有限可使用年期之無形資產之攤銷乃按其估計可使用年期以直線法計算。

因取消確認無形資產而產生之收益或虧損乃按出售所得款項淨額與有關資產之賬面值之差額計量，並於有關資產取消確認時在綜合收益表確認。

研究及開發成本

研究事務之支出於出現之期間確認爲開支。

因開發支出所產生而源自內部之無形資產，僅於明確界定項目之開發成本預料會從日後之商業活動中收回時確認。所產生之資產按可使用年期以直線法攤銷，並按成本減其後累計之攤銷及任何累計減值虧損列賬。

內部產生之無形資產之初步確認金額爲無形資產首次達致確認情況日期起所產生之費用總和。若無內部產生之無形資產可獲確認，開發費用於產生期間內計入損益賬。

於初步確認後，內部產生之無形資產乃按成本減累計攤銷及累計減值虧損列賬，與獨立收購之無形資產之基準相同。

商譽

因收購附屬公司及一間合營企業（協議日期爲於二零零五年一月一日之前）產生之商譽乃指收購成本超逾本集團於收購當日應佔相關附屬公司及合營企業可識別資產及負債公平價值之權益之差額。

3. 主要會計政策（續）

商譽（續）

因收購附屬公司及一間合營企業（協議日期爲於二零零一年一月一日之前）產生之商譽繼續於儲備持有，並將於出售與該商譽有關之業務或與該商譽有關之現金產生單位減值時自保留溢利扣除。

對於因在二零零一年一月一日後收購一間附屬公司而產生並於先前已資本化之商譽，本集團自二零零五年一月一日起不再繼續攤銷，而有關商譽每年及凡商譽有關之現金產生單位有可能出現減值的跡象時進行減值測試（見下文所載會計政策）。

就測試有否減值而言，因收購附屬公司而產生之商譽乃分配予預計可從收購之協同效益受惠之各有關現金產生單位（或各組現金產生單位）。獲分配商譽之現金產生單位每年及每當有跡象顯示該單位出現減值時予以測試有否減值。對於財政年度內因收購而產生之商譽，獲分配商譽之現金產生單位在該財政年度完結前予以測試有否減值。當現金產生單位之可收回數額少於該單位之賬面值，將分配減值虧損以首先減低任何分配予該單位之商譽，然後根據該單位各資產之賬面值按比例地減低分配予該單位之其他資產。商譽之任何減值虧損直接於綜合收益表確認。商譽之減值虧損不會在隨後之期間撥回。

在出售附屬公司或合營企業之後，已資本化之應佔商譽列入出售之盈利或虧損之計算。

於附屬公司之投資

於附屬公司之投資按成本減任何已知減值虧損列入本公司之資產負債表內。

投資所得之股息收入於本公司可收取該等款項之權利確立時確認。

合營企業

合營企業指涉及一間獨立企業之成立而各合營方對該企業之經濟活動有共同控制權之合營安排。

合營企業之業績以及資產與負債乃以權益會計法列入綜合財務報表。根據權益法，於合營企業之投資乃按成本經調整收購後本集團應佔該合營企業之淨資產之變動，減任何已知減值虧損而在綜合財務報表列賬。當本集團應佔合營企業之虧損等於或超過本集團於該合營企業之權益，本集團即停止確認其應佔之進一步虧損。本集團會就額外應佔之虧損撥備，並會確認負債，惟僅以本集團已產生法定或推定責任或代表該合營企業支付之款項爲限。

3. 主要會計政策（續）

合營企業（續）

當某集團實體與本集團之合營企業交易，未變現之溢利或虧損乃以本集團於合營企業之權益爲限而對銷，惟倘未變現之虧損證明已轉讓資產有所減值則除外，在此情況下有關虧損全數確認。

存貨

存貨按成本與可變現淨值兩者之較低值列賬。成本按加權平均法計算。

財務工具

財務資產及財務負債乃當集團實體成爲工具合約條文之訂約方時，在綜合資產負債表上確認。財務資產及財務負債最初以公平價值計量。因收購或發行財務資產及財務負債而直接產生之交易成本（於損益賬按公平價值處理之財務資產及財務負債除外）於首次確認時新增至財務資產及財務負債之公平價值或自該等價值扣除（如適用）。因收購於損益賬中按公平價值處理之財務資產或財務負債而直接產生之交易成本即時於損益賬中確認。

(i) 財務資產

本集團之財務資產包括貸款及應收款項。所有財務資產之日常買賣乃按交易日基準確認及取消確認。日常買賣指須根據市場規則或慣例確立之時間內交付資產之財務資產買賣。所採納之會計政策載於下文。

貸款及應收款項

貸款及應收款項爲附帶固定或可釐定付款之非衍生性質財務資產，而其在活躍市場並無報價。於首次確認後之各個結算日，貸款及應收款項（包括應收貿易賬項及其他應收款項、應收票據、應收關聯公司貿易款項、應收合營企業款項、應收貸款、已抵押銀行存款及銀行結存）乃按利用實際利息法計算之已攤銷成本，減任何已知減值虧損列賬。倘有客觀證據顯示資產出現減值，則減值虧損會於損益賬中確認，並按資產賬面值與按原本實際利率貼現之估計未來現金流量之現值之差額計量。倘資產之可收回金額之增幅能客觀地與於確認減值後所引致之事件有關，則減值虧損會於隨後期間撥回，惟減值被撥回當日之資產賬面值不得超過倘無確認減值之已攤銷成本。

3. 主要會計政策（續）

財務工具（續）

(ii) 財務負債及股本權益

集團實體發行之財務負債及股本權益工具乃根據所訂立之合約安排之性質與及財務負債及股本權益工具之定義而分類。

股本權益工具爲證明於集團經扣除其所有負債後之資產中所剩餘權益之任何合約。本集團就財務負債及股本權益工具而採納之會計政策載於下文。

財務負債

財務負債（包括應付貿易賬項及其他應付款項、應付票據、應付關聯公司貿易款項、應付關聯公司款項、應付合營企業貿易款項、無抵押銀行貸款、最終控股公司貸款及同系附屬公司貸款）乃隨後採用實際利率法按已攤銷成本計量。

股本權益工具

本公司發行之股本權益工具乃按實得款項（扣除直接發行成本）入賬。

(iii) 取消確認

若從資產收取現金流之權利已到期，或財務資產已轉讓及本集團已將其於財務資產擁有權之絕大部份風險及回報轉移，則財務資產將被取消確認。於取消確認財務資產時，資產之賬面值與已收及應收代價於損益賬確認。

財務負債則於有關合約之特定責任獲解除、取消或到期時取消確認。取消確認之財務負債之賬面值與已付及應付代價之差額於損益賬確認。

減值虧損（商譽以外）（有關商譽之會計政策請參閱上文）

每逢結算日，本集團會檢討其有形及無形資產之賬面值，以確定有否象顯示此等資產出現減值虧損。如果某項資產可收回之數額估計會低於其賬面值，該項資產之賬面值會撇減至可收回之數額。減值虧損即時確認爲開支。

如減值虧損其後撥回，則資產之賬面值將增加至經修訂之估計可收回數額，惟增加後之賬面值不得超過假設過往年度並無確認該資產之減值虧損所釐定之賬面值。撥回之減值虧損即時確認爲收益。

3. 主要會計政策（續）

收入之確認

收入爲本集團於日常業務過程中出售之貨物及提供之服務之已收及應收代價之公平價值，乃扣除增值稅及退貨而列賬。

銷售貨品乃於貨品交付及所有權轉移後確認。

服務收入於提供服務時確認。

財務資產之利息收入乃按時間基準，參考未償還本金及適用之實際利率計算，該利率爲確實地將財務資產之預計可用年期內之估計未來現金收入貼現至該資產之賬面淨值之貼現率。

退休福利計劃成本

向強制性公積金計劃及國家管理之退休福利計劃（爲界定供款計劃）之供款乃於僱員因提供服務而有權享有該等供款時列作開支。

經營租約

凡租約條款規定擁有權之絕大部份風險及回報撥歸承租人之租約均列爲融資租約。所有其他租約均列爲經營租約。

根據經營租約應付之租金以直線法按有關租約年期自損益賬扣除。作爲吸引訂立經營租約之已收及應收利益乃於租約年期以直線法確認爲租金開支之扣減。

借貸成本

購買、建造或生產合資格資產直接應計之借貸成本均予以資本化，作爲此等資產成本值之一部份。當此等資產大體上已可作其擬定用途或出售時即停止將該等借貸成本資本化。特別爲合資格資產而取得之借貸在其尚未用於有關用途時作爲短暫投資而賺取之投資收入，乃於可作資本化之借貸成本內扣除。

所有其他借貸成本乃於產生之期間在綜合收益表確認爲財務費用。

稅項

所得稅支出指當期應付稅項及遞延稅項。

3. 主要會計政策（續）

稅項（續）

當期應付稅項按年內應課稅溢利計算。應課稅溢利與綜合收益表所報之溢利不同，此乃由於其不包括在其他年度應課稅或可扣減之收入或支出項目，亦不包括不用課稅或不可扣減之項目。本集團之當期稅項負債乃按結算日已生效或實際上已生效之稅率計算。

遞延稅項乃就綜合財務報表內資產與負債之賬面值與計算應課稅溢利所用之相應稅基之差額而確認，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅暫時差異確認，而遞延稅項資產則限於有頗大機會在日後出現可用以扣減暫時差異之應課稅溢利時確認。若暫時差異乃因商譽或首次確認一項既不影響應課稅溢利亦不影響會計溢利之交易（業務合併除外）中之其他資產及負債而產生，則不會確認該等資產及負債。

遞延稅項資產之賬面值於每個結算日均作檢討，並在不大可能再有足夠應課稅溢利收回全部或部份資產時減少。

遞延稅項乃按預期於負債償還或資產變現期間之適用稅率計算。遞延稅項會扣自或計入損益賬，惟有關直接扣自或計入股本權益之項目，則有關之遞延稅項亦會於股本權益中處理。

外幣

於編製各個別集團實體之財務報表時，以該實體之功能貨幣以外之貨幣（「外幣」）進行之交易乃按於交易日期之匯率換算為其功能貨幣（即該實體經營所在之主要經濟環境之貨幣）。於各結算日，以外幣定值之貨幣項目乃按結算日之匯率重新換算。按外幣過往成本計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之匯兌差額乃於其產生之期間於損益賬確認。

就綜合財務報表之呈列而言，本集團之資產與負債乃按結算日之匯率換算為本公司之列賬貨幣（即港元），而其收入及支出乃按該年度之平均匯率換算，惟倘匯率於該期間內出現大幅波動則除外，在此情況下採用交易日之匯率換算。所產生之匯兌差額（如有）乃確認為股本權益之獨立部份（「匯兌儲備」）。該等匯兌差額乃於境外業務售出之期間內於損益賬確認。

4. 估計不確定性之主要來源

在應用本集團會計政策之過程中，管理層須對未來作出多項估計及假設，而於結算日可能導致下個財政年度之資產與負債賬面值須作出重大調整之估計不確定性之其他主要來源現披露如下。

商譽減值

釐定附屬公司之商譽有否減值需估計獲分配商譽之現金產生單位之使用價值。在計算使用價值時，本集團需估計該現金產生單位預計會產生之未來現金流量，並以適當之貼現率計算其現值。於結算日之商譽賬面值爲 215,894,000 港元。於結算日，董事評估提撥商譽減值虧損之需要，並根據結果而維持商譽之賬面值。有關減值測試之詳情載於附註 18。

5. 財務工具

a. 財務風險管理目標與政策

本集團之主要財務工具包括應收貿易賬項及其他應收款項、應收票據、應收關聯公司貿易款項、應收合營企業款項、銀行結存、應付貿易賬項、應付票據、應付關聯公司貿易款項、應付關聯公司款項、應付合營企業貿易款項、無抵押銀行貸款、最終控股公司貸款及同系附屬公司貸款。

該等財務工具之詳情已於有關之附註披露。下文載列與該等財務工具相關之風險及如何減低該等風險之政策。管理層管理及監察該等風險，以確保及時及有效地採取適當措施。

信貸風險

於二零零六年十二月三十一日，倘對手方不予履行其有關各類已確認財務資產之義務，則本集團要承受之最大信貸風險爲綜合財務報表所列之該等資產之賬面值。爲了盡量減低風險，管理層已就信貸額之釐定及信貸批核制訂內部監控程序與及其他監察程序，以確保採取跟進措施收回逾期之賬款。此外，本集團於各結算日檢討各債項之可收回數額，以確保就無法收回之數額作出足夠之減值虧損撥備。有鑑於此，本公司董事認爲本集團之信貸風險已顯著地減低。

於結算日，管理層審閱合營企業之財務狀況及還款記錄。就此，管理層認爲，本集團應收合營企業款項之信貸風險甚低。

按客戶所在地域劃分，本集團信貸風險主要集中於中國，分別佔於二零零六年十二月三十一日之應收貿易賬款 90%。

5. 財務工具（續）

a. 財務風險管理目標與政策（續）

信貸風險（續）

流動資金之信貸風險有限，原因是對手方均獲國際信貸評級機構評定爲信貸評級優良。

流動風險

於管理流動資金風險方面，本集團經常監察及維持現金及現金等值於管理層視爲充足之水平，以支付本集團營運所需，並減少現金流量波動之影響。管理層並經常監察銀行借款之運用，以確保符合貸款之條款。

審慎之流動資金風險管理意味透過安排足夠之信貸來維持充足之現金及資金調動能力。本集團透過安排銀行信貸及其他對外融資維持資金周轉之靈活性。因此，本集團之有關風險甚低。

貨幣風險

本集團主要在中國營運，大部份交易以人民幣定值及結算。雖然本公司有若干附屬公司以外幣進行銷售（主要爲美元及歐元），從而產生外匯風險，但董事認爲本集團在目前面對之有關風險甚低。

本集團現無外匯對沖政策。然而，管理層會密切注視外匯風險，在有需要時會考慮運用對沖工具。

公平價值利率風險

本集團之公平價值利率風險主要與定息銀行貸款有關（該等貸款之詳情見附註26），該等貸款乃由中國之銀行提供。就該等定息貸款，本集團致力將貸款息率維持於市場水平。爲達致這個目標，本集團與銀行磋商及訂立其利率可作一定浮動之若干循環貸款。有鑑於此，本公司董事認爲本集團之公平價值利率風險甚低。

現金流量利率風險

本集團之現金流量利率風險僅與浮息銀行貸款有關（該等貸款之詳情見附註26）。本集團目前並無利用利率掉期將其借貸由浮息變換爲定息，皆因管理層相信利率變動將不會對本集團財務狀況造成重大影響。然而，管理層會密切注視利率風險，並會於必要時考慮利用利率掉期。

5. 財務工具（續）

b. 公平價值

財務資產及財務負債之公平價值按公認定價模型以可知當前市場交易價格進行折算現金流量分析釐定。

董事認爲，綜合財務報表內以攤銷成本入賬之財務資產及財務負債之賬面值相當於其公平價值。

6. 收入及分類資料

收入即本集團在年內將貨品售予外間客戶及向外間客戶提供服務之已收及應收款項淨額，經扣除增值稅及退貨後列賬。

本集團之本年度收入分析如下：

	二零零六年	二零零五年
	千港元	*千港元*
銷售貨品	**3,536,575**	3,186,904
服務收入	**2,179**	5,161
	3,538,754	3,192,065

根據本集團之內部財務呈報方式，本集團以業務分類爲基本之呈報方式，而地域分類則爲次要之呈報方式。

6. 收入及分類資料（續）

業務分類

本集團呈報之基本分類資料以產品劃分，分爲原料藥（包括青霉素系列、頭孢菌素系列及維生素 C 系列）、成藥及其他，此等產品之分類資料呈列如下：

截至二零零六年十二月三十一日止年度：

	原料藥						
	青霉素系列	頭孢菌素系列	維生素 C 系列	成藥	其他	對銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
收入							
對外銷售	1,016,186	671,996	575,303	1,255,518	19,751	-	3,538,754
類別間銷售	202,634	78,740	606	-	-	(281,980)	-
總收入	1,218,820	750,736	575,909	1,255,518	19,751	(281,980)	3,538,754

類別間銷售乃按現行市場價格計算。

分類業績	83,966	30,371	(10,626)	31,214	(19,934)		114,991
未分配之公司收入							2,481
未分配之公司支出							(16,746)
							100,726
應佔合營企業虧損					(3,350)		(3,350)
財務費用							(95,776)
除稅前溢利							1,600
所得稅							13,763
本年度溢利							15,363

6. 收入及分類資料（續）

業務分類（續）

按產品劃分之分類資產及分類負債賬面值分析如下：

於二零零六年十二月三十一日：

	原料藥					
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
資產						
分類資產	1,518,976	1,307,360	1,338,859	820,300	253,340	5,238,835
合營企業權益					21,646	21,646
未分配之公司資產						12,927
綜合總資產						5,273,408
負債						
分類負債	193,690	257,457	193,655	294,999	39,100	978,901
未分配之公司負債						1,643,673
綜合總負債						2,622,574

截至二零零六年十二月三十一日止年度：

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	未分配公司	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
其他資料							
資本增加	120,878	52,019	54,409	8,362	5,339	3	241,010
折舊及攤銷	119,209	97,728	79,539	22,380	17,353	445	336,654

6. 收入及分類資料（續）

業務分類（續）

截至二零零五年十二月三十一日止年度：

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	對銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
收入							
對外銷售	525,091	855,131	692,507	1,109,971	9,365	-	3,192,065
類別間銷售	219,615	137,039	-	-	-	(356,654)	-
總收入	744,706	992,170	692,507	1,109,971	9,365	(356,654)	3,192,065

類別間銷售乃按現行市場價格計算。

分類業績	(9,220)	117,849	87,840	63,131	(21,728)		237,872
未分配之公司收入							4,325
未分配之公司支出							(23,967)
							218,230
應佔合營企業虧損					(1,099)		(1,099)
財務費用							(68,139)
除稅前溢利							148,992
所得稅							7,301
本年度溢利							156,293

6. 收入及分類資料（續）

業務分類（續）

按產品劃分之分類資產及分類負債賬面值分析如下：

於二零零五年十二月三十一日：

	原料藥					
	青霉素系列 *千港元*	**頭孢菌素系列** *千港元*	**維生素C系列** *千港元*	**成藥** *千港元*	**其他** *千港元*	**綜合** *千港元*
資產						
分類資產	1,676,073	1,161,005	1,314,016	919,060	242,235	5,312,389
合營企業權益					24,086	24,086
未分配之公司資產						43,304
綜合總資產						5,379,779
負債						
分類負債	339,974	194,934	251,026	536,860	46,331	1,369,125
未分配之公司負債						1,515,126
綜合總負債						2,884,251

截至二零零五年十二月三十一日止年度：

	原料藥						
	青霉素系列 *千港元*	**頭孢菌素系列** *千港元*	**維生素C系列** *千港元*	**成藥** *千港元*	**其他** *千港元*	**未分配公司** *千港元*	**綜合** *千港元*
其他資料							
資本增加	292,576	23,469	78,621	37,424	106,907	3	539,000
折舊及攤銷	82,215	90,086	64,235	20,037	9,346	596	266,515

6. 收入及分類資料（續）

地域分類

本集團之業務位於中國，下表載列本集團按地區市場劃分之銷售額分析：

	收入	
	二零零六年	二零零五年
	千港元	*千港元*
中國	**2,486,009**	2,325,016
中國以外之亞洲地區	**614,837**	408,984
歐洲	**216,860**	252,810
美洲	**191,301**	175,927
其他地區	**29,747**	29,328
	3,538,754	3,192,065

由於分類資產之賬面值以及有關物業、機器及設備與無形資產之添置超過90%位於中國，故無呈列該等數額之分析。

7. 財務費用

	二零零六年	二零零五年
	千港元	*千港元*
利息：		
– 須於五年內悉數償還之銀行貸款	**82,670**	53,326
– 須於五年內悉數償還之最終控股公司貸款（附註27）	**1,819**	1,651
– 須於五年內悉數償還之同系附屬公司貸款（附註28）	**481**	-
– 無追索權之貼現應收票據	**8,576**	14,705
銀行貸款安排費用	**1,897**	5,180
最終控股公司之非流動免息貸款之名義利息支出（附註27）	**333**	278
借貸成本總額	**95,776**	75,140
減：在建工程資本化之利息	**-**	(7,001)
	95,776	68,139

截至二零零五年十二月三十一日止年度，資本化借貸成本乃於一般借貸總額中產生，並以合資格資產之開支按資本化率4.5%計算。

8. 所得稅

	二零零六年	二零零五年
	千港元	*千港元*
稅項抵免包括：		
中國企業所得稅		
– 本年度	**4,285**	19,335
– 過往年度超額撥備	**(1,337)**	(3,813)
– 稅項抵免／退稅	**(16,711)**	(22,823)
	(13,763)	(7,301)

由於本公司或其香港附屬公司在兩個年度內並無應課稅溢利或出現稅項虧損，故毋須繳付香港利得稅。

在其他司法權區產生之稅項乃按有關司法權區當時之稅率計算。

根據有關中國法規，本公司若干附屬公司在初期之獲利年度可獲豁免及寬減中國企業所得稅。

此外，根據有關稅務當局給予之批准，本公司若干附屬公司基於下列原因獲得稅項抵免／退稅：

a) 本公司兩間附屬公司將若干可供分派儲備以出資形式再投資於三間在較早年度於中國成立之附屬公司以代替向其海外股東作出分派，從而享有退稅。

b) 因本公司若干附屬公司採購在中國製造之機器及設備而享有稅項抵免。該等稅項抵免乃按有關稅務當局批核之合資格機器及設備之成本之 40%計算。該等抵免可用以對銷有關附屬公司目前及未來之稅項開支，但須符合有關稅務當局各份批文所指定之若干條件。

兩個年度之所得稅乃指已計及上述稅務優惠之所得稅撥備。

8. 所得稅（續）

本年度之稅項抵免與綜合收益表所示除稅前溢利之對賬如下：

	二零零六年 *千港元*	二零零五年 *千港元*
除稅前溢利	**1,600**	148,992
按當地所得稅稅率27%（二零零五年：27%）計算之稅項	**432**	40,228
就稅務而言毋須課稅收入之稅務影響	**(878)**	(2,006)
就稅務而言不能扣稅開支之稅務影響	**10,320**	25,839
應佔合營企業虧損之稅務影響	**904**	297
未確認之稅項虧損之稅務影響	**29,182**	11,368
運用先前未確認之稅務虧損	**(4,912)**	(23)
中國附屬公司獲得之稅務豁免及寬減之影響	**(30,763)**	(56,410)
在其他司法權區經營之附屬公司適用之不同稅率之影響	**-**	42
中國附屬公司獲得之稅項抵免／退稅	**(16,711)**	(22,823)
過往年度超額撥備	**(1,337)**	(3,813)
本年度之稅項抵免	**(13,763)**	(7,301)

於結算日，本集團有未運用之稅項虧損141,262,000港元（二零零五年：51,376,000港元）可用於對銷未來溢利。由於未來溢利難以預測，故無就該等虧損確認遞延稅項資產。未確認之稅項虧損將於二零一一年到期。

於本年度或於結算日，並無其他未撥備之重大遞延稅項。

9. 本年度溢利

	二零零六年 *千港元*	二零零五年 *千港元*
本年度溢利已扣除（計入）:		
僱員福利開支（包括董事）	**252,032**	229,034
退休福利計劃供款（包括董事）	**43,104**	41,222
僱員福利開支總額（包括董事）	**295,136**	270,256
物業、機器及設備之折舊	**311,391**	245,456
預付租賃款項之攤銷	**4,361**	4,474
無形資產之攤銷	**20,902**	16,585
折舊及攤銷總額	**336,654**	266,515
核數師酬金	**1,600**	1,600
匯兌虧損淨額	**2,726**	1,664
研究及開發成本	**8,148**	6,217
出售物業、機器及設備之（收益）虧損	**(3)**	15,780
利息收入	**(4,284)**	(2,687)
解除少數股東負債	**(1,595)**	-

附註： 截至二零零五年及二零零六年十二月三十一日止兩個年度，確認爲開支之存貨成本相當於綜合收益表所列示之銷售成本。

10. 董事酬金

已付或應付15位（二零零五年：13位）董事之酬金如下：

二零零六年

	蔡東晨	魏福民	岳進	馮振英	紀建明	姚世安	翟健文	潘衛東	李治彪	張錚	李嘉士	霍振興	齊謀甲	郭世昌	陳兆強	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
袍金	60	60	60	60	60	-	60	30	30	30	240	60	60	60	120	990
其他酬金：																
薪金及其他福利	3,041	2,127	207	213	209	93	1,170	54	135	101	-	-	-	-	-	7,350
退休福利計劃供款	246	166	8	8	8	4	108	2	11	8	-	-	-	-	-	569
考績獎金（附註）	300	243	127	245	114	68	150	25	11	8	-	-	-	-	-	1,291
總額	3,647	2,596	402	526	391	165	1,488	111	187	147	240	60	60	60	120	10,200

二零零五年

	蔡東晨	丁二剛	魏福民	岳進	馮振英	紀建明	姚世安	翟健文	李嘉士	霍振興	齊謀甲	郭世昌	陳兆強	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
袍金	60	55	60	60	60	50	50	5	240	60	60	60	120	940
其他酬金：														
薪金及其他福利	2,715	1,760	2,027	173	206	172	122	87	-	-	-	-	-	7,262
退休福利計劃供款	217	145	172	7	7	6	5	8	-	-	-	-	-	567
考績獎金（附註）	600	1,000	450	207	253	133	158	25	-	-	-	-	-	2,826
總額	3,592	2,960	2,709	447	526	361	335	125	240	60	60	60	120	11,595

於截至二零零六年及二零零五年十二月三十一日止兩個年度，概無董事放棄任何酬金。

附註： 以上酬金乃由薪酬委員會按本公司之經營業績、個人考績表現及可資比較市場數據而釐定。

11. 僱員酬金

在整個財政年度內，本集團最高薪酬之五名人士其中四名（二零零五年：四名）爲本公司董事，其酬金已列於上文附註 10 內。餘下一位人士於年內獲委任爲本公司執行董事，其酬金如下：

	二零零六年 *千港元*	二零零五年 *千港元*
董事袍金	**30**	5
薪金及其他福利	**395**	820
退休福利計劃供款	**34**	74
考績獎金	**32**	300
	491	1,199

12. 股息

截至二零零六年及二零零五年十二月三十一日止兩個年度，董事會均不建議派發股息。

13. 每股盈利

截至二零零六年十二月三十一日止年度，本公司股本權益持有人應佔之每股基本盈利乃按年度溢利 15,664,000 港元（二零零五年：156,518,000 港元）及年內已發行股份 1,538,124,661 股（二零零五年：1,538,124,661 股）計算。

由於截至二零零六年及二零零五年十二月三十一日止年度並無可產生攤薄影響之潛在普通股，故無呈列該兩個年度之每股攤薄盈利。

14. 物業、機器及設備

	在中國之樓宇	機器設備	傢俬、裝置及辦公室設備	汽車	在建工程	總額
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
成本值						
於二零零五年一月一日	502,265	2,198,220	10,779	11,791	842,023	3,565,078
匯兌調整	11,535	50,485	163	248	19,335	81,766
添置	5,292	31,603	1,561	7,075	429,943	475,474
轉撥	322,330	866,447	932	-	(1,189,709)	-
出售	(955)	(38,107)	(1,770)	(3,304)	-	(44,136)
於二零零五年十二月三十一日	840,467	3,108,648	11,665	15,810	101,592	4,078,182
匯兌調整	41,711	145,234	524	783	4,064	192,316
添置	28,647	61,300	2,546	2,984	135,664	231,141
轉撥	71,068	75,754	-	-	(146,822)	-
出售	-	(2,532)	-	(2,381)	-	(4,913)
於二零零六年十二月三十一日	981,893	3,388,404	14,735	17,196	94,498	4,496,726
折舊						
於二零零五年一月一日	68,898	577,468	2,492	7,903	-	656,761
匯兌調整	2,135	16,601	62	204	-	19,002
年內撥備	32,208	208,461	2,191	2,596	-	245,456
出售時撇銷	(842)	(17,077)	(419)	(1,648)	-	(19,986)
於二零零五年十二月三十一日	102,399	785,453	4,326	9,055	-	901,233
匯兌調整	6,388	45,511	224	464	-	52,587
年內撥備	45,616	260,649	2,487	2,639	-	311,391
出售時撇銷	-	(1,368)	-	(143)	-	(1,511)
於二零零六年十二月三十一日	154,403	1,090,245	7,037	12,015	-	1,263,700
賬面值						
於二零零六年十二月三十一日	827,490	2,298,159	7,698	5,181	94,498	3,233,026
於二零零五年十二月三十一日	738,068	2,323,195	7,339	6,755	101,592	3,176,949

於二零零六年十二月三十一日，在建工程下並無任何資本化之借貸成本（二零零五年：7,001,000港元）。

14. 物業、機器及設備（續）

在本集團於中國之土地上興建之若干樓宇未獲授正式之業權。於二零零六年十二月三十一日，本集團於中國未獲授正式業權之樓宇之賬面淨值爲567,696,000港元（二零零五年：483,425,000港元）。董事認爲，沒有正式業權不影響有關樓宇之價值。董事亦相信該等樓宇之正式業權會在適當時候授予本集團。

	傢俬、裝置及辦公室設備 *千港元*	汽車 *千港元*	總額 *千港元*
本公司			
成本值			
於二零零五年一月一日	2,222	1,005	3,227
添置	3	-	3
於二零零五年十二月三十一日	2,225	1,005	3,230
添置	4	-	4
於二零零六年十二月三十一日	2,229	1,005	3,234
折舊			
於二零零五年一月一日	665	854	1,519
年內撥備	445	151	596
於二零零五年十二月三十一日	1,110	1,005	2,115
年內撥備	445	-	445
於二零零六年十二月三十一日	1,555	1,005	2,560
賬面值			
於二零零六年十二月三十一日	674	-	674
於二零零五年十二月三十一日	1,115	-	1,115

上文所述之物業、機器及設備項目（在建工程除外）乃以直線法按以下年率折舊：

在中國之樓宇	3.3%–5%
機器設備	5%–10%
傢俬、裝置及辦公室設備	20%
汽車	20%

15. 預付租賃款項

本集團之預付租賃款項150,284,000港元（二零零五年：159,086,000港元）乃關於在中國以中期租約持有之租賃土地。4,361,000港元（二零零五年：4,474,000港元）乃為呈報目的而列入流動資產。

16. 無形資產

	知識產權	開發成本	公用服務使用權	總額
	千港元	*千港元*	*千港元*	*千港元*
本公司				
成本值				
於二零零五年一月一日	65,059	20,906	68,823	154,788
匯兌調整	1,494	480	1,581	3,555
添置	6,521	-	-	6,521
於二零零五年十二月三十一日	73,074	21,386	70,404	164,864
匯兌調整	3,514	962	3,168	7,644
添置	5,778	-	-	5,778
於二零零六年十二月三十一日	82,366	22,348	73,572	178,286
攤銷				
於二零零五年一月一日	46,316	8,849	29,673	84,838
匯兌調整	855	553	800	2,208
年內撥備	7,127	2,536	6,922	16,585
於二零零五年十二月三十一日	54,298	11,938	37,395	103,631
匯兌調整	2,814	705	1,959	5,478
年內撥備	9,519	4,302	7,081	20,902
於二零零六年十二月三十一日	66,631	16,945	46,435	130,011
賬面值				
於二零零六年十二月三十一日	15,735	5,403	27,137	48,275
於二零零五年十二月三十一日	18,776	9,448	33,009	61,233

於二零零六年十二月三十一日，在開發成本之中，3,848,000港元（二零零五年：3,682,000港元）由內部產生，而本集團之所有其他無形資產乃自獨立第三者購入。

16. 無形資產（續）

以上無形資產之可使用年期有限，乃以直線法按以下年期攤銷：

知識產權	5至10年
開發成本	3至5年（由投入商業運作之日起計）
公用服務使用權	10年

公用服務使用權指在中國取得爲期10年之電力使用權之不退還付款。

17. 商譽

	千港元
成本值	
於二零零五年及二零零六年一月一日及二零零六年十二月三十一日	55,764

有關商譽之減值測試之詳情載於附註18。

18. 商譽之減值測試

爲進行減值測試，附註17所載具無限使用年期之商譽及商譽儲備已分配予兩個現金產生單位。於二零零六年十二月三十一日，商譽之賬面值已分配予以下單位：

	千港元
成藥之業務分部（「單位A」）	55,764
生產青霉素（「單位B」）	160,130
	215,894

截至二零零六年十二月三十一日止年度，本集團之管理層認爲上述包含商譽之現金產生單位並無減值。該現金產生單位之可收回數額之計算基準及相關之主要假設概列如下：

該等單位之可收回數額乃按使用價值之計算而釐定。就單位A及單位B而言，該項計算運用管理層批核之五年期財務預算，以年貼現率4.5%及假設零增長而得出之現金流量預測。計算使用價值之另一主要假設爲預算之毛利率，乃按該單位之過往表現及管理層對市場發展之預期而釐定。管理層相信任何此等假設之任何合理轉變不會令該現金產生單位之賬面總值超出其可收回總額。

19. 於合營企業之權益

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
應佔資產淨值	**21,646**	24,086

於二零零六年十二月三十一日，本集團持有河北華榮製藥有限公司（「華榮」）註冊資本之50%權益。華榮爲一家於中國成立之中外合資合營公司，從事製造及銷售維生素B12產品。

於二零零五年及二零零六年一月一日及二零零六年十二月三十一日，商譽儲備包括因過往年度收購合營企業所產生之商譽7,124,000港元。

有關本集團以權益法入賬之合營企業之財務資料摘要如下：

	二零零六年	二零零五年
	千港元	*千港元*
流動資產	**31,496**	33,247
非流動資產	**59,906**	55,773
流動負債	**(59,990)**	(53,441)
非流動負債	**(10,730)**	(12,457)
收入	**87,491**	71,661
支出	**90,841**	72,760

20. 銀行結存/已抵押銀行存款

銀行結存及已抵押銀行存款按市場利率計息，有關年利率介乎1.4厘至2.6厘（二零零五年：1.4厘至2.1厘）不等。已抵押銀行存款將於有關銀行借款清償時解除。

已抵押銀行存款指已抵押作爲本集團獲授銀行信貸之擔保之存款。爲數2,792,000港元（二零零五年：無）之存款已抵押作爲短期銀行借款之擔保，並因此已列作流動資產。其餘爲數1,312,000港元（二零零五年：2,428,000港元）之存款已抵押作爲本集團就購買物業、機器及設備而獲授之銀行信貸之擔保，並因此已列作非流動資產。

21. 存貨

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
原材料	**82,193**	82,754
在製品	**174,151**	199,186
製成品	**426,591**	474,113
	682,935	756,053

22. 應收貿易賬項及其他應收款項/應收票據

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
應收貿易賬款	**497,288**	379,192
應收票據	**98,501**	118,281
	595,789	497,473
其他應收款項	**77,200**	133,795
	672,989	631,268

本集團向其貿易客戶提供 30 日至 90 日之信貸期。應收貿易賬項及票據於結算日之賬齡分析如下：

	二零零六年	二零零五年
	千港元	*千港元*
0 至 90 日	**559,880**	472,208
91 至 180 日	**35,731**	24,436
181 至 365 日	**178**	829
	595,789	497,473

23. 應收貸款

該等貸款並無抵押，按年利率 6.435 厘計息，並已於年內悉數償還。

24. 關連及關聯人士之披露

於本年度內，本集團與關聯人士（根據上市規則若干關聯人士亦被視為關連人士）有重大交易及結餘。年內與該等公司之重大交易，以及於結算日與該等公司之結餘如下：

(I) 關連人士

		本集團	
公司名稱	交易性質／結餘	二零零六年 千港元	二零零五年 千港元
石藥集團	銷售蒸氣（附註a）	**2,672**	4,897
	購買原材料（附註a）	**266,499**	158,948
	租金開支（附註b）	**5,787**	3,350
	最終控股公司貸款之利息開支（附註d）	**2,152**	1,929
	同系附屬公司貸款之利息開支（附註d）	**481**	-
	銀行擔保（附註e）	**400,000**	-
	於十二月三十一日應收（應付）石藥集團之結餘		
	– 應收貿易賬項（附註f）	**2,660**	14,393
	– 應付貿易賬項（附註f）	**(11,360)**	-
	– 其他應付款項（附註f）	**(10,454)**	(4,146)
	– 長期貸款（附註d）	**(79,493)**	(55,488)

(II) 關連人士以外之關聯人士

		本集團	
公司名稱	交易性質／結餘	二零零六年 千港元	二零零五年 千港元
歐意藥業有限公司（「歐意」），為石藥公司之聯繫人士（附註i）	銷售原材料（附註a）	-	503
	銷售製成品（附註a）	-	5,301
	採購製成品（附註a）	-	23,437
	租金開支（附註b）	-	1,085

24. 關連及關聯人士之披露（續）

(II) 關連人士以外之關聯人士（續）

公司名稱	交易性質／結餘	本集團 二零零六年 千港元	本集團 二零零五年 千港元
	有關行政、銷售、公用服務、能源、社區、土地使用權及其他後勤服務及設施之服務費（附註c）	-	502
	提供技術顧問服務之收入（附註g）	-	19
	出租物業、機器及設備之收入（附註g）	-	183
華榮（本集團之合營企業）	銷售製成品（附註a）	**4,695**	3,259
	採購原材料（附註a）	**36,062**	33,039
	提供技術顧問服務之收入（附註g）	**173**	461
	本集團提供公用服務（附註h）	**10,416**	7,339
	於十二月三十一日應收（應付）華榮之結餘		
	- 應收股息	**6,122**	6,122
	- 其他應收款項（附註f）	**7,033**	10,925
	- 應付貿易賬項（附註f）	**-**	(3,107)

(III) 於中國之其他國有企業

本集團乃於一個目前由中國政府透過其政府部門、機構、聯號及其他組織直接或間接擁有之實體（「國有實體」）佔主導地位之經濟體系中經營。與其他國有實體之交易包括但不限於：

- 借貸及接受存款；
- 接受及建立銀行間之結餘；
- 購買、出售及租賃物業及其他資產；及
- 提供及使用公用服務及其他服務。

24. 關連及關聯人士之披露（續）

(III) 於中國之其他國有實體（續）

該等交易乃於本集團之日常業務過程中以類似假設與非國有實體進行交易所按之條款進行。本集團亦已就主要之產品及服務（例如貸款、存款及佣金收入）制訂其定價政策及審批程序。該等定價政策及審批程序並不取決於客戶是否國有實體。考慮到關係之性質，本公司董事認爲該等交易之中並無需要獨立披露之重大關聯人士交易。

(IV) 主要管理人員之報酬

年內，本集團主要管理人員之董事酬金如下：

	二零零六年 *千港元*	二零零五年 *千港元*
短期福利	**8,641**	10,088
離職後福利	**569**	567
	9,210	10,655

以上酬金乃由薪酬委員會按本公司之經營業績、個人考績表現及可資比較市場數據而釐定。

附註：

(a) 有關交易乃參考市價訂立。

(b) 租金開支乃根據所訂立之租約協議而支付。

(c) 根據服務協議，本集團就所有綜合服務（提供公用服務除外）支付之服務費乃根據歐意實際產生之成本計算。就提供公用服務，所支付之服務費乃根據本集團提供公用服務產生之實際成本加2%手續費計算。

(d) 有關貸款之詳情載於附註27及附註28。

(e) 擔保由石藥公司向銀行提供，以便本集團獲批銀行貸款。

(f) 於結算日，有關金額之賬齡在一年之內。

(g) 該等交易乃按雙方同意之條款進行。

(h) 該等交易乃按本集團產生之實際公用服務成本進行。

(i) 歐意爲石藥公司一間前聯營公司，兩者之關係於二零零五年七月三十一日結束。只有於二零零五年七月三十一日前與歐意訂立之交易視爲關聯人士交易。

25. 應付貿易賬項及其他應付款項/應付票據

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
應付貿易賬款	**406,100**	498,933
應付票據	**223,118**	403,876
	629,218	902,809
其他應付款項	**348,047**	475,823
	977,265	1,378,632

應付貿易賬項及票據於結算日之賬齡分析如下：

	二零零六年	二零零五年
	千港元	*千港元*
0至90日	**555,975**	787,371
91至180日	**54,433**	69,611
181至365日	**9,917**	26,432
365日以上	**8,893**	19,395
	629,218	902,809

26. 無抵押銀行貸款

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
須於下列期限償還之無抵押銀行貸款：				
按通知或一年內	**752,000**	344,804	**242,000**	96,000
一年以上，但不超過兩年	**562,000**	758,746	**292,000**	242,000
兩年以上，但不超過五年	**215,000**	332,000	**120,000**	332,000
	1,529,000	1,435,550	**654,000**	670,000
減：一年內到期列爲流動負債之款項	**(752,000)**	(344,804)	**(242,000)**	(96,000)
一年後到期款項	**777,000**	1,090,746	**412,000**	574,000

26. 無抵押銀行貸款（續）

以上銀行貸款於結算日之公平價值如下：

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	千港元	*千港元*	***千港元***	*千港元*
定息人民幣銀行貸款	**875,000**	765,550	-	-
浮息港元銀行貸款	**654,000**	670,000	**654,000**	670,000
	1,529,000	1,435,550	**654,000**	670,000

本集團之定息人民幣銀行貸款及浮息港元銀行貸款之年利率分別為5.02厘至6.76厘（二零零五年：4.8厘至5.8厘）及4.47厘至5.46厘（二零零五年：1.0厘至5.2厘）。

於結算日，本集團及本公司並無有關浮息港元銀行貸款之未動用信貸額（二零零五年：80,000,000港元）。

27. 最終控股公司貸款

有關貸款為無抵押，其分析如下：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
石藥公司貸款：		
- 按年利率3.78厘計息	**50,000**	47,847
- 免息	**9,493**	7,641
	59,493	55,488

於二零零六年十二月三十一日，石藥公司所提供貸款之免息部份之公平價值為9,493,000港元（二零零五年：7,641,000港元）乃根據以實際利率3.78厘貼現之估計未來現金流量之現值而釐定。

石藥公司已同意不會在結算日起十二個月內要求償還上述貸款，因此有關貸款已列為非流動負債。

28. 同系附屬公司貸款

有關款額為無抵押及按年利率6厘計息。同系附屬公司已同意不會在結算日起十二個月內要求償還上述貸款，因此有關貸款已列為非流動負債。

於二零零五年十二月三十一日，並無來自同系附屬公司之貸款。

29. 股本

	股份數目	股本
		千港元
每股面值0.10港元之普通股		
法定：		
於二零零五年及二零零六年十二月三十一日	3,000,000,000	300,000
已發行及繳足：		
於二零零五年及二零零六年十二月三十一日	1,538,124,661	153,812

30. 購股期權

本公司於二零零四年七月六日採納購股期權計劃（「該計劃」），旨在獎勵由董事會決定本集團各成員公司之董事（或建議委任爲董事（不論是執行或非執行）之任何人士）及僱員（不論是全職或兼職）；曾經或將會向本集團提供服務之合資格顧問公司、專業機構及其他顧問。

因行使根據該計劃而授出之所有購股期權而發行之股份數目合共不得超過該計劃通過當日之本公司已發行股份10%。任何一名參與者獲授購股期權之上限，指於任何十二個月內因行使獲授之購股期權而發行或將發行予每名參與者之股份總數不得超過已發行股份總數之1%。

向身爲本公司董事、首席行政人員或主要股東（全部按上市規則所界定）之參與者或彼等各自之聯繫人士授出購股期權，必須獲獨立非執行董事（不包括身爲獲授人之獨立非執行董事）批准。如向本身是本公司獨立非執行董事或主要股東之參與者授出購股期權將導致其於截至有關授出日期（包括該日）之十二個月內，因行使已經及將會向其授出之所有購股期權而已經及將予發行之本公司股份超過已發行股份總數之0.1%，及根據股份於各授出日期之收市價計算總值超過5,000,000港元，則有關授出之建議必須獲本公司股東於股東大會上批准。

獲授人須於建議日期起三十日內支付1港元以接納購股期權。認購價由董事會釐定，須至少爲以下之最高者：(i)於建議日期在聯交所每日報價表所列股份之收市價；(ii)於緊接建議日期前五個營業日在聯交所每日報價表所列股份之平均收市價；及(iii)股份面值。董事會會通知各獲授人可行使授出之購股期權之期間，但該期間不得遲於購股期權授出日期起計十年後屆滿。

自採納該計劃之日以來，概無根據該計劃授出或同意授出購股期權。

31. 於附屬公司之投資

	二零零六年 千港元	二零零五年 千港元
非上市投資，按成本值	**1,202,044**	1,202,052

有關本公司附屬公司於二零零六年十二月三十一日之詳情載於附註 40。

32. 應收附屬公司款項/應付一間附屬公司款項

有關款額為無抵押、免息及須按要求償還。

33. 儲備

	股份溢價 千港元	保留溢利 千港元	總額 千港元
本公司			
於二零零五年一月一日	1,116,727	174,282	1,291,009
本年度溢利	-	13,616	13,616
於二零零五年十二月三十一日	1,116,727	187,898	1,304,625
本年度虧損	-	(47,923)	(47,923)
於二零零六年十二月三十一日	1,116,727	139,975	1,256,702

於二零零六年十二月三十一日，本公司可供分派予股東之儲備為保留溢利 139,975,000 港元（二零零五年：187,898,000 港元）。

34. 經營租約承擔

	本集團	
	二零零六年 千港元	二零零五年 千港元
年內根據土地及樓宇之經營租約已付之最低租約付款額	**10,247**	6,835

34. 經營租約承擔（續）

於結算日，本集團及本公司根據不可撤銷經營租約於下列期間到期支付之未來最低租金承擔如下：

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	千港元	*千港元*	***千港元***	*千港元*
一年內	**9,249**	8,400	**2,077**	770
於第二至第五年內（首尾兩年包括在內）	**4,307**	10,264	**863**	-
五年以上	**231**	339	**-**	-
	13,787	19,003	**2,940**	770

經營租約付款額爲本集團就其若干寫字樓及廠房物業應付之款額。租約平均固定期爲兩年。

35. 資本承擔

於結算日，本集團有以下資本承擔：

	二零零六年	二零零五年
	千港元	*千港元*
有關購買下列各項之已訂約但未在綜合財務報表中撥備之資本開支		
- 物業、機器及設備	**77,489**	7,867
- 無形資產	**6,817**	3,568
	84,306	11,435
有關購買物業、機器及設備之已批准但未訂約之資本開支	**3,016**	40,450

36. 主要非現金交易

年內，雙方已同意以出售物業、機器及設備之銷售所得款項3,232,000港元抵銷相同金額之應付貿易賬項。

37. 或然負債

(i) 誠如本公司於二零零五年二月二十二日之報章公佈披露，本公司及旗下其中一家附屬公司名列在美國提出之若干反壟斷投訴答辯人之一。該反壟斷投訴指中國若干維生素 C 生產商最少由二零零一年十二月開始串謀操控出口至美國及世界其他地方之維生素 C 之價格及數量，觸犯美國之反壟斷法。反壟斷投訴指美國之維生素 C 買方就維生素 C 支付之價錢高於倘無指稱之串謀行為則應付之價錢，因而蒙受損失。原告人（據稱是各類別類似原告人之代表）索取三倍之不指明損害賠償及其他補償。於該報章公佈後，另有若干性質和上述反壟斷投訴相同之投訴於美國提出。截至本報告日期，其中三宗反壟斷投訴已正式送達本公司及該附屬公司。

本公司董事及管理層擬就反壟斷投訴之指控全力進行抗辯。本集團已委聘法律顧問就有關法律訴訟提供意見。反壟斷投訴之結果在現階段無法確實估計。

(ii) 於二零零六年十二月三十一日，本公司已就其附屬公司已動用之銀行信貸向銀行提供 20,000,000 港元（二零零五年：無）之公司擔保。

38. 資產抵押

於二零零六年十二月三十一日，本集團並無就本公司一間附屬公司獲批銀行信貸額而已抵押予銀行之應付票據（二零零五年：應收票據 3,828,000 港元）。該項於二零零五年十二月三十一日作出之抵押隨後於有關信貸在二零零六年一月償還時解除。其他資產抵押之詳情載於附註 20。

39. 僱員退休福利計劃

本集團為所有在香港之合資格僱員參與強制性公積金計劃。該計劃之資產與本集團之資產分開，存放於受託人控制之基金。對計劃之供款乃按僱員之有關薪金成本之若干百分比計算。

中國附屬公司之僱員為中國政府設立之國家管理退休福利計劃之成員。有關附屬公司須按其薪金成本之若干百分比向退休福利計劃供款。本集團就退休福利計劃之唯一責任是作出規定之供款。

在本年度內，本集團就上述安排之供款為 43,104,000 港元（二零零五年：41,222,000 港元）。

40. 附屬公司詳情

於二零零六年十二月三十一日，本公司附屬公司之詳情如下：

附屬公司名稱	註冊／成立及經營所在地	法人地位	已發行及繳足股本面值/註冊資本	本公司所持已發行股本面值／註冊資本之百分比 直接 %	間接 %	主要業務
金利通有限公司	香港	有限責任公司	3港元	100	-	無業務
石藥集團河北中潤製藥有限公司	中國	有限責任合作合營企業	人民幣463,490,300元	99.21	-	製造及銷售製藥產品
石藥集團恩必普藥業有限公司	中國	有限責任境外投資企業	人民幣120,000,000元	100	-	製造及銷售製藥產品
石藥集團中潤製藥（內蒙古）有限公司	中國	有限責任境外投資企業	130,000,000港元	100	-	製造及銷售製藥產品
石藥集團中禾製藥（內蒙古）有限公司	中國	有限責任境外投資企業	人民幣135,000,000元	100	-	製造及銷售製藥產品
天輪投資有限公司	香港	有限責任公司	2港元	100	-	投資控股
石藥集團維生藥業（石家莊）有限公司	中國	有限責任境外投資企業	20,169,000美元	100	-	製造及銷售製藥產品
維泰藥業（石家莊）有限公司	中國	有限責任境外投資企業	人民幣59,400,000元	100	-	製造及銷售製藥產品
石藥集團中諾藥業（石家莊）有限公司	中國	有限責任境外投資企業	人民幣216,000,000元	100	-	製造及銷售製藥產品

40. 附屬公司詳情（續）

附屬公司名稱	註冊／成立及經營所在地	法人地位	已發行及繳足股本面值/註冊資本	本公司所持已發行股本面值／註冊資本之百分比 直接 %	間接 %	主要業務
石藥集團中奇製藥技術（石家莊）有限公司	中國	有限責任境外投資企業	人民幣18,440,000元	100	-	提供製藥研究及開發服務
石藥集團河北中潤化工有限公司	中國	有限責任境外投資企業	人民幣50,000,000元	100	-	製造及銷售製藥產品
石藥集團河北中潤生態環保有限公司	中國	有限責任境外投資企業	人民幣5,000,000元	-	85	污水處理
內蒙古中興源污水處理有限公司	中國	有限責任境外投資企業	人民幣18,000,000元	80.42	-	污水處理

各附屬公司於年終或本年度內任何時間概無任何未償還債務證券。

業績

	截至十二月三十一日止年度				
	二零零二年 *千港元*	二零零三年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*	**二零零六年** ***千港元***
收入	1,625,130	2,478,426	2,450,649	3,192,065	**3,538,754**
銷售成本	(1,121,850)	(1,553,466)	(1,819,804)	(2,498,501)	**(2,925,429)**
毛利	503,280	924,960	630,845	693,564	**613,325**
其他收入	14,197	9,522	14,677	21,157	**34,814**
分銷成本	(42,545)	(94,529)	(131,453)	(182,723)	**(232,511)**
管理費用	(123,295)	(200,193)	(230,004)	(293,231)	**(308,094)**
其他費用	(10,879)	(21,471)	(10,948)	(20,537)	**(6,808)**
大修開支	(28,591)	-	-	-	**-**
呆賬準則	(14,276)	-	-	-	**-**
應佔合營企業業績	6,938	6,548	3,419	(1,099)	**(3,350)**
財務費用	(26,682)	(25,361)	(27,959)	(68,139)	**(95,776)**
除稅前溢利	278,147	599,476	248,577	148,992	**1,600**
所得稅	(48,572)	(93,916)	(3,185)	7,301	**13,763**
年度溢利	229,575	505,560	245,392	156,293	**15,363**
應佔年度溢利：					
本公司股本權益持有人	228,142	504,169	245,011	156,518	**15,664**
少數股東權益	1,433	1,391	381	(225)	**(301)**
	229,575	505,560	245,392	156,293	**15,363**
	港仙	港仙	港仙	港仙	**港仙**
每股盈利					
基本	16.62	33.27	15.93	10.18	**1.02**
攤薄	16.35	32.83	不適用	不適用	**不適用**

資產與負債

	於十二月三十一日				
	二零零二年	二零零三年	二零零四年	二零零五年	**二零零六年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
總資產	2,948,797	3,361,624	4,707,246	5,379,779	**5,273,408**
總負債	(1,145,851)	(1,231,655)	(2,438,149)	(2,884,251)	**(2,622,574)**
	1,802,946	2,129,969	2,269,097	2,495,528	**2,650,834**
本公司股本權益持有人應佔之股本權益	1,793,137	2,121,697	2,259,039	2,484,832	**2,641,641**
少數股東權益	9,809	8,272	10,058	10,696	**9,193**
	1,802,946	2,129,969	2,269,097	2,495,528	**2,650,834**

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **CHINA PHARMACEUTICAL GROUP LIMITED**, you should at once hand this document with the accompanying proxy form to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF THE RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of China Pharmaceutical Group Limited to be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Wednesday, May 30, 2007 at 10:30 a.m. is set out on pages 13 to 16 of this document. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

Hong Kong, April 26, 2007

In this document, the following expressions have the following meanings unless the context requires otherwise:-

"Annual General Meeting"	the annual general meeting of the Company to be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Wednesday, May 30, 2007 at 10:30 a.m., notice of which is set out on pages 13 to 16 of this document
"Companies Ordinance"	the Companies Ordinance (Chapter 32) of the Laws of Hong Kong
"Company"	China Pharmaceutical Group Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance
"Latest Practicable Date"	April 20, 2007, being the latest practicable date prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.4 of the notice of the Annual General Meeting
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange
"Share Repurchase Code"	the Hong Kong Code on Share Repurchases
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawfully currency of Hong Kong

中國製藥集團有限公司
China Pharmaceutical Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

Executive Directors:
CAI Dongchen *(Chairman)*
YUE Jin
FENG Zhenying
JI Jianming
CHAK Kin Man
PAN Weidong
LI Zhibiao
ZHANG Zheng

Non-executive Director:
LEE Ka Sze, Carmelo

Independent Non-executive Directors:
HUO Zhenxing
QI Moujia
GUO Shichang
CHAN Siu Keung, Leonard

Registered Office:
Room 3805, 38th Floor,
Central Plaza,
18 Harbour Road,
Wanchai,
Hong Kong.

Hong Kong, April 26, 2007

To the shareholders,

Dear Sir or Madam,

**PROPOSALS FOR
GENERAL MANDATES TO REPURCHASE SHARES AND
TO ISSUE SHARES, RE-ELECTION OF THE RETIRING DIRECTORS AND
NOTICE OF ANNUAL GENERAL MEETING**

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on May 26, 2006, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting of the Company. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in the Appendix I hereto.

GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

RE-ELECTION OF RETIRING DIRECTORS

As at the Latest Practicable Date, the executive Directors of the Company are Mr. CAI Dongchen, Mr. YUE Jin, Mr. FENG Zhenying, Mr. JI Jianming, Mr. CHAK Kin Man, Mr. PAN Weidong, Mr. LI Zhibiao and Mr. ZHANG Zheng; the non-executive Director of the Company is Mr. LEE Ka Sze, Carmelo and the independent non-executive Directors of the Company are Mr. HUO Zhenxing, Mr. QI Moujia, Mr. GUO Shichang and Mr. CHAN Siu Keung, Leonard.

Pursuant to articles 92 and 101 of the articles of association of the Company, Mr. CAI Dongchen, Mr. JI Jianming, Mr. PAN Weidong, Mr. LI Zhibiao, Mr. ZHANG Zheng, Mr. LEE Ka Sze, Carmelo, Mr. QI Moujia and Mr. CHAN Siu Keung, Leonard shall retire from office at the Annual General Meeting and shall be eligible for re-election. Details of the Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

Set out on pages 13 to 16 of this circular is the notice convening the Annual General Meeting.

At the Annual General Meeting, resolutions will be proposed to the shareholders in respect of ordinary business to be considered at the Annual General Meeting, including re-election of Directors, and special business to be considered at the Annual General Meeting, being the Ordinary Resolutions proposed to approve the Repurchase Proposal, the general mandate for Directors to issue new Shares and the extension of the general mandate to issue new Shares.

RIGHT TO DEMAND A POLL

Pursuant to article 73 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or under any other applicable laws rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a) the chairman; or

(b) at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) any shareholder or shareholders present in person or by proxy holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

ACTION TO BE TAKEN

A proxy form for use at the Annual General Meeting is enclosed herein. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the proxy form and return it to the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of a proxy form will not prevent shareholders from attending and voting at the Annual General Meeting if they so wish.

RECOMMENDATION

The Directors believe that all the above-mentioned resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the resolutions set out in the notice of Annual General Meeting.

By Order of the Board
CAI Dongchen
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution.

This appendix also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

1. Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,538,124,661 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 153,812,466 Shares representing not more than 10% of the issued share capital at the Latest Practicable Date.

2. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. Funding of Repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares, made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended December 31, 2006 in the event that the Repurchase Proposal were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date and for the month of April 2007 up to the Latest Practicable Date were as follows:-

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2006		
April	1.45	1.26
May	1.36	0.81
June	0.93	0.78
July	0.93	0.84
August	1.11	0.86
September	1.03	0.92
October	0.95	0.89
November	1.25	0.89
December	1.26	1.01
2007		
January	1.43	1.10
February	1.57	1.20
March	1.42	1.11
April (Up to Latest Practicable Date)	1.87	1.32

5. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

6. Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Shijiazhuang Pharmaceutical Group Company Limited together with its associates were beneficially interested in 783,316,161 Shares representing approximately 50.93% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of Shijiazhuang Pharmaceutical Group Company Limited together with its associates in the Company would be increased to approximately 56.59% of the issued share capital of the Company.

The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Proposal. The Company may not repurchase Shares which would result in the amount of Shares held by the public being reduced to less than 25%.

7. Shares Repurchase made by the Company

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

Mr. CAI Dongchen

Mr. CAI, aged 53, Chairman of the Company, was appointed as an executive director of the Company in 1998. He is also a director of a number of the Company's subsidiaries and the Chairman of Shijazhuang Pharmaceutical Group Company Limited ("SPG"), the Company's ultimate holding company. Mr. CAI graduated from Hebei Pharmaceutical Finance College in the People's Republic of China (the "PRC") and has more than thirty years of technical and management experience in the pharmaceutical industry.

There is no service contract entered into between the Company and Mr. CAI. He is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. The director's fee of Mr. CAI is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting. He received director's fee of HK$60,000 and other remuneration of HK$3,587,195 for the year ended December 31, 2006. Such sum was determined with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group and has been reviewed and approved by the remuneration committee of the Company as delegated by the board of directors.

Save as disclosed above, Mr. CAI has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable date, apart from having a personal interest of 2,000,000 shares in the Company, Mr. CAI does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. CAI has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. JI Jianming

Mr. Ji, aged 44, was appointed as an executive director of the Company in 2005. He is also a director of a number of the Company's subsidiaries and a director of SPG. He graduated from Heibei University in the PRC and has more than twenty years of technical and management experience in the pharmaceutical industry.

There is no service contract entered into between the Company and Mr. JI. He is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. The director's fee of Mr. JI is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting. He received director's fee of HK$60,000 and other remuneration of HK$331,175 for the year ended December 31, 2006. Such sum was determined with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group and has been reviewed and approved by the remuneration committee of the Company as delegated by the board of directors.

Save as disclosed above, Mr. JI has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. JI does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. JI has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. PAN Weidong

Mr. PAN, aged 37, was appointed as an executive director of the Company in 2006. He is also a director of a number of the Company's subsidiaries and a director of SPG. Mr. PAN graduated from Shijiazhuang Post College and has more than fifteen years of experience in financial management and accounting.

There is no service contract entered into between the Company and Mr. PAN. He is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. The director's fee of Mr. PAN is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting. He received director's fee of HK$30,000 and other remuneration of HK$80,480 for the year ended December 31, 2006. Such sum was determined with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group and has been reviewed and approved by the remuneration committee of the Company as delegated by the board of directors.

Save as disclosed above, Mr. PAN has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. PAN does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. PAN has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. LI Zhibiao

Mr. LI, aged 43, was appointed as an executive director of the Company in 2006. He is also a director of a number of the Company's subsidiaries and a director of SPG. Mr. LI holds a Master degree in Biology from Hebei Normal University and has more than fifteen years of business development and marketing experience in the pharmaceutical industry.

There is no service contract entered into between the Company and Mr. LI. He is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. The director's fee of Mr. LI is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting. He received director's fee of HK$30,000 and other remuneration of HK$157,540 for the year ended December 31, 2006. Such sum was determined with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group and has been reviewed and approved by the remuneration committee of the Company as delegated by the board of directors.

Save as disclosed above, Mr. LI has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. LI does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. LI has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. ZHANG Zheng

Mr. ZHANG, aged 26, was appointed as an executive director of the Company in 2006. He holds a Bachelor degree in Business Studies from Charles Sturt University.

There is no service contract entered into between the Company and Mr. ZHANG. He is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. The director's fee of Mr. ZHANG is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting. He received director's fee of HK$30,000 and other remuneration of HK$117,176 for the year ended December 31, 2006. Such sum was determined with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group and has been reviewed and approved by the remuneration committee of the Company as delegated by the board of directors.

Save as disclosed above, Mr. ZHANG has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. ZHANG does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. ZHANG has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. LEE Ka Sze, Carmelo

Mr. LEE, aged 46, was appointed as an independent non-executive director of the Company in 1996 and re-designated as a non-executive director of the Company in 2004. He is also a member of the Audit Committee and Remuneration Committee of the Company. He holds a Bachelor of Laws degree from the University of Hong Kong. He is a practicing solicitor and a partner of Woo, Kwan, Lee & Lo, Solicitors & Notaries.

Mr. LEE is also a non-executive director of the public listed companies, namely Hopewell Holdings Limited, The Cross-Harbour (Holdings) Limited, Yugang International Limited, Y.T. Realty Group Limited, Safety Godown Company, Limited and Termbray Industries International (Holdings) Limited. In the past three years, he was a former independent non-executive director of the public listed companies, namely China Everbright International Limited, Tern Properties Company Limited, Yunnan Enterprises Holdings Limited and Pak Fah Yeow International Limited.

Mr. LEE has entered into a service contract as non-executive director with the Company for a period of two years from January 1, 2007. He is also subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His director's fee is to be determined by the board of directors and to be authorised by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. LEE received director's fee of HK$240,000 for the year ended December 31, 2006.

Save as disclosed above, Mr. LEE has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. LEE does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. LEE has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. QI Moujia

Mr. QI, aged 74, was appointed as independent non-executive director of the Company in 1996. He was the former director of the State Drug Administration of China (the "SDA", now known as the State Food and Drug Administration of China). He was the deputy chairman and chairman of the SDA in 1978 and 1982-1994 respectively.

Mr. QI is also an independent director of two companies listed on the Shanghai Stock Exchange, namely North China Pharmaceutical Company Limited and Harbin Pharm Group Sanjing Pharmaceutical Shareholding Co., Limited; and a company listed on the NASDAQ, namely 3SBio, Inc.

Mr. QI has entered into a service contract as independent non-executive director with the Company for a period of two years from January 1, 2007. He is also subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His director's fee is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. QI received director's fee of HK$60,000 for the year ended December 31, 2006.

Save as disclosed above, Mr. QI has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. QI does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. QI has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. CHAN Siu Keung, Leonard

Mr. CHAN, aged 49, was appointed as an independent non-executive director of the Company in 2004. He is also a member of the Audit Committee and Remuneration Committee of the Company. He is a qualified accountant and a member of the Institute of Chartered Accountants of Ontario. He holds a Master of Business Administration degree from York University, Ontario, Canada and has extensive experience in finance and investment. Mr. CHAN is also an executive director of Tern Properties Company Limited.

Mr. CHAN has entered into a service contract as independent non-executive director with the Company for a period of two years from January 1, 2007. He is also subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. The director's fee of Mr. CHAN is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. CHAN received director's fee of HK$120,000 for the year ended December 31, 2006.

Save as disclosed above, Mr. CHAN has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. CHAN does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. CHAN has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Wednesday, May 30, 2007 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements, the report of the directors and the report of auditors for the year ended December 31, 2006.

2. To re-elect directors and to authorize the directors to fix the remuneration of directors.

3. To re-appoint auditors and to authorise the directors to fix the remuneration of auditors.

4. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

   "THAT:-

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares of the Company which the directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"THAT:-

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into shares of the Company; (iii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; or (iv) an issue of shares under any option scheme or similar arrangement for the grant or issue of shares or rights to acquire shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"**THAT** subject to the passing of the resolution nos.4 and 5 set out in the notice convening the meeting, the general mandate granted to the directors of the Company to allot, issue and deal with additional shares pursuant to resolution no.5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to resolution no.4 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said resolution."

By Order of the Board
CAI Dongchen
Chairman

Hong Kong, April 26, 2007

Notes:-

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be lodged with the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. With regard to item no. 2 in this notice, the board of directors of the Company proposes that the retiring directors, namely Mr. CAI Dongchen, Mr. JI Jianming, Mr. PAN Weidong, Mr. LI Zhibiao, Mr. ZHANG Zheng, Mr. LEE Ka Sze, Carmelo, Mr. QI Moujia and Mr. CHAN Siu Keung, Leonard be re-elected as directors of the Company. Details of such retiring directors are set out in the Appendix II to the circular to shareholders dated April 26, 2007.

此乃要件　請即處理

閣下如對本通函任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**中國製藥集團有限公司**股份全部**售出**，應立即將本通函連同隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

中國製藥集團有限公司
China Pharmaceutical
Group Limited
（根據公司條例於香港註冊成立）
（股份代號：1093）

建議
一般授權購回股份及
發行股份、重選退任董事及
股東週年大會通告

中國製藥集團有限公司訂於二零零七年五月三十日（星期三）上午十時三十分假座香港灣仔港灣道18號中環廣場38樓3805室舉行股東週年大會，大會通告載於本文件第十三至十六頁。　閣下無論是否打算出席大會，敬請盡早按照隨附之代表委任表格上印備之指示填妥並交回代表委任表格，惟無論如何須於大會或其任何續會指定舉行時間四十八小時前送達本公司之註冊辦事處，地址爲香港灣仔港灣道18號中環廣場38樓3805室。

香港，二零零七年四月二十六日

在本文件內，除文義另有所指，下列詞彙具有下列涵義：

「股東週年大會」	指	本公司訂於二零零七年五月三十日（星期三）上午十時三十分假座香港灣仔港灣道 18 號中環廣場 38 樓 3805 室舉行之股東週年大會，大會通告載於本文件第十三至十六頁
「公司條例」	指	香港法例第 32 章公司條例
「本公司」	指	中國製藥集團有限公司，根據公司條例於香港註冊成立之有限公司
「最後實際可行日期」	指	二零零七年四月二十日，即本文件付印前之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「購回建議」	指	建議授予董事會一般授權在購回決議案所述期間行使本公司權力購回最多為購回決議案通過日期本公司已發行股本 10% 之股份
「購回決議案」	指	股東週年大會通告第 4 項決議案所述將提呈之普通決議案
「股份」	指	本公司股本中每股面值 0.10 港元之股份
「購回股份規則」	指	上市規則所載規範以聯交所為第一上市之公司在聯交所購回本身證券之有關規則
「股份購回守則」	指	香港公司購回股份守則
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港法定貨幣

中國製藥集團有限公司
China Pharmaceutical Group Limited
（根據公司條例於香港註冊成立）
（股份代號：1093）

執行董事：
蔡東晨（主席）
岳進
馮振英
紀建明
翟健文
潘衛東
李治彪
張鋅

非執行董事：
李嘉士

獨立非執行董事：
霍振興
齊謀甲
郭世昌
陳兆強

註冊辦事處：
香港
灣仔
港灣道18號
中環廣場
38樓3805室

敬啓者：

建議
一般授權購回股份及
發行股份、重選退任董事及
股東週年大會通告

購回股份之一般授權

在本公司於二零零六年五月二十六日舉行之股東週年大會上，董事會獲授予一般授權，可行使本公司之權力購回股份。一俟即將舉行之本公司股東週年大會結束，上述授權便告失效。董事會擬尋求　閣下批准將於股東週年大會上提呈之購回決議案。按照購回股份規則而提供有關購回建議之必要資料之說明函件載於本通函附錄一。

發行股份之一般授權

於股東週年大會上亦將會提呈兩項普通決議案，分別授予董事會一般授權以配發、發行及處理不超過本公司於決議案獲通過當日已發行股本 20%之股份，並將上述授予董事會之一般授權擴大，以包括本公司在授予可購回最多達本公司於購回決議案獲通過當日已發行股本之 10%股份之一般授權後所購回之股份之面值總額所代表之股份。

重選退任董事

於最後實際可行日期，本公司之執行董事爲蔡東晨先生、岳進先生、馮振英先生、紀建明先生、翟健文先生、潘衛東先生、李治彪先生及張錚先生；本公司之非執行董事爲李嘉士先生，而本公司之獨立非執行董事爲霍振興先生、齊謀甲先生、郭世昌先生及陳兆強先生。

根據本公司之組織章程第 92 及 101 條，蔡東晨先生、紀建明先生、潘衛東先生、李治彪先生、張錚先生、李嘉士先生、齊謀甲先生及陳兆強先生將於股東週年大會退任，但可膺選連任。擬於股東週年大會膺選連任之董事之資料載於本通函附錄二。

股東週年大會

召開股東週年大會之通告載於本通函第十三至十六頁。

於股東週年大會上，將向股東提呈有關將於股東週年大會上考慮之一般事項（包括重選董事）及將於股東週年大會上考慮之特別事項之決議案，即建議批准購回建議、授予董事會一般授權以發行新股份及擴大發行新股份之一般授權之普通決議案。

要求進行投票表決之權利

根據本公司之組織章程第 73 條，在任何股東大會上有待表決之決議案得以舉手方式表決，除非當時根據上市規則或任何其他適用之法例、規例或規定須進行投票表決或由下列人士（在宣佈舉手表決之結果前或當時）要求進行投票表決：

(a) 大會主席；或

(b) 最少三位親身或委派代表出席而當時有權在會上表決之股東；或

(c) 親身或委派代表出席並佔所有有權在會上表決之股東之總表決權不少於十分之一之任何一位或多位股東；或

(d) 親身或委派代表出席並持有賦予權利可於大會上表決而實繳金額合共不少於賦予該項權利之所有股份之實繳金額總數十分之一之股份之任何一位或多位股東。

應採取之行動

本通函隨附適用於股東週年大會之代表委任表格。 閣下無論是否打算出席股東週年大會，敬請填妥代表委任表格，並於股東週年大會指定舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道 18 號中環廣場 38 樓 3805 室。填妥及交回代表委任表格後，股東仍可親身出席股東週年大會並於會上投票。

推薦意見

董事會認為上述各項將於股東週年大會上提呈之決議案均符合本公司及其股東之最佳利益。因此，董事會建議全體股東投票贊成股東週年大會通告所載之決議案。

此致

列位股東 台照

承董事會命
主席
蔡東晨

香港，二零零七年四月二十六日

本附錄爲購回股份規則所規定之說明函件，向　閣下提供必需之資料，以便考慮批准購回最多達於購回決議案獲通過當日本公司已發行股本10%之股份。

本附錄亦構成公司條例第49BA(3)條規定所載之備忘。

1. 股本

於最後實際可行日期，本公司之已發行股本爲1,538,124,661股股份。

在購回決議案獲通過之規限下，按在股東週年大會舉行前並無進一步發行或購回股份，則本公司根據購回決議案獲准購回最多153,812,466股股份，即不超過最後實際可行日期已發行股本10%。

2. 購回之理由

董事會相信，購回建議符合本公司以及其股東之最佳利益。此項購回或會提高本公司每股股份之資產淨值及／或盈利；惟須視乎當時之市場情況或資金安排而定，並僅於董事會認爲該購回將有利於本公司及其股東之情況下進行。

3. 用以購回之資金

本公司在購回股份時，用於購回之資金必須依照本公司之組織章程大綱及細則與公司條例規定可合法作此用途之資金中撥付。公司條例規定，於購回股份時須予償還之股本必須在公司條例准許之情況下，由本公司可供分派之溢利及／或就購回股份而發行新股份之所得款額中撥付。

在建議之購回期間內若全面行使購回建議，可能會對本公司之營運資金或資本負債比率造成不利影響（對照截至二零零六年十二月三十一日止年度年報內之經審核賬目所披露之情況）。然而，董事會不擬行使購回建議，以致董事會認爲本公司宜具備之營運資金或資本負債比率會因此而受到重大不利影響。

4. 股份價格

於最後實際可行日期前十二個月及二零零七年四月（截至最後實際可行日期），股份在聯交所之每月最高及最低成交價如下：

	股份	
	最高價	最低價
	港元	港元
二零零六年		
四月	1.45	1.26
五月	1.36	0.81
六月	0.93	0.78
七月	0.93	0.84
八月	1.11	0.86
九月	1.03	0.92
十月	0.95	0.89
十一月	1.25	0.89
十二月	1.26	1.01
二零零七年		
一月	1.43	1.10
二月	1.57	1.20
三月	1.42	1.11
四月（截至最後實際可行日期）	1.87	1.32

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力進行購回事宜時，只要有關規則及法例適用，彼等將根據購回決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所知）其聯繫人士有意於本公司股東批准購回建議後，出售任何股份予本公司或其附屬公司。

本公司並無接獲關連人士（按上市規則之定義）通知，彼等目前有意在本公司股東批准購回建議後，出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 收購守則

倘按照購回建議行使權力購回股份時，一位股東在本公司之投票權所佔權益比例因此而增加，就收購守則第32條而言，該項增加將作爲一項收購處理。因此，任何一位股東或一致行動之多位股東可能會取得或鞏固其於本公司之控制權，並須遵照收購守則第26及32條提出強制性收購建議。

於最後實際可行日期，石藥集團有限公司（前稱爲石家莊製藥集團有限公司）連同其聯繫人士實益擁有783,316,161股股份之權益，佔本公司已發行股本約50.93%。根據該持股量及倘若董事會根據購回授權行使全部權力購回股份，石藥集團有限公司（前稱爲石家莊製藥集團有限公司）連同其聯繫人士於本公司之持股量將增加至本公司已發行股本約56.59%。

據董事會所知，根據購回建議進行之任何股份購回事宜不會引起收購守則下之任何責任。倘購回股份會導致公眾人士之持股量降至低於25%，則本公司不可購回股份。

7. 本公司進行之股份購回事宜

在最後實際可行日期前六個月內，本公司並無在聯交所或其他證券交易所購回任何股份。

蔡東晨先生

蔡先生，五十三歲，本公司主席，於一九九八年獲委任爲本公司執行董事。他亦爲本公司若干附屬公司之董事，且是本公司之最終控股公司石藥集團有限公司（「石藥公司」）（前稱爲石家莊製藥集團有限公司）之主席。蔡先生畢業於中華人民共和國（「中國」）河北財經學院，在製藥業擁有超過三十年技術及管理經驗。

本公司並無與蔡先生訂立任何服務合約。他並無特定任期，但須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會釐定，並由本公司股東於股東週年大會上批准。截至二零零六年十二月三十一日止年度，蔡先生共收取董事袍金 60,000 港元及其他酬金 3,587,195 港元。上述金額乃參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並已由董事會指派之本公司薪酬委員會檢討及審批。

除上文所披露者外，蔡先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團內任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，除持有 2,000,000 股本公司股份之個人權益外，蔡先生並無於本公司股份中擁有證券及期貨條例第 XV 部界定之任何權益。

除上文所披露者外，蔡先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第 13.51(2)(h)至(v)條須予披露之資料。

紀建明先生

紀先生，四十四歲，於二零零五年獲委任爲本公司執行董事。他亦爲本公司若干附屬公司之董事，且是石藥公司之董事。他畢業於中國河北大學，在製藥業擁有超過二十年技術及管理經驗。

本公司並無與紀先生訂立任何服務合約。他並無特定任期，但須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會釐定，並由本公司股東於股東週年大會上批准。截至二零零六年十二月三十一日止年度，紀先生共收取董事袍金 60,000 港元及其他酬金 331,175 港元。上述金額乃參考當前之市場慣例、本公司之酬金政策、他於本集團之職務及責任以及他對本集團之貢獻而釐定，並已由董事會指派之本公司薪酬委員會檢討及審批。

除上文所披露者外，紀先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團內任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，紀先生並無於本公司股份中擁有證券及期貨條例第 XV 部界定之任何權益。

除上文所披露者外，紀先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第 13.51(2)(h)至(v)條須予披露之資料。

潘衛東先生

潘先生，三十七歲，於二零零六年獲委任爲本公司執行董事。他亦爲本公司若干附屬公司之董事，且是石藥公司之董事。潘先生畢業於石家莊郵政高等專科學校，在財務管理及會計方面累積逾十五年經驗。

本公司並無與潘先生訂立任何服務合約。他並無特定任期，但須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會釐定，並由本公司股東於股東週年大會上批准。截至二零零六年十二月三十一日止年度，潘先生共收取董事袍金 30,000 港元及其他酬金 80,480 港元。上述金額乃參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並已由董事會指派之本公司薪酬委員會檢討及審批。

除上文所披露者外，潘先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團之任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，潘先生並無於本公司股份中擁有證券及期貨條例第 XV 部界定之任何權益。

除上文所披露者外，潘先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第 13.51(2)(h)至(v)條須予披露之資料。

李治彪先生

李先生，四十三歲，於二零零六年獲委任爲本公司執行董事。他亦爲本公司若干附屬公司之董事，且是石藥公司之董事。李先生畢業於河北師範大學，持有生物學碩士學位，在製藥業之業務發展及市場推廣方面累積逾十五年經驗。

本公司並無與李先生訂立任何服務合約。他並無特定任期，但須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會釐定，並由本公司股東於股東週年大會上批准。截至二零零六年十二月三十一日止年度，李先生共收取董事袍金 30,000 港元及其他酬金 157,540 港元。上述金額乃參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並已由董事會指派之本公司薪酬委員會檢討及審批。

除上文所披露者外，李先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團之任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，李先生並無於本公司股份中擁有證券及期貨條例第 XV 部界定之任何權益。

除上文所披露者外，李先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第 13.51(2)(h)至(v)條須予披露之資料。

張錚先生

張先生，二十六歲，於二零零六年獲委任爲本公司執行董事。他持有 Charles Sturt University 商學學士學位。

本公司並無與張先生訂立任何服務合約。他並無特定任期，但須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會釐定，並由本公司股東於股東週年大會上批准。截至二零零六年十二月三十一日止年度，張先生共收取董事袍金 30,000 港元及其他酬金 117,176 港元。上述金額乃參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並已由董事會指派之本公司薪酬委員會檢討及審批。

除上文所披露者外，張先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團之任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，張先生並無於本公司股份中擁有證券及期貨條例第 XV 部界定之任何權益。

除上文所披露者外，張先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第 13.51(2)(h)至(v)條須予披露之資料。

李嘉士先生

李先生，四十六歲，於一九九六年獲委任爲本公司獨立非執行董事，並於二零零四年獲重新委任爲非執行董事。他亦爲本公司審核委員會及薪酬委員會成員。李先生持有香港大學法學士學位。他是專業律師及胡關李羅律師行之合夥人。

李先生亦爲多家公眾上市公司之非執行董事，包括合和實業有限公司、港通控股有限公司、渝港國際有限公司、渝太地產有限公司、安全貨倉有限公司及添利工業國際（集團）有限公司。於過去三年，其亦是若干公眾上市公司之前獨立非執行董事，包括中國光大國際有限公司、太興置業有限公司、雲南實業控股有限公司及白花油國際有限公司。

李先生已與本公司訂立服務合約出任獨立非執行董事，由二零零七年一月一日起爲期兩年。他須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零六年十二月三十一日止年度，李先生共收取董事袍金240,000港元。

除上文所披露者外，李先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團之任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，李先生並無於本公司股份中擁有證券及期貨條例第XV部界定之任何權益。

除上文所披露者外，李先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第13.51(2)(h)至(v)條須予披露之資料。

齊謀甲先生

齊先生，七十四歲，於一九九六年獲委任爲本公司獨立非執行董事。他爲中國國家藥品監督管理局(「中國藥管局」，現稱爲中國國家食品藥品監督管理局)前董事，分別於一九七八年及一九八二年至一九九四年出任中國藥管局副局長及局長。

齊先生亦爲兩家於上海證券交易所上市之公司之獨立董事，分別爲華北製藥股份有限公司及哈藥集團三精製藥股份有限公司，且是納斯達克上市公司3SBio, Inc.之獨立董事。

齊先生已與本公司訂立服務合約出任獨立非執行董事，由二零零七年一月一日起為期兩年。他須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零六年十二月三十一日止年度，齊先生共收取董事袍金 60,000 港元。

除上文所披露者外，齊先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團之任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，齊先生並無於本公司股份中擁有證券及期貨條例第 XV 部界定之任何權益。

除上文所披露者外，齊先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第 13.51(2)(h)至(v)條須予披露之資料。

陳兆強先生

陳先生，四十九歲，於二零零四年獲委任為本公司獨立非執行董事。他亦為本公司審核委員會及薪酬委員會成員。他是合資格會計師，並為安大略省特許會計師公會會員。他持有加拿大安大略省約克大學工商管理碩士學位，在財務及投資方面擁有豐富經驗。陳先生亦為太興置業有限公司之執行董事。

陳先生已與本公司訂立服務合約出任獨立非執行董事，由二零零七年一月一日起為期兩年。他須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零六年十二月三十一日止年度，陳先生共收取董事袍金 120,000 港元。

除上文所披露者外，陳先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團之任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，陳先生並無於本公司股份中擁有證券及期貨條例第 XV 部界定之任何權益。

除上文所披露者外，陳先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第 13.51(2)(h)至(v)條須予披露之資料。

中國製藥集團有限公司
China Pharmaceutical
Group Limited
（根據公司條例於香港註冊成立）
（股份代號：1093）

茲通告本公司訂於二零零七年五月三十日（星期三）上午十時三十分假座香港灣仔港灣道18號中環廣場38樓3805室召開股東週年大會，以便處理下列事項：

1. 省覽截至二零零六年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 重選董事及授權董事會釐定董事酬金。

3. 續聘核數師及授權董事會釐定核數師酬金。

4. 作爲特別事項，考慮及酌情通過下列決議案爲普通決議案：

「動議：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司所有權力，在香港聯合交易所有限公司（「聯交所」）或本公司之證券可能上市並獲證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，按照所有適用法例及聯交所證券上市規則或任何其他證券交易所不時修訂之規定，購回本公司股本中每股面值0.10港元之股份；

(b) 本公司董事會依據上文(a)段所述批准購回之本公司股份面值總額不得超過本公司於本決議案獲通過當日已發行股本面值總額10%，而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例或本公司之組織章程規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

5. 作爲特別事項，考慮及酌情通過下列決議案爲本公司之普通決議案：

「動議：

(a) 在下文(c)段之規限下，根據公司條例第57B條，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司所有權力，以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，並作出或授予需要或可能需要行使該項權力之售股建議、協議及購股權（包括可轉換本公司股份之公司債券、認股權證及債券）；

(b) 上文(a)段之批准授權本公司董事會於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及購股權（包括可轉換本公司股份之公司債券、認股權證及債券）；

(c) 本公司董事會依據上文(a)段之批准配發或有條件或無條件同意配發（不論是否依據購股權或其他原因配發）及發行之股本面值總額（但不包括(i)供股（定義見下文）；(ii)根據本公司任何認股權證或任何可轉換爲本公司股份之任何證券之條款所附認購權或換股權獲行使而發行股份；(iii)根據本公司不時之組織章程以股代息發行股份；或(iv)根據任何已採納授出或發行本公司股份或可認購本公司股份之任何購股權計劃或類似安排而發行股份），不得超過於本決議案獲通過當日本公司已發行股本面值總額之20%，而上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例或本公司之組織章程規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「供股」乃指於本公司董事會於所定期間內，向於指定記錄日期在名冊之本公司股份持有人按彼等當時之持股比例提呈發售股份之建議（惟本公司董事會有權就零碎股權或香港以外地區適用於本公司之法例所定之限制或責任，或任何認可監管機關或任何證券交易所之規定，作出其認爲必要或權宜之豁免或其他安排）。」

6. 作爲特別事項，考慮及酌情通過下列決議案爲本公司之普通決議案：

「**動議**待召開本大會之通告所載之第 4 及第 5 項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第 4 項決議案授出之授權而購回之本公司股本中之股份面值總額之數額，以擴大根據召開本大會之通告所載之第 5 項決議案授予本公司董事會配發、發行及處理額外股份之一般授權，惟該購回之股份數額不得超過於上述決議案獲通過當日本公司之已發行股本面值總額之 10%。」

承董事會命
主席
蔡東晨

香港，二零零七年四月二十六日

附註：

1. 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須爲本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經由公證人證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之註冊辦事處（地址爲香港灣仔港灣道 18 號中環廣場 38 樓 3805 室），方爲有效。

3. 就本通告事項 2 而言，本公司董事會建議重選退任董事（分別爲蔡東晨先生、紀建明先生、潘衛東先生、李治彪先生、張錚先生、李嘉士先生、齊謀甲先生及陳兆強先生）爲本公司董事。上述退任董事之詳情載於二零零七年四月二十六日致股東之通函附錄二。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Pharmaceutical Group Limited, you should at once hand this document and the accompanying Form(s) of Acceptance to the purchaser(s) or the transferee(s) or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s). This document should be read in conjunction with the accompanying Form(s) of Acceptance, the contents of which form part of the terms of the General Offer contained herein.

联想控股
LEGEND HOLDINGS

Legend Holdings Limited
(Incorporated in the PRC with limited liability)

Massive Giant Group Limited
(Incorporated in the British Virgin Islands with limited liability)

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

COMPOSITE OFFER AND RESPONSE DOCUMENT RELATING TO UNCONDITIONAL MANDATORY CASH OFFER BY GOLDBOND CAPITAL (ASIA) LIMITED ON BEHALF OF MASSIVE GIANT GROUP LIMITED TO ACQUIRE ALL THE ISSUED SHARES OF HK$0.10 EACH IN THE SHARE CAPITAL OF CHINA PHARMACEUTICAL GROUP LIMITED (OTHER THAN THOSE SHARES ALREADY OWNED OR AGREED TO BE ACQUIRED OR CONTROLLED BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT)

Financial adviser to Massive Giant Group Limited

Goldbond Capital (Asia) Limited

Independent Financial Adviser to the Independent Board Committee of China Pharmaceutical Group Limited

CIMB

CIMB-GK Securities (HK) Limited

A letter from the Board is set out on pages 7 to 10. A letter from Goldbond Capital containing, among other things, details of the General Offer is set out on pages 11 to 23. A letter from CIMB-GK containing its advice and recommendation to the Independent Board Committee in respect of the General Offer are set out on pages 25 to 45 of this document respectively.

The procedures for acceptance and settlement of the General Offer are set out on pages I-1 to I-7 in Appendix I to this document and in the accompanying Form(s) of Acceptance. Acceptances of the General Offer should be received by the Registrar by no later than 4:00 p.m. on Thursday, 9 August 2007 (or such later time and/or date as the Offeror may decide and announce in accordance with the Takeovers Code).

19 July 2007

CONTENTS

2007

Despatch date of this Composite Offer Document and the accompanying Forms of Acceptance and commencement of the General Offer *(Note 1)*	Thursday, 19 July
Latest time and date for acceptance of the General Offer	4:00 p.m. on Thursday, 9 August
Closing Date of the General Offer *(Note 2)*	Thursday, 9 August
Announcement of the results of the General Offer to be posted on the Stock Exchange's website	7:00 p.m. on Thursday, 9 August
Latest date for posting of remittances for the amounts due under the General Offer in respect of valid acceptances received on or before the Closing Date *(Notes 3 and 4)*	Saturday, 18 August

Notes:

1. The General Offer is made on 19 July 2007, being the date of posting of this document, and is capable of acceptance on and from this date until the Closing Date.

2. The General Offer, which is unconditional, will be closed on 9 August 2007 unless the Offeror revises or extends the General Offer in accordance with the Takeovers Code. An announcement will be posted on the Stock Exchange's website by 7:00 p.m. on 9 August 2007 stating whether the General Offer has been revised or extended or have expired or in relation to any extension of the General Offer, to state also either the next closing date or that the General Offer will remain open until further notice. A notification of such announcement will be published in the newspapers on the next Business Day thereafter. In the event that the Offeror decides that the General Offer will remain open until further notice, at least 14 days' notice in writing will be given, before the General Offer is closed, to those Independent Shareholders who have not accepted the General Offer. For further details, please refer to the paragraph headed "Acceptance period and revisions" in Appendix I to this document.

3. The General Offer is unconditional. Acceptance of the General Offer shall be irrevocable and not capable of being withdrawn, except in the circumstances set out in Rule 19.2 of the Takeovers Code.

4. Remittances in respect of the cash consideration payable for the Shares tendered under the General Offer will be posted to the relevant Shareholders by ordinary post at their own risk as soon as practicable, but in any event within 10 days after the receipt of all relevant documents by the Registrar from the Shareholders which render the relevant acceptances under the General Offer complete and valid.

All time and date references contained in this document refer to Hong Kong time and date.

In this document, unless the context requires otherwise, the following expressions have the following meanings:

"Agreement"	the conditional sale and purchase agreement dated 16 June 2007 entered into between Legend Holdings and the SASAC relating to the sale and purchase of the entire interest of SPG
"Announcement"	the announcement dated 8 May 2007 made by the Company in relation to the listing for sale of the entire state-owned interest in SPG
"Appraised Assets Value"	the appraised assets value of SPG's approximately 50.93% shareholding interest in the Company of approximately RMB1.25 billion (equivalent to approximately HK$1.29 billion) as at 30 September 2006 as per the Valuation Report
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Bank"	The Bank of East Asia, Limited, a company incorporated in Hong Kong and the ordinary shares of which are listed on the main board of the Stock Exchange
"Board"	the board of Directors
"Business Day"	a day, other than a Saturday, a Sunday, a public holiday and a day on which a tropical cyclone warning no. 8 or above or a "black rainstorm warning signal" is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m., on which licensed banks are open for general banking business in Hong Kong throughout their normal business hours
"BVI"	the British Virgin Islands
"CCPCL"	China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG incorporated in Hong Kong

"CIMB-GK" or "Independent Financial Adviser"	CIMB-GK Securities (HK) Limited, a licensed corporation under the SFO to carry on Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser to the Independent Board Committee in respect of the General Offer
"Closing Date"	9 August 2007, being the 21st day after the date on which this document is posted or, if the General Offer is extended, the closing date of the General Offer as extended by the Offeror in accordance with the Takeovers Code
"Concert Party Agreement"	a concert party agreement dated 31 May 2007 entered into between Legend Holdings and the Offeror
"Company"	China Pharmaceutical Group Limited, a company incorporated in Hong Kong with limited liability whose issued Shares are listed on the Stock Exchange
"Completion"	completion of the Transaction on the Completion Date
"Completion Date"	the date of Completion being 26 June 2007
"Composite Offer Document"	this document jointly issued by and on behalf of the Offeror and the Company to all Shareholders in accordance with the Takeovers Code containing, among others, terms and conditions of the General Offer, the Form(s) of Acceptance in respect of the General Offer and the advice of CIMB-GK to the Independent Board Committee in respect of the General Offer
"Consideration"	RMB870 million (equivalent to approximately HK$896 million), being the consideration for the Transaction
"Director(s)"	the director(s) of the Company
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director

"Form(s) of Acceptance"	the accompanying form(s) of acceptance and transfer in respect of the General Offer
"General Offer"	the unconditional mandatory cash offer to be made by Goldbond Capital on behalf of the Offeror for all the Offer Shares in accordance with the Takeovers Code
"Goldbond Capital"	Goldbond Capital (Asia) Limited, a licensed corporation to carry on types 1 and 6 regulated activities (dealing in securities and advising on corporate finance) under the SFO and the financial adviser to the Offeror in respect of the General Offer
"Group"	the Company and its subsidiaries
"H Fund"	Hony Capital Fund III, L.P is a Cayman Islands exempted limited partnership, and is controlled by its general partner, H Fund GP
"H Fund GP"	Hony Capital Fund III GP, L.P is a Cayman Islands exempted limited partnership and is controlled by its general partner, HCF3GPL
"HCF3GPL"	Hony Capital Fund III GP Limited is a company with limited liability incorporated in the Cayman Islands
"HCML"	Hony Capital Management Limited is a company with limited liability incorporated in the BVI
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee of the Company, comprising Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard established to advise the Independent Shareholders in respect of the General Offer
"Independent Shareholders"	being the Shareholders of the Company other than the Offeror, Legend Holdings and their respective associates and parties acting in concert with any of them
"Joint Announcement"	the announcement dated 28 June 2007 jointly made by the Company, the Offeror and Legend Holdings in relation to, among other things, the Transaction and the terms of the General Offer

"Legend Holdings"	聯想控股有限公司 (for identification purposes, in English, Legend Holdings Limited), an investment holding company established in the PRC and with its subsidiaries primarily engaged in information technology, equity investment and real estate investment. Legend Holdings is also a controlling shareholder of Lenovo Group Limited and Digital China Holdings Limited, companies whose shares are listed on the Stock Exchange, with an approximate 49.2% and 47.8% equity interest in the issued share capital of Lenovo Group Limited and Digital China Holdings Limited respectively as disclosed on the website of the Stock Exchange as at 17 July 2007
"Latest Practicable Date"	16 July 2007, being the latest practicable date for ascertaining certain information referred to in this document prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan Facility"	the HK$1.3 billion committed term loan facility offered by the Bank for drawing until 30 August 2007
"Offer Price"	HK$1.6715 per Share
"Offer Shares"	all Shares which are not already owned or controlled, or have not been agreed to be acquired by Legend Holdings, MGL and parties acting in concert with them
"Offeror" or "MGL"	Massive Giant Group Limited, a special purpose vehicle company established under BVI law and wholly-owned by H Fund
"Premium"	the premium of approximately RMB31 million (equivalent to approximately HK$32 million), being the difference between the Consideration and the appraised net assets value of SPG of approximately RMB839 million (equivalent to approximately HK$864 million) as set out in the Valuation Report

"Premium Apportionment"	apportionment of the Premium by approximately 57.06%, representing approximately RMB17.7 million (equivalent to approximately HK$18.2 million) to the Appraised Assets Value. Such apportionment is made in proportion based on the Appraised Assets Value as a percentage to SPG's appraised total assets value of approximately RMB2.19 billion (equivalent to approximately HK$2.26 billion) as set out in the Valuation Report
"PRC"	The People's Republic of China
"Registrar"	Secretaries Limited, the share registrar of the Company situated at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong
"Relevant Period"	the period commencing on 8 November 2006, being the date falling six months prior to the Announcement and up to the Latest Practicable Date
"Relevant Securities"	relevant securities as defined in Note 4 to Rule 22 of the Takeovers Code
"SASAC"	石家庄市人民政府國有資產監督管理委員會(for identification purposes, in English, State-owned Assets Supervision and Administration Committee of Shijiazhuang Municipal People's Government)
"SFC"	Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.10 each of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"SPG"	石藥集團有限公司 (for identification purpose, in English, Shijiazhuang Pharmaceutical Group Company Limited), established in the PRC, is an investment holding company and with its subsidiaries primarily engaged in the manufacturing and trading of pharmaceutical and chemical products

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Transaction"	the sale and purchase of the entire interest in SPG pursuant to the Agreement
"Valuation Report"	石家莊製藥集團有限公司擬整體企業改制項目資產評估報告書(截止2006年9月30日) (for identification purposes, in English, Shijiazhuang Pharmaceutical Group Company Limited assets valuation report as at 30 September 2006)
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

Unless otherwise specified, translations of HK$ into RMB (and vice versa) in this Composite Offer Document are based on the rate of RMB1.00 = HK$1.03 (for the purpose of illustration only). No representation is made that any amounts in HK$ or RMB can be or could have been converted at the relevant dates at the above rate or any other rates at all.

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

Executive Directors:
CAI Dongchen *(Chairman)*
YUE Jin
FENG Zhenying
JI Jianming
CHAK Kin Man
PAN Weidong
LI Zhibiao
ZHANG Zheng

Non-executive Director:
LEE Ka Sze, Carmelo

Independent Non-executive Directors:
HUO Zhenxing
QI Moujia
GUO Shichang
CHAN Siu Keung Leonard

Registered Office:
Room 3805, 38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

19 July 2007

To the Independent Shareholders

Dear Sir or Madam,

UNCONDITIONAL MANDATORY CASH OFFER BY GOLDBOND CAPITAL (ASIA) LIMITED ON BEHALF OF MASSIVE GIANT GROUP LIMITED TO ACQUIRE ALL THE ISSUED SHARES OF HK$0. 10 EACH IN THE SHARE CAPITAL OF CHINA PHARMACEUTICAL GROUP LIMITED (OTHER THAN THOSE SHARES ALREADY OWNED OR AGREED TO BE ACQUIRED BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

Pursuant to the announcement of the Company dated 8 May 2007, the joint announcements issued by the Company, Legend Holdings and the Offeror dated 12 June 2007 and 28 June 2007, it was announced, inter alia, that on 16 June 2007, Legend Holdings entered into the Agreement with SASAC, pursuant to which Legend Holdings conditionally agreed to acquire, and SASAC conditionally agreed to dispose of, the entire interest of SPG. The Agreement was completed on 26 June 2007. Upon Completion there was an effective change in control of the Company resulting in Legend Holdings becoming indirectly interested in approximately 50.93% of the issued share capital of the Company. As such, Legend Holdings and parties acting in concert with it are obliged to extend a mandatory unconditional general offer under Rule 26 of the Takeovers Code for all issued shares of the Company which are not owned or have not been agreed to be acquired by Legend Holdings and parties acting in concert with it.

The terms of the General Offer are set out in "Letter from Goldbond Capital" of the Composite Offer Document, Appendix I to the Composite Offer Document and the Form of Acceptance.

The purpose of this document is to provide you with, among other things, further information relating to the Group and the General Offer, as well as the respective recommendation and advice of the Independent Board Committee and CIMB-GK regarding the General Offer.

THE GENERAL OFFER

Goldbond Capital, on behalf of the Offeror, is making the General Offer to acquire all the Shares not already owned or agreed to be acquired by the Offeror it on the following basis:

For each Offer Share .... HK$1.6715 in cash

INFORMATION ON THE GROUP

The Company acts as an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of pharmaceutical products in the PRC. Current principal products of the Group include (i) vitamin C, penicillin and cephalosporin products in bulk form; and (ii) antibiotic finished drugs.

For the year ended 31 December 2006, the audited consolidated revenue, profit before tax and profit attributable to equity holders of the Company were approximately HK$3,539 million, HK$1.6 million and HK$15.7 million respectively. For the year ended 31 December 2005, the audited consolidated revenue, profit before tax and profit attributable to equity holders of the Company were approximately HK$3,192 million, HK$149.0 million and HK$156.5 million respectively.

The turnover of the Group for the year ended 31 December 2006 increased approximately 11% as compared with the previous year which was mainly attributable to the increase in the sales volume of the bulk penicillin products. On the other hand, the profit attributable to equity holders of the Company for the year ended 31 December 2006 decreased approximately 90% as compared with the previous year which was mainly attributable to (i) the decrease in the average prices of the bulk vitamin C and cephalosporin products and (ii) the decline in the profit margin of the finished drug business during the same year.

As at the Latest Practicable Date, the Company has a total of 1,538,124,661 Shares in issue. Save for the aforesaid, the Company has no other Relevant Securities in the Company as at the date hereof.

Further information in relation to the Group is set out in Appendices II, III and IV to the Composite Offer Document. An expected timetable in relation to the General Offer is set out under the section headed "Expected timetable" of the Composite Offer Document.

INTENTION OF THE OFFEROR REGARDING THE GROUP

Your attention is drawn to the "Letter from Goldbond Capital", in the Composite Offer Document for intentions of the Offeror regarding the Group.

MAINTAINING THE LISTING STATUS OF THE COMPANY

It is the intention of the Offeror to maintain the listing of the Shares on the Stock Exchange. The directors of the Offeror and the new directors to be appointed to the board of the Company have undertaken to the Stock Exchange to take appropriate steps as soon as practicable following the closing of the General Offer to ensure not less than 25% of the Shares will be held by the public.

The Stock Exchange has stated that if, at the close of the General Offer, less than 25% of the issued Shares are held by the public or if the Stock Exchange believes that (i) a false market exists or may exist in the trading of Shares; or (ii) that there are insufficient Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend dealings in the Shares.

RECOMMENDATION

The Independent Board Committee comprising Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard (who have no direct or indirect interest in the General Offer) has been established to make a recommendation (i) as to whether the General Offer is or is not fair and reasonable; and (ii) as to acceptance. CIMB-GK has advised the Independent Board Committee in that regard. Mr. Lee Ka Sze, Carmelo, being a partner of Woo Kwan Lee & Lo, Solicitors, legal adviser to the Company with respect to Hong Kong law in connection with the General Offer, is regarded not independent to advise the Independent Shareholders on the General Offer.

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders set out on page 24 of the Composite Offer Document and the letter from CIMB-GK to the Independent Board Committee set out on pages 25 to 45 of the Composite Offer Document.

ADDITIONAL INFORMATION

Your attention is also drawn to the "Letter from Goldbond Capital" set out on pages 11 to 23 of the Composite Offer Document as well as the additional information contained in Appendices I to IV to the Composite Offer Document and the accompanying Form of Acceptance.

Yours faithfully
For and on behalf of the Board
Cai Dongchen
Chairman

Goldbond Capital (Asia) Limited
3902B, 39th Floor
Tower 1, Lippo Centre
89 Queensway
Hong Kong

19 July 2007

To the Independent Shareholders

Dear Sir or Madam,

UNCONDITIONAL MANDATORY CASH OFFER BY GOLDBOND CAPITAL (ASIA) LIMITED ON BEHALF OF MASSIVE GIANT GROUP LIMITED TO ACQUIRE ALL THE ISSUED SHARES OF HK$0. 10 EACH IN THE SHARE CAPITAL OF CHINA PHARMACEUTICAL GROUP LIMITED (OTHER THAN THOSE SHARES ALREADY OWNED OR AGREED TO BE ACQUIRED BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

Terms and expressions used herein shall have the same meanings as defined in the document jointly issued by Legend Holdings, the Offeror and the Company in respect of the General Offer (the "Composite Offer Document") and the Joint Announcement, unless stated otherwise.

On 16 June 2007, Legend Holdings entered into the Agreement with SASAC, pursuant to which Legend Holdings conditionally agreed to acquire, and the SASAC conditionally agreed to dispose of, the entire interest of SPG at an aggregate consideration of RMB870 million (equivalent to approximately HK$896 million) representing a premium of approximately RMB31 million (equivalent to approximately HK$32 million) over the appraised net asset value of SPG of approximately RMB839 million (equivalent to approximately HK$864 million) as at 30 September 2006 as set out in the Valuation Report. As at the Latest Practicable Date, SPG, among its holding of other investments, directly and indirectly holds as to approximately 50.93% of the entire issued share capital of the Company and the Appraised Assets Value was approximately RMB1.25 billion (equivalent to approximately HK$1.29 billion) as at 30 September 2006.

Immediately before Completion, Legend Holdings and parties acting in concert with it did not own any Shares. Upon Completion, there was an effective change in control of the Company resulting in Legend Holdings becoming indirectly interested in 783,316,161 Shares, representing approximately 50.93% of the entire issued share capital of the Company. Therefore, under Rule 26.1 of the Takeovers Code, upon Completion, Legend Holdings is obliged to make an unconditional general offer for all the issued Shares other than those already beneficially owned or agreed to be acquired by Legend Holdings and parties acting in concert with it.

Pursuant to the abovementioned obligation under Rule 26 of the Takeovers Code, it is proposed that MGL, an associate of Legend Holdings, would make the unconditional general offer on behalf of Legend Holdings.

The General Offer will be made at HK$1.6715 per Share after taking into account (i) the Consideration; (ii) the Appraised Assets Value and the Premium Adjustment; and (iii) the 783,316,161 Shares owned by SPG as at the Latest Practicable Date. The Consideration would comprise entirely of cash. As completion took place on 26 June 2007, the General Offer is unconditional in all respects.

The Board of the Company confirmed that the Company has not had any prior transaction or relationship with Legend Holdings or parties acting in concert with it.

This letter sets out details of the Agreement, the terms of the General Offer, together with the information on the Offeror and the intention of the Offeror regarding the future of the Group. Further details of the terms of the General Offer regarding, inter alia, the procedures for acceptance and settlement and the acceptance period are set out in Appendix I to the Composite Offer Document and in the accompanying Form of Acceptance.

Independent Shareholders are strongly advised to consider carefully the information contained in the letter from the Board set out on pages 7 to 10 and the letter from CIMB-GK, the independent financial adviser to the Independent Board Committee in relation to the General Offer set out on pages 25 to 45 of the Composite Offer Document of which this letter forms a part.

THE AGREEMENT

On 16 June 2007, Legend Holdings entered into the Agreement with SASAC, pursuant to which Legend Holdings conditionally agreed to acquire, and SASAC conditionally agreed to dispose of, the entire interest of SPG. As at the Latest Practicable Date, the condition of the Agreement, which is to obtain approval from Shijiazhuang Municipal People's Government, was satisfied as the requisite approval has been obtained and the Transaction was completed on 26 June 2007 upon requisite confirmation, filing and/or registration of the Agreement with the relevant PRC authorities.

Date

16 June 2007

Parties

Vendor: SASAC

Purchaser: Legend Holdings

Assets to be acquired

The entire equity interest of SPG.

Purchase price and payment terms

An aggregate consideration of RMB870 million (equivalent to approximately HK$896 million) was paid in cash by Legend Holdings.

The Consideration was arrived at based on (i) the appraised net assets value of SPG as set out in the Valuation Report and (ii) after arm's length negotiations between Legend Holdings and SASAC.

Pursuant to the Agreement, a PRC auditor, as at the date of this letter, is in the process of carrying out the Audit. According to the best knowledge of the Offeror, the Audit is expected to be completed before end of July 2007. In the event that, based on the results of the Audit, the net asset value of SPG as at Completion Date exceeds RMB870 million (equivalent to approximately HK$896 million), such Excess Amount will be payable to SASAC by SPG within 30 days from completion of the Audit. No further payment is required if the net asset value of SPG as at Completion Date is less than the RMB870 million (equivalent to approximately HK$896 million).

Condition precedent of the Agreement and Completion

The Agreement was conditional upon approval from Shijiazhuang Municipal People's Government, which was received on 20 June 2007, and Completion was to take place upon the requisite confirmation, filing and/or registration of the Agreement with the relevant PRC authorities including relevant local administration for industry and commerce.

Completion took place on 26 June 2007.

Representations and warranties

Pursuant to the Agreement, a business plan of SPG is to be developed, which includes an intention of investing, within five years from the Completion Date, no less than RMB5 billion in the pharmaceutical industry of Shijiazhuang, PRC. This investment of RMB5 billion is not directly related to the Company.

Furthermore, Legend Holdings has given an undertaking to the Company to the effect that Legend Holdings shall refrain from entering into transactions of any kind with SASAC, its nominees or concert parties in relation to the proposed investment of RMB5 billion as referred to in the Agreement.

THE GENERAL OFFER

Principal terms of the General Offer

Goldbond Capital, on behalf of the Offeror, will make the General Offer to acquire the Offer Shares on the following basis:

For each Share .... HK$1.6715 in cash

As at the Latest Practicable Date, the Company has 1,538,124,661 Shares in issue and there are no outstanding warrants, options, derivatives or securities convertible into Shares as at the Latest Practicable Date. As at the Latest Practicable Date, save for the 783,316,161 Shares held through SPG which were acquired by Legend Holdings under the Agreement, Legend Holdings and parties acting in concert with it, did not own, or have control or direction over, any Shares, or did not enter into any derivatives in respect of the Shares or other securities of the Company. Save for the Agreement and the Concert Party Agreement, there is no arrangement (whether by way of option, indemnity or otherwise) in relation to the shares of the Offeror or the Shares which might be material to the General Offer. There is no agreement or arrangement to which the Offeror is a party which relates to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the General Offer.

As at the Latest Practicable Date, none of the shareholders of the Company, the Offeror or any parties acting in concert with them have made any irrevocable commitment to or not to accept the General Offer.

The General Offer is unconditional in all respects and, unless otherwise extended, will remain open for acceptance until 4:00 p.m. on 9 August 2007. Acceptances of the General Offer shall be irrevocable and, subject to the right of withdrawal set out in Appendix I to the Composite Offer Document, once given cannot be withdrawn.

The procedure for acceptance and further terms of the General Offer are set out in Appendix I to the Composite Offer Document.

Comparisons of value

The Offer Price of HK$1.6715 per Share is determined after taking into account (i) the Consideration; (ii) the Appraised Assets Value and the Premium Apportionment; and (iii) the 783,316,161 Shares owned by SPG as at the Latest Practicable Date. The Offer Price therefore reflects the appraised assets value of SPG's approximately 50.93% shareholding interest in the Company of approximately RMB1.25 billion (equivalent to approximately HK$1.29 billion) as per the Valuation Report and the proportionate apportionment of the difference between the Consideration and the appraised net assets value of SPG of approximately RMB839 million (equivalent to approximately HK$864 million) as set out in the Valuation Report. The Offer Price of HK$1.6715 per Share represents:

(a) a discount of approximately 46.94% to the closing price of HK$3.15 per Share as quoted on the Stock Exchange on 16 July 2007, being the Latest Practicable Date;

(b) a discount of approximately 8.66% to the closing price of HK$1.83 per Share as quoted on the Stock Exchange on 7 May 2007, being the last trading day prior to the commencement of the offer period;

(c) a discount of approximately 37.16% to the closing price of HK$2.66 per Share as quoted on the Stock Exchange on 15 June 2007, being the last trading day prior to the suspension of trading of the Shares on 18 June 2007;

(d) a discount of approximately 39.66% to the average closing price of HK$ 2.77 per Share over the 5 trading days (excluding the period between 11 June 2007 and 12 June 2007 during which trading of the Shares had been suspended) up to and including 15 June 2007;

(e) a discount of approximately 39.00% to the average closing price of HK$ 2.74 per Share over the 10 trading days (excluding the period between 11 June 2007 and 12 June 2007 during which trading of the Shares had been suspended) up to and including 15 June 2007;

(f) a discount of approximately 32.05% to the average closing price of approximately HK$ 2.46 per Share over the 30 trading days (excluding 8 May 2007 and the period between 11 June 2007 and 12 June 2007 during which trading of the Shares had been suspended) up to and including 15 June 2007; and

(g) a premium of approximately 1.32% over the audited consolidated net tangible asset value per Share of approximately HK$1.6498 as at 31st December 2006 (based on the audited consolidated net tangible assets of the Company of approximately HK$2,537,602,000 as stated in the last published annual report of the Company for the year ended 31 December 2006 and 1,538,124,661 Shares in issue as at 31st December 2006).

The closing price of the Shares quoted on the Stock Exchange on 7 May 2007, being the last business day immediately preceding the Announcement, was HK$1.83 per Share.

Dealings in the Shares and other securities by the Offeror during the Relevant Period

As at the Latest Practicable Date, save for the 783,316,161 Shares held through SPG which were acquired by Legend Holdings under the Agreement, neither the Offeror nor any parties acting in concert with it owned any Shares or any other securities, including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital of the Company. Neither the Offeror nor any parties acting in concert with it has dealt in any Shares or any other securities, including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital of the Company during the Relevant Period.

During the Relevant Period and as at the Latest Practicable Date, none of the directors of the Offeror nor the directors of Legend Holdings owned or have dealt in any Shares or any other securities, including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital of the Company.

Highest and lowest prices

During the Relevant Period, the highest and lowest closing prices of the Shares as quoted on the Stock Exchange were HK$3.11 on 25 May 2007 and HK$0.94 on 7 November 2006 respectively.

Total consideration

As at the Latest Practicable Date, there are 1,538,124,661 Shares in issue. At the Offer Price of HK$1.6715 per Share, the entire issued share capital of the Company would be valued at approximately HK$2,571 million. Based on 754,808,500 Shares subject to the General Offer, the General Offer would be valued at approximately HK$1,262 million.

The Offeror will finance the General Offer by way of the Loan Facility. Security provided by the Offeror includes:

(i) Charge over US$ time deposit in the amount equivalent to HK$550 million in the name of the Offeror and such charged deposit should be applied to repay the Loan Facility;

(ii) Legal charge over all Shares purchased through the General Offer from the proceeds of the Loan Facility only if the drawdown amount in aggregate is equivalent to or over HK$550 million; and

(iii) Equitable charge over all shares of the Offeror.

The Offeror does not intend that the payment of interests on, or security for any liability (contingent or otherwise) will depend to any significant extent on the business of the Company.

Based on the Loan Facility, Goldbond Capital, the financial adviser to the Offeror, is satisfied that sufficient financial resources are available to the Offeror to satisfy full acceptance of the General Offer.

Effects of accepting the General Offer

By accepting the General Offer, the relevant Shareholders will sell their Shares to the Offeror free from all liens, claims and encumbrances and with all rights attached to them as at the Latest Practicable Date, including the right to receive all dividends and distributions declared, paid or made, if any, on or after 28 June 2007, being the date of the Joint Announcement.

The General Offer Shares will be acquired free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including (without limitation) the right to receive dividends and distributions declared, made or paid, if any, on or after the 28 June 2007, being the date of the Joint Announcement.

Stamp duty

Seller's ad valorem stamp duty at the rate of HK$1.00 for every HK$1,000 (or part thereof) of the consideration arising on acceptance of the General Offer (or of the market value of the Shares as determined by the tax authority of Hong Kong) will be deducted from the consideration due to the accepting Shareholders. The Offeror will arrange for payment of the stamp duty by the accepting Shareholders in connection with the acceptance of the General Offer and the transfer of their respective Shares.

Payment

Payment in cash in respect of acceptances of the General Offer will be made within ten days of the date on which the relevant documents of title are received by the Registrar to render each such acceptance complete and valid.

Compulsory acquisition

The Offeror and parties acting in concert with it do not intend, but reserve the right, to exercise any right which may be available to it to acquire compulsorily any outstanding issued Shares not acquired under the General Offer after it has closed.

SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company (a) immediately before Completion; (b) upon Completion and (c) upon the completion of the General Offer will be as follows:

SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND AFTER COMPLETION OF THE TRANSACTION AND THE GENERAL OFFER

(a) Immediately before Completion


SASAC
100%
SPG
Directors
(Note 1)
public
shareholders
50.284%
100%
CCPCL
0.13%
48.944%
0.642%
non-listed
assets/business
the Company

(b) Upon Completion


Legend Holdings
100%
SPG
Directors
(Note 1)
public
shareholders
50.284%
100%
CCPCL
0.13%
48.944%
0.642%
non-listed
assets/business
the Company

Note 1: 2,000,000 Shares and 4,000 Shares, representing 0.13% and 0.00026% of the issued Shares of the Company, held by Mr. Cai Dongchen, chairman of the Company and Mr.Chak Kin Man, an executive Director respectively.

(c) Upon completion of the General Offer (assuming full acceptance of Offer Shares but provides that 25% of the issued Shares of the Company are held by the public)


Legend Holdings
100%
SPG
MGL
public shareholders
50.284%
100%
CCPCL
24.074%
25%
0.642%
non-listed assets/business
the Company

INFORMATION ON LEGEND HOLDINGS

Legend Holdings is an investment holding company established in 1984 in the PRC and with its subsidiaries primarily engaged in information technology, equity investment and real estate investment.

Legend Holdings is ultimately controlled and is owned as to 35% by the Employees' Shareholding Society of Legend Holdings Limited and 65% by the Chinese Academy of Sciences (whose interests in Legend Holdings are held through its wholly-owned subsidiary, Chinese Academy of Sciences Holdings Co., Ltd.). The directors of Chinese Academy of Sciences Holdings Co., Ltd. are Mr. Yang Bailing, Mr. Jiang Mianheng, Mr. Shi Erwei, Mr. Fang Xin, Mr. Yan Yixun, Mr. Deng Maicun and Mr. Liu Jianyao. The Employee's Shareholding Society of Legend Holdings Limited is not a corporate entity and accordingly, does not have any directors. The directors of Legend Holdings are Mr. Zeng Maochao, Mr. Liu Chuanzhi, Mr. Li Qin, Mr. Zhu Linan, Mr. Chen Guodong and Mr. Yang Bailing.

INFORMATION ON THE OFFEROR

MGL is a special purpose vehicle company incorporated in the BVI with limited liability, which is wholly-owned by H Fund. H Fund is an investment fund which is structured as a Cayman Islands exempted limited partnership controlled by its general partner, the H Fund GP, which is itself also a Cayman Islands exempted limited partnership and is controlled by its general partner, HCF3GPL, a company with limited liability and incorporated in the Cayman Islands. HCF3GPL is wholly-owned by Hony Capital Management III Limited, a company with limited liability and incorporated in the Cayman Islands, which is in turn owned as to 45% by Legend Holdings (through its wholly-owned subsidiary, Right Lane Limited) and 55% by Mr. John Huan Zhao. As at the Latest Practicable Date, MGL does not engage in any business undertakings. As advised by the legal adviser to the Offeror in respect of the Cayman Islands laws, control in this context is pursuant to the Cayman Islands Exempted Limited

Partnership ("ELP") law which provides that the general partner(s) of a Cayman Islands ELP has the exclusive right to manage the affairs of that ELP to the exclusion of the limited partners.

Besides general partnership interests, H Fund and H Fund GP have limited partners, which, under the relevant limited partnership agreements do no participate in the day to day management of H Fund and have no voting control relating to the management of the funds and merely passively receive economic returns on their investment commitments in the respective funds.

Legend Holdings maintains the single largest limited partnership interest in H Fund, with a holding of approximately 34.4% of the value of the fund. In addition to Legend Holdings, H Fund has 25 other investors with interests ranging from 0.15% to 17.09% of the value of H Fund. Pursuant to H Fund's limited partnership agreement, its general partner, H Fund GP, is responsible for the making of all fund investment decisions (on the recommendations of HCML, the manager of H Fund, which sources investments for H Fund but has no right to take investment decisions on behalf of H Fund or bind H Fund), subject to the unanimous approval of H Fund's five-member investment committee comprising Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. Henry Cornell, Ms. Stephanie Hui and Mr. John Huan Zhao.

The Board of the Company confirmed that the Company has not had any prior transaction or relationship with any of the abovementioned members of H Fund's investment committee.

LEGEND HOLDINGS AND THE OFFEROR

Legend Holdings and the Offeror have entered into the Concert Party Agreement pursuant to which Legend Holdings and the Offeror have agreed that they would consult each other on all major matters concerning the affairs of the Company with the aim of reaching a consensus, including any investment or disposal decisions regarding the Shares, as long as Legend Holdings and the Offeror hold any equity interests in the Company.

Legend Holdings and the Offeror have undertaken to each other under the Concert Party Agreement that they will not do any act or exercise any of their voting power (which may be available to them from time to time) over any of the Shares in contravention of their respective obligations under the Concert Party Agreement or in violation of any consensus reached in accordance with the Concert Party Agreement.

An arrangement by way of a separate side letter has also been put into place amongst the ultimate stakeholders of the Offeror/H Fund (and related entities) to effectively vest in Legend Holdings ultimate control in relation to all decisions exercisable by the Offeror/H Fund (and related entities) to the extent that they relate to:

(a) the making of the General Offer for the Shares of the Company by the Offeror;

(b) the Offeror's resultant equity stake in the Company and any disposal or investment decisions in relation thereof;

(c) the management of the Offeror's equity stake in the Company including the exercise of voting rights attached to such equity stake; and

(d) all other matters relating to the general management and affairs of the Company.

INTENTION OF THE OFFEROR REGARDING THE GROUP

The Offeror intends that the Company will continue its existing businesses in the manufacturing and sale of pharmaceutical products and will maintain its listing status on the Stock Exchange following the close of the General Offer. The Offeror has no intention to dispose of or re-deploy the assets of the Group other than in the ordinary course of its business, or to inject its assets into the Group as a result of the General Offer. Following Completion and the close of the General Offer, the Offeror will conduct a detailed review on the business operations and financial position of the Group for the purpose of formulating business plans and strategies for the future business development of the Group. The Offeror intends that, save for the change in the composition of the Board of the Company as stated below, there will not be any material changes in the management or employees of the Group as a result of the General Offer to ensure a smooth transition.

The Offeror is of the view that in the long term, the Group would benefit from a developing PRC economy which would drive the growth of the pharmaceutical market in the PRC as a result of increasing GDP, higher dispensable income and growing healthcare awareness.

PROPOSED CHANGE OF BOARD COMPOSITION OF THE COMPANY

It is the intention of the Offeror that there will be a change in the composition of the Board of the Company. The Offeror is in the process of identifying suitable personnel for the positions of executive Directors and independent non-executive Directors at appropriate times. Further announcement(s) will be made once the appointment of the new Directors (including but not limited to the three independent non-executive Directors), setting out details of the appointment of such Directors in accordance with Rule 13.51(2) of the Listing Rules, is confirmed.

All appointments and resignations of Directors would be made in full compliance with the requirements of the Takeovers Code and further announcement(s) will be made by the Company in accordance with the requirements of the Listing Rules.

MAINTAINING THE LISTING STATUS OF THE COMPANY

The Offeror has no intention to privatise the Company and intends to maintain the listing of the Shares on the Stock Exchange after the close of the General Offer.

The directors of the Offeror and the new directors to be appointed to the Board will undertake to the Stock Exchange, if upon closing of the General Offer, less than the minimum prescribed percentage applicable to the Company, being 25% of the issued Shares, are held by the public, to take appropriate steps within a reasonable period following the close of the General Offer, to ensure that, as soon as practicable following the close of the General Offer, not less than 25% of the issued Shares will be held by the public.

The Stock Exchange has stated that if, upon closing of the General Offer, less than the minimum prescribed percentage applicable to the Company, being 25% of the issued Shares, are held by the public or if the Stock Exchange believes that:

(a) a false market exists or may exist in the Shares; or

(b) there are insufficient Shares in public hands to maintain an orderly market;

it will consider exercising its discretion to suspend trading in the Shares.

TAXATION

You are recommended to consult your own professional advisers if you are in any doubt as to the taxation implications of accepting the General Offer. It is emphasised that none of the Offeror, the parties acting in concert with it and Goldbond Capital and any of their respective directors and any other parties involved in the General Offer accepts responsibility for any taxation effects on, or liabilities of, any persons as a result of their acceptance of the General Offer.

ACCEPTANCE AND SETTLEMENT

(a) Procedures for acceptance of the General Offer

To accept the General Offer, you should complete the accompanying Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms of the General Offer.

The completed Form of Acceptance should then be forwarded, together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Shares in respect of which you intend to accept the General Offer by post or by hand to the Registrar, Secretaries Limited, the share registrar of the Company situated at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong , Hong Kong marked "China Pharmaceutical Offer" on the envelope, as soon as practicable after receipt of this document and in any event so as to reach the Registrar by no later than 4:00 p.m. on Thursday, 9 August 2007 or such later time and/or date as the Offeror may determine and announce.

Further terms of the General Offer, including procedures for acceptance and the acceptance period, are set out in the Appendix I to the Composite Offer Document and the Form of Acceptance.

(b) Settlement of the General Offer

Provided that the relevant Form(s) of Acceptance, Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) are in complete and good order in all respects and received by the Registrar by no later than 4:00 p.m. on Thursday, 9 August 2007, a cheque for the amount representing the cash consideration (after deducting the relevant seller's ad valorem stamp duty payable by you) due to you in respect of the Shares tendered by you under the General Offer will be despatched to you by ordinary post at your own risk within 10 days of the date on which all the relevant documents which render such acceptance complete and valid are received by the Registrar.

GENERAL

To ensure equality of the treatment of all Shareholders, those registered Shareholders who hold Shares as nominee for more than one beneficial owner should, as far as practicable, treat the holding of each beneficial owner separately. In order for the beneficial owners of the Shares whose investments are registered in nominee names to accept the General Offer, it is essential that they provide instructions to their nominees of their intentions with regard to the General Offer.

All documents and remittances will be sent to the Independent Shareholders through ordinary post at their own risk. These documents and remittances will be sent to them at their respective addresses as they appear in the register of members or, in the case of joint Shareholders, to the Shareholder whose name appears first in the said register of members, unless otherwise specified in the relevant Forms of Acceptance completed and returned by the Independent Shareholders. None of the Company, the Offeror and the parties acting in concert with it, Goldbond Capital and the Registrar or any of their respective directors will be responsible for any loss or delay in transmission of such documents and remittances or any other liabilities that may arise as a result thereof.

Your attention is drawn to the Form(s) of Acceptance, the additional information set out in the appendices to the Composite Offer Document.

Yours faithfully,
For and on behalf of
Goldbond Capital (Asia) Limited
Stacey Wong
Head of Corporate Finance

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

19 July 2007

To the Independent Shareholders

Dear Sir or Madam,

UNCONDITIONAL MANDATORY CASH OFFER BY GOLDBOND CAPITAL (ASIA) LIMITED OH BEHALF OF MASSIVE GIANT GROUP LIMITED TO ACQUIRE ALL THE ISSUED SHARES OF HK$0.10 EACH IN THE SHARE CAPITAL OF CHINA PHARMACEUTICAL GROUP LIMITED (OTHER THAN THOSE SHARES ALREADY OWNED OR AGREED TO BE ACQUIRED BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT)

We refer to the composite offer document dated 19 July 2007 (the "Document") jointly issued by the Offeror and the Company of which this letter forms part. Terms defined in the Document shall have the same meanings in this letter unless the context otherwise requires. We have been appointed as members of the Independent Board Committee to consider the General Offer and to advise you as to whether, in our opinion, the terms of the General Offer are fair and reasonable so far as your interests are concerned.

CIMB-GK has been appointed to advise us in respect of the General Offer. Details of its advice and the principal factors taken into consideration in arriving at its recommendation are set out in the letter from CIMB-GK on pages 25 to 45 of the Document. We also wish to draw your attention to: (i) the "Letter from the Board" set out on pages 7 to 10 of the Document; (ii) the "Letter from CIMB-GK" set out on pages 25 to 45 of the Document; and (iii) the additional information set out in the appendices to the Document.

Having taken into account the terms of the General Offer and the advice and recommendation of CIMB-GK, we consider that the terms of the General Offer are not fair and reasonable so far as the Independent Shareholders are concerned and accordingly, we recommend the Independent Shareholders not to accept the General Offer.

Yours faithfully,
Independent Board Committee
Huo Zhenxing Qi Moujia Guo Shichang Chan Siu Keung, Leonard
Independent non-executive Directors

The following is the text of a letter of advice from CIMB-GK, the independent financial adviser to the Independent Board Committee, which has been prepared for the purpose of incorporation into the Composite Offer Document, setting out its advice to the Independent Board Committee in connection with the General Offer.

CIMB

CIMB-GK Securities (HK) Limited

25th Floor, Central Tower
28 Queen's Road Central
Hong Kong

19 July 2007

To the Independent Board Committee and the Independent Shareholders of China Pharmaceutical Group Limited

Dear Sirs,

UNCONDITIONAL MANDATORY CASH OFFER BY GOLDBOND CAPITAL (ASIA) LIMITED ON BEHALF OF MASSIVE GIANT GROUP LIMITED TO ACQUIRE ALL THE ISSUED SHARES OF HK$0.10 EACH IN THE SHARE CAPITAL OF THE COMPANY (OTHER THAN THOSE SHARES ALREADY OWNED OR AGREED TO BE ACQUIRED BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

We refer to our appointment, as approved by the Independent Board Committee, as the independent financial adviser to the Independent Board Committee in relation to the General Offer, details of which are set out in the composite offer document of the Company dated 19 July 2007 (the "Composite Offer Document"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Composite Offer Document unless the context requires otherwise.

The Board currently comprises eight executive directors, one non-executive director and four independent non-executive directors. The Independent Board Committee comprising Messrs. Huo Zhenxing, Qi Moujia, Guo Shichang, and Chan Siu Keung, Leonard, all of whom have no direct or indirect interest in the General Offer, has been established to advise the Independent Shareholders on the terms of the General Offer.

In our capacity as the independent financial adviser to the Independent Board Committee , our role is to provide the Independent Board Committee with an independent opinion and recommendation as to whether the terms of the General Offer are fair and reasonable and whether the Independent Shareholders should accept the General Offer.

BASIS OF OUR OPINION

In formulating our recommendation, we have relied on the information and facts provided by the Directors and contained or referred to in the Composite Offer Document. The Directors have declared in a responsibility statement set out in Appendix IV to the Composite Offer Document that they jointly and severally accept full responsibility for the accuracy of the information (other than that relating to SPG after and including Completion, Legend Holdings, the Offeror and SASAC) contained in the Composite Offer Document. We have assumed that the information and representations provided to us by the Directors or contained or referred to in the Composite Offer Document were true and accurate at the time they were made and continue to be so up to the date of dispatch of the Composite Offer Document. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Composite Offer Document.

We consider that we have reviewed sufficient information to reach an informed view and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Group, the Offeror or any of their respective associates.

We have not considered the tax implications on the Independent Shareholders of their acceptances or non-acceptances of the General Offer since this is particular to their own individual circumstances. In particular, the Independent Shareholders who are resident outside Hong Kong or subject to overseas taxes or Hong Kong taxation on securities dealings should consider their own tax position with regard to the General Offer and, if in doubt, should consult their own professional advisers.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the terms of the General Offer, we have considered the following principal factors and reasons:

I. Background to and terms of the General Offer

On 16 June 2007, Legend Holdings entered into the Agreement with SASAC, pursuant to which Legend Holdings conditionally agreed to acquire, and the SASAC conditionally agreed to dispose of, the entire interest of SPG at an aggregate consideration of RMB870 million (equivalent to approximately HK$896 million). The Transaction was completed on 26 June 2007. Immediately before Completion, Legend Holdings and parties acting in concert with it, did not own any Shares.

Upon Completion, there was an effective change in control of the Company resulting in Legend Holdings becoming indirectly interested in 783,316,161 Shares, representing approximately 50.93% of the entire issued share capital of the Company. Therefore, under Note 8 of the Notes to Rule 26.1 of the Takeovers Code, Legend Holdings is obliged to make an unconditional general offer for all the issued Shares other than those already owned or agreed to be acquired by Legend Holdings and parties acting in concert with it.

Pursuant to the abovementioned obligation under Rule 26 of the Takeovers Code, Goldbond Capital will, on behalf of the Offeror, make the unconditional General Offer. The General Offer will be made at HK$1.6715 per Share after taking into account (i) the Consideration; (ii) the Appraised Assets Value and the Premium Apportionment; and (iii) the 783,316,161 Shares owned by SPG as at the Latest Practicable Date. The Consideration would comprise entirely of cash.

The board of directors of the Company confirmed that the Company has not had any prior transaction or relationship with Legend Holdings or parties acting in concert with it.

II. Information on the Offeror and Legend Holdings, their intention regarding the Group, proposed change of board composition and listing status of the Company

As stated in the "Letter from Goldbond Capital", the Offeror is wholly-owned by the H Fund. H Fund is an investment fund controlled by its general partner, the H Fund GP, which is in turn controlled by its general partner, HCF3GPL, a company with limited liability and incorporated in the Cayman Islands. HCF3GPL is wholly-owned by Hony Capital Management III Limited, a company with limited liability and incorporated in the Cayman Islands, which is in turn owned as to 45% by Legend Holdings (through its wholly-owned subsidiary, Right Lane Limited) and 55% by Mr. John Huan Zhao. Legend Holdings is an investment holding company established in 1984 in the PRC and with its subsidiaries primarily engaged in information technology, equity investment and real estate investment. As at the Latest Practicable Date, the Offeror does not engage in any business undertakings.

Legend Holdings maintains the single largest limited partnership interest in H Fund, with a holding of approximately 34.4% of the value of the fund. In addition to Legend Holdings, H Fund has 25 other investors with interests ranging from 0.15% to 17.09% of the value of H Fund. Pursuant to H Fund's limited partnership agreement, its general partner, H Fund GP, is responsible for the making of all fund investment decisions (on the recommendations of HCML, the manager of H Fund, which sources investments for H Fund but has no right to take investment decisions on behalf of H Fund or bind H Fund), subject to the unanimous approval of H Fund's five-member investment committee comprising Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. Henry Cornell, Ms. Stephanie Hui and Mr. John Huan Zhao.

An arrangement by way of a separate letter has also been put into place amongst the ultimate stakeholders of the Offeror/H Fund (and related entities) to effectively vest in Legend Holdings ultimate control in relation to all decisions exercisable by the Offeror/ H Fund (and related entities) to the extent that they relate to:

(a) the making of the General Offer for the Shares of the Company by the Offeror;

(b) the Offeror's resultant equity stake in the Company and any disposal or investment decisions in relation thereof;

(c) the management of the Offeror's equity stake in the Company including the exercise of voting rights attached to such equity stake; and

(d) all other matters relating to the general management and affairs of the Company.

According to the "Letter from Goldbond Capital" of the Composite Offer Document, the Offeror has no intention to dispose of or re-deploy the assets of the Group other than in the ordinary course of its business, or to inject its assets into the Group as a result of the General Offer. Following Completion and the close of the General Offer, the Offeror will conduct a detailed review on the business operations and financial position of the Group for the purpose of formulating business plans and strategies for the future business development of the Group. Save for the proposed change in the composition of the board of directors (including the independent non-executive directors) of the Company, the Offeror does not intend to effect any material changes in the management or employees of the Group as a result of the Offer to ensure a smooth transition.

While the Offeror has stated its intention to carry on the Group's current business, we have no information as to the Offeror's future development plan for the Group following completion of the General Offer and thus are unable to provide an opinion on the future prospects of and the impact of new management on the Group.

The Offeror has no intention to privatize the Company and intends to maintain the listing of the Shares on the Stock Exchange after the close of the General Offer. The Directors are aware of the requirement of Rule 8.08(1)(a) of the Listing Rules which provides that at least 25% of an issuer's total issued share capital must at all times be held by the public. The directors of the Offeror and the Directors will undertake to the Stock Exchange, if upon closing of the General Offer, less than the minimum prescribed percentage applicable to the Company, being 25% of the issued Shares, are held by the public, to take appropriate steps within a reasonable period following the close of the General Offer, to ensure that, as soon as practicable following the close of the General Offer, not less than 25% of the issued Shares will be held by the public.

III. Historical financial performance of the Group

The principal business of the Group is manufacture and sale of bulk pharmaceutical products including penicillin, cephalosporin, vitamin C and finished drugs. Sales of bulk penicillin, cephalosporin, vitamin C accounted for the majority of the Group's turnover. The following table sets out a summary of the financial results of the Group for each of the three years ended 31 December 2006 as extracted from the annual reports of the Group for the year ended 31 December 2006 (the "2006 Annual Report"), the year ended 31 December 2005 (the "2005 Annual Report") and the first quarterly reports of the Group for the three months ended 31 March 2007:

	Year ended 31 December 2004 (Audited) *HK'000*	Year ended 31 December 2005 (Audited) *HK'000*	Year ended 31 December 2006 (Audited) *HK'000*	For the three months ended 31 March 2006 (unaudited) *HK$'000*	For the three months ended 31 March 2007 (unaudited) *HK'000*
Turnover	2,450,649	3,192,065	3,538,754	912,936	1,028,621
Profit attributable to Shareholders	245,011	156,518	15,664	14,725	20,523

For the year ended 31 December 2005 ("FY2005"), the Group recorded a turnover of approximately HK$3,192 million representing an increase of 30.3% as compared with that of the year ended 31 December 2004 ("FY2004"). The profit attributable to Shareholders for FY2005 was approximately HK$157 million, representing a decrease of approximately 36.1% from that of FY2004. The decrease in profit attributable to Shareholders for FY2005 was mainly due to the decrease in the average price of vitamin C and narrowing of the profit margin of the vitamin C and penicillin major products as noted in the decrease in the net profit margin from approximately 10.0% in FY2004 to approximately 4.9% in FY2005.

For the year ended 31 December 2006 ("FY2006"), the Group recorded a turnover of approximately HK$3,539 million, representing an increase of approximately 10.9% as compared to FY2005. The increase in turnover was mainly attributable to the increase in the sales volume of the bulk penicillin products during the year. Despite the increase in turnover, the profit attributable to Shareholders for FY2006 recorded a decrease of approximately 90.0% from that of FY2005 to approximately HK$15.7 million. The decrease in profit attributable to Shareholders was principally due to the decrease in the average prices of vitamin C and cephalosporin products and the decline in profit margin of the finished drug business as noted in the further erosion of the net profit margin from approximately 4.9% in FY2005 to approximately 0.4% in FY2006. As at 31

December 2006, the audited consolidated net asset value of the Group amounted to approximately HK$2,641.6 million as compared to the unaudited net asset value of approximately HK$2,501.5 million as at 30 June 2006.

For the three months ended 31 March 2007, the Group recorded a higher turnover of approximately HK$1,028.6 million as compared to HK$912.9 million of the corresponding period in FY2006, with the net profit also increased to approximately HK$20.5 million as compared to HK$14.7 million for the corresponding period in FY2006. The net profit margin for the three months ended 31 March 2007 also improved to approximately 2.0% as compared to approximately 0.4% as noted for FY2006. As noted from the first quarterly report of the Company for the three months ended 31 March 2007, based on the noted recovery of the prices of the Group's products and the improvement in the profit margin in the first quarter of this year, the Directors believe the outlook of the Group in the second quarter of the year will be promising.

Given the improvement to the net profit margin shown in the Group's first quarterly report for the three months ended 31 March 2007, which was mainly attributable to the recovery of the prices of the Group's products, we have further discussed with the management of the Company as regards the industry outlook and noted that after the first quarter, the prices of the Group's products such as bulk penicillin and vitamin C have further increased. Given the above, we consider that the outlook of the Company is promising.

IV. Offer Price

The Offer Price of HK$1.6715 per Offer Share represents:

(a) a discount of approximately 8.66% to the closing price of HK$1.83 per Share as quoted on the Stock Exchange on 7 May 2007, being the last trading day prior to the commencement of the offer period;

(b) a discount of approximately 37.16% to the closing price of HK$2.66 per Share as quoted on the Stock Exchange on 15 June 2007, being the last trading day prior to the suspension of trading of the Shares on 18 June 2007;

(c) a discount of approximately 39.66% to the average closing price of HK$2.77 per Share over the 5 trading days (excluding the period between 11 June 2007 and 12 June 2007 during which trading of the Shares had been suspended) up to and including 15 June 2007;

(d) a discount of approximately 39.00% to the average closing price of HK$2.74 per Share over the 10 trading days (excluding the period between 11 June 2007 and 12 June 2007 during which trading of the Shares had been suspended) up to and including 15 June 2007;

(e) a discount of approximately 32.05% to the average closing price of approximately HK$2.46 per Share over the 30 trading days (excluding 8 May 2007 and the period between 11 June 2007 and 12 June 2007 during which trading of the Shares had been suspended) up to and including 15 June 2007;

(f) a discount of approximately 46.94% to the closing price of HK$3.15 per Share as at the Latest Practicable Date; and

(g) a premium of approximately 1.32% over the audited consolidated net tangible asset value ("NTA") per Share of approximately HK$1.6498 as at 31 December 2006 (based on the audited consolidated net tangible assets of the Company of approximately HK$2,537.6 million as at 31 December 2006 and 1,538,124,661 Shares in issue as at the same date).

We set out below our analysis on the Offer Price:

(i) Historical market price and liquidity of the Shares

The following chart shows the closing price and trading volume of the Shares as quoted on the Stock Exchange from 15 June 2006, being the trading day falling 12 months prior to 15 June 2007 (the "Last Trading Day") (the last trading day of the Shares immediately prior to the suspension of the Shares on 18 June 2007), to the Latest Practicable Date (both dates inclusive) (the "Review Period"):


Offer Price: HK$1.6715
3.5
3.0
2.5
2.0
1.5
1.0
0.5
Closing Price (HK$)
60,000,000
48,000,000
36,000,000
24,000,000
12,000,000
0
Trading Volume
15 June 2006
30 September 2006
30 December 2006
30 March 2007
16 July 2007

Source: Bloomberg

As shown in the above chart, during the period from 15 June 2006 to the Last Trading Day (both dates inclusive) (the "Pre-Announcement Period"), the highest and lowest closing prices of the Shares as quoted on the Stock Exchange were HK$3.11 per Share recorded on 25 May 2007, and HK$0.79 per Share recorded on 22 June 2006.

During the Pre-Announcement Period, the Shares traded below the Offer Price until April 2007. On 11 April 2007, despite the fact that the Company announced its annual results for the FY2006 which recorded a substantial decrease in net profit, the Share price increased from HK$1.44 on 11 April 2007 to HK$1.85 on 12 April 2007, representing an increase of approximately 25.0%. Then on 8 May 2007, the Company made the first announcement relating to the possible General Offer and the Share price further increased from HK$1.83 on 7 May 2007 (the last trading day prior to the date of the first announcement), which was above the Offer Price, to reach the highest of HK$3.11 per Share in late May 2007. As of the Latest Practicable Date, the Shares closed at HK$3.15 per Share.

The following table sets out the trading volume of the Shares during the Review Period:

	Total trading volume for the month/ period	Average daily trading volume for the month/period *(note 1)*	Percentage of average daily trading volume to total number of Shares in issue as at the Latest Practicable Date (%)	Percentage of average daily trading volume to total number of Shares held by public Shareholders as at the Latest Practicable Date (%) *(note 2)*
2006				
June	108,826,882	4,946,676	0.32	0.66
July	26,163,000	1,245,857	0.08	0.17
August	79,654,393	2,491,715	0.16	0.33
September	52,326,012	3,447,495	0.22	0.46
October	26,144,793	1,307,240	0.08	0.17
November	87,719,600	3,987,255	0.26	0.53
December	45,583,000	2,399,105	0.16	0.32
2007				
January	174,288,000	7,922,182	0.52	1.05
February	133,437,441	7,413,191	0.48	0.98
March	82,218,298	3,737,195	0.24	0.50
April	164,076,000	9,115,333	0.59	1.21
May	448,471,538	22,423,577	1.46	2.98
June	205,120,139	18,647,285	1.21	2.47
July (up to and including the Latest Practicable Date)	95,888,450	9,588,845	0.62	1.27

Source: Bloomberg

Notes:

1. Average daily trading volume is calculated by dividing the total trading volume for the month/period by the number of trading days during the month/period which exclude any trading day on which trading of the Shares on the Stock Exchange was suspended for the whole trading day.

2. Based on 752,819,734 Shares held by public Shareholders, representing approximately 48.944% of the issued share capital of the Company as at the Latest Practicable Date.

As illustrated in the table above, the average daily trading volume of the Shares in each month during the Pre-Announcement Period ranged from 1.25 million Shares to approximately 22.42 million Shares, representing approximately 0.08% and approximately 1.46% respectively of the total number of Shares in issue as at the Latest Practicable Date and approximately 0.17% and 2.98% respectively of the total number of Shares held by public Shareholders as at the Latest Practicable Date.

Since the release of the first announcement on 8 May 2007, the average daily trading volume of Shares increased from approximately 9.11 million in April 2007 to approximately 22.24 million in May 2007, granting support to the existing level of the Share price.

(ii) ***Comparison of the Offer Price with the comparables***

The Group is principally engaged in the manufacture and sale of pharmaceutical products. In assessing the fairness of the Offer Price, we have, to our best efforts, identified and reviewed all of the 18 comparable companies listed on the Stock Exchange whose principal business is engaged in similar business as those of the Group (the "Comparable Companies"). The following table sets out the comparison between the Offer Price with those of the Comparable Companies:

Stock Code	Name of Comparables	Principal business	Market Capitalisation (HK$ in million) *(Note 1)*	Price to earnings multiple based on 2005 results ("PER") (times) *(Note 2)*	Price to earnings multiple based on 2006 results ("PER") (times) *(Note 3)*	(Discount)/ premium of closing price to NTA per share (%) *(Note 3)*	Dividend yield (%) *(Note 3)*
3933	United Laboratories International Holdings Ltd.	manufacture and sale of antibiotics finished products and the bulk medicine and intermediate products used to produce them, cough syrup, anti-allergy medicine and capsule casings	5,712.0	36.6	25.1	337.7	0
2877	China Shineway Pharmaceutical Group Ltd.	development, manufacture and sale of Chinese pharmaceutical products in PRC	5,259.7	15.4	15.4	201.4	1.6

Stock Code	Name of Comparables	Principal business	Market Capitalisation (HK$ in million) *(Note 1)*	Price to earnings multiple based on 2005 results ("PER") (times) *(Note 2)*	Price to earnings multiple based on 2006 results ("PER") (times) *(Note 3)*	(Discount)/ premium of closing price to NTA per share (%) *(Note 3)*	Dividend yield (%) *(Note 3)*
858	Extrawell Pharmaceutical Holdings Ltd.	Marketing and distribution of pharmaceutical products, develop, manufacture and sale of pharmaceutical products, commercial exploitation of gene inventions; and research on genome and development & manufacture of gene chips	5,152.5	Loss making	1,125.0	Net deficit	0
1177	Sino Biopharmaceutical Holdings Ltd.	research and development, production and sale of biopharmaceutical products, modernised Chinese medicines and chemical medicines for medical treatment	3,848.7	2.4	27.2	108.4	2.9
587	Hua Han Bio-Pharmaceutical Holdings Ltd.	Research, development, manufacture and sale of chinese herbal pharmaceutical and naturally-sourced anti-tumor medicines and western pharmaceutical products	2,351.6	18.2	18.9	190.7	0.7
8329	Shenzhen Neptune Interlong Bio-technique Co., Ltd	R&D of modern biological technology, production and sale of cytokines category protein therapeutic drugs and biological products for disease prevention.	2,328.8	Loss making	Loss making	2,318.5	0
1889	Wuyi International Pharmaceutical Co., Ltd.	manufacture, market and sale branded prescription and over-the-counter western pharmaceuticals and modern Chinese medicine products, including Chinese medicine injectibles	1,881.6	12.7	13.1	984.8	0

Stock Code	Name of Comparables	Principal business	Market Capitalisation (HK$ in million) *(Note 1)*	Price to earnings multiple based on 2005 results ("PER") (times) *(Note 2)*	Price to earnings multiple based on 2006 results ("PER") (times) *(Note 3)*	(Discount)/ premium of closing price to NTA per share (%) *(Note 3)*	Dividend yield (%) *(Note 3)*
8058	Shandong Luoxin Pharmacy Stock Co., Ltd.	manufacture and sale of antibiotics, anti-viral medicines, and system specific medicines	1,414.3	28.5	23.0	555.6	0.9
2005	Ljfun International Pharmaceutical Holdings Ltd.	Research, development, manufacture and sale of pharmaceutical products	1,324.7	10.1	15.4	162.2	1.5
719	Shandong Xinhua Pharmaceutical Holdings	development, manufacture and sales of bulk pharmaceuticals, preparations and chemical products	1,285.0	909.4	55.0	(8.0)	0.7
2898	Long Far Pharmaceutical Holdings Ltd.	Marketing and distribution as well as the research and development of proprietary Chinese medicine under the Group's brandname of Long Far	960.0	2.0	Loss making	1,063.5	0
8120	China Medical and Bio Science Ltd.	Production, sales and distribution of veterinary drugs and animal vaccines	703.2	Loss making	Loss making	22,190.0	0
897	Wai Yuen Tong Medicine Holdings Ltd.	Production and sale of traditional Chinese and western pharmaceutical products	649.3	Loss making	Loss making	66.0	0
2327	Jiwa Bio-Pharm Holdings Ltd.	Research, development, manufacture & sale of pharmaceutical products, including new medicine and generic pharmaceutical products	300.0	10.25	15.4	46.8	1.7

Stock Code	Name of Comparables	Principal business	Market Capitalisation (HK$ in million) *(Note 1)*	Price to earnings multiple based on 2005 results ("PER") (times) *(Note 2)*	Price to earnings multiple based on 2006 results ("PER") (times) *(Note 3)*	(Discount)/ premium of closing price to NTA per share (%) *(Note 3)*	Dividend yield (%) *(Note 3)*
8225	Venturepharm Laboratories Ltd.	Research, development and commercialisation of drug products.	295.2	52.2	18.6	160.9	0
8049	Jilin Province Hinan Changlong Bio-pharmacy Co., Ltd.	Manufacture and distribution of biochemical medicines in the PRC under the brandnames of Changlong and Shendi.	201.7	24.4	65.4	13.9	3.5
8019	Everpride Biopharm Co., Ltd.	develop and sale of chinese medicine known as Plasmin Capsule for treatment of cardiovascular and cerebrovascular diseases	165.0	Loss making	9.4	Net deficit	0
8221	Lee's pharmaceutical Holdings Ltd.	Manufacture and sale of self-developed pharmaceutical products, trading of license-in pharmaceutical products	152.3	11.0	Loss making	911.3	0
Maximum:				**909.4**	**1,125.0**	**22,190.0**	**3.5**
Minimum:				**2.0**	**9.4**	**(8.0)**	**0**
Average:				**91.4**	**109.8**	**1,831.5**	
Average premium:						**2,093.7**	
Average discount:						**(8.0)**	
The General Offer:			*2,571.0* *(note 4)*	*16.4*	*163.9*	*1.3* *(note 5)*	*0*

Notes:

1. Calculated based on the closing price of the shares of the Comparable Companies as of the Latest Practicable Date.

2. Calculated based on the closing price of the shares of the Comparable Companies as of the Latest Practicable Date and their respective 2005 annual report.

3. Calculated based on the closing price of the shares of the Comparable Companies as of the Latest Practicable Date and their respective 2006 annual report.

4. Calculated based on the Offer Price and 1,538,124,661 Shares in issue as at the date of the Joint Announcement.

5. Calculated based on the Offer Price and the 2006 NTA per Share (as defined in the section headed "IV(ii)(b) NTA analysis" of this letter). In addition, based on the Offer Price and the Adjusted 2006 NTA per Share (as defined in the section headed "IV(ii)(b) NTA analysis" of this letter), the discount of the Offer Price to the Adjusted 2006 NTA per Share is approximately 4.4%.

(a) PER analysis

PER is regarded as the most common valuation method to value a company with recurrent income base. The PER for the PER Comparables Companies ranged from approximately 9.4 times to approximately 1,125.0 times, with an average PER of approximately 109.8 times.

Based on the Group's net profit attributable to the Shareholders of HK$15.7 million as reported in the 2006 Annual Report and the 1,538,124,661 Shares in issue as at 31 December 2006, the Group's basic earnings per share for the year ended 31 December 2006 were approximately HK$0.0102 ("FY2006 EPS"). The Offer Price represents a PER of approximately 163.9 times the FY2006 EPS. We note that the PER implied by the Offer Price of approximately 163.9 times FY2006 EPS is higher than the average PER of approximately 109.8 times but is lower than the maximum PER of approximately 1,125.0 times of the Comparable Companies as shown in the table above.

However, given that the Group experienced a substantial decrease in profit in FY2006 as compared to its profit level in recent years, we have, for illustration purposes, compared the Offer Price with the earnings per Share based on the results of FY2005 of the Company with those of the Comparable Companies in FY2005. Based on the Group's net profit attributable to the Shareholders of HK$156.5 million as reported in the 2005 Annual Report and the 1,538,124,661 Shares in issue as at 31 December 2005, the Group's basic earnings per share for the year ended 31 December 2005 were approximately HK$0.1018 ("FY2005 EPS"). The Offer Price represents a PER of approximately 16.4 times based on FY2005 EPS, which is lower than the average PER of approximately 91.4 times of those of the Comparable Companies in 2005.

(b) NTA analysis

As an additional reference, we have also reviewed the reference between the Offer Price and the NTA per Share. The consolidated audited NTA of the Company as at 31 December 2006 was approximately HK$2,537.6 million, was equivalent to approximately HK$1.6498 per Share ("2006 NTA per Share") based on the 1,538,124,661 Shares in issue as at 31 December 2006. As disclosed in Appendix III to the Composite Offer Document, the property interests held and occupied by the Group in the PRC as at 31 May 2007 amounted to approximately RMB322.86 million (HK$332.55 million) (the "Property Valuation"). We note that Sallmanns has not assigned values to certain property interests held by the Group if the necessary title and building ownership certificates have not been obtained, which we also consider it appropriate as the Group does not legally own those properties. We have been advised by the Directors that after taking into account the Property Valuation, the adjusted consolidated NTA of the Group as at 31 December 2006 would have amounted to approximately HK$2,689.5 million, representing approximately HK$1.7486 per Share (the "Adjusted 2006 NTA per Share") based on the 1,538,124,661 Shares in issue as at 31 December 2006.

As set out in the table above, based on the closing price per share of the Comparable Companies on the Last Trading Day, the Comparable Companies traded at a level ranging from a discount of approximately 8.0% to a premium of approximately 22,190.0% over their respective consolidated NTA per share (based on their latest published financial reports). The Offer Price represents a premium of approximately 1.3% over the 2006 NTA per Share and a discount of approximately 4.4% to the Adjusted 2006 NTA per Share which is within the range of those of the Comparable Companies, but is lower than the average premium of 2093.7% and the average discount of 8.0% of those of the Comparable Companies.

(c) Dividend yield analysis

No dividend was declared by the Company in the last two years ended 31 December 2006.

(iii) Comparable cash offer transactions

For additional reference, we have also, to the best of our knowledge and based on the information available from the Stock Exchange's Website, reviewed and compared the Offer Price with offer prices of all cash offers (including takeovers and privatizations) announced by companies listed on the main board of the Stock Exchange (the "Cash Offer Comparables") during the period commencing from 1 January 2007 to the Latest Practicable Date. The following table sets out the comparison between the Company and the Cash Offer Comparables:

Stock Code	Name of Cash Offer Comparables	Principal business	Date of announcement	(Discount)/ premium of offer price to last closing price prior to announcement of the offer (%)	Market capitali-sation (HK$' million) (Note 1)	PER (times) (Note 2)	(Discount)/ premium of offer price to NTA per share (%) (Note 3)	Dividend yield (%) (Note 4)
439	Climax International Company Ltd. ("Climax")	Manufacturing and trading of OEM paper products and house brand and agency products.	9 January 2007	(23.1)	43.8	N/A (Note 5)	(72.2)	0.0
22	Mexan Ltd. ("Mexan")	Property investment and rental, hotel operation, investment holding and toll operation.	16 February 2007	(4.0)	648.9	N/A (Note 5)	(42.0) (Note 6)	N/A (Note 7)
65	Pacific Century Insurance Holdings Ltd.	Provision of extensive range of whole life, endowment and unit-linked insurance products to individuals, and a range of other related insurance products in Hong Kong.	1 March 2007	58.2	4,211.6	20.6	142.7	0.4
8282	TOM Online Inc.	Provide value-added multimedia products and wireless services in China	9 March 2007	33.3	4,856.0	29.1	149.7	0.0
30	ABC Communications (Holdings) Ltd.	Provision of financial quotation, security trading system licensing and sales of related products, wireless applications, and corporate activities and investment holdings.	16 April 2007	19.6	226.4	20.7	(6.8)	10.3

Stock Code	Name of Cash Offer Comparables	Principal business	Date of announcement	(Discount)/ premium of offer price to last closing price prior to announcement of the offer (%)	Market capitali-sation (HK$' million) (Note 1)	PER (times) (Note 2)	(Discount)/ premium of offer price to NTA per share (%) (Note 3)	Dividend yield (%) (Note 4)
649	Shimao International Holdings Ltd. ("Shimao")	Property development, rental and investment, and hotel operation.	19 April 2007	50.0	579.3	N/A (Note 5)	38.2	0.0
665	Taifook Securities Group Ltd.	Broking and trading in securities, futures & bullion contracts and FX, provision of margin and other financing, corporate advisory, placing and underwriting, nominee and custodian, fund management and financial planning services.	26 April 2007	13.6	1,269.2	8.2	24.0	5.8
1229	Artfield Group Ltd.	Manufacturing and marketing of clocks and lighting products, the trading of metals and the provision of electroplating services.	9 May 2007	(62.6)	447.6 (Note 5)	N/A	(4.4)	0.0
566	RBI Holdings Ltd.	Manufacture, design and sale of children's toys.	14 May 2007	13.9	403.8	15.3	(8.6)	3.6
669	Techtronic Industries Co. Ltd.	Manufacture & trading of rechargeable power tools, floor care equipment, solar powered & electronic products, personal & health care products, kitchenware products.	14 May 2007	(67.3)	15,952.2	4.9	(24.7)	5.3
145	The Hong Kong Building and Loan Agency Ltd.	Investment holding, provision of mortgage finance and other related services and treasury investments.	16 May 2007	(35.9)	517.5	29.5	43.2	0.0

Stock Code	Name of Cash Offer Comparables	Principal business	Date of announcement	(Discount)/ premium of offer price to last closing price prior to announcement of the offer (%)	Market capitali-sation (HK$' million) (Note 1)	PER (times) (Note 2)	(Discount)/ premium of offer price to NTA per share (%) (Note 3)	Dividend yield (%) (Note 4)
851	MAE Holdings Ltd. ("MAE")	Manufacturing and sale of electrical adapters, toroidal transformers, EI transformers and related accessories, plastic moulds and electrical products.	16 May 2007	(76.0)	68.9	N/A (Note 5)	N/A (Note 8)	0.0
8122	CASH Financial Services Group Ltd.	Provision of online and traditional brokerage of securities, options, futures and leveraged foreign exchange contracts, mutual funds and insurance-linked investment products, margin financing, corporate finance, and online game services.	18 May 2007	(1.3)	532.1	13.1	8.6	13.2
380	World Trade Bun Kee Ltd.	Importing and selling of a comprehensive range of pipes, fittings and other related accessories of different materials, applications and brandnames in Hong Kong. Also engaged in warehouse business for a variety of products.	11 June 2007	(41.3)	2,418.5	7.5	31.2	3.2
8192	Global Solution Engineering Ltd.	Provision of image design services, information technology consultancy services as well as content management solution services and on-line advertising solution services	3 July 2007	(48.1)	34.6	N/A (note 5)	4,000.0	0.0
Maximum:				58.2		29.5	4,000.0	13.2
Minimum:				(76.0)		4.9	(72.2)	0.0
Average:				(11.4)		16.5	305.6	
Average premium:				31.4			554.7	
Average discount:				(40.0)			(26.4)	
The General Offer:			*7 May 2007*	*(8.7)*	*2,571.0*	*163.9*	*1.3 (note 9)*	*0*

Source: Bloomberg, the Stock Exchange's website, the announcements, offer/response documents and the latest published financial reports of the Cash Offer Comparables prior to the release of their subscription announcements.

Notes:

1. Market capitalisation as quoted on Bloomberg as at the last trading day prior to the release of the respective announcement.

2. Calculated based on the offer price divided by the latest audited earnings per share set out in the respective offer/response document or annual report.

3. Calculated based on the offer price divided by the latest published net asset value per share set out in the respective announcement or offer/response document.

4. Calculated based on the dividend per share set out in the respective offer/response document or annual report and the offer price of the respective comparable transactions.

5. Incurred loss in the latest financial year.

6. Calculated based on the offer price of approximately HK$0.1067 divided by the unaudited pro forma consolidated net assets per share of Mexan of approximately HK$0.1839, being the net asset value per share of Mexan and its subsidiaries (the "Mexan Group") subsequent to the completion of the proposed Mexan Group's reorganisation announced on 16 February 2007.

7. The dividend yield of Mexan is excluded as the Mexan Group did not maintain a standard dividend payout in the last two financial years, saved for the distribution in specie of the shares of Inventive Limited pursuant to the proposed Mexan Group's reorganisation and the proposed special dividend announced on 16 February 2007.

8. MAE had a deficiency in net assets per MAE's share of approximately HK$0.36 as at 31 October 2006 based upon MAE's unaudited consolidated deficiency in net assets of approximately HK$20,400,000 (as stated in MAE's interim report for the six months ended 31 October 2006) and 56,781,103 MAE's shares in issue as at 31 October 2006.

9. Calculated based on the Offer Price and the 2006 NTA per Share (as defined in the section headed "IV(ii)(b) NTA analysis" of this letter). In addition, based on the Offer Price and the Adjusted 2006 NTA per Share (as defined in the section headed "IV(ii)(b) NTA analysis" of this letter), the discount of the Offer Price to the Adjusted 2006 NTA per Share is approximately 4.4%.

(a) Reference of the offer price to the last closing price of shares prior to announcement of offer

As noted from the table above, the offer prices of the Comparable Companies represent an average premium of approximately 31.4% and an average discount of approximately 40.0% to their respective last closing price of shares prior to the announcement of the offer. The Offer Price represents a discount of approximately 8.7% to the closing price of HK$1.83 per Share as at the last trading day prior to the commencement of the offer period on 7 May 2007 and approximately 37.2% to the closing price on the Last Trading Day, which are both slightly lower than the average discount of approximately 40.0% of those of the Comparable Companies.

(b) PER analysis

The average historical PER as implied by the offer price of the Cash Offer Comparables was approximately 16.5 times as compared to that of approximately 163.9 times as implied by the Offer Price. Nonetheless, we consider that as the Company and each of the Cash Offer Comparables are engaged in different industries with different growth pattern and prospects, it is not meaningful and is inappropriate to compare the PER implied by the Offer Price with those of the Cash Offer Comparables. Such information sets out in the table above is solely for reference purposes.

(c) *NTA analysis*

The reference of the offer prices of the Cash Offer Comparables to their respective consolidated NTA per share falls within a range of a discount of approximately 72.2% to a premium of approximately 4,000%, with an average premium of approximately 554.7% and an average discount of approximately 26.4% (based on the Cash Offer Comparables' respective latest published financial reports). The Offer Price represents a premium of approximately 1.3% over the 2006 NTA per Share and a discount of approximately 4.4% to the Adjusted 2006 NTA per Share, which is below such average premium and average discount of those of the Cash Offer Comparables. However, as the offer price offered by an investor for the shares of a particular company is affected by, among other factors, the industry, business or operational performance and future prospects of that particular company, the above comparison with the Cash Offer Comparables is solely for reference purposes.

V. Other Factor

As disclosed in the section headed "6. Material Litigation" in Appendix IV to the Composite Offer Document, we note that the Company and one of its subsidiaries are named as, among others, defendants in a number of antitrust complaints filed in the United States. The plaintiffs seek treble unspecified damages and other relief. On 5 June 2007, the court heard the defendants' motions to dismiss the case based on the legal principles of act of state, foreign sovereign compulsion and international comity. We further note that according to the latest timetable fixed by the court, and among other things, fact discovery is scheduled to be concluded by 29 February 2008, expert discovery is scheduled to be concluded by 19 September 2008 and a pre-trial hearing will be held on 11 November 2008. We understand that the Directors and management of the Company intend to contest the claims set out in the antitrust complaints vigorously. Given the aforesaid court's timetable, we have been advised by the Directors that the outcome of the antitrust complaints cannot be estimated with certainty at this stage. Having considered the latest development and the court's timetable relating to this lawsuit (a majority of which will take place in 2008 and beyond) and the Directors' representation, we are not in a position to assess the possible financial impact this lawsuit will have on the Group. However, we consider that since details of this litigation has been reported by the Company since February 2005 and updated progress was also contained in the FY2006 annual report of the Company, which are all made known to the public, the performance of the Share price should have reflected the market views towards the implications of this lawsuit to the Group.

RECOMMENDATION

Having considered the above principal factors and reasons, in particular:

- the 1.3% premium of the Offer Price over the 2006 NTA per Share is lower than (i) the average premium of approximately 2093.7% of those of the Comparable Companies; and (ii) the average premium of approximately 554.7% of those of the Cash Offer Comparables;

- the historical PER (based on the results of FY2006) of approximately 163.9 times implied by the Offer Price is higher than the average historical PER of approximately 109.8 times of those of the Comparable Companies in 2006; however, such high PER implied under the Offer Price was due to the substantially low profit of the Group recorded in FY2006; whilst the historical PER (based on the results of FY2005) implied by the Offer Price of approximately 16.4 times is lower than the average historical PER of approximately 91.4 times of those of the Comparable Companies in 2005;

- the positive industry outlook relating to the expected stable prices of the bulk penicillin and vitamin C in 2007, which is in favour of the Group's business performance;

- the Offer Price represents a discount of approximately (i) 8.66% to the closing price of HK$1.83 per Share as at the last trading day prior to the commencement of the offer period; (ii) 37.16% to the closing price of HK$2.66 per Share on the Last Trading Day and (iii) 46.94% to the price of the Shares of HK$3.15 as at the Latest Practicable Date and

- given the court's timetable on the antitrust lawsuits (a majority of those court's events will take place in 2008 and beyond); the Directors' belief that the outcome of the antitrust complaints cannot be estimated with certainty at this stage; the fact that the antitrust lawsuit was made known to the public since early February 2005, the market price of the Shares should have reflected the market views towards the implications of the antitrust lawsuit on the Group,

we consider that the Offer Price is not fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders not to accept the Offer.

Shareholders who wish to realize all or part of their investment in the Shares should monitor the Share price performance during the Offer Period, particularly, if the Share price falls below the Offer Price, those Shareholders may wish to accept the Offer. Those Shareholders who are attracted by the future prospects of the Group may consider retaining some or all of their Shares.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited

Alex Lau	**Flavia Hung**
Executive Vice President	*Senior Vice President*

1. FURTHER PROCEDURES FOR ACCEPTANCE

The General Offer

(a) If the share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Shares is/are in your name(s), and you wish to accept the General Offer, you must send the accompanying Form of Acceptance duly completed together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar.

(b) If the share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Shares is/are in the name of a nominee company or a name other than your own, and you wish to accept the General Offer in respect of your Shares, you must either:

(i) lodge your share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company, or other nominee, with instructions authorizing it to accept the General Offer on your behalf and requesting it to deliver the Form of Acceptance duly completed together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(ii) arrange for the Shares to be registered in your name by the Company through the Registrar, and send the Form of Acceptance duly completed together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnify or indemnities required in respect thereof) to the Registrar; or

(iii) if your Shares have been lodged with your licensed securities dealer/custodian bank through CCASS, instruct your licensed securities dealer (or other registered dealer in securities)/custodian bank to authorise HKSCC Nominees Limited to accept the General Offer on your behalf on or before the deadline set out by HKSCC Nominees Limited. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your licensed securities dealer (or other registered dealer in securities)/custodian bank for the timing on the processing of your instruction, and submit your instruction to your licensed securities dealer/custodian bank as required by them; or

(iv) if your Shares have been lodged with your Investor Participant Account with CCASS, authorise your instruction via the CCASS Phone System or CCASS Internet System on or before the deadline set out by HKSCC Nominees Limited (i.e. 9 August 2007).

(c) If the certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Shares is/are not readily available and/or is/are lost and you wish to accept the General Offer in respect of your Shares, the Form of Acceptance should nevertheless be completed and delivered to the Registrar together with a letter stating that you have lost one or more of your share certificate(s) and/or transfer receipts and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) or that it/they is/are not readily available. If you find such document(s) or if it/they become(s) available, the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) should be forwarded to the Registrar as soon as possible thereafter. If you have lost your share certificate(s), you should also write to the Registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

(d) If you have lodged transfer(s) of any of your Shares for registration in your name and have not yet received your share certificate(s), and you wish to accept the General Offer in respect of your Shares, you should nevertheless complete the Form of Acceptance and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to Goldbond Capital and/or the Offeror or their respective agent(s) to collect from the Company or the Registrar on your behalf the relevant share certificate(s) when issued and to deliver such certificate(s) to the Registrar as if it was/they were delivered to the Registrar with the Form of Acceptance.

(e) Acceptance of the General Offer will be treated as valid only if the completed Form of Acceptance is received by the Registrar by not later than 4:00 p.m. on Thursday, 9 August 2007 or such later time and/or date as the Offeror may determine in compliance with the requirements of the Takeovers Code and announce, and is:

(i) accompanied by the relevant share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) and, if those Share certificate(s) is/are not in your name, such other documents in order to establish your right to become the registered holder of the relevant Shares; or

(ii) from a registered shareholder of Shares or his personal representative (but only up to the amount of the registered holding and only to the extent that the acceptance relates to Shares which are not taken into account under another sub-paragraph of this paragraph (e)); or

(iii) certified by the Registrar or the Stock Exchange.

If the Form of Acceptance is executed by a person other than the registered holder of Shares, appropriate documentary evidence of authority to the satisfaction of the Registrar must be produced.

(f) No acknowledgement of receipt of any Form(s) of Acceptance, share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

(g) The address of the Registrar is at Secretaries Limited, the share registrar of the Company situated at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

2. ACCEPTANCE PERIOD AND REVISIONS

The General Offer will remain open for acceptance until 4:00 p.m. on Thursday, 9 August 2007, unless extended or revised in accordance with the Takeovers Code. The Offeror reserves the right to revise or extend the General Offer in accordance with the Takeovers Code.

The General Offer may be revised at any time up to the Closing Date. If the General Offer is revised, such revised General Offer will remain open for acceptance for a period of at least 14 days from the date of posting of the written notification of the revision to the Shareholders. In any case where the General Offer is revised, and the consideration offered under the revised General Offer does not represent on such date a reduction in the value of the General Offer in their original or any previously revised form(s), the benefit of such revised General Offer will be made available as set out herein to acceptors of the General Offer in their original or any previously revised form(s) (hereinafter called "previous acceptor(s)"). The execution by, or on behalf of, a previous acceptor of any Form(s) of Acceptance shall be deemed to constitute acceptance of the General Offer as so revised unless such person becomes entitled to withdraw his or her acceptance under the section of this Appendix headed "Right of withdrawal" and duly does so.

If the General Offer is extended or revised, the announcement of such extension or revision will state the next closing date or that the General Offer will remain open until further notice. In the latter case, at least 14 days' notice in writing will be given before the General Offer is closed to those Independent Shareholders who have not accepted the General Offer and an announcement will be published.

If the Closing Date of the General Offer is extended, any reference in this document and in the Form(s) of Acceptance to the Closing Date shall, except where the context otherwise requires, be deemed to refer to the Closing Date of the General Offer so extended.

3. ANNOUNCEMENTS

(a) By 6:00 p.m. (or such later time and/or date as the Executive agrees) on Thursday, 9 August 2007 and, if extended, on each subsequent Closing Date (if any), the Offeror will inform the Executive and the Stock Exchange of its intention in relation to the revision, extension or expiry of the General Offer. The Offeror will publish an announcement on the Stock Exchange's website by 7:00 p.m. on each Closing Date stating whether the General Offer has been revised, extended or has expired. Such announcement will be republished in accordance with the requirements set out below on the next Business Day.

The announcement must state the following:

(i) the total number of all issued Shares and rights over shares for which acceptances of the General Offer have been received;

(ii) the total number of Shares and rights over shares held, controlled or directed by the Offeror or parties acting in concert with it before the General Offer period; and

(iii) the total number of Shares and rights over shares acquired or agreed to be acquired by the Offeror or parties acting in concert with it during the General Offer period between the date of the Announcement and 4:00 p.m. on the Closing Date or, if the General Offer is extended as permitted by the Executive in accordance with the Takeovers Code, the date on which the General Offer finally closes for acceptance.

The announcement must also specify the percentages of the relevant classes of share capital of the Company and the percentages of voting rights of the Company represented by these numbers.

(b) As required under the Takeovers Code and the Listing Rules, any announcement in relation to the General Offer, in respect of which the Executive and the Stock Exchange have confirmed that they have no further comments thereon, will be published on the website of the Hong Kong Exchange and Clearing Limited (www.hkex.com.hk) and the website of the Company (www.irasia.com/listco/hk/cpg/index.htm) and a notification announcement will be published in at least one leading English language newspaper and one leading Chinese newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong. An announcement on the results of the General Offer will be published on the website of the Hong Kong Exchange and Clearing Limited and the website of the Company and a notification announcement of the same will be published on the newspapers on Friday, 10 August 2007.

4. RIGHT OF WITHDRAWAL

Acceptances of the General Offer tendered by the Independent Shareholders shall be irrevocable and cannot be withdrawn, except in the circumstances set out in Rule 19.2 of the Takeovers Code (which is to the effect that if the Offeror is unable to comply with any of the requirements for making announcements under Rule 19 of the Takeovers Code relating to the General Offer), the Executive may require that Shareholders who tendered acceptances of the General Offer be granted a right of withdrawal, on terms acceptable to the Executive until such requirements are met. A further announcement will be made by the Offeror if any such right of withdrawal (as described in this paragraph) is available to the Independent Shareholders.

5. GENERAL

(a) All communications, notices, Form(s) of Acceptance, share certificates, transfer receipts, other documents of title (and/or any satisfactory indemnity or indemnities required in respect thereof) and remittances to be delivered by or sent to or from the Independent Shareholders will be delivered by or sent to or from them, or their designated agents, at their own risk, and neither the Company, the Offeror, Goldbond Capital, and any of their respective agents nor the Registrar accepts any liability for any loss in postage or any other liabilities that may arise as a result.

(b) The provisions set out in the accompanying Form(s) of Acceptance form part of the terms of the General Offer.

(c) The accidental omission to despatch this document and/or the Form(s) of Acceptance or any of them to any person to whom the General Offer is made will not invalidate the General Offer in any way. The deliberate omission, if any, to despatch this document and/or the Form(s) of Acceptance to any overseas Shareholders will not invalidate the General Offer in anyway.

(d) The General Offer and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(e) Due execution of the Form(s) of Acceptance will constitute an authority to any director of the Offeror, Goldbond Capital or such person or persons as any of them may direct to complete and execute any document on behalf of the person accepting the General Offer and to do any other act that may be necessary or expedient for the purposes of vesting in the Offeror or such person or persons as it may direct the Shares, in respect of which such person has accepted the General Offer.

(f) Acceptance of the General Offer by any person or persons will be deemed to constitute a warranty by such person or persons to the Offeror that the Shares acquired under the General Offer is sold by any such person or persons free from all liens, claims and encumbrances and together with all rights attaching thereto including the right to receive all future dividends or other distributions, if any, declared, paid or made on the Shares on or after the date of the Joint Announcement, and that if the accepting Shareholder resides outside of Hong Kong, he, she or it has observed the laws of all relevant territories, obtained any requisite governmental, exchange control or other consents, complied with all requisite formalities or legal requirements and paid any issue, transfer or other taxes or other required payments due from him, her or it in connection with such acceptance in any territory, that he, she or it has not taken or omitted to take any action which will or may result in the Company, the Offeror and parties acting in concert with it, or Goldbond Capital or any other person acting in breach of the legal or regulatory requirements of any territory in connection with the General Offer or his, her is acceptance thereof, and is permitted under all applicable laws to receive and accept the General Offer, and any revision thereof, and that such acceptance is valid and binding in accordance with all applicable laws.

(g) The settlement of the consideration to which any Shareholder is entitled under the General Offer will be implemented in full in accordance with the terms of the General Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against such Shareholder.

(h) Seller's ad valorem stamp duty at the rate of HK$1.00 for every HK$1,000 or part thereof of the greater of (i) the consideration payable; and (ii) the market value of the Shares (rounded up to the nearest HK$1) arising in connection with acceptance of the General Offer, is payable by accepting Independent Shareholders and will be deducted from the consideration payable to the Independent Shareholders accepting the General Offer and will be settled by the Offeror on behalf of such accepting Independent Shareholders.

(i) The Offeror does not intend, but reserve the right, to exercise any right which may be available to it to acquire compulsorily any Shares not acquired under the General Offer after the General Offer has closed but reserves the right to do so.

(j) References to the General Offer in this document and in the Form(s) of Acceptance shall include any extension and/or revision thereof.

(k) The making of the General Offer to persons with a registered address in jurisdictions outside Hong Kong may be affected by the laws of the relevant jurisdictions. Shareholders who are citizens or residents or nationals of jurisdictions outside Hong Kong should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such persons who wish to accept the General Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes due in respect of such jurisdiction.

(l) The English text of this document and the Form(s) of Acceptance shall prevail over their respective Chinese texts for the purpose of interpretation.

1. SUMMARY OF FINANCIAL INFORMATION FOR EACH OF THE THREE YEARS ENDED 31 DECEMBER 2006

There was no qualification in the auditor's reports issued by Deloitte Touche Tohmatsu for each of the three years ended 31 December 2006 as set out in the annual reports of the Company for the respective years.

The following is certain audited financial information of the Group for each of the three years ended 31 December 2004, 2005 and 2006 as extracted from the 2005 and 2006 annual report of the Company and published unaudited financial information of the Group for the three months ended 31 March 2007.

Results

	Three months ended 31 March 2007 HK$'000 (unaudited)	Year ended 31 December 2006 HK$'000	2005 HK$'000	2004 HK$'000 (restated) (Note)
Turnover	1,028,621	3,538,754	3,192,065	2,450,649
Profit before tax	22,650	1,600	148,992	248,577
Income tax	(2,121)	13,763	7,301	(3,185)
Profit after tax	20,529	15,363	156,293	245,392
Minority interests	(6)	301	225	(381)
Profit attributable to equity holders	20,523	15,664	156,518	245,011
Earnings per share — basic	HK1.33 cents	HK1.02 cents	HK10.18 cents	HK15.93 cents

During the three years ended 31 December 2006, there were no extraordinary or exceptional items nor any dividends.

Assets and Liabilities

	As at 31 December 2006 HK$'000	2005 HK$'000	2004 HK$'000 (restated) (Note)
Total assets	5,273,408	5,379,779	4,707,246
Total liabilities	(2,622,574)	(2,884,251)	(2,438,149)
	2,650,834	2,495,528	2,269,097
Minority interests	(9,193)	(10,696)	(10,058)
	2,641,641	2,484,832	2,259,039

Note:

The financial information for year ended 31 December 2004 was restated as a result of retrospective applications of new Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of the jointly controlled entity have been changed.

2. AUDITED FINANCIAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2006

The following is a summary of the audited consolidated accounts of the Company for the two years ended 31 December 2006 as extracted from the 2006 annual report of the Company.

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2006

	Notes	2006 *HK$'000*	2005 *HK$'000*
Revenue	*6*	3,538,754	3,192,065
Cost of sales		(2,925,429)	(2,498,501)
Gross profit		613,325	693,564
Other income		34,814	21,157
Distribution costs		(232,511)	(182,723)
Administrative expenses		(308,094)	(293,231)
Other expenses		(6,808)	(20,537)
Share of loss of a jointly controlled entity		(3,350)	(1,099)
Finance costs	*7*	(95,776)	(68,139)
Profit before tax		1,600	148,992
Income tax	*8*	13,763	7,301
Profit for the year	*9*	15,363	156,293
Attributable to:			
Equity holders of the Company		15,664	156,518
Minority interests		(301)	(225)
		15,363	156,293
Dividend	*12*	—	—
Earnings per share — basic	*13*	HK1.02 cents	HK10.18 cents

CONSOLIDATED BALANCE SHEET

At December 31, 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment	14	3,233,026	3,176,949
Prepaid lease payments	15	145,923	154,612
Intangible assets	16	48,275	61,233
Goodwill	17	55,764	55,764
Interest in a jointly controlled entity	19	21,646	24,086
Pledged bank deposits	20	1,312	2,428
		3,505,946	3,475,072
Current assets			
Inventories	21	682,935	756,053
Trade and other receivables	22	574,488	512,987
Bills receivable	22	98,501	118,281
Prepaid lease payments	15	4,361	4,474
Loan receivable	23	—	670
Tax recoverable		1,165	8,096
Trade receivables due from related companies	24	2,660	14,393
Amount due from a jointly controlled entity	24	13,155	17,047
Pledged bank deposits	20	2,792	—
Bank balances and cash	20	387,405	472,706
		1,767,462	1,904,707
Current liabilities			
Trade and other payables	25	754,147	974,756
Bills payable	25	223,118	403,876
Trade payables due to related companies	24	11,360	—
Amounts due to related companies	24	10,454	4,146
Trade payable due to a jointly controlled entity	24	—	3,107
Tax liabilities		15,002	7,328
Unsecured bank loans	26	752,000	344,804
		1,766,081	1,738,017
Net current assets		1,381	166,690
Total assets less current liabilities		3,507,327	3,641,762

	Notes	2006 HK$'000	2005 HK$'000
Non-current liabilities			
Loans from ultimate holding company	27	59,493	55,488
Loan from a fellow subsidiary	28	20,000	—
Unsecured bank loans	26	777,000	1,090,746
		856,493	1,146,234
		2,650,834	2,495,528
Capital and reserves			
Share capital	29	153,812	153,812
Reserves		2,487,829	2,331,020
Equity attributable to equity holders of the Company		2,641,641	2,484,832
Minority interests		9,193	10,696
		2,650,834	2,495,528

BALANCE SHEET

At December 31, 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment	14	674	1,115
Investments in subsidiaries	31	1,202,044	1,202,052
		1,202,718	1,203,167
Current assets			
Other receivables		4,808	6,592
Amounts due from subsidiaries	32	866,733	908,243
Bank balances and cash	20	3,429	24,393
		874,970	939,228
Current liabilities			
Other payables		13,174	13,654
Amount due to a subsidiary	32	—	304
Unsecured bank loans	26	242,000	96,000
		255,174	109,958
Net current assets		619,796	829,270
Total assets less current liabilities		1,822,514	2,032,437
Non-current liability			
Unsecured bank loans	26	412,000	574,000
		1,410,514	1,458,437
Capital and reserves			
Share capital	29	153,812	153,812
Reserves	33	1,256,702	1,304,625
		1,410,514	1,458,437

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2006

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Capital contribution HK$'000	Goodwill reserve HK$'000	Translation reserve HK$'000	Non-distributable reserves HK$'000 (Note 1)	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At January 1, 2005	153,812	1,116,727	1,362	(167,254)	2,692	276,334	876,213	2,259,886	10,058	2,269,944
Exchange differences arising on translation to presentation currency	–	–	–	–	68,428	–	–	68,428	218	68,646
Profit for the year	–	–	–	–	–	–	156,518	156,518	(225)	156,293
Total recognised income and expense for the year	–	–	–	–	68,428	–	156,518	224,946	(7)	224,939
Transfers	–	–	–	–	–	79,190	(79,190)	–	–	–
Capital contributions by minority shareholders of a subsidiary	–	–	–	–	–	–	–	–	1,331	1,331
Dividends paid to minority shareholders of a subsidiary	–	–	–	–	–	–	–	–	(686)	(686)
At December 31, 2005	153,812	1,116,727	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528
Exchange differences arising on translation to presentation currency	–	–	–	–	140,908	–	–	140,908	393	141,301
Profit for the year	–	–	–	–	–	–	15,664	15,664	(301)	15,363
Total recognised income and expense for the year	–	–	–	–	140,908	–	15,664	156,572	92	156,664
Transfers	–	–	–	–	–	27,242	(27,242)	–	–	–
Capital contribution from ultimate holding company	–	–	237	–	–	–	–	237	–	237
Release upon disposal of a subsidiary (*Note 2*)	–	–	–	–	–	–	–	–	(1,595)	(1,595)
At December 31, 2006	153,812	1,116,727	1,599	(167,254)	212,028	382,766	941,963	2,641,641	9,193	2,650,834

Note 1: The non-distributable reserves represent statutory reserves appropriated from the profit after tax of the Company's subsidiaries and jointly controlled entity in the People's Republic of China (the "PRC") under the laws and regulations of the PRC.

Note 2: During the year ended December 31, 2006, M2B.com.hk Limited, a non-wholly owned subsidiary of the Company, was disposed of.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2006

	2006	2005
	HK$'000	*HK$'000*
OPERATING ACTIVITIES		
Profit before tax	1,600	148,992
Adjustments for:		
Interest income	(4,284)	(2,687)
Share of loss of a jointly controlled entity	3,350	1,099
Finance costs	95,776	68,139
Depreciation of property, plant and equipment	311,391	245,456
Amortisation of prepaid lease payments	4,361	4,474
Amortisation of intangible assets	20,902	16,585
(Gain) loss on disposal of property, plant and equipment	(3)	15,780
Release of a liability from a minority shareholder	(1,595)	—
Operating cash flows before movements in working capital	431,498	497,838
Decrease (increase) in inventories	73,118	(303,198)
Increase in trade and other receivables	(61,501)	(99,358)
Decrease (increase) in bills receivable	19,780	(27,950)
Decrease (increase) in trade receivables due from related companies	11,733	(10,539)
Decrease (increase) in amount due from a jointly controlled entity	3,892	(241)
(Decrease) increase in trade and other payables	(112,521)	113,416
(Decrease) increase in bills payable	(180,758)	15,836
Increase in trade payables due to related companies	11,360	—
Increase (decrease) in amounts due to related companies	6,308	(136)
Decrease in trade payable due to a jointly controlled entity	(3,107)	(1,307)
Cash generated from operations	199,802	184,361
PRC Enterprise Income Tax refunds	34,250	10,859
PRC Enterprise Income Tax paid	(3,234)	(8,312)
NET CASH FROM OPERATING ACTIVITIES	230,818	186,908

	2006	2005
	HK$'000	*HK$'000*
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(335,997)	(421,168)
Purchase of technical know-how	(5,778)	(6,521)
Prepayment of land leases	(3,090)	(57,005)
(Increase) decrease in pledged bank deposits	(1,676)	14,270
Proceeds from early termination of land leases	14,740	—
Interest received	4,284	2,687
Repayment of loan receivable	670	780
Proceeds from disposal of property, plant and equipment	173	7,987
NET CASH USED IN INVESTING ACTIVITIES	(326,674)	(458,970)
FINANCING ACTIVITIES		
Bank loans raised	785,000	1,252,440
Loan raised from ultimate holding company	1,400	—
Loan raised from a fellow subsidiary	20,000	—
Capital contributed by minority shareholders of a subsidiary	—	1,331
Repayment of bank loans	(726,000)	(893,119)
Interest paid	(95,443)	(74,862)
Dividends paid	—	(54,141)
Dividends paid to minority shareholders	—	(686)
NET CASH (USED IN) FROM FINANCING ACTIVITIES	(15,043)	230,963
NET DECREASE IN CASH AND CASH EQUIVALENTS	(110,899)	(41,099)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	472,706	501,346
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	25,598	12,459
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR, represented by bank balances and cash	387,405	472,706

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2006

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company's parent and ultimate holding company is Shijiazhuang Pharmaceutical Group Company Limited ("SPG"), a state-owned enterprise incorporated in the People's Republic of China (the "PRC"). SPG, together with the companies under its control, other than the Company and its subsidiaries (collectively referred to as the "Group"), will hereinafter be referred to as the "SPG Group". The addresses of the registered office and principal place of business of the Company are disclosed in the "Corporate Information" section to the annual report.

The Company acts as an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of pharmaceutical products.

The functional currency of the Company is Renminbi ("RMB"). The consolidated financial statements are presented in Hong Kong dollars ("HKD") for the convenience of the shareholders, as the Company is listed in Hong Kong.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied, for the first time, a number of new standard, amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), which are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The adoption of the new HKFRSs has no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new standards, amendment and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standard, amendment or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC) — INT 7	Applying the Restatement Approach under HKAS 29 "Financial Reporting in Hyperinflationary Economies"[3]
HK(IFRIC) — INT 8	Scope of HKFRS 2[4]
HK(IFRIC) — INT 9	Reassessment of Embedded Derivatives[5]
HK(IFRIC) — INT 10	Interim Financial Reporting and Impairment[6]
HK(IFRIC) — INT 11	HKFRS 2 — Group and Treasury Share Transactions[7]
HK(IFRIC) — INT 12	Service Concession Arrangements[8]

[1] Effective for annual periods beginning on or after January 1, 2007.
[2] Effective for annual periods beginning on or after January 1, 2009.
[3] Effective for annual periods beginning on or after March 1, 2006.
[4] Effective for annual periods beginning on or after May 1, 2006.
[5] Effective for annual periods beginning on or after June 1, 2006.
[6] Effective for annual periods beginning on or after November 1, 2006.
[7] Effective for annual periods beginning on or after March 1, 2007.
[8] Effective for annual periods beginning on or after January 1, 2008.

3. **SIGNIFICANT ACCOUNTING POLICIES**

The consolidated financial statements have been prepared on the historical cost basis as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to December 31, each year. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Construction in progress represents property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognised impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is provided to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Prepaid lease payments

Prepaid lease payments which represents up-front payments to acquire leasehold land interests are stated at cost and amortised over the period of the lease on a straight-line basis.

Intangible assets

Intangible assets acquired separately

Intangible assets acquired separately and with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated income statement when the asset is derecognised.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its useful life, and carried at cost less subsequent accumulated amortisation and any accumulated impairment losses.

The amount initially recognised for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition critieria. Where no internally-generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible asset is reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets acquired separately.

Goodwill

Goodwill arising on acquisitions of subsidiaries and a jointly controlled entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiaries and jointly controlled entity at the date of acquisition.

Goodwill arising on acquisitions of subsidiaries and a jointly controlled entity prior to January 1, 2001 continues to be held in reserves, and will be charged to the retained profits at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit ("CGU") to which the goodwill relates becomes impaired.

For previously capitalised goodwill arising on an acquisition of a subsidiary after January 1, 2001, the Group has discontinued amortisation from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the CGU to which the goodwill relates may be impaired (see the accounting policy below).

For the purpose of impairment testing, goodwill arising from an acquisition of subsidiary is allocated to each of the relevant CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for the goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

Dividend income from investments is recognised when the Company's rights to receive payment have been established.

Jointly controlled entity

Joint venture arrangement that involves the establishment of a separate entity in which venturers have joint control over the economic activity of the entity is referred to as a jointly controlled entity.

The results and assets and liabilities of the jointly controlled entity are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investment in a jointly controlled entity is carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the jointly controlled entity, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

(i) ***Financial assets***

The Group's financial assets are classified into loans and receivables. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted are set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, bills receivable, trade receivables due from related companies, amount due from a jointly controlled entity, loan receivable, pledged bank deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

(ii) ***Financial liabilities and equity***

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including trade and other payables, bills payable, trade payables due to related companies, amounts due to related companies, trade payable due to a jointly controlled entity, unsecured bank loans, loans from ultimate holding company and loan from a fellow subsidiary are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(iii) Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Impairment losses, other than goodwill (see the accounting policies in respect of goodwill above)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services rendered by the Group in the normal course of business, and is stated net of value-added tax and sales returns.

Sales of goods are recognised when goods are delivered and title has passed.

Service income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Retirement benefit costs

Payments to the Mandatory Provident Fund Scheme and state-managed retirement benefits scheme, which are defined contribution schemes, are charged as an expense when employees have rendered service entitling them to the contributions.

Operating lease

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessees. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group are translated into the presentation currency of the Company (i.e. HKD) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, management is required to make estimates and assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

Determining whether goodwill on subsidiaries is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. The carrying amount of goodwill at the balance sheet date was HK$215,894,000. At the balance sheet date, the directors assessed the need to provide impairment loss on the goodwill and the carrying amount of the goodwill was sustained by the result. Details of the impairment test are provided in note 18.

5. FINANCIAL INSTRUMENTS

a. Financial risk management objectives and policies

The Group's major financial instruments include trade and other receivables, bills receivable, trade receivable due from related companies, amount due from a jointly controlled entity, bank balances, trade payables, bills payable, trade payables due to related companies, amounts due to related companies, trade payable due to a jointly controlled entity, unsecured bank loans, loans from ultimate holding company and loan from a fellow subsidiary.

Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

As at December 31, 2006, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties. In order to minimise the credit risk, the management has implemented internal control procedures for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

At the balance sheet date, the management reviews the financial positions of the jointly controlled entity and the repayment records. In this regards, the management considers that the Group's credit risk on amount due from the jointly controlled entity is minimal.

The Group's concentration of credit risk by geographical locations of customers is mainly the PRC which accounted for 90% of the trade receivable at December 31, 2006.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings and ensures compliance with loan covenants.

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group aims at maintaining the flexibility in funding by arranging banking facilities and other external financing. Therefore, the risk is considered minimal.

Currency risk

The Group mainly operates in the PRC with most of the transactions denominated and settled in RMB. Though several subsidiaries of the Company have foreign currency sales, mainly in United States Dollars and Euro Dollars, which expose the Group to foreign currency risk, the directors consider that the risk is minimal to the Group at current stage.

The Group currently does not have a foreign currency hedging policy. However, the management will monitor foreign exchange exposure closely and consider the usage of hedging instruments when the need arises.

Fair value interest rate risk

The Group's fair value interest rate risk relates primarily to fixed-rate bank loans (see note 26 for details of these loans), which are raised from the banks in the PRC. In relation to these fixed-rate loans, the Group aims to keep loans at rates that are comparable to those in the market. In order to achieve this result, the Group negotiated with the banks and entered into various revolving loans such that the interest rate associated with the loans is more or less variable. In this regard, the directors of the Company consider that the Group's fair value interest rate risk is minimised.

Cash flow interest rate risk

The cash flow interest rate exposure for the Group is restricted to the floating rate bank loans (see note 26 for details of these loans). The Group currently does not use interest rate swap to swap its borrowings from floating rates to fixed rates as the management believes that changes in the interest rate will not have a significant impact on the Group's financial position. However, the management monitors closely the interest rate exposure and will consider using interest rate swap should the need arise.

b. **Fair value**

The fair value of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

6. REVENUE AND SEGMENT INFORMATION

Revenue represents the consideration received or receivable for goods sold and services rendered by the Group to outside customers, and are stated net of value-added tax and sales returns during the year.

An analysis of the Group's revenue for the year is as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Sales of goods	3,536,575	3,186,904
Service income	2,179	5,161
	3,538,754	3,192,065

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

Business segments

The Group reports its primary segment information by products which are bulk drugs, including penicillin series, cephalosporin series and vitamin C series, finished drugs and others. Segment information about these products is presented below:

For the year ended December 31, 2006:

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE							
External sales	1,016,186	671,996	575,303	1,255,518	19,751	—	3,538,754
Inter-segment sales	202,634	78,740	606	—	—	(281,980)	—
TOTAL REVENUE	1,218,820	750,736	575,909	1,255,518	19,751	(281,980)	3,538,754

Inter-segment sales are charged at prevailing market rates.

	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
SEGMENT RESULTS	83,966	30,371	(10,626)	31,214	(19,934)		114,991
Unallocated corporate income							2,481
Unallocated corporate expenses							(16,746)
							100,726
Share of loss of a jointly controlled entity					(3,350)		(3,350)
Finance costs							(95,776)
Profit before tax							1,600
Income tax							13,763
Profit for the year							15,363

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

At December 31, 2006:

	Bulk Drugs					
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS						
Segment assets	1,518,976	1,307,360	1,338,859	820,300	253,340	5,238,835
Interest in a jointly controlled entity					21,646	21,646
Unallocated corporate assets						12,927
Consolidated total assets						5,273,408
LIABILITIES						
Segment liabilities	193,690	257,457	193,655	294,999	39,100	978,901
Unallocated corporate liabilities						1,643,673
Consolidated total liabilities						2,622,574

For the year ended December 31, 2006:

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Unallocated corporate	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION							
Capital additions	120,878	52,019	54,409	8,362	5,339	3	241,010
Depreciation and amortisation	119,209	97,728	79,539	22,380	17,353	445	336,654

For the year ended December 31, 2005:

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE							
External sales	525,091	855,131	692,507	1,109,971	9,365	—	3,192,065
Inter-segment sales	219,615	137,039	—	—	—	(356,654)	—
TOTAL REVENUE	744,706	992,170	692,507	1,109,971	9,365	(356,654)	3,192,065

Inter-segment sales are charged at prevailing market rates.

SEGMENT RESULTS	(9,220)	117,849	87,840	63,131	(21,728)		237,872
Unallocated corporate income							4,325
Unallocated corporate expenses							(23,967)
							218,230
Share of loss of a jointly controlled entity					(1,099)		(1,099)
Finance costs							(68,139)
Profit before tax							148,992
Income tax							7,301
Profit for the year							156,293

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

At December 31, 2005:

	Bulk Drugs					
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS						
Segment assets	1,676,073	1,161,005	1,314,016	919,060	242,235	5,312,389
Interest in a jointly controlled entity					24,086	24,086
Unallocated corporate assets						43,304
Consolidated total assets						5,379,779
LIABILITIES						
Segment liabilities	339,974	194,934	251,026	536,860	46,331	1,369,125
Unallocated corporate liabilities						1,515,126
Consolidated total liabilities						2,884,251

For the year ended December 31, 2005:

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Unallocated corporate	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION							
Capital additions	292,576	23,469	78,621	37,424	106,907	3	539,000
Depreciation and amortisation	82,215	90,086	64,235	20,037	9,346	596	266,515

Geographical segments

The Group's operations are located in the PRC, and the following table provides an analysis of the Group's sales by geographical market:

	Revenue	
	2006	**2005**
	HK$'000	*HK$'000*
The PRC	2,486,009	2,325,016
Asia other than the PRC	614,837	408,984
Europe	216,860	252,810
America	191,301	175,927
Others	29,747	29,328
	3,538,754	3,192,065

Analysis of carrying amounts of segment assets, and additions to property, plant and equipment and intangible assets are not presented as over 90% of the amounts involved are located in the PRC.

7. FINANCE COSTS

	2006	2005
	HK$'000	*HK$'000*
Interest on:		
— bank loans wholly repayable within five years	82,670	53,326
— loans from ultimate holding company wholly repayable within five years *(note 27)*	1,819	1,651
— loan from a fellow subsidiary wholly repayable within five years *(note 28)*	481	—
— bills receivable discounted without recourse	8,576	14,705
Bank loan arrangement fees	1,897	5,180
Imputed interest expense on non-current interest-free loan from ultimate holding company *(note 27)*	333	278
Total borrowing costs	95,776	75,140
Less: interest capitalised in construction in progress	—	(7,001)
	95,776	68,139

For the year ended December 31, 2005, the borrowing costs capitalised arose on the general borrowing pool and were calculated by applying a capitalisation rate of 4.5% to expenditure on qualifying assets.

8. INCOME TAX

	2006	2005
	HK$'000	*HK$'000*
The tax credit comprises:		
PRC Enterprise Income Tax		
— current year	4,285	19,335
— overprovision in prior years	(1,337)	(3,813)
— tax credits/refunds	(16,711)	(22,823)
	(13,763)	(7,301)

No Hong Kong Profits Tax is payable by the Company nor its Hong Kong subsidiaries since they either had no assessable profits or incurred tax losses for both years.

Taxation arising in other jurisdictions is calculated at the rate prevailing in the relevant jurisdictions.

Pursuant to the relevant laws and regulations in the PRC, certain subsidiaries of the Company are entitled to exemption and relief from PRC income tax starting from their first profit-making years.

In addition, pursuant to approvals granted by the relevant tax authorities, certain subsidiaries of the Company were granted tax credits/refunds which were mainly derived from the following activities:

a) Two subsidiaries of the Company were entitled to tax refunds on the basis that such subsidiaries have, instead of making distributions to its foreign shareholders, re-invested certain distributable reserves as capital contributions to three PRC subsidiaries set up in previous years.

b) Tax credits resulted from the purchase of plant and equipment manufactured in the PRC by certain subsidiaries of the Company. The tax credits are calculated with reference to 40% of the cost of the qualifying plant and equipment approved by the relevant tax authority. Such credits can be used to offset against current and future tax charges of the subsidiaries, subject to certain conditions as specified in each approval document from the relevant tax authorities.

The income tax for both years represents income tax provision which has taken into account of the above-mentioned tax incentives.

The tax credit for the year can be reconciled to the profit before tax per the consolidated income statement as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Profit before tax	1,600	148,992
Tax at the domestic income tax rate of 27% (2005: 27%)	432	40,228
Tax effect of income not taxable for tax purpose	(878)	(2,006)
Tax effect of expenses not deductible for tax purpose	10,320	25,839
Tax effect of share of loss of a jointly controlled entity	904	297
Tax effect of tax losses not recognised	29,182	11,368
Utilisation of tax losses previously not recognised	(4,912)	(23)
Effect of tax exemption and relief granted to PRC subsidiaries	(30,763)	(56,410)
Effect of different tax rates of subsidiaries operating in other jurisdiction	—	42
Tax credits/refunds granted to PRC subsidiaries	(16,711)	(22,823)
Overprovision in respect of prior years	(1,337)	(3,813)
Tax credit for the year	(13,763)	(7,301)

At the balance sheet date, the Group had unused tax losses of HK$141,262,000 (2005: HK$51,376,000) available for offset against future profits. No deferred tax asset has been recognised in respect of such losses due to the unpredictability of future profit streams. The unrecognised tax losses will expire in 2011.

There was no other significant unprovided deferred tax for the year or at the balance sheet date.

9. PROFIT FOR THE YEAR

	2006 HK$'000	2005 HK$'000
Profit for the year has been arrived at after charging (crediting):		
Employee benefits expenses including those of directors	252,032	229,034
Contribution to retirement benefits schemes including those of directors	43,104	41,222
Total employee benefits expenses including those of directors	295,136	270,256
Depreciation of property, plant and equipment	311,391	245,456
Amortisation of prepaid lease payments	4,361	4,474
Amortisation of intangible assets	20,902	16,585
Total depreciation and amortisation	336,654	266,515
Auditors' remuneration	1,600	1,600
Net foreign exchange loss	2,726	1,664
Research and development expenses	8,148	6,217
(Gain) loss on disposal of property, plant and equipment	(3)	15,780
Interest income	(4,284)	(2,687)
Release of liability from a minority shareholder	(1,595)	—

Note: For the year ended December 31, 2005 and 2006, cost of inventories recognised as an expense approximates cost of sales as shown in the consolidated income statement.

10. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to each of the 15 (2005: 13) directors were as follows:

2006

	Cai Dongchen	Wei Fumin	Yue Jin	Feng Zhenying	Ji Jianming	Yao Shian	Chak Kin Man	Pan Weidong	Li Zhibiao	Zhang Zheng	Lee Ka Sze, Carmelo	Huo Zhenxing	Qi Moujia	Guo Shichang	Chan Siu Keung, Leonard	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Fees	60	60	60	60	60	—	60	30	30	30	240	60	60	60	120	990
Other emoluments:																
Salaries and other benefits	3,041	2,127	207	213	209	93	1,170	54	135	101	—	—	—	—	—	7,350
Contribution to retirement benefits schemes	246	166	8	8	8	4	108	2	11	8	—	—	—	—	—	569
Performance related incentive payments *(note)*	300	243	127	245	114	68	150	25	11	8	—	—	—	—	—	1,291
Total emoluments	3,647	2,596	402	526	391	165	1,488	111	187	147	240	60	60	60	120	10,200

2005

	Cai Dongchen	Ding Ergang	Wei Fumin	Yue Jin	Feng Zhenying	Ji Jianming	Yao Shian	Chak Kin Man	Lee Ka Sze, Carmelo	Huo Zhenxing	Qi Moujia	Guo Shichang	Chan Siu Keung, Leonard	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Fees	60	55	60	60	60	50	50	5	240	60	60	60	120	940
Other emoluments:														
Salaries and other benefits	2,715	1,760	2,027	173	206	172	122	87	—	—	—	—	—	7,262
Contribution to retirement benefits schemes	217	145	172	7	7	6	5	8	—	—	—	—	—	567
Performance related incentive payments *(note)*	600	1,000	450	207	253	133	158	25	—	—	—	—	—	2,826
Total emoluments	3,592	2,960	2,709	447	526	361	335	125	240	60	60	60	120	11,595

No directors waived any emoluments in the years ended December 31, 2006 and 2005.

Note: The above remuneration is determined by the remuneration committee, having regard to the Company's operating results, individual performance and comparable market statistics.

11. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, four (2005: four) were directors of the Company during the whole financial year whose emoluments are included in note 10 above. The emoluments of the remaining individual who was appointed as an executive director of the Company during the year were as follows:

	2006	2005
	HK$'000	*HK$'000*
Director's fee	30	5
Salaries and other benefits	395	820
Contributions to retirement benefits scheme	34	74
Performance related incentive payments	32	300
	491	1,199

12. DIVIDEND

No dividend was proposed by the directors for the years ended December 31, 2006 and 2005.

13. EARNINGS PER SHARE

The calculation of the basic earnings per share attributable to the equity holders of the Company for the year ended December 31, 2006 is based on the profit for the year of HK$15,664,000 (2005: HK$156,518,000) and the 1,538,124,661 shares (2005: 1,538,124,661 shares) in issue during the year.

No diluted earnings per share is presented for the years ended December 31, 2006 and 2005 as there were no potential ordinary shares in issue during both years.

14. PROPERTY, PLANT AND EQUIPMENT

	Buildings in the PRC *HK$'000*	Plant and machinery *HK$'000*	Furniture, fixtures and office equipment *HK$'000*	Motor vehicles *HK$'000*	Construction in progress *HK$'000*	Total *HK$'000*
THE GROUP						
COST						
At January 1, 2005	502,265	2,198,220	10,779	11,791	842,023	3,565,078
Exchange adjustments	11,535	50,485	163	248	19,335	81,766
Additions	5,292	31,603	1,561	7,075	429,943	475,474
Transfers	322,330	866,447	932	—	(1,189,709)	—
Disposals	(955)	(38,107)	(1,770)	(3,304)	—	(44,136)
At December 31, 2005	840,467	3,108,648	11,665	15,810	101,592	4,078,182
Exchange adjustments	41,711	145,234	524	783	4,064	192,316
Additions	28,647	61,300	2,546	2,984	135,664	231,141
Transfers	71,068	75,754	—	—	(146,822)	—
Disposals	—	(2,532)	—	(2,381)	—	(4,913)
At December 31, 2006	981,893	3,388,404	14,735	17,196	94,498	4,496,726
DEPRECIATION						
At January 1, 2005	68,898	577,468	2,492	7,903	—	656,761
Exchange adjustments	2,135	16,601	62	204	—	19,002
Provided for the year	32,208	208,461	2,191	2,596	—	245,456
Eliminated on disposals	(842)	(17,077)	(419)	(1,648)	—	(19,986)
At December 31, 2005	102,399	785,453	4,326	9,055	—	901,233
Exchange adjustments	6,388	45,511	224	464	—	52,587
Provided for the year	45,616	260,649	2,487	2,639	—	311,391
Eliminated on disposals	—	(1,368)	—	(143)	—	(1,511)
At December 31, 2006	154,403	1,090,245	7,037	12,015	—	1,263,700
CARRYING VALUES						
At December 31, 2006	827,490	2,298,159	7,698	5,181	94,498	3,233,026
At December 31, 2005	738,068	2,323,195	7,339	6,755	101,592	3,176,949

At December 31, 2006, no borrowing cost (2005: HK$7,001,000) was capitalised and included in construction in progress.

Certain buildings erected on the lands of the Group in the PRC were not granted formal title of their ownership. At December 31, 2006, the net book value of buildings in the PRC for which the Group had not been granted formal title amounted to HK$567,696,000 (2005: HK$483,425,000). In the opinion of directors, the absence of formal title does not impair the value of the relevant buildings. The directors also believe that formal title to these buildings will be granted to the Group in due course.

	Furniture, fixtures and office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*
THE COMPANY			
COST			
At January 1, 2005	2,222	1,005	3,227
Additions	3	—	3
At December 31, 2005	2,225	1,005	3,230
Additions	4	—	4
At December 31, 2006	2,229	1,005	3,234
DEPRECIATION			
At January 1, 2005	665	854	1,519
Provided for the year	445	151	596
At December 31, 2005	1,110	1,005	2,115
Provided for the year	445	—	445
At December 31, 2006	1,555	1,005	2,560
CARRYING VALUES			
At December 31, 2006	674	—	674
At December 31, 2005	1,115	—	1,115

The above items of property, plant and equipment, other than construction in progress, are depreciated on a straight-line basis at the following rates per annum:

Buildings in the PRC	3.3% — 5%
Plant and machinery	5% — 10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

15. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments of HK$150,284,000 (2005: HK$159,086,000) represent leasehold land in the PRC held under medium-term lease. An amount of HK$4,361,000 (2005: HK$4,474,000) is classified under current assets for reporting purpose.

16. INTANGIBLE ASSETS

	Technical know-how HK$'000	Development costs HK$'000	Utility rights HK$'000	Total HK$'000
THE GROUP				
COST				
At January 1, 2005	65,059	20,906	68,823	154,788
Exchange adjustments	1,494	480	1,581	3,555
Additions	6,521	—	—	6,521
At December 31, 2005	73,074	21,386	70,404	164,864
Exchange adjustments	3,514	962	3,168	7,644
Additions	5,778	—	—	5,778
At December 31, 2006	82,366	22,348	73,572	178,286
AMORTISATION				
At January 1, 2005	46,316	8,849	29,673	84,838
Exchange adjustments	855	553	800	2,208
Provided for the year	7,127	2,536	6,922	16,585
At December 31, 2005	54,298	11,938	37,395	103,631
Exchange adjustments	2,814	705	1,959	5,478
Provided for the year	9,519	4,302	7,081	20,902
At December 31, 2006	66,631	16,945	46,435	130,011
CARRYING VALUES				
At December 31, 2006	15,735	5,403	27,137	48,275
At December 31, 2005	18,776	9,448	33,009	61,233

At December 31, 2006, included in development costs was an amount of HK$3,848,000 (2005: HK$3,682,000) which was internally generated while all other intangible assets of the Group were acquired from independent third parties.

The above intangible assets have definite useful lives and are amortised on a straight-line basis over the following periods:

Technical know-how	5 to 10 years
Development costs	3 to 5 years from date of commencement of commercial operation
Utility rights	10 years

Utility rights represent up-front non-refundable payment to secure the rights to use electricity in the PRC over 10 years.

17. GOODWILL

	HK$'000
COST	
At January 1, 2005 and 2006 and December 31, 2006	55,764

Particulars regarding impairment testing on goodwill are disclosed in note 18.

18. IMPAIRMENT TESTING ON GOODWILL

For the purpose of impairment testing, goodwill with indefinite useful lives as set out in note 17 and goodwill reserves has been allocated to two individual cash generating units ("CGUs"). The carrying amount of goodwill as at December 31, 2006 has been allocated to the following units:

	HK$'000
Business segment of finished drugs ("Unit A")	55,764
Manufacture of penicillin ("Unit B")	160,130
	215,894

During the year ended December 31, 2006, management of the Group determines that there is no impairment of the above-mentioned CGUs containing the goodwill. The basis of the recoverable amounts of the CGUs and their major underlying assumptions are summarised below:

The recoverable amounts of these units have been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a 5-year period, and discount rates of 4.5% per annum, for both Unit A and Unit B, with zero growth. Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the units' past performance and management's expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amounts of the CGUs to exceed their aggregate recoverable amounts.

19. INTEREST IN A JOINTLY CONTROLLED ENTITY

	THE GROUP	
	2006	2005
	HK$'000	HK$'000
Share of net assets	21,646	24,086

At December 31, 2006, the Group held 50% of the registered capital of Hebei Huarong Pharmaceutical Co., Ltd. ("Huarong") which is a sino-foreign equity joint venture company established in the PRC to manufacture and sell vitamin B12 products.

At January 1, 2005 and 2006 and December 31, 2006, included in the goodwill reserves was goodwill of HK$7,124,000 arising on acquisition of the jointly controlled entity in prior years.

The summarised financial information in respect of the Group's jointly controlled entity which is accounted for using the equity method is set out below:

	2006	2005
	HK$'000	*HK$'000*
Current assets	31,496	33,247
Non-current assets	59,906	55,773
Current liabilities	(59,990)	(53,441)
Non-current liabilities	(10,730)	(12,457)
Income	87,491	71,661
Expenses	90,841	72,760

20. BANK BALANCES/PLEDGED BANK DEPOSITS

Bank balances and pledged bank deposits carry interest at market rates which range from 1.4% to 2.6% (2005: 1.4% to 2.1%) per annum. The pledged bank deposits will be released upon the settlement of relevant bank borrowings.

Pledged bank deposits represents deposits pledged to banks to secure banking facilities granted to the Group. Deposits amounting to HK$2,792,000 (2005: Nil) have been pledged to secure short-term bank borrowings and therefore classified as current assets. The remaining deposits amounting to HK$1,312,000 (2005: HK$2,428,000) have been pledged to secure banking facilities granted to the Group for the acquisition of property, plant and equipment and therefore classified as non-current assets.

21. INVENTORIES

	THE GROUP	
	2006	2005
	HK$'000	*HK$'000*
Raw materials	82,193	82,754
Work in progress	174,151	199,186
Finished goods	426,591	474,113
	682,935	756,053

22. TRADE AND OTHER RECEIVABLES/ BILLS RECEIVABLE

	THE GROUP	
	2006	2005
	HK$'000	*HK$'000*
Trade receivables	497,288	379,192
Bills receivable	98,501	118,281
	595,789	497,473
Other receivables	77,200	133,795
	672,989	631,268

The Group allows a credit period from 30 days to 90 days to its trade customers. The following is an aged analysis of trade and bills receivables at the balance sheet date:

	2006	2005
	HK$'000	*HK$'000*
0 to 90 days	559,880	472,208
91 to 180 days	35,731	24,436
181 to 365 days	178	829
	595,789	497,473

23. LOAN RECEIVABLE

The amount was unsecured, carried interest rate of 6.435% per annum and was fully repaid during the year.

24. CONNECTED AND RELATED PARTY DISCLOSURES

During the year, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected parties pursuant to the Listing Rules. The significant transactions with these companies during the year, and balances with them at the balance sheet date, are as follows:

(i) Connected parties

Name of company	Nature of transactions/ balances	THE GROUP 2006 HK$'000	THE GROUP 2005 HK$'000
The SPG Group	Sale of steam *(note a)*	2,672	4,897
	Purchase of raw materials *(note a)*	266,499	158,948
	Rental expense (note b)	5,787	3,350
	Interest expense on loans from ultimate holding company *(note d)*	2,152	1,929
	Interest expense on loan from a fellow subsidiary *(note d)*	481	—
	Bank guarantee *(note e)*	400,000	—
	Balance due from (to) the SPG Group at December 31		
	— trade receivables *(note f)*	2,660	14,393
	— trade payables *(note f)*	(11,360)	—
	— other payables *(note f)*	(10,454)	(4,146)
	— long-term loans *(note d)*	(79,493)	(55,488)

(ii) **Related parties, other than connected parties**

Name of company	**Nature of transactions/ balances**	**THE GROUP** **2006** *HK$'000*	**2005** *HK$'000*
Ouyi Pharmaceutical Co., Ltd. ("Ouyi"), an associate of SPG *(note i)*	Sales of raw materials *(note a)*	—	503
	Sales of finished goods *(note a)*	—	5,301
	Purchase of finished goods *(note a)*	—	23,437
	Rental expenses *(note b)*	—	1,085
	Service charges relating to administrative, selling, utility, energy, community, land use rights and other supporting services and facilities *(note c)*	—	502
	Income from provision of technology consultancy services *(note g)*	—	19
	Income from leasing of property, plant and equipment *(note g)*	—	183
Huarong, a jointly controlled entity of the Group	Sales of finished goods *(note a)*	4,695	3,259
	Purchase of raw materials *(note a)*	36,062	33,039
	Income from provision of technology consultancy services *(note g)*	173	461
	Provision of utility services by the Group *(note h)*	10,416	7,339
	Balance due from (to) Huarong at December 31		
	— dividend receivable	6,122	6,122
	— other receivables *(note f)*	7,033	10,925
	— trade payables *(note f)*	—	(3,107)

(iii) Other state-owned entities in the PRC

The Group operates in an economic regime currently predominated by entities directly or indirectly owned by the PRC government through its government authorities, agencies, affiliations and other organisations ("state-owned entities"). Transactions with other state-owned entities include but are not limited to the followings:

- lending and deposit taking;
- taking and placing of inter-bank balances;
- purchase, sale and leases of property and other assets; and
- rendering and receiving of utilities and other services.

These transactions are conducted in the ordinary course of the Group's business on terms similar to those that would have been entered into with non-state-owned entities. The Group has also established its pricing strategy and approval processes for major products and services, such as loans, deposits and commission income. Such pricing strategy and approval processes do not depend on whether the customers are state-owned entities or not. Having due regard to the substance of the relationship, the directors of the Company are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

(iv) Compensation of key management personnel

The remuneration of directors as key management of the Group during the year was as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Short-term benefits	8,641	10,088
Post-employment benefits	569	567
	9,210	10,655

The above remuneration is determined by the remuneration committee, having regard to the Company's operating results, individual performance and comparable market statistics.

Notes:

(a) The transactions were carried out with reference to the market prices.

(b) Rental expenses were paid in accordance with the tenancy agreements .

(c) Pursuant to the services agreements, the service fees paid for all composite services, other than the provision of utilities, were based on actual costs incurred by Ouyi. For the provision of utilities, the service fees paid were based on the actual costs of the utilities incurred by the Group plus 2% as the handling charge.

(d) Details of the loans are set out in note 27 and note 28.

(e) Guarantees were given by SPG to banks to secure bank loans granted to the Group.

(f) At the balance sheet date, the amount was aged within one year.

(g) The transactions were based on terms agreed by both parties.

(h) The transactions were based on the actual cost of utilities incurred by the Group.

(i) Ouyi was a former associate company of SPG and the relationship ceased on July 31, 2005. Only the transactions with Ouyi prior to July 31, 2005 were considered as related party transactions.

25. TRADE AND OTHER PAYABLES/BILLS PAYABLE

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Trade payables	406,100	498,933
Bills payable	223,118	403,876
	629,218	902,809
Other payables	348,047	475,823
	977,265	1,378,632

The following is an aged analysis of trade and bills payables at the balance sheet date:

	2006	**2005**
	HK$'000	*HK$'000*
0 to 90 days	555,975	787,371
91 to 180 days	54,433	69,611
181 to 365 days	9,917	26,432
More than 365 days	8,893	19,395
	629,218	902,809

26. UNSECURED BANK LOANS

	THE GROUP		THE COMPANY	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The unsecured bank loans are repayable as follows:				
On demand or within one year	752,000	344,804	242,000	96,000
More than one year, but not more than two years	562,000	758,746	292,000	242,000
More than two years, but not more than five years	215,000	332,000	120,000	332,000
	1,529,000	1,435,550	654,000	670,000
Less: Amount due within one year shown under current liabilities	(752,000)	(344,804)	(242,000)	(96,000)
Amount due after one year	777,000	1,090,746	412,000	574,000

The fair value of the above bank loans at the balance sheet date are as follows:

	THE GROUP		THE COMPANY	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Fixed-rate RMB bank loans	875,000	765,550	—	—
Floating-rate HKD bank loans	654,000	670,000	654,000	670,000
	1,529,000	1,435,550	654,000	670,000

The interest rates of the Group's fixed-rate RMB bank loans and floating-rate HKD bank loans are 5.02% to 6.76% (2005: 4.8% to 5.8%) per annum and 4.47% to 5.46% (2005: 1.0% to 5.2%) per annum, respectively.

At the balance sheet date, the Group and the Company had no undrawn loan facilities (2005: HK$80,000,000) in respect of floating-rate HKD bank loans.

27. LOANS FROM ULTIMATE HOLDING COMPANY

The loans are unsecured and are analysed as follows:

	THE GROUP	
	2006	2005
	HK$'000	*HK$'000*
Loans from SPG:		
— interest bearing at the rate of 3.78% per annum	50,000	47,847
— interest-free	9,493	7,641
	59,493	55,488

At December 31, 2006, the fair value of the interest-free portion of loans from SPG of HK$9,493,000 (2005: HK$7,641,000) was determined based on the present value of the estimated future cash outflows discounted using the effective interest rate of 3.78%.

As SPG had agreed not to demand repayment of the above loans within twelve months from the balance sheet date, the loans are classified as non-current liabilities.

28. LOAN FROM A FELLOW SUBSIDIARY

The amount is unsecured and carries interest rate of 6% per annum. Since the fellow subsidiary has agreed not to demand repayment of the above loan within twelve months from the balance sheet date, the loan is classified as non-current liability.

At December 31, 2005, there was no loan from a fellow subsidiary.

29. SHARE CAPITAL

	Number of shares	Share capital *HK$'000*
Ordinary shares of HK$0.10 each		
Authorised:		
At December 31, 2005 and 2006	3,000,000,000	300,000
Issued and fully paid:		
At December 31, 2005 and 2006	1,538,124,661	153,812

30. SHARE OPTIONS

The Company's share option scheme (the "Scheme") was adopted on July 6, 2004 for the purpose of providing incentive to directors (or any persons proposed to be appointed as such, whether executive or non-executive) and employees (whether full-time or part-time) of each member of the Group; eligible business consultants, professionals and other advisers who have rendered service or will render service to the Group as determined by the board of directors.

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme shall not in aggregate exceed 10% of the shares of the Company in issue at the date of approval of the Scheme. The maximum entitlement for any one participant is that the total number of shares issued or to be issued upon exercise of the options granted to each participant in any twelve-month period shall not exceed 1% of the total number of shares in issue.

Any grant of options to a participant who is a director, chief executive or substantial shareholder (all within the meaning as ascribed under the Listing Rules) of the Company or their respective associates must be approved by the independent non-executive directors (excluding the independent non-executive director who is the grantee). Where the granting of options to a participant who is an independent non-executive director or a substantial shareholder would result in the shares of the Company issued and to be issued upon exercise of all options already granted and to be granted to such participant in the twelve-month period up to and including the date of such grant exceed 0.1% of the total number of shares in issue and have an aggregate value, based on the closing price of the shares at the date of each grant, in excess of HK$5,000,000, such proposed grant must be approved by the shareholders of the Company in general meeting.

Options granted have to be taken up within a period of 30 days from the date of offer upon payment of HK$1. The subscription price is determined by the board of directors and shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the offer date; (ii) and the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the offer date; and (iii) the nominal value of a share. Options granted are exercisable for a period to be notified by the board of directors to each grantee and such period shall expire not later than 10 years from the date of grant of options.

No option has been granted or agreed to be granted under the Scheme since its adoption.

31. INVESTMENTS IN SUBSIDIARIES

	2006	2005
	HK$'000	*HK$'000*
Unlisted investment, at cost	1,202,044	1,202,052

Particulars of the Company's subsidiaries as at December 31, 2006 are set out in note 40.

32. AMOUNTS DUE FROM SUBSIDIARIES/AMOUNT DUE TO A SUBSIDIARY

The amounts are unsecured, interest-free and repayable on demand.

33. RESERVES

	Share premium HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY			
At January 1, 2005	1,116,727	174,282	1,291,009
Profit for the year	—	13,616	13,616
At December 31, 2005	1,116,727	187,898	1,304,625
Loss for the year	—	(47,923)	(47,923)
At December 31, 2006	1,116,727	139,975	1,256,702

The Company's reserves available for distribution to shareholders as at December 31, 2006 represent its retained profits of HK$139,975,000 (2005: HK$187,898,000).

34. OPERATING LEASE COMMITMENTS

	THE GROUP	
	2006 HK$'000	2005 HK$'000
Minimum lease payments paid under operating leases during the year in respect of land and buildings	10,247	6,835

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Within one year	9,249	8,400	2,077	770
In the second to fifth year inclusive	4,307	10,264	863	—
Over five years	231	339	—	—
	13,787	19,003	2,940	770

Operating lease payments represent rentals payable by the Group for certain of its office and factory properties. Leases are negotiated and rentals are fixed for an average term of two years.

35. CAPITAL COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	2006	2005
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of		
— property, plant and equipment	77,489	7,867
— intangible assets	6,817	3,568
	84,306	11,435
Capital expenditure authorised but not contracted for in respect of acquisition of property, plant and equipment	3,016	40,450

36. MAJOR NON-CASH TRANSACTION

During the year, HK$3,232,000 of sales proceeds from disposal of property, plant and equipment was agreed by both parties to set off with trade payables for the same amount.

37. CONTINGENT LIABILITIES

(i) As disclosed in the press announcement of the Company dated February 22, 2005, the Company and one of its subsidiaries are named as, among others, defendants in a number of antitrust complaints filed in The United States of America (the "United States"). These antitrust complaints have alleged that certain manufacturers of vitamin C in the PRC have since at least December 2001 conspired to control prices and volumes of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws of the United States. It is alleged in the antitrust complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and, therefore, suffered losses. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Subsequent to the above-mentioned press announcement, there were some other complaints with the same nature as the antitrust complaints in the United States. Up to the date of this report, three antitrust complaints have been served on the Company and the subsidiary.

The directors and management of the Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisers to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be estimated with certainty at this stage.

(ii) At December 31, 2006, a guarantee of HK$20,000,000 (2005: Nil) was given by the Company to a bank in respect of banking facilities utilised by its subsidiary.

38. PLEDGE OF ASSETS

At December 31, 2006, no bills receivable of the Group (2005: bills receivable of HK$3,828,000) was pledged to a bank to secure banking facilities granted to a subsidiary of the Company. The pledge at December 31, 2005 was released upon the repayment of the loan facilities in January 2006. Details of the other pledge of assets are set out in note 20.

39. EMPLOYEE RETIREMENT BENEFIT SCHEMES

The Group operates a Mandatory Provident Fund Scheme for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees. Contributions to the scheme are made based on a certain percentage of the employees' relevant payroll costs.

The employees of the subsidiaries in the PRC are members of a state-managed retirement benefit scheme operated by the PRC government. The relevant subsidiaries are required to make contributions to the retirement benefit scheme based on certain percentage of payroll costs to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

During the year, the contributions made by the Group relating to the above arrangements were HK$43,104,000 (2005: HK$41,222,000).

40. PARTICULARS OF SUBSIDIARIES

Particulars of the Company's subsidiaries at December 31, 2006 are as follows:

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital registered capital held by the Company		Principal activity
				Directly %	*Indirectly* %	
Golden Wing Limited	Hong Kong	Limited liability company	HK$3	100	—	Inactive
Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co., Ltd.	PRC	Limited liability cooperative joint venture enterprise	RMB463,490,300	99.21	—	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group NBP Pharmaceutical Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB120,000,000	100	—	Manufacture and sales of pharmaceutical products
Shijiazhuaug Pharma Group Zhongrun Pharmaceutical (Inner Mongolia) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	HK$130,000,000	100	—	Manufacture and sales of pharmaceutical products

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital registered capital held by the Company Directly %	Indirectly %	Principal activity
Shijiazhuaug Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB135,000,000	100	—	Manufacture and sales of pharmaceutical products
Tin Lon Investment Limited	Hong Kong	Limited liability company	HK$2	100	—	Investment holding
Shijiazhuang Pharma Group Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	US$20,169,000	100	—	Manufacture and sale of pharmaceutical products
Weitai Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB59,400,000	100	—	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group Zhongnuo Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB216,000,000	100	—	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB18,440,000	100	—	Provision of pharmaceutical research and development services
Shijiazhuang Pharma Group Hebei Zhongrun Chemical Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB50,000,000	100	—	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group Hebei Zhongrun Huanbao Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB5,000,000	—	85	Sewage treatment
Inner Mongolia Zhongxingyuan Sewage Treatment Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB18,000,000	80.42	—	Sewage treatment

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

3. UNAUDITED RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2007

The following is a summary of the published unaudited consolidated accounts of the Company for the three months ended 31 March 2007 as extracted from the result announcement of the Company dated 14 June 2007.

CONSOLIDATED INCOME STATEMENT
For the three months ended March 31, 2007

	For the three months ended March 31,	
	2007	**2006**
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Revenue	1,028,621	912,936
Cost of sales	(799,542)	(742,605)
Gross profit	229,079	170,331
Other income	3,346	12,348
Selling and distribution expenses	(86,618)	(56,527)
Administrative expenses	(89,444)	(82,377)
Other expenses	(5,066)	(4,569)
Profit from operations	51,297	39,206
Finance costs	(26,048)	(23,458)
Share of results of a jointly controlled entity	(2,599)	791
Profit before tax	22,650	16,539
Income tax	(2,121)	(1,770)
Profit for the period	20,529	14,769
Attributable to:		
Equity holders of the Company	20,523	14,725
Minority interests	6	44
	20,529	14,769
Dividend	—	—
Earnings per share		
— basic	HK1.33 cents	HK0.96 cents

Notes:

1. The accounting policies adopted in preparation of the financial data for the three months ended March 31, 2007 are consistent with those disclosed in the 2006 annual report of the Company.

2. The calculation of the basic earnings per share for the three months ended March 31, 2007 is based on the profit attributable to equity holders of the Company of HK$20,523,000 (three months ended March 31, 2006: HK$14,725,000) and 1,538,124,661 shares (three months ended March 31, 2006: 1,538,124,661 shares) in issue during the period.

   No diluted earnings per share is presented for the three months ended March 31, 2007 and 2006 as there were no potential ordinary shares in issue during both periods.

3. The directors resolved not to declare an interim dividend for the three months ended March 31, 2007 (three months ended March 31, 2006: Nil).

4. The financial data for the three months ended March 31, 2007 is based on the internal records and management accounts of the Group and has not been reviewed or audited by the external auditors of the Company.

4. MATERIAL CHANGE

Save as the improvement in results reported in the first quarter results of 2007 as compared with the previous financial year and the strong recovery of the prices of the penicillin and vitamin C products as mentioned under the section headed "Business Review and Outlook" on page 3 of the results announcement of the Company dated 14 June 2007 for the three months ended 31 March 2007 regarding the financial and trading outlook of the Group, the Directors are not aware that there has been any material change in the financial or trading position or outlook of the Group since 31 December 2006, being the date to which the latest published audited consolidated financial statement of the Group were made up.

5. STATEMENT OF INDEBTEDNESS

(a) Borrowings

As at the close of business on 31 May 2007, being the latest practicable date for the purpose of this indebtedness statement, the Group had outstanding unsecured bank borrowings of approximately HK$1,463.0 million and notes payable of approximately HK$186.7 million. In addition, the Group had outstanding other borrowings of approximately HK$139.6 million, comprising (i) loan from a fellow subsidiary of approximately HK$110.0 million; and (ii) loan from the ultimate holding company of approximately HK$29.6 million.

(b) Contingent liabilities

As at the close of business on 31 May 2007, the Group had guarantees given to banks in respect of bank facilities utilised by a jointly controlled entity of approximately HK$21.0 million.

(c) Pledge of assets

As the close of business on 31 May 2007, bank deposits amounting to approximately HK$1,133,000 have been pledged to secure banking facilities granted to the Group.

(d) Litigation

Details of the litigation are set out in Appendix IV to this document under the section headed "MATERIAL LITIGATION".

Save as aforesaid and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 31 May 2007 any loan capital issued or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, finance lease or hire purchases commitments, guarantees or other material contingent liabilities.

The following is the text of a letter, summary of values and valuation certificates, prepared for the purpose of incorporation in this document received from Sallmanns (Far East) Limited, an independent valuer, in connection with its valuations as at 31 May 2007 of the property interests of the Group.

Sallmanns

Corporate valuation and consultancy
www.sallmanns.com

22nd Floor, Siu On Centre
188 Lockhart Road
Wanchai
Hong Kong
Tel: (852) 2169 6000
Fax: (852) 2528 5079

19 July 2007

The Directors
China Pharmaceutical Group Limited
Room 3805, 38th Floor,
Central Plaza,
18 Harbor Road,
Wanchai,
Hong Kong

Dear Sirs,

In accordance with your instructions to value the properties in which China Pharmaceutical Group Limited (the "Company") and its subsidiaries (hereinafter together referred to as the "Group") have interests in the People's Republic of China (the "PRC") and Hong Kong, we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the capital values of the property interests as at 31 May 2007 (the "date of valuation").

Our valuations of the property interests represent the market value which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion".

Where, due to the nature of the buildings and structures of the properties in Group I in the PRC, there are no market sales comparables readily available; the property interests in Group I have been valued on the basis of their depreciated replacement cost.

Depreciated replacement cost is defined as "the current cost of replacement (reproduction) of a property less deductions for physical deterioration and all relevant forms of obsolescence and optimization." It is based on an estimate of the market value for the existing use of the land, plus the current cost of replacement (reproduction) of the improvements, less deductions for physical deterioration and all relevant forms of obsolescence and optimization. The depreciated replacement costs of the property interests are subject to adequate potential profitability of the concerned business.

We have attributed no commercial value to the property interests in Groups II and III which are leased by the Group, due either to the short-term nature of the leases or the prohibition against assignment or sub-letting or otherwise due to the lack of substantial profit rents.

Our valuations have been made on the assumption that the seller sells the property interests in the market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which could serve to affect the values of the property interests.

No allowance has been made in our report for any charges, mortgages or amounts owing on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature, which could affect their values.

In valuing the property interests, we have complied with all the requirements contained in Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited; the RICS Appraisal and Valuation Standards (5th Edition May 2003) published by the Royal Institution of Chartered Surveyors; and the HKIS Valuation Standards on Properties (1st Edition January 2005) published by the Hong Kong Institute of Surveyors.

We have relied to a very considerable extent on the information given by the Group and have accepted advice given to us on such matters as tenure, planning approvals, statutory notices, easements, particulars of occupancy, lettings, and all other relevant matters.

We have been, in some instances, provided by the Group with extracts of the title documents relating to the properties in the PRC and have caused searched to be made at the Hong Kong Land Registries in respect of Hong Kong properties. Where possible, we have searched the original documents to verify the existing titles to the property interests in the PRC and any material encumbrances that might be attached to the property interests or any lease amendments which may not appear on the copies handed to us. We have relied considerably on the advice given by the Company's PRC legal advisers — Hylands Law Firm, concerning the validity of the Group's titles to the property interests in the PRC.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken.

We have inspected the exterior and, where possible, the interior of the properties. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Group. We have also sought confirmation from the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and we have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary figures stated in this report are in Renminbi (RMB).

Our valuations are summarized below and the valuation certificates are attached.

Yours faithfully,
for and on behalf of
Sallmanns (Far East) Limited
Paul L. Brown
B.Sc. FRICS FHKIS
Director

Note: Paul L. Brown is a Chartered Surveyor who has 24 years' experience in the valuation of properties in the PRC and 27 years of property valuation experience in Hong Kong, the United Kingdom and the Asia-Pacific region.

SUMMARY OF VALUES

GROUP I — PROPERTY INTERESTS HELD AND OCCUPIED BY THE GROUP IN THE PRC

No.	Property	Capital value in existing state as at 31 May 2007 *RMB*
1.	Land, various buildings and structures located at No. 47 Fengshou Road Shijiazhuang City Hebei Province The PRC	185,984,000
2.	Land and various buildings located at No. 188 Gongnong Road Qiaoxi District Shijiazhuang City Hebei Province The PRC	16,668,000
3.	Land, various buildings and structures located at No. 88 Yangzi Road Economy Development Zone Shijiazhuang City Hebei Province The PRC	44,475,000
4.	Land, various buildings and structures located at No. 236 Huanghe Road Gaoxin District Shijiazhuang City Hebei Province The PRC	75,737,000

No.	Property	Capital value in existing state as at 31 May 2007 *RMB*
5.	Land, various buildings and structures located at Tuodian Industrial Park Yanshan Camp Tuoketuo County Inner Mongolia Autonomous Region The PRC	No commercial value
6.	Various buildings and structures located at Tuodian Industrial Park Yanshan Camp Tuoketuo County Inner Mongolia Autonomous Region The PRC	No commercial value
7.	A building and various structures located at No. 276 Zhongshan West Road Qiaoxi District Shijiazhuang City Hebei Province The PRC	No commercial value
	Sub-total:	**322,864,000**

GROUP II — PROPERTY INTERESTS RENTED AND OCCUPIED BY THE GROUP IN THE PRC

No.	Property	Capital value in existing state as at 31 May 2007 *RMB*
8.	Land, various buildings and structures located at No. 6 Huaxing Road Shijiazhuang City Hebei Province The PRC	No commercial value
9.	Land, various buildings and structures located at No. 188 Gongnong Road Qiaoxi District Shijiazhuang City Hebei Province The PRC	No commercial value
10.	Land and various buildings located at No. 496 Heping East Road Chang'an District Shijiazhuang City Hebei Province The PRC	No commercial value
11.	Land and building located at No. 2 Jingshitiao Road Qiaoxi District Shijiazhuang City Hebei Province The PRC	No commercial value
12.	Land, various buildings and structures located at No. 47 Fengshou Road Shijiazhuang City Hebei Province The PRC	No commercial value

No.	Property	Capital value in existing state as at 31 May 2007 *RMB*
13.	Land, various buildings and structures located at Yinxing Fertilizer Plant Douyu Huafei Chang Road Shijiazhuang City Hebei Province The PRC	No commercial value
14.	A building located at No. 276 Zhongshan West Road Shijiazhuang City Hebei Province The PRC	No commercial value
	Sub-total:	**Nil**

GROUP III — PROPERTY INTERESTS RENTED AND OCCUPIED BY THE GROUP IN HONG KONG

No.	Property	Capital Value in existing state as at 31 May 2007 *RMB*
15.	Flat B, 19/F King Kwong Mansion, 8 King Kwong Street, Happy Valley Hong Kong	No commercial value
16.	Flat 1905, 19/F Block F, Healthy Gardens 560 King's Road North Point Hong Kong	No commercial value
17.	Office Unit No. 3805, 38/F, Central Plaza, No. 18 Harbour Road Wanchai Hong Kong	No commercial value
	Sub-total:	**Nil**
	Total :	**322,864,000**

VALUATION CERTIFICATE

GROUP I — PROPERTY INTERESTS HELD AND OCCUPIED BY THE GROUP IN THE PRC

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
1. Land, various buildings and structures located at No. 47 Fengshou Road Shijiazhuang City Hebei Province The PRC	The property comprises 3 parcels of land with a total site area of approximately 134,147.495 sq.m., on which are constructed 45 buildings and various ancillary structures completed in various stages between 1993 and 1996. The buildings have a total gross floor area of approximately 151,352.27 sq.m. The buildings mainly include workshops, office building and storehouse. The structures mainly include roads, walls and sheds. The land use rights of the property were granted for terms expiring on 19 September 2046, 8 March 2055 and 21 January 2052.	The property is currently occupied by the Group for production, office and ancillary purposes.	185,984,000

Notes:

1. Pursuant to 3 State-owned Land Use Rights Grant Contracts, the land use rights of 3 parcels of land with the respective site areas of 87,724.811 sq.m., 10,514 sq.m. and 36,141.76 sq.m. were contracted to be granted to 河北製藥廠(a company formerly owned by SPG), 石藥集團中諾藥業(石家莊)有限公司 (a subsidiary of the Company) and 河北製藥(集團)有限公司 (a company formerly owned by SPG) for terms of 50 years for industrial use.

2. Pursuant to 3 State-owned Land Use Rights Certificates — Chang An Guo Yong (2003) Zi Di No. 082, Qiao Dong Guo Yong (2005) Di No. 030 and Chang An Guo Yong (2001) Zi Di No. 047 , the land use rights of 3 parcels of land with a total site area of approximately 134,147.495 sq.m. were granted to 中諾藥業(石家莊)有限公司 (a subsidiary of the Company) and 河北中潤製藥有限公司 (a subsidiary of the Company) for terms expiring on 19 September 2046, 8 March 2055 and 21 January 2052 for industrial use.

3. Pursuant to 6 Building Ownership Certificates —Shi Fang Quan Zheng Chang Zi Di Nos. 160000012 to 160000017, the building ownership rights of 19 buildings with a total gross floor area of approximately 44,468.75 sq.m. are owned by 中諾藥業(石家莊)有限公司 (a subsidiary of the Company).

   For the remaining 26 buildings with a total gross floor area of approximately 106,883.52 sq.m., we have not been provided with any building ownership certificate.

4. In the valuation of this property, we have attributed no commercial value to the 26 buildings with a total gross floor area of approximately 106,883.52 sq.m. without any building ownership certificate. However, for reference purpose, we are of the opinion that the capital value of the 26 buildings (excluding the land) as at the date of valuation would be RMB155,312,000 assuming all relevant title ownership certificates had been obtained and the buildings could be freely transferred.

5. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   (i) The building ownership rights and land use rights of the property (excluding those parts of the property mentioned in note 4) can be used, transferred, leased and mortgaged by石藥集團中諾藥業(石家莊)有限公司 (a subsidiary of the Company) and 石藥集團河北中潤製藥有限公司 (a subsidiary of the Company) respectively during the prescribed land use rights term in accordance with the PRC law.

   (ii) The building ownership rights and land use rights of the property (excluding those parts of the property mentioned in note 4) do not subject to any mortgage or other encumbrances.

   (iii) The building ownership rights of the buildings as mentioned in note 4 can be occupied, used, getting interest (right to handle is subject to limitation) by 石藥集團中諾藥業(石家莊)有限公司 (a subsidiary of the Company) and 石藥集團河北中潤製藥有限公司 (a subsidiary of the Company). 石藥集團中諾藥業(石家莊)有限公司 (a subsidiary of the Company) and 石藥集團河北中潤製藥有限公司 (a subsidiary of the Company) have no legal impediment in obtaining the relevant title certificates.

   (iv) The following taxes and/or fees have to be paid if the properties were sold

(a)	營業稅 (Business Tax)	:	5% of the remaining amount by deducting the original acquisition price from all of the income
(b)	企業所得稅 (Enterprise Profit Tax)	:	Calculated by including the income of the selling of the property into the taxable amount of the enterprise
(c)	成市維護建設稅 (Town Maintenance Construction Tax)	:	7% for city district and 5% for county and town district
(d)	教育費附加 (Education Addition Fee)	:	3% of Business Tax
(e)	土地增值稅 (Land Value Added Tax)	:	Four levels progressive rate: Tax amount = Increased amount X Relevant tax rate Increased amount = Transferring income — Project amount Transferring income includes money income, entity income and other income Progressive rate equals to 30% if the Increased amount does not exceed 50% of the Project amount; 40% if the Increased amount exceeds 50% but does not exceed 100% of the Project amount; 50% if the Increased amount exceeds 100% but does not exceed 200% of the Project amount; 60% if the Increased amount exceeds 200% of the Project amount.
(f)	印花稅 (Stamp Duty)	:	0.05% of Selling Price of the property
(g)	住房轉讓手續費 (Housing Transferring Service Fee)	:	RMB3 per square meter for newly completed commodity house (pay by Transferor); RMB6 per square meter for existing stock house (pay by both parties on 50% share)

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
2. Land and various buildings located at No. 188 Gongnong Road Qiaoxi District Shijiazhuang City Hebei Province The PRC	The property comprises 2 parcels of land with a total site area of approximately 6,292.305 sq.m., on which are constructed 2 buildings completed in various stages between 1991 and 2004. The buildings have a total gross floor area of approximately 4,999 sq.m. The buildings mainly include office building and storehouse. The land use rights of the property were granted for terms expiring on 1 February 2054 and 8 July 2073.	The property is currently occupied by the Group for production, office and ancillary purposes.	16,668,000

Notes:

1. Pursuant to 2 State-owned Land Use Rights Grant Contracts, the land use rights of 2 parcels of land with the respective site areas of 1,376.116 sq.m. and 4,728.616 sq.m. were contracted to be granted to 中諾藥業(石家莊)有限公司(a subsidiary of the Company) for two respective terms of 50 years and 70 years for industrial use and residential use.

2. Pursuant to 2 State-owned Land Use Rights Certificates —Qiao Xi Guo Yong (2004) Di No. 016 and Qiao Xi Guo Yong (2004) Di No. 025, the land use rights of 2 parcels of land with a total site area of approximately 6,292.305 sq.m. were granted to 中諾藥業(石家莊)有限公司(a subsidiary of the Company) for terms expiring on 1 February 2054 and 8 July 2073 for industrial and residential uses respectively.

3. Pursuant to a Building Ownership Certificate — Shi Fang Quan Zheng Xi Zi Di No. 460000005, the building ownership rights of a building with a gross floor area of approximately 3,684 sq.m. are owned by 中諾藥業(石家莊)有限公司 (a subsidiary of the Company).

   For the remaining building with a gross floor area of approximately 1,315 sq.m., we have not been provided with any building ownership certificate.

4. In the valuation of this property, we have attributed no commercial value to the building with a gross floor area of approximately 1,315 sq.m. without any building ownership certificate. However, for reference purpose, we are of the opinion that the capital value of the building (excluding the land) as at the date of valuation would be RMB592,000 assuming relevant title ownership certificate had been obtained and the building could be freely transferred.

5. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

(i) The building ownership rights and land use rights of the property (excluding those parts of the property mentioned in note 4) can be used, transferred, leased and mortgaged by 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company) during the prescribed land use rights term in accordance with the PRC law.

(ii) The building ownership rights and land use rights of the property (excluding those parts of the property mentioned in note 4) do not subject to any mortgage or other encumbrances.

(iii) The building ownership rights of the building as mentioned in note 4 can be occupied, used, getting interest (right to handle is subject to limitation) by 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company). 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company) has no legal impediment in obtaining the relevant title certificate.

(iv) The following taxes and/or fees have to be paid if the properties were sold

(a)	營業稅 (Business Tax)	:	5% of the remaining amount by deducting the original acquisition price from all of the income
(b)	企業所得稅 (Enterprise Profit Tax)	:	Calculated by including the income of the selling of the property into the taxable amount of the enterprise
(c)	成市維護建設稅 (Town Maintenance Construction Tax)	:	7% for city district and 5% for county and town district
(d)	教育費附加 (Education Addition Fee)	:	3% of Business Tax
(e)	土地增值稅 (Land Value Added Tax)	:	Four levels progressive rate: Tax amount = Increased amount X Relevant tax rate Increased amount = Transferring income — Project amount Transferring income includes money income, entity income and other income Progressive rate equals to 30% if the Increased amount does not exceed 50% of the Project amount; 40% if the Increased amount exceeds 50% but does not exceed 100% of the Project amount; 50% if the Increased amount exceeds 100% but does not exceed 200% of the Project amount; 60% if the Increased amount exceeds 200% of the Project amount.
(f)	印花稅 (Stamp Duty)	:	0.05% of Selling Price of the property
(g)	住房轉讓手續費 (Housing Transferring Service Fee)	:	RMB3 per square meter for newly completed commodity house (pay by Transferor); RMB6 per square meter for existing stock house (pay by both parties on 50% share)

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
3. Land, various buildings and structures located at No. 88 Yangzi Road Economy Development Zone Shijiazhuang City Hebei Province The PRC	The property comprises a parcel of land with a site area of approximately 117,346.44 sq.m., on which are constructed 3 buildings and various ancillary structures completed in 2005. The buildings have a total gross floor area of approximately 22,806 sq.m. The buildings mainly include workshops, office building and canteen. The structures mainly include roads, walls and greenery. The land use rights of the property were granted for a term of 50 years expiring in 2055.	The property is currently occupied by the Group for production, office and ancillary purposes.	44,475,000

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract, the land use rights of a parcel of land with a site area of 266,742 sq.m. were contracted to be granted to 恩必普藥業有限公司(a subsidiary of the Company), for a term of 50 years for industrial use.

2. Pursuant to a State-owned Land Use Rights Certificate — Gao Guo Tu Yong (2006) Di No. 0001 , the land use rights of a parcel of land with a site area of approximately 117,346.44 sq.m. were granted to 石藥集團恩必普藥業有限公司(a subsidiary of the Company) for a term expiring in 2055 for industrial use.

3. For the 3 buildings with a total gross floor area of approximately 22,806 sq.m., we have not been provided with any building ownership certificate.

4. In the valuation of this property, we have attributed no commercial value to the 3 buildings with a total gross floor area of approximately 22,806 sq.m. without any building ownership certificate. However, for reference purpose, we are of the opinion that the capital value of the 3 buildings (excluding the land) as at the date of valuation would be RMB47,722,000 assuming all relevant title ownership certificates had been obtained and the buildings could be freely transferred.

5. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

(i) The land use rights of the property can be used, transferred, leased and mortgaged by 石藥集團恩必普藥業有限公司(a subsidiary of the Company) during the prescribed land use rights term in accordance with the PRC law.

(ii) The land use rights of the property do not subject to any mortgage or other encumbrances.

(iii) The building ownership rights of the buildings as mentioned in note 4 can be occupied, used, getting interest (right to handle is subject to limitation) by 石藥集團恩必普藥業有限公司(a subsidiary of the Company). 石藥集團恩必普藥業有限公司(a subsidiary of the Company) has to apply for the relevant title certificate.

(iv) The following taxes and/or fees have to be paid if the properties were sold

(a)	營業稅 (Business Tax)	:	5% of the remaining amount by deducting the original acquisition price from all of the income
(b)	企業所得稅 (Enterprise Profit Tax)	:	Calculated by including the income of the selling of the property into the taxable amount of the enterprise
(c)	成市維護建設稅 (Town Maintenance Construction Tax)	:	7% for city district and 5% for county and town district
(d)	教育費附加 (Education Addition Fee)	:	3% of Business Tax
(e)	土地增值稅 (Land Value Added Tax)	:	Four levels progressive rate: Tax amount = Increased amount X Relevant tax rate Increased amount = Transferring income — Project amount Transferring income includes money income, entity income and other income Progressive rate equals to 30% if the Increased amount does not exceed 50% of the Project amount; 40% if the Increased amount exceeds 50% but does not exceed 100% of the Project amount; 50% if the Increased amount exceeds 100% but does not exceed 200% of the Project amount; 60% if the Increased amount exceeds 200% of the Project amount.
(f)	印花稅 (Stamp Duty)	:	0.05% of Selling Price of the property
(g)	住房轉讓手續費 (Housing Transferring Service Fee)	:	RMB3 per square meter for newly completed commodity house (pay by Transferor); RMB6 per square meter for existing stock house (pay by both parties on 50% share)

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
4. Land, various buildings and structures located at No. 236 Huanghe Road Gaoxin District Shijiazhuang City Hebei Province The PRC	The property comprises 4 parcels of land with a total site area of approximately 228,506.811 sq.m., on which are constructed 58 buildings and various ancillary structures completed in various stages between 1996 and 2006. The buildings have a total gross floor area of approximately 155,600.49 sq.m. The buildings mainly include workshops, office building and storehouse. The structures mainly include roads, walls and ponds. The land use rights of 3 parcels of land of the property were granted for various terms expiring on 7 April 2025, 25 December 2032 and 19 May 2032.	The property is currently occupied by the Group for production, office and ancillary purposes.	75,737,000

Notes:

1. Pursuant to 4 State-owned Land Use Rights Grant Contracts, the land use rights of 4 parcels of land with the respective site areas of 40,935 sq.m., 31,296 sq.m., 29,233 sq.m. and 127,867.027 sq.m. were contracted to be granted to 維生藥業(石家莊)有限公司(a subsidiary of the Company) and 維泰化工(石家莊)有限公司(a subsidiary of the Company) with expiry dates on 7 April 2025 and 19 May 2032 for industrial use.

2. Pursuant to 3 State-owned Land Use Rights Certificates — Shi Kai (Dong) Guo Yong (2005) Zi Di Nos. 103 and 104, Shi Kai (Dong) Guo Yong (2006) Di No. 116, the land use rights of 3 parcels of land with a total site area of approximately 100,639.784 sq.m. were granted to 維生藥業(石家莊)有限公司(a subsidiary of the Company) and 維泰化工(石家莊)有限公司(a subsidiary of the Company) for terms expiring on 7 April 2025, 25 December 2032 and 19 May 2032 for industrial use.

   For the remaining parcel of land with a site area of approximately 127,867.027 sq.m., we have not been provided with any Land Use Rights Certificate.

3. For the 58 buildings with a total gross floor area of approximately 155,600.49 sq.m., we have not been provided with any building ownership certificate.

4. In the valuation of this property, we have attributed no commercial value to the 58 buildings with a total gross floor area of approximately 155,600.49 sq.m. without any building ownership certificate and the parcel of land with a site area of approximately 127,867.027 sq.m. without land use rights certificate. However, for reference purpose, we are of the opinion that the capital value of the 58 buildings and the parcel of land as at the date of valuation would be RMB278,803,000 assuming the building ownership certificates and granted land use rights certificate had been obtained and the property could be freely transferred.

5. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

(i) The land use rights of the property (excluding those parts of the property mentioned in note 4) can be used, transferred, leased and mortgaged by 石藥集團維生藥業(石家莊)有限公司(a subsidiary of the Company) and 維泰化工(石家莊)有限公司(a subsidiary of the Company) during the prescribed land use rights term in accordance with the PRC law.

(ii) The land use rights of the property (excluding those parts of the property mentioned in note 4) do not subject to any mortgage or other encumbrances.

(iii) The building ownership rights and land use rights of the property as mentioned in note 4 can be occupied, used, getting interest (right to handle is subject to limitation) by 石藥集團維生藥業(石家莊)有限公司(a subsidiary of the Company) and 維泰化工(石家莊)有限公司(a subsidiary of the Company). 石藥集團維生藥業(石家莊)有限公司(a subsidiary of the Company) and 維泰化工(石家莊)有限公司(a subsidiary of the Company) have no legal impediment in obtaining the relevant title certificates.

(iv) The following taxes and/or fees have to be paid if the properties were sold

(a)	營業税 (Business Tax)	:	5% of the remaining amount by deducting the original acquisition price from all of the income
(b)	企業所得税 (Enterprise Profit Tax)	:	Calculated by including the income of the selling of the property into the taxable amount of the enterprise
(c)	成市維護建設税 (Town Maintenance Construction Tax)	:	7% for city district and 5% for county and town district
(d)	教育費附加 (Education Addition Fee)	:	3% of Business Tax
(e)	土地增值税 (Land Value Added Tax)	:	Four levels progressive rate: Tax amount = Increased amount X Relevant tax rate Increased amount = Transferring income — Project amount Transferring income includes money income, entity income and other income Progressive rate equals to 30% if the Increased amount does not exceed 50% of the Project amount; 40% if the Increased amount exceeds 50% but does not exceed 100% of the Project amount; 50% if the Increased amount exceeds 100% but does not exceed 200% of the Project amount; 60% if the Increased amount exceeds 200% of the Project amount.
(f)	印花税 (Stamp Duty)	:	0.05% of Selling Price of the property
(g)	住房轉讓手續費 (Housing Transferring Service Fee)	:	RMB3 per square meter for newly completed commodity house (pay by Transferor); RMB6 per square meter for existing stock house (pay by both parties on 50% share)

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
5. Land, various buildings and structures located at Tuodian Industrial Park Yanshan Camp Tuoketuo County Inner Mongolia Autonomous Region The PRC	The property comprises 2 parcels of land with a total site area of approximately 666,840 sq.m., on which are constructed 11 buildings and various ancillary structures completed in various stages between 2005 and 2007. The buildings have a total gross floor area of approximately 69,914.1 sq.m. The buildings mainly include workshops and storehouse. The structures mainly include well, waster depot and sheds. The property also comprises a building which was under construction (the "CIP") as at the date of valuation. The CIP is scheduled to be completed in October 2007. The planned gross floor area of the building upon completion will be approximately 4,650 sq.m. The building cost is estimated to be approximately RMB5,600,000, of which approximately RMB61,000 has been paid up to the date of valuation. The land use rights of the property were granted for a term of 50 years expiring on 30 June 2056.	The property is currently occupied by the Group for production, office and ancillary purposes.	No commercial value

Notes:

1. Pursuant to an agreement entered into between 內蒙古呼和浩特市托克托縣人民政府(an independent third party) and 石藥集團中潤製藥(內蒙古)有限公司(a subsidiary of the Company), the land use rights of a parcel of land with a site area of 666,670 sq.m. were contracted to be granted to 石藥集團中潤製藥(內蒙古)有限公司(a subsidiary of the Company) for a term of 50 years for industrial use.

2. Pursuant to a State-owned Land Use Rights Certificate — Tuo Guo Yong (2006) Di No. 0820, the land use rights of a parcel of land with a site area of approximately 400,040 sq.m. were granted to 石藥集團中潤製藥(內蒙古)有限公司(a subsidiary of the Company) for a term expiring on 30 June 2056 for industrial use.

   For the remaining parcel of land with a site area of approximately 266,800 sq.m., we have not been provided with any Land Use Rights Certificate.

3. For the 11 buildings with a total gross floor area of approximately 69,914.1 sq.m., we have not been provided with any building ownership certificate.

4. In the valuation of this property, we have attributed no commercial value to the 11 buildings with a total gross floor area of approximately 69,914.1 sq.m. without any building ownership certificate; the parcel of land with a site area of approximately 266,800 sq.m. without any land use rights certificate; the parcel of land with a site area of 400,040 sq.m. of which the right to handle is subject to limitation and the CIP without any construction permit. However, for reference purpose, we are of the opinion that the capital value of the 11 buildings, the two parcels of land and the CIP as at the date of valuation would be RMB167,756,000 assuming all relevant building ownership certificates, granted land use rights certificate and construction permits had been obtained and could be freely transferred.

5. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   (i) The land use rights of the property with a site area of 400,040 sq.m. can be occupied, used, getting interest (the right to handle is subject to limitation) by 石藥集團中潤製藥(內蒙古)有限公司(a subsidiary of the Company) during the prescribed land use rights term in accordance with the PRC law. The land use rights do not subject to any mortgage or other encumbrances.

   (ii) The building ownership rights of the buildings with a total gross floor area of approximately 69,914.1 sq.m. and land use rights of the land with a site area of approximately 266,800 sq.m. can be occupied, used and getting interest (the right to handle is subject to limitation) by 石藥集團中潤製藥(內蒙古)有限公司(a subsidiary of the Company). 石藥集團中潤製藥(內蒙古)有限公司(a subsidiary of the Company) has no legal impediment in obtaining the relevant title certificates.

   (iii) 石藥集團中潤製藥(內蒙古)有限公司(a subsidiary of the Company) has to apply for the relevant construction permits of the CIP.

   (iv) The following taxes and/or fees have to be paid if the properties were sold

(a)	營業稅 (Business Tax)	:	5% of the remaining amount by deducting the original acquisition price from all of the income
(b)	企業所得稅 (Enterprise Profit Tax)	:	Calculated by including the income of the selling of the property into the taxable amount of the enterprise
(c)	成市維護建設稅 (Town Maintenance Construction Tax)	:	7% for city district and 5% for county and town district
(d)	教育費附加 (Education Addition Fee)	:	3% of Business Tax
(e)	土地增值稅 (Land Value Added Tax)	:	Four levels progressive rate: Tax amount = Increased amount X Relevant tax rate Increased amount = Transferring income — Project amount Transferring income includes money income, entity income and other income Progressive rate equals to 30% if the Increased amount does not exceed 50% of the Project amount; 40% if the Increased amount exceeds 50% but does not exceed 100% of the Project amount; 50% if the Increased amount exceeds 100% but does not exceed 200% of the Project amount; 60% if the Increased amount exceeds 200% of the Project amount.
(f)	印花稅 (Stamp Duty)	:	0.05% of Selling Price of the property
(g)	住房轉讓手續費 (Housing Transferring Service Fee)	:	RMB3 per square meter for newly completed commodity house (pay by Transferor); RMB6 per square meter for existing stock house (pay by both parties on 50% share)

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
6. Various buildings and structures located Tuodian Industrial Park Yanshan Camp Tuoketuo County Inner Mongolia Autonomous Region The PRC	The property comprises 22 buildings and various ancillary structures completed in various stages between 2005 and 2007. The buildings have a total gross floor area of approximately 62,257.87 sq.m. The buildings mainly include workshops, office building, canteen and dormitory. The structures mainly include roads, walls, well, chimney and ponds.	The property is currently occupied by the Group for production, office and ancillary purposes.	No commercial value

Notes:

1. For the 22 buildings with a total gross floor area of approximately 62,257.87 sq.m., we have not been provided with any building ownership certificate.

2. In the valuation of this property, we have attributed no commercial value to the 22 buildings with a total gross floor area of approximately 62,257.87 sq.m. without any building ownership certificate and structures. However, for reference purpose, we are of the opinion that the capital value of the 22 buildings and structures (excluding the land) as at the date of valuation would be RMB156,396,000 assuming all relevant title ownership certificates had been obtained and the buildings and structures could be freely transferred.

3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   (i) The buildings of the property can be occupied, used and getting interest (the right to handle is subject to limitation) by 石藥集團中禾製藥(內蒙古)有限公司(a subsidiary of the Company) and 內蒙古中興源污水處理有限公司(a subsidiary of the Company). 石藥集團中禾製藥(內蒙古)有限公司(a subsidiary of the Company) and 內蒙古中興源污水處理有限公司(a subsidiary of the Company) have no legal impediment in obtaining the relevant title certificates.

(ii) The following taxes and/or fees have to be paid if the properties were sold

(a)	營業稅 (Business Tax)	:	5% of the remaining amount by deducting the original acquisition price from all of the income
(b)	企業所得稅 (Enterprise Profit Tax)	:	Calculated by including the income of the selling of the property into the taxable amount of the enterprise
(c)	成市維護建設稅 (Town Maintenance Construction Tax)	:	7% for city district and 5% for county and town district
(d)	教育費附加 (Education Addition Fee)	:	3% of Business Tax
(e)	土地增值稅 (Land Value Added Tax)	:	Four levels progressive rate: Tax amount = Increased amount X Relevant tax rate Increased amount = Transferring income — Project amount Transferring income includes money income, entity income and other income Progressive rate equals to 30% if the Increased amount does not exceed 50% of the Project amount; 40% if the Increased amount exceeds 50% but does not exceed 100% of the Project amount; 50% if the Increased amount exceeds 100% but does not exceed 200% of the Project amount; 60% if the Increased amount exceeds 200% of the Project amount.
(f)	印花稅 (Stamp Duty)	:	0.05% of Selling Price of the property
(g)	住房轉讓手續費 (Housing Transferring Service Fee)	:	RMB3 per square meter for newly completed commodity house (pay by Transferor); RMB6 per square meter for existing stock house (pay by both parties on 50% share)

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
7. A building and various structures located at No. 276 Zhongshan West Road Qiaoxi District Shijiazhuang City Hebei Province The PRC	The property comprises a building and various ancillary structures completed in various stages between 1982 and 2002. The building has a gross floor area of approximately 4,843.58 sq.m. The building is a scientific research building. The structures include roads and conduit.	The property is currently occupied by the Group for production ,office and ancillary purposes.	No commercial value

Notes:

1. Pursuant to a Building Ownership Certificate — Shi Fang Quan Zheng Xi Zi Di No. 450000109, the building ownership rights of a building with a gross floor area of approximately 4,843.58 sq.m. are owned by 石家莊製藥集團製藥技術開發有限公司(a company formerly owned by SPG).

2. In the valuation of this property, we have attributed no commercial value to the building with a gross floor area of approximately 4,843.58 sq.m. and structures of which the title is under transferring to 石藥集團中奇製藥技術有限公司(a subsidiary of the Company). However, for reference purpose, we are of the opinion that the capital value of the buildings and structures (excluding the land) as at the date of valuation would be RMB7,278,000 assuming all relevant title ownership certificates had been obtained and the building and structures could be freely transferred.

3. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   (i) The title of the property is under transferring to 石藥集團中奇製藥技術有限公司(a subsidiary of the Company). 石藥集團中奇製藥技術有限公司(a subsidiary of the Company) can occupy, use and get interest (the right to handle is subject to limitation) from the property.

(ii) The property does not subject to any mortgage or other encumbrances.

(iii) The following taxes and/or fees have to be paid if the properties were sold

(a)	營業税 (Business Tax)	:	5% of the remaining amount by deducting the original acquisition price from all of the income
(b)	企業所得税 (Enterprise Profit Tax)	:	Calculated by including the income of the selling of the property into the taxable amount of the enterprise
(c)	成市維護建設税 (Town Maintenance Construction Tax)	:	7% for city district and 5% for county and town district
(d)	教育費附加 (Education Addition Fee)	:	3% of Business Tax
(e)	土地增值税 (Land Value Added Tax)	:	Four levels progressive rate: Tax amount = Increased amount X Relevant tax rate Increased amount = Transferring income — Project amount Transferring income includes money income, entity income and other income Progressive rate equals to 30% if the Increased amount does not exceed 50% of the Project amount; 40% if the Increased amount exceeds 50% but does not exceed 100% of the Project amount; 50% if the Increased amount exceeds 100% but does not exceed 200% of the Project amount; 60% if the Increased amount exceeds 200% of the Project amount.
(f)	印花税 (Stamp Duty)	:	0.05% of Selling Price of the property
(g)	住房轉讓手續費 (Housing Transferring Service Fee)	:	RMB3 per square meter for newly completed commodity house (pay by Transferor); RMB6 per square meter for existing stock house (pay by both parties on 50% share)

VALUATION CERTIFICATE

GROUP II — PROPERTY INTERESTS RENTED AND OCCUPIED BY THE GROUP IN THE PRC

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
8. Land, various buildings and structures located at No. 6 Huaxing Road Shijiazhuang City Hebei Province The PRC	The property comprises a parcel of land with a site area of approximately 32,027.476 sq.m., leased to the Group ("Leased Land"), on which are constructed 34 buildings and various ancillary structures with a total gross floor area of approximately 27,418.15 sq.m. Among these buildings, the buildings with a total gross floor area of approximately 17,940.65 sq.m. are leased to the Group ("Leased Buildings") and the buildings with a total gross floor area of approximately 9,477.5 sq.m. are held by the Group ("Owned Buildings"). The buildings were completed in various stages between 1988 and 2004. The buildings and various ancillary structures mainly include workshops, office building, canteen, wall and road.	The property is occupied by the Group for office and production purposes.	No commercial value

Note:

1. Pursuant to a Tenancy Agreement entered into between 石家莊製藥集團有限公司(the controlling shareholder of the Company) and 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company), the Leased Land and Leased Buildings were rented to 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company) for a term commencing from 1 August 2005 and expiring on 31 July 2008 at an annual rent of RMB1,110,000.

2. The 2 buildings of the property with a total gross floor area of approximately 9,477.5 sq.m. and various ancillary structures were held by 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company). We have not been provided with any title certificate to these buildings, we, therefore, do not attribute any commercial value to them. However, for reference purpose, we are of the opinion that the capital value of these buildings and structures (excluding the land) as at the date of valuation would be RMB7,465,000 assuming all relevant title ownership certificates had been obtained and the buildings and structures could be freely transferred.

3. We have been provided with a legal opinion on the legality of the lease agreements to the properties issued by the Company's PRC legal advisers, which contains, inter alia, the following:

   (i) The tenancy agreement is valid, binding and enforceable under the PRC laws.

   (ii) The property can be occupied, used and getting interest by the Group.

   (iii) 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company) has to apply for the relevant title certificate of the buildings as mentioned in note 2.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
9. Land, various buildings and structures located at No. 188 Gongnong Road Qiaoxi District Shijiazhuang City Hebei Province The PRC	The property comprises a parcel of land with a site area of approximately 14,332.7 sq.m., leased to the Group ("Leased Land"), on which are constructed 10 buildings and various ancillary structures with a total gross floor area of approximately 22,423.41 sq.m. Among these buildings, the buildings with a total gross floor area of approximately 21,883.81 sq.m. are leased to the Group ("Leased Buildings") and the buildings with a total gross floor area of approximately 539.6 sq.m. are held by the Group ("Owned Buidlings"). The buildings were completed in various stages between 2002 and 2004. The buildings and various ancillary structures mainly include workshops, office building, canteen, wall and road.	The property is occupied by the Group for office and production purposes.	No commercial value

Note:

1. Pursuant to a Tenancy Agreement entered into between 石家莊製藥集團有限公司(the controlling shareholder of the Company) and 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company), the Leased Land and Leased Buildings were rented to 石藥集團中諾藥業(石家莊)有限公司 (a subsidiary of the Company) for a term commencing from 5 July 2005 and expiring on 5 June 2008 at an annual rent of RMB4,903,141 (including Properties 9, 10 and 11).

2. The 2 buildings of the property with a total gross floor area of approximately 539.6 sq.m. and various ancillary structures were held by 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company). We have not been provided with any title certificate to these buildings, we therefore do not attribute any commercial value to them. However, for reference purpose, we are of the opinion that the capital value of these buildings and structures (excluding the land) as at the date of valuation would be RMB1,178,000 assuming all relevant title ownership certificates had been obtained and the buildings and structures could be freely transferred.

3. We have been provided with a legal opinion on the legality of the lease agreements to the properties issued by the Company's PRC legal advisers, which contains, inter alia, the following:

   (i) The tenancy agreement is valid, binding and enforceable under the PRC laws.

   (ii) The property can be legally occupied, used and getting interest by the Group.

   (iii) 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company) has to apply for the relevant title certificate of the buildings as mentioned in note 2.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
10. Land and various buildings located at No. 496 Heping East Road Chang'an District Shijiazhuang City Hebei Province The PRC	The property comprises a parcel of land with a site area of approximately 12,604 sq.m., on which are constructed various buildings with a total gross floor area of approximately 6,881.66 sq.m. The buildings mainly include workshops, office building and canteen.	The property is occupied by the Group for office and production purposes.	No commercial value

Note:

1. Pursuant to a Tenancy Agreement entered into between 石家莊製業集團有限公司(the controlling shareholder of the Company) and 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company), the property was rented to 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company) for a term commencing from 5 July 2005 and expiring on 5 June 2008 at an annual rent of RMB4,903,141 (including Properties 9, 10 and 11).

2. We have been provided with a legal opinion on the legality of the lease agreements to the properties issued by the Company's PRC legal advisers, which contains, inter alia, the following:

   (i) The tenancy agreement is valid, binding and enforceable under the PRC laws.

   (ii) The property can be legally occupied, used and getting interest by the Group.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
11. Land and building located at No. 2 Jingshitiao Road Qiaoxi District Shijiazhuang City Hebei Province The PRC	The property comprises a parcel of land with a site area of approximately 1,217 sq.m., on which is constructed a building with a gross floor area of approximately 1,635.22 sq.m. The building is a dormitory building.	The property is occupied by the Group for residential purpose.	No commercial value

Note:

1. Pursuant to a Tenancy Agreement entered into between 石家莊製藥集團有限公司(the controlling shareholder of the Company) and 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company), the property was rented to 石藥集團中諾藥業(石家莊)有限公司(a subsidiary of the Company) for a term commencing from 5 July 2005 and expiring on 5 June 2008 at an annual rent of RMB4,903,141 (including Properties 9, 10 and 11).

2. We have been provided with a legal opinion on the legality of the lease agreements to the properties issued by the Company's PRC legal advisers, which contains, inter alia, the following:

   (i) The tenancy agreement is valid, binding and enforceable under the PRC laws.

   (ii) The property can be legally occupied, used and getting interest by the Group.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
12. Land, various buildings and structures located No. 47 Fengshou Road Shijiazhuang City Hebei Province The PRC	The property comprises a parcel of land with a site area of approximately 22,419.78 sq.m., leased to the Group ("Leased Land 1"), on which are constructed 6 buildings and various ancillary structures with a total gross floor area of approximately 3,257.22 sq.m., which are held by the Group ("Owned Buildings"). The buildings were completed in various stages between 2000 and 2005. The buildings and various ancillary structures mainly include composite building, machine room and ponds. The property also comprises a parcel of vacant land with a site area of approximately 16,000 sq.m. ("Leased Land 2").	The property is currently occupied by the Group for production purposes.	No commercial value

Note:

1. Pursuant to 2 Tenancy Agreements entered into between 石家莊橋東區桃園鎮桃園村民委員會(independent third party) and 石藥集團河北中潤藥業有限公司(a subsidiary of the Company), the Leased Land 1 and Leased Land 2 were rented to 石藥集團河北中潤藥業有限公司(a subsidiary of the Company) for a term commencing from 1 January 2005 and expiring on 31 December 2006 at an annual rent of RMB773,490 and for a term commencing from 1 January 2007 and expiring on 31 December 2026 at an annual rent of RMB480,000 respectively.

2. 5 buildings of the property with a total gross floor area of approximately 2,407.22 sq.m. and various ancillary structures were held by 石藥集團河北中潤藥業有限公司(a subsidiary of the Company) and a building of the property with a gross floor area of approximately 850 sq.m. was held by 石藥集團河北中潤化工有限公司(a subsidiary of the Company). We have not been provided with any title certificate to these buildings, we therefore do not attribute any commercial value to them. However, for reference purpose, we are of the opinion that the capital value of these buildings and structures (excluding the land) as at the date of valuation would be RMB29,075,000 assuming all relevant title ownership certificates had been obtained and the buildings and structures could be freely transferred.

3. We have been provided with a legal opinion on the legality of the lease agreements to the properties issued by the Company's PRC legal advisers, which contains, inter alia, the following:

   (i) The nature of the land is farm land. It should apply for approval of change in nature and granting procedures.

   (ii) The property can be occupied, used and getting interest (right to handle is subject to limitation) by the Group. The Group should apply for the relevant title certificates of the buildings.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
13. Land, various buildings and structures located at Yinxing Fertilizer Plant Douyu Huafei Chang Road Shijiazhuang City Hebei Province The PRC	The property comprises a site and various buildings and structures erected thereon ("Leased Property") and 7 buildings with a total gross floor area of approximately 2,550.92 sq.m. erected thereon ("Owned Buildings"). The buildings were completed in about 2005. The buildings and structures mainly include workshops, office building, canteen and storehouse.	The property is occupied by the Group for office and production purposes.	No commercial value

Note:

1. Pursuant to a Tenancy Agreement entered into between 石家莊市銀星化肥廠(an independent third party) and 河北中潤製藥有限公司(a subsidiary of the Company), the Leased Property was rented to 河北中潤製藥有限公司 for a term commencing from 1 February 2004 and expiring on 1 February 2014 at an annual rent of RMB120,000.

2. 7 buildings of the property with a total gross floor area of approximately 2,550.92 sq.m. were held by 河北中潤生態環保有限公司(a subsidiary of the Company). We have not been provided with any title certificate to these buildings, we, therefore, do not attribute any commercial value to them. However, for reference purpose, we are of the opinion that the capital value of these buildings (excluding the land) as at the date of valuation would be RMB2,036,000 assuming all relevant title ownership certificates had been obtained and the buildings could be freely transferred.

3. We have been provided with a legal opinion on the legality of the lease agreements to the properties issued by the Company's PRC legal advisers, which contains, inter alia, the following:

   (i) The Leased Property can be occupied, used and getting interest by the Group.

   (ii) The Group can occupy, use, get interest (right to handle is subject to limitation) from the Owned Buildings. However, the Group should apply for the relevant title certificates of the Owned Buildings.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
14. A building located at No. 276 Zhongshan West Road Shijiazhuang City Hebei Province The PRC	The property comprises a building with a gross floor area of approximately 6,700 sq.m. The building is an office building.	The property is occupied by the Group for office purpose.	No commercial value

Note:

1. Pursuant to a Tenancy Agreement entered into between 石家莊製藥集團歐意藥業有限公司(an independent third party) and 維生藥業(石家莊)有限公司(a subsidiary of the Company), the property was rented to 維生藥業(石家莊)有限公司(a subsidiary of the Company) for a term commencing from 1 September 2004 and expiring on 31 August 2007 at an annual rent of RMB1,977,840.

2. We have been provided with a legal opinion on the legality of the lease agreements to the properties issued by the Company's PRC legal advisers, which contains, inter alia, the following:

   (i) The tenancy agreement is valid, binding and enforceable under the PRC laws.

   (ii) The property can be occupied, used and getting interest by the Group.

VALUATION CERTIFICATE

GROUP III — PROPERTY INTERESTS RENTED AND OCCUPIED BY THE GROUP IN HONG KONG

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
15. Flat B, 19/F King Kwong Mansion, 8 King Kwong Street, Happy Valley Hong Kong	The property comprises a unit on the 19th floor of a 22-storey composite building completed in about 1989. The property has a gross floor area of approximately 401 sq.ft. (37.25 sq.m.). The property is rented to China Pharmaceutical Group Limited from Fong Kwan Ho, Jonia / Hew Yew Wah, independent third parties, for a term of 1 year commencing from 10 July 2006 and expiring on 9 July 2007, at a monthly rent of HK$8,400 inclusive of rates, government rent and management fees.	The property is currently occupied by the Group for residential purpose.	No commercial value

Notes:

1. The registered owner of the property is Sunny Profit Trading Limited (an independent third party) vide Memorial No. 07032701990229 dated 2 March 2007.

2. The property is subject to a Deed of Mutual Covenant vide Memorial No. UB4146214 dated 28 June 1989.

3. The property is subject to a legal charge in favour of Hang Seng Bank Limited vide Memorial No. 07032701990237 dated 2 March 2007.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
16. Flat No. 1905, 19/F Block F, Healthy Gardens, 560 King's Road, North Point, Hong Kong	The property comprises a unit on the 19th floor of a 26-storey residential building completed in about 1979. The property has a gross floor area of approximately 507 sq.ft. (47.10 sq.m.). The property is rented to Golden Wing Limited (a subsidiary of the Company) from Chow Siu Chun, an independent third party, for a term of 2 years commencing from 25 September 2006 and expiring on 24 September 2008, at a monthly rent of HK$9,000 (inclusive of rates, government rent and management fees).	The property is currently occupied by the Group for residential purpose.	No commercial value

Notes:

1. The registered owner of the property is Chow Siu Chun (an independent third party) vide Memorial No. UB7436850 dated 27 February 1998.

2. The property is subject to a Deed of Mutual Covenant vide Memorial No. UB1851629 dated 28 February 1980.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 May 2007 *RMB*
17. Office Unit No. 3805, 38/F, Central Plaza, No. 18 Harbour Road, Wanchai, Hong Kong	The property comprises a unit on the 38th floor of a 78-storey commercial building completed in about 1992. The unit has a saleable area of approximately 4,887 sq.ft. (454.01 sq.m.). The property is rented to China Pharmaceutical Group Limited from Cheer City Properties Limited and Protasan Limited, independent third parties, for a term of 2 years commencing from 2 June 2006 and expiring on 1 June 2008, at a monthly rent of HK$156,384 (exclusive of rates and management fees).	The property is currently occupied by the Group for office purpose.	No commercial value

Notes:

1. The registered owner of the property is Cheer City Properties Limited (1/2) (an independent third party) and Protasan Limited (1/2) (an independent third party) vide Memorial No. UB7436850 dated 27 February 1998.

2. The property is subject to a Debenture and Mortgage and a Supplement to security documents by Cheer City Properties Limited (Re 1/2 share) in favour of Hang Seng Finance Limited "Agent" in its own right and as agent for and on behalf of the banks vide Memorial No. UB8037273 and UB8813738 dated 27 March 2002 and 29 October 2002 respectively.

1. RESPONSIBILITY STATEMENT

The information contained in this Composite Offer Document (other than those relating to SPG after and including Completion, Legend Holdings, the Offeror, the terms and conditions of the General Offer and the Offeror's intention regarding the Group) is supplied by the Directors. The Directors jointly and severally accept full responsibility for the accuracy of the information (other than that relating to SPG after and including Completion, Legend Holdings, the Offeror and SASAC) contained in this document and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions (other than those expressed by SPG after and including Completion, Legend Holdings, the Offeror and SASAC) expressed in this document have been arrived at after due and careful consideration and there are no other facts (other than those relating to SPG after and including Completion, Legend Holdings, the Offeror and SASAC) not contained in this document, the omission of which would make any statement in this document misleading.

The directors of Legend Holdings jointly and severally accept full responsibility for the accuracy of the information (other than that relating to SPG prior to Completion and the Company) contained in this document and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions (other than those expressed by SPG prior to Completion and the Company) expressed in this document have been arrived at after due and careful consideration and there are no other facts (other than those relating to SPG prior to Completion and the Company) not contained in this document, the omission of which would make any statement in this document misleading.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information (other than those relating to SPG prior to Completion and the Company) contained in this document and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this document (other than those expressed by SPG prior to Completion and the Company) have been arrived at after due and careful consideration and that there are no other facts (other than those relating to SPG prior to Completion and the Company) not contained in this document, the omission of which would make any statement in the document misleading.

2. SHARE CAPITAL OF THE COMPANY

(a) Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:

HK$300,000,000 divided into 3,000,000,000 Shares

Issued and fully paid up or credited as fully paid up:

HK$153,812,466.10 divided into 1,538,124,661 Shares

No Shares have been issued since 31 December 2006 and up to the Latest Practicable Date. All the issued Shares rank pari passu in all respects including its rights and entitlements as to dividends, voting rights and return of capital.

As at the Latest Practicable Date, the Company has no outstanding options, warrants, derivatives or other securities carrying rights of conversion into or exchange or subscription for the Shares.

(b) Listing

The Shares are listed and traded on the main board of the Stock Exchange. No part of the issued share capital of the Company is listed or dealt in, nor is any listing of or permission to deal in the Shares being proposed or to be sought on, any other stock exchange.

3. DISCLOSURE OF INTERESTS

(a) Interests of the Directors

At the Latest Practicable Date, save as disclosed in section 3(a) of this appendix, none of the Directors or chief executive of the Company had, any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provision of the SFO) or are required to be entered in the register pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Interest in Shares:

Name of director	Capacity	Number of Shares held	Approximate percentage of the issued share capital of the Company
Mr. Cai Dongchen	Beneficial owner	2,000,000	0.13%
Mr. Chak Kin Man	Beneficial owner	4,000	0.00026%

(b) Interests of substantial shareholders

So far as is known to the Directors, as at the Latest Practicable Date, other than the interests and short positions of the Directors and chief executives of the Company as disclosed above, the following persons had the following interests and short positions in the Shares and underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provision of Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of shares capital carrying rights to vote in all circumstances at general meeting of any member of the Group:

Name of substantial shareholder	Capacity	Number of Shares held	Approximate percentage of the issued share capital of the Company
聯想控股有限公司 (Legend Holdings Limited)	Interest of a controlled corporation	783,316,161 *(Note)*	50.93%
聯想控股有限公司職工持股會 (Employees' Shareholding Society of Legend Holdings Ltd)	Interest of a controlled corporation	783,316,161 *(Note)*	50.93%
SPG	Beneficial owner and controlled corporation	783,316,161 *(Note)*	50.93%

Note: In respect of the 783,316,161 shares, 773,436,399 shares are held by SPG and 9,879,762 shares are held by CCPCL, a wholly-owned subsidiary of SPG. The entire shareholding interest of SPG is held by Legend Holdings Limited.

Save as disclosed above, the Directors or chief executive of the Company are not aware of any other person (other than a Director or chief executive of the Company), who, as at the Latest Practicable Date, had interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provision of Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of shares capital carrying rights to vote in all circumstances at general meeting of any member of the Group.

(c) Interests in the Company

As at the Latest Practicable Date, Legend Holdings, the Offeror and parties acting in concert with any of them, held 783,316,161 Shares through SPG , representing approximately 50.93 per cent. of the total issued share capital of the Company, which were acquired by Legend Holdings under the Agreement. Save as aforesaid, during the period commencing six months immediately prior to the Announcement up to and including the Latest Practicable Date, neither the Offeror, Legend Holdings or parties acting in concert with any of them, had dealt in any securities of the Company.

Save as disclosed above, during the period commencing six months immediately prior to the Announcement up to and including the Latest Practicable Date, directors of the Offeror and Legend Holdings, have not had any interest in any securities of the Company.

As at the Latest Practicable Date, save for the agreement in relation to the Loan Facility, there was no agreement, arrangement or understanding between the Offeror and any other person for the transfer, charge or pledge of the beneficial interests in the Shares acquired in pursuance of the General Offer.

Security provided by the Offeror in relation the Loan Facility includes:

(i) Charge over US$ time deposit in the amount equivalent to HK$550 million in the name of the Offeror and such charged deposit should be applied to repay the Loan Facility;

(ii) Legal charge over all Shares purchased through the General Offer from the proceeds of the Loan Facility only if the drawdown amount in aggregate is equivalent to or over HK$550 million; and

(iii) Equitable charge over all shares of the Offeror.

(d) Interests in the Offeror

As at the Latest Practicable Date, neither the Company nor any Directors owned or controlled any shares of the Offeror.

(e) Other interests

As at the Latest Practicable Date,

(i) none of the subsidiaries, pension fund of the Company or its subsidiaries owned or controlled any securities in the Company;

(ii) none of the advisers to the Company as specified in class (2) of the definition of associate under the Takecovers Code but excluding exempt principal traders owned or controlled any securities in the Company;

(iii) no person had an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Offeror, or any person acting in concert with it, or the Company or with any person who is an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of associate;

(iv) no Shares, options, warrants, derivatives or securities convertible into Shares were managed on a discretionary basis by fund managers connected with the Company; and

(v) none of the Directors has any intention to accept the General Offer.

4. DEALINGS IN SECURITIES

During the period commencing six months immediately prior to the Announcement up to and including the Latest Practicable Date,

(i) neither the Company nor any of the Directors had dealt for value in the securities of the Offeror or the Company;

(ii) none of the subsidiaries of the Company, any pension funds of the Company or any of its subsidiaries, nor any of the advisers to the Company as specified in class (2) of the definition of associate under the Takeovers Code but excluding exempt principal traders had dealt for value in any securities of the Company;

(iii) no persons who had any arrangement of the kind referred to in note 8 to Rule 22 of the Takeovers Code with the Offeror, the Company or with any person who is acting in concert with the Offeror, the Company or with any person who is an associate of the Offeror or an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of associate had dealt for value in any securities in the Company; and

(iv) no fund manager (other than exempt fund manager) who managed on a discretionary basis connected with the Company had dealt for value in any securities in the Company.

5. MARKET PRICES

The table below shows the closing prices of the Shares quoted on the Stock Exchange on (i) the last trading day for each of the six calendar months immediately preceding the commencement of the offer period and ending on the Latest Practicable Date:

Date	Closing price per Share *HK$*
30 November 2006	1.21
29 December 2006	1.10
31 January 2007	1.27
28 February 2007	1.37
30 March 2007	1.32
30 April 2007	1.73
31 May 2007	3.00
29 June 2007	2.51
Latest Practicable Date	3.15

The closing price of the Shares quoted on the Stock Exchange on 7 May 2007, being the last business day immediately preceding the Announcement, was HK$1.83 per Share. The highest and lowest closing prices of the Shares as quoted on the Stock Exchange during the Relevant Period were HK$3.11 per Share on 25 May 2007 and HK$0.94 per Share on 7 November 2006 respectively.

6. MATERIAL LITIGATION

As disclosed in the announcement of the Company dated 22 February 2005, the Company and one of its subsidiaries are named as, among others, defendants in a number of antitrust complaints filed in the United States. It is alleged that certain manufacturers of vitamin C in the PRC have since at least December 2001 conspired to control prices and volumes of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws of the United States. It is also alleged in the antitrust complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and, therefore, suffered losses. The plaintiffs purported to bring these cases on behalf of direct purchasers under federal antitrust laws of the United States and indirect purchasers under various state antitrust laws. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Subsequent to the above-mentioned announcement, there were some other complaints with the same nature as the antitrust complaints in the United States. As at the Latest Practicable Date, four antitrust complaints have been served on the Company and two antitrust complaints have been served on the subsidiary in different courts. Our legal adviser has successfully consolidated all such cases to be heard in the Federal Court of New York.

On 3 May 2006, the first court meeting was held before a judge of the U.S. District Court for the Eastern District of New York and legal advisers of the defendants and plaintiffs. In February 2007, the direct purchaser plaintiff amended its claim and requested that only direct purchasers of vitamin C who had not entered into any agreements containing arbitration clauses could be part of the class of purchasers it seeks to represent. On 5 June 2007, the court heard the defendants' motions to dismiss based on the legal principles of act of state, foreign sovereign compulsion and international comity. The court has taken those motions under advisement and it is not known when a ruling will be forthcoming.

According to the latest timetable fixed by the court, submissions concerning whether the direct purchaser case may proceed as a class action will be made in May to August 2007, fact discovery is scheduled to be concluded by 29 February 2008, expert discovery is scheduled to be concluded by 19 September 2008 and a pre-trial hearing will be held on 11 November 2008. The action is still in the stage of class discovery. The court has set 2 August 2007 as the last day for the defendants to file their responses to plaintiffs' motions for class certification.

The Directors and management of the Company intend to contest the claims set out in the antitrust complaints vigorously. The outcome of the antitrust complaints cannot be estimated with certainty at this stage.

Save as disclosed above, as at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against any member of the Group.

7. MATERIAL CONTRACTS

As at the Latest Practicable Date, no material contract (not being contracts entered into in the ordinary course of business) was entered into by any members of the Group after the date two years prior to the date of the Announcement and up to and including the Latest Practicable Date.

8. SERVICE CONTRACTS

Each of the non-executive Director and independent non-executive Directors has entered into a letter of appointment with the Company for a term of two years from 1 January 2007, particulars of which are set out below:

(a) their terms of appointments are subject to the provisions of retirement and re-election at the annual general meetings of the Company in accordance with the articles of association of the Company; and

(b) the service fee per annum of Mr. Lee Ka Sze, Carmelo is HK$264,000 (the previous remuneration was HK$240,000), of Mr. Huo Zhenxing is HK$66,000 (the previous remuneration was HK$60,000), of Mr. Qi Moujia is HK$66,000 (the previous remuneration was HK$60,000), of Mr. Guo Shichang is HK$66,000 (the previous remuneration was HK$60,000) and of Mr. Chan Siu Keung Leonard is HK$132,000 (the previous remuneration was HK$120,000), subject to review by the Board.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries or associated companies (i) which is continuous with a notice period of 12 months or more; (ii) which is of a fixed term with more than 12 months to run irrespective of the notice period; or (iii) which (being either continuous or of a fixed term) had been entered into or amended within six months prior to the date of the Announcement. In particular, no variable remuneration is payable under the letters of appointment of the non-executive Director and the independent non-executive Directors.

9. ARRANGEMENTS AFFECTING DIRECTORS OF THE COMPANY

As at the Latest Practicable Date, there is no benefit (other than statutory compensation) to be given to any Directors as compensation for loss of office or otherwise in connection with the General Offer.

As at the Latest Practicable Date, there is no agreement or arrangement between any Directors and any other persons, which is conditional upon the outcome of the General Offer or is otherwise connected with the General Offer.

As at the Latest Practicable Date, there is no material contract entered into by the Offeror in which any Director has a material personal interest.

There is no irrevocable commitment to accept or reject the General Offer which has been received by the Offeror or any parties acting in concert with it.

There is no agreement, arrangement or understanding (including any compensation arrangement) exists between the Offeror or party acting in concert with it and any of the directors, recent directors, shareholders or recent shareholders of the Company having any connection with or dependence upon the General Offer.

There is no agreements or arrangements to which the Offeror is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a condition to the General Offer.

Mr. Lee Ka Sze, Carmelo, one of the Directors, is a partner of Woo Kwan Lee & Lo, legal adviser of the Company with respect to Hong Kong law in connection with the General Offer, which firm will receive normal professional fees.

10. CONSENTS AND QUALIFICATIONS

The following are qualifications of experts who have given opinions, letters or advice which are contained in this document:

CIMB-GK	licensed by the SFC for carrying out Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO
Goldbond Capital	a licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO
Sallmanns (Far East) Limited	professional property valuer

Each of Goldbond Capital, CIMB-GK and Sallmanns (Far East) Limited has given and has not withdrawn its respective written consent to the issue of this document with the inclusion herein of its letter and the references to its name, in the forms and contexts in which they appear.

11. GENERAL

(a) The registered office of the Company is situated at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. The Board comprises eight executive Directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive Director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive Directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard. The company secretary of the Company is Mr. Lee Ka Sze, Carmelo.

(b) The registered address of the Offeror is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The board of directors of the Offeror comprises three executive directors, namely Mr. John Huan Zhao, Mr. Qiu Zhongwei and Mr. Wang Shunlong. The correspondence address of the Offeror is c/o Right Lane Limited, a wholly-owned subsidiary of Legend Holdings, 5/F Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

(C) The registered address of Legend Holdings is 10/F, Tower A, Raycom Info Tech Park, No.2 Ke Xue Yuan Nanlu, Haidian District, Beijing 100080, PRC. The board of directors of Legend Holdings comprises five executive directors, namely Mr. Zeng Maochao, Mr. Liu Chuanzhi, Mr. Li Qin, Mr. Zhu Linan and Mr. Chen Guodong; one non-executive director, namely Mr. Yang Bailing. The correspondence address of Legend Holdings is c/o Right Lane Limited, a wholly-owned subsidiary of Legend Holdings, 5/F Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

(d) The registered office of Goldbond Capital International Limited is situated at 39/F., Tower 1 Lippo Centre 89 Queensway, Hong Kong.

(e) The registered office of CIMB-GK is situated at 25/F., Central Tower 28 Queen's Road Central Hong Kong.

(f) The English text of this document shall prevail over the Chinese text for the purpose of interpretation.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection on the website www.irasia.com/listco/hk/cpg/index.htm of the Company and www.sfc.hk of the SFC and at the principle place of business of the Company in Hong Kong, Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong during normal business hours from 10:00 a.m. to 5:00 p.m., Monday to Friday (except public holidays) while the General Offer remains open for acceptance:

(a) memorandum and articles of association of the Company and the Offeror;

(b) annual reports of the Group for the two years ended 31 December 2006;

(c) the letter from the Independent Board Committee, the text of which is set out on page 24 of this document;

(d) the letter from CIMB-GK, the independent financial adviser to the Independent Board Committee, the text of which is set out on pages 25 to 45 of this document;

(e) the letter from Goldbond Capital, the financial adviser to the Offeror, the text of which is set out on pages 11 to 23 of this document;

(f) the valuation report and certificates from Sallmanns (Far East) Limited, the valuer providing the valuation report on property interests held by the Group as at 31 May 2007, the text of which is set out on pages III-1 to III-32 of this document;

(g) letters of consent from Goldbond Capital, CIMB-GK and Sallmanns (Far East) Limited in the paragraph headed "Consents and qualifications" in this Appendix;

(h) the letters of appointment as referred in the paragraph headed "Service Contracts" in this Appendix; and

(i) the Concert Party Agreement.

此乃要件　請即處理

閣下如對本文件任何方面或應辦之手續有**任何疑問**，應諮詢閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中國製藥集團有限公司股份全部**售出或轉讓**，應立即將本文件連同隨附之接納表格送交買主或承讓人或經手買賣之銀行、持牌證券交易商或註冊證券機構或其他代理，以便轉交買主或承讓人。本文件須連同隨附之接納表格一併閱讀，其內容構成本文件所載全面收購建議條款之部分。

联想控股
LEGEND HOLDINGS
聯想控股有限公司
(於中國註冊成立的有限公司)

Massive Giant Group Limited
(於英屬處女群島註冊成立的有限公司)

中國製藥集團有限公司
China Pharmaceutical Group Limited
(根據公司條例於香港註冊成立)
(股份代號：1093)

有關金榜融資(亞洲)有限公司代表
MASSIVE GIANT GROUP LIMITED
提出無條件強制性現金收購建議
以收購中國製藥集團有限公司股本中每股面值0.10港元之全部已發行股份
(收購人及其一致行動人士已擁有或同意收購或控制的股份除外)
之綜合收購建議及回應文件

Massive Giant Group Limited的財務顧問

金榜融資(亞洲)有限公司

中國製藥集團有限公司獨立董事委員會
的獨立財務顧問

CIMB
聯昌國際證券(香港)有限公司

董事會函件載於本文件第7頁至第10頁。載有(其中包括)全面收購建議詳情的金榜融資函件載於本文件第14頁至第18頁。載有聯昌國際向獨立董事委員會發出有關全面收購建議的建議及推薦意見之函件載於本文件第25頁至第45頁。

全面收購建議之接納及交收手續載於本文件附錄一第I-1頁至第I-7頁及隨附的接納表格。全面收購建議之接納書必須於二零零七年八月九日(星期四)下午四時或之前(或收購人根據收購守則可能決定及公佈的較後時間及／或日期)交回過戶處。

二零零七年七月十九日

目　錄

頁次

二零零七年

本綜合收購建議文件及隨附之接納表格
之寄發日期及全面收購建議之開始日期 *(附註1)* .... 七月十九日(星期四)

全面收購建議之最後接納時限及日期 .... 八月九日(星期四)下午四時正

全面收購建議之截止日期 *(附註2)* .... 八月九日(星期四)

於聯交所網頁刊載全面收購建議結果之公佈 ...... 八月九日(星期四)下午七時正

就截止日期或之前接獲之有效接納書
寄發根據全面收購建議
應付金額支票之最後日期 *(附註3及4)* .... 八月十八日(星期六)

附註:

1. 全面收購建議乃於二零零七年七月十九日(即本文件寄發日期)提出，並可於該日(及由該日起)至截止日期以供接納。

2. 除非收購人根據收購守則修訂或延展全面收購建議，否則全面收購建議(乃為無條件)將於二零零七年八月九日截止。本公司將於二零零七年八月九日下午七時正前在聯交所網頁發表公佈，以說明全面收購建議是否已經修訂或延展或結束或就全面收購建議之任何延展，亦說明於下個截止日期或全面收購建議於進一步發出通知前是否仍可供接納。該通知公佈將於其後之下個營業日在報章刊發。倘若收購人決定全面收購建議仍可供接納直至另行通知，則將於全面收購建議截止前最少十四日向該等未接納全面收購建議之獨立股東發出通知書。有關進一步詳情，請參閱本文件附錄一「接納期及修訂」一段。

3. 全面收購建議乃為無條件。全面收購建議之接納書概不得撤回，亦不能撤銷(收購守則第19.2條所述之情況除外)。

4. 就根據全面收購建議交回之股份應付之現金代價支票，將於實際可行情況下以平郵方式盡快寄予有關股東，郵誤概由彼等承擔，惟無論如何須於過戶處接獲股東之所有有關文件以使根據全面收購建議交回之有關接納書成為完整及有效後十日內。

本文件所述之時間及日期均指香港時間及日期。

在本文件內，除文義另有所指，下列詞彙具有下列涵義：

「該協議」	指	聯想控股與石家莊市國資委就買賣石藥公司所有權益而於二零零七年六月十六日訂立的有條件買賣協議
「該公佈」	指	本公司於二零零七年五月八日就掛牌出售石藥公司的所有國有權益而刊發的公佈
「資產評估價值」	指	石藥公司於本公司約50.93%股權的資產評估價值，根據評估報告書於二零零六年九月三十日約為人民幣1,250,000,000元（相當於約1,290,000,000港元）
「聯繫人士」	指	具有上市規則所賦予的涵義
「銀行」	指	東亞銀行有限公司，一家在香港註冊成立的公司，而其普通股在聯交所主板上市
「董事會」	指	本公司董事會
「營業日」	指	香港持牌銀行於正常營業時間的一般銀行營業之日子（不包括星期六、星期日、公眾假期，以及香港於上午九時正至下午五時正之間任何時間懸掛八號或以上之熱帶氣旋警告訊號或「黑色」暴雨警告之日子）
「英屬處女群島」	指	英屬處女群島
「詩薇公司」	指	中國詩薇製藥有限公司，為石藥公司於香港註冊成立之全資附屬公司

「聯昌國際」或「獨立財務顧問」	指	聯昌國際證券(香港)有限公司，一家從事證券及期貨條例下第一類(買賣證券)、第四類(就證券提供意見)及第六類(就機構融資提供意見)受規管活動的持牌法團，為獨立董事委員會就全面收購建議的獨立財務顧問
「截止日期」	指	二零零七年八月九日，即本文件刊發當日起計之第21日，或倘全面收購建議獲延展，則為經收購人根據收購守則延展之全面收購建議之截止日期
「一致行動協議」	指	聯想控股與收購人於二零零七年五月三十一日訂立的一致行動協議
「本公司」	指	中國製藥集團有限公司，一家於香港註冊成立的有限公司，其已發行股份於聯交所上市
「完成」	指	該交易於完成日期完成
「完成日期」	指	完成該交易的日期，即二零零七年六月二十六日
「綜合收購建議文件」	指	收購人及本公司根據收購守則共同刊發及代表彼等刊發予全體股東之本文件，載有(其中包括)全面收購建議之條款及條件、全面收購建議之接納表格及聯昌國際就全面收購建議致獨立董事委員會之意見函件
「代價」	指	人民幣870,000,000元(相當於約896,000,000港元)，即該交易的代價
「董事」	指	本公司董事
「執行人員」	指	證監會企業融資部執行董事或執行董事的任何代表

「接納表格」	指	隨附之全面收購建議接納及過戶表格
「全面收購建議」	指	金榜融資代表收購人根據收購守則就全部收購股份作出的無條件強制性現金收購建議
「金榜融資」	指	金榜融資(亞洲)有限公司,一家從事證券及期貨條例下第一及第六類受規管活動(買賣證券及就機構融資提供意見)的持牌法團,亦為收購人就全面收購建議的財務顧問
「本集團」	指	本公司及其附屬公司
「H Fund」	指	Hony Capital Fund III, L.P是一家開曼群島獲豁免有限合夥人,由其常務合夥人H Fund GP控制
「H Fund GP」	指	Hony Capital Fund III GP, L.P是一家開曼群島獲豁免有限合夥人,由其常務合夥人HCF3GPL控制
「HCF3GPL」	指	Hony Capital Fund III GP Limited是一家於開曼群島註冊成立的有限公司
「HCML」	指	Hony Capital Management Limited是一家於英屬處女群島註冊成立的有限公司
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	成立以就全面收購建議向獨立股東提供建議之本公司獨立董事委員會,由霍振興先生、齊謀甲先生、郭世昌先生及陳兆強先生組成
「獨立股東」	指	本公司股東(收購人、聯想控股及其各自之聯繫人士與其任何之一致行動人士除外)
「聯合公佈」	指	本公司、收購人及聯想控股於二零零七年六月二十八日就(其中包括)該交易及全面收購建議的條款刊發之公佈

「聯想控股」	指	聯想控股有限公司，一家在中國成立的投資控股公司，其附屬公司主要從事資訊科技、股本投資及房地產投資業務。聯想控股亦為聯想集團有限公司及神州數碼控股有限公司(均為股份於聯交所上市的公司)之控股股東，如二零零七年七月十七日聯交所網站所披露，於聯想集團有限公司及神州數碼控股有限公司分別持有約49.2%及47.8%的股本權益
「最後實際可行日期」	指	二零零七年七月十六日，即本文件付印前為確定本文件所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「貸款融通」	指	銀行給予的1,300,000,000港元備用有期貸款融通，可供提取，直至二零零七年八月三十日止
「收購價」	指	每股股份1.6715港元
「收購股份」	指	聯想控股、MGL及與其一致行動人士尚未擁有或尚未同意收購或控制的所有股份
「收購人」或「MGL」	指	Massive Giant Group Limited，為一家根據英屬處女群島法律成立的特殊目的公司，並由H Fund全資擁有
「溢價」	指	溢價約人民幣31,000,000元(相當於約32,000,000港元)，即代價與評估報告書所述石藥公司資產評估淨值約人民幣839,000,000元(相當於約864,000,000港元)之間的差額

「溢價調整」	指	對資產評估價值作出約57.06%溢價攤分，即約人民幣17,700,000元（相當於約18,200,000港元）。有關攤分是以資產評估價值佔評估報告書所述石藥公司資產評估總值約人民幣2,190,000,000元（相當於約2,260,000,000港元）的百分比為基礎，按比例作出
「中國」	指	中華人民共和國
「過戶處」	指	秘書商業服務有限公司，本公司之股份過戶登記處，地址為香港皇后大道東28號金鐘匯中心26樓
「有關期間」	指	由二零零六年十一月八日，即該公佈日期前六個月當日開始，直至最後實際可行日期止期間
「相關證券」	指	具有收購守則第22條第4項註釋所賦予相關證券的涵義
「石家莊市國資委」	指	石家莊市人民政府國有資產監督管理委員會
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司每股面值0.10港元的股份
「股東」	指	股份的持有人
「石藥公司」	指	石藥集團有限公司，一家在中國成立的國有企業，是一家投資控股公司，其附屬公司主要從事製造及買賣製藥產品及化工產品

「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「該交易」	指	根據該協議買賣石藥公司全部權益
「評估報告書」	指	石家莊製藥集團有限公司擬整體企業改制賬目資評估報告書(截止二零零六年九月三十日)
「港元」	指	港元，香港的法定貨幣
「人民幣」	指	人民幣，中國的法定貨幣

於本綜合收購建議文件內，除非另有說明，否則交易採用人民幣1.00元兑1.03港元(反之亦然)的匯率換算，這匯率只作參考，並不表示任何港元或人民幣金額於相關日期已經、可能已經或可能以上述匯率或任何其他匯率換算。

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(根據公司條例於香港註冊成立)
(股份代號：1093)

執行董事:
蔡東晨(主席)
岳進
馮振英
紀建明
翟健文
潘衛東
李治彪
張錚

非執行董事:
李嘉士

獨立非執行董事:
霍振興
齊謀甲
郭世昌
陳兆強

註冊辦事處:
香港
灣仔
港灣道18號
中環廣場
38樓3805室

敬啟者:

金榜融資(亞洲)有限公司代表
MASSIVE GIANT GROUP LIMITED
提出無條件強制性現金收購建議
以收購中國製藥集團有限公司股本中每股面值0.10港元之全部已發行股份
(收購人及其一致行動人士已擁有或同意收購的股份除外)

緒言

根據本公司於二零零七年五月八日刊發的公佈，本公司、聯想控股及收購人於二零零七年六月十二日及二零零七年六月二十八日刊發的聯合公佈，披露(其中包括)於二零零七年六月十六日，聯想控股與石家莊市國資委訂立該協議，據此，聯想控股

有條件同意收購且石家莊市國資委有條件同意出售石藥公司的全部權益。該協議於二零零七年六月二十六日完成。於完成後，由於本公司的控制權實質變動而導致聯想控股間接持有本公司已發行股本約50.93%的權益。因此，根據收購守則第26條，聯想控股及其一致行動人士須就聯想控股及其一致行動人士尚未擁有或尚未同意收購的本公司所有已發行股份作出強制性無條件全面收購建議。

全面收購建議的條款載於綜合收購建議文件的「金榜融資函件」、綜合收購建議文件附錄一及接納表格內。

本文件旨在向閣下提供(其中包括)有關本集團及全面收購建議的其他資料，以及獨立董事委員會與聯昌國際就全面收購建議各自發出的推薦意見及建議。

全面收購建議

金榜融資代表收購人提出全面收購建議，以按下列基準收購所有收購人尚未擁有或尚未同意收購的股份：

每股收購股份 現金1.6715港元

本集團之資料

本公司為投資控股公司，其附屬公司主要在中國從事製造及銷售製藥產品。本集團現時的主要產品包括(i)維生素C、青霉素及頭孢菌素原料藥；及(ii)抗生素成藥。

於截至二零零六年十二月三十一日止年度，本公司的經審核綜合收益、除税前溢利及股權持有人應佔溢利分別約3,539,000,000港元、1,600,000港元及15,700,000港元。於截至二零零五年十二月三十一日止年度，本公司的經審核綜合收益、除税前溢利及股權持有人應佔溢利分別約3,192,000,000港元、149,000,000港元及156,500,000港元。

本集團截至二零零六年十二月三十一日止年度的營業額較去年增加約11%，主要由於青霉素原料藥產品的銷量增加。另一方面，截至二零零六年十二月三十一日止年度，本公司股權持有人應佔溢利較去年減少約90%，主要由於(i)維生素C及頭孢菌素原料藥產品的平均售價下跌及(ii)同年的成藥業務利潤率下降所致。

於最後實際可行日期，本公司的已發行股份合共為1,538,124,661股。除上述者外，本公司於最後實際可行日期並無其他本公司的相關證券。

有關本集團的其他資料載於綜合收購建議文件附錄二、三及四。有關全面收購建議的預期時間表載於綜合收購建議文件「預期時間表」一節內。

收購人對本集團的意向

敬希閣下垂注綜合收購建議文件的「金榜融資函件」所載收購人對本集團的意向。

維持本公司的上市地位

收購人計劃維持股份於聯交所的上市地位。收購人董事及將獲委任加入本公司董事會的新董事已向聯交所承諾，於全面收購建議截止後，將於實際可行之情況下盡快採取妥善措施，確保股份的公眾持股量不少於25%。

聯交所表明，倘於全面收購建議截止時公眾人士持有已發行股份的數量低於25%，或聯交所相信(i)股份的買賣存在或可能存在造市情況；或(ii)公眾人士持有的股份不足以維持有秩序的市場，則會考慮行使酌情權暫停股份買賣。

推薦意見

獨立董事委員會已由霍振興先生、齊謀甲先生、郭世昌先生及陳兆強先生(均於全面收購建議並無直接或間接權益)組成，就(i)全面收購建議是否公平合理；及(ii)是否接納。聯昌國際已就此向獨立董事委員會作出建議。李嘉士先生為胡關李羅律師行之合夥人，該律師行為本公司就全面收購建議有關香港法律之法律顧問，故就全面收購建議向獨立股東提供意見，他被視為不具獨立性。

敬希閣下垂注載於綜合收購建議文件第24頁獨立董事委員會致獨立股東的函件及載於綜合收購建議文件第25頁至第45頁聯昌國際致獨立董事委員會的函件。

其他資料

敬希閣下垂注載於綜合收購建議文件第11頁至第23頁的「金榜融資函件」及綜合收購建議文件附錄一至四連同其隨附之接納表格所載的其他資料。

此致

列位獨立股東 台照

代表董事會
主席
蔡東晨
謹啟

香港，二零零七年七月十九日

金榜融資（亞洲）有限公司
香港
金鐘道89號
力寶中心
第一座39樓3902B室

敬啟者：

金榜融資(亞洲)有限公司代表
MASSIVE GIANT GROUP LIMITED
提出無條件強制性現金收購建議
以收購中國製藥集團有限公司股本中每股面值0.10港元之全部已發行股份
(收購人及其一致行動人士已擁有或同意收購的股份除外)

緒言

除文義另有指明者外，本函件所用詞彙與聯想控股、收購人及 貴公司就全面收購建議共同刊發之文件(「綜合收購建議文件」)及聯合公佈內所界定者具有相同涵義。

於二零零七年六月十六日，聯想控股與石家莊市國資委訂立該協議，據此，聯想控股有條件同意收購且石家莊市國資委有條件同意出售石藥公司的全部權益，總代價為人民幣870,000,000元(相當於約896,000,000港元)，較評估報告書所載石藥公司於二零零六年九月三十日的資產評估淨值約人民幣839,000,000元(相當於約864,000,000港元)，有溢價約人民幣31,000,000元(相當於約32,000,000港元)。於最後實際可行日期，石藥公司(包括其持有的其他投資)直接及間接持有 貴公司全部已發行股本約50.93%，於二零零六年九月三十日的資產評估價值約人民幣1,250,000,000元(相當於約1,290,000,000港元)。

緊接完成前，聯想控股及其一致行動人士並無擁有任何股份。於完成後，由於　貴公司的控制權實質變動而導致聯想控股間接持有783,316,161股股份，佔　貴公司全部已發行股本約50.93%。因此，根據收購守則第26.1條，待完成後，聯想控股須就所有已發行股份(聯想控股及其一致行動人士已實益擁有或同意收購的股份除外)作出無條件全面收購建議。

根據以上收購守則第26條規定之責任，聯想控股的聯營公司MGL將代表聯想控股作出無條件全面收購建議。

經計及(i)代價；(ii)資產評估價值及溢價調整；及(iii)石藥公司於最後實際可行日期擁有的783,316,161股股份後，將以每股1.6715港元作出全面收購建議。全面收購建議代價將全由現金支付。由於該交易已於二零零七年六月二十六日完成，故全面收購建議在各方面均屬無條件。

貴公司董事會確認，貴公司過往與聯想控股或其一致行動人士並無進行任何交易或有任何關係。

本函件載有該協議的詳情、全面收購建議的條款，連同收購人的資料及收購人就　貴集團未來發展的意向。有關全面收購建議條款之其他詳情，當中有關(其中包括)接納及交收手續及接納期，載於綜合收購建議文件附錄一及隨附的接納表格內。

務請獨立股東審慎考慮董事會函件(載於綜合收購建議文件第7頁至第10頁)及獨立財務顧問聯昌國際就全面收購建議致獨立董事委員會的函件(載於綜合收購建議文件第25頁至第45頁)所載的資料，而本函件為其組成部分。

該協議

於二零零七年六月十六日，聯想控股與石家莊市國資委訂立該協議，據此，聯想控股有條件同意收購且石家莊市國資委有條件同意出售石藥公司的全部權益。於最後實際可行日期，該協議內取得石家莊市人民政府所發出批文的條件因規定的批文已經取得，故得以達成，而該交易在該協議於相關的中國機關辦妥規定的確認、存檔及／或登記手續後，已於二零零七年六月二十六日完成。

日期

二零零七年六月十六日

訂約各方

賣方：石家莊市國資委
買方：聯想控股

將予收購的資產

石藥公司的全部股本權益。

購買價及付款條款

聯想控股已經以現金支付總代價人民幣870,000,000元（相當於約896,000,000港元）。

代價是根據(i)評估報告書中所載述石藥公司的評估資產淨值及(ii)經聯想控股與石家莊市國資委之間的公平磋商後達致。

根據該協議，於本函件日期，一名中國審計師正執行審計工作。據收購人所知，審計工作預期將於二零零七年七月底前完成。倘若根據審計結果，石藥公司於完成日期的資產淨值超過人民幣870,000,000元（相當於約896,000,000港元），則石藥公司須於審計完成起計三十日內向石家莊市國資委支付該超出金額。如石藥公司於完成日期的資產淨值少於人民幣870,000,000元（相當於約896,000,000港元），則毋須進一步支付款項。

該協議及完成的先決條件

該協議須待石家莊市人民政府發出批文(已於二零零七年六月二十日發出)後，方可作實，而完成於該協議於相關的中國機關(包括相關的地方工商行政管理局)辦妥規定的確認、存檔及／或登記手續後實現。

該交易已於二零零七年六月二十六日完成。

聲明及保證

根據該協議，將會制定有關石藥公司的業務計劃，包括於完成日期起計之五年內計劃在中國石家莊製藥業投資不少於人民幣5,000,000,000元。此項人民幣5,000,000,000元的投資與　貴公司並無直接關係。

此外，聯想控股已向　貴公司作出承諾，表示聯想控股不可與石家莊市國資委、其代名人或一致行動人士就該協議中提述的人民幣5,000,000,000元投資計劃訂立任何類型的交易。

全面收購建議

全面收購建議的主要條款

金榜融資將代表收購人提出全面收購建議，以按下列基準收購收購股份：

每股 現金1.6715港元

於最後實際可行日期，貴公司有1,538,124,661股已發行股份，於最後實際可行日期亦無未予行使的認股權證、購股權、衍生工具或可換股證券。於最後實際可行日期，除聯想控股根據該協議購入而透過石藥公司持有的783,316,161股股份外，聯想控股及其一致行動人士並無擁有任何股份或擁有其控制權或作出指示或就股份或貴公司其他證券訂立任何衍生工具。除該協議及一致行動協議外，概無任何與收購人的股份或股份有關、而對全面收購建議而言屬重大的安排(無論是以購股權、彌償或其他方式作出)。收購人概無訂立有關於可能或可能不會履行或擬履行全面收購建議先決條件或條件的協議或安排。

於最後實際可行日期，　貴公司股東、收購人或任何與其一致行動人士概無作出任何不可撤銷承諾或不接納全面收購建議。

全面收購建議於各方面均為無條件，且除非獲得延展，將於二零零七年八月九日下午四時正前仍可公開接納。接納全面收購建議乃不可撤回，一經作出便不可撤銷，惟附有可根據綜合收購建議文件附錄一所載權利撤銷。

接納手續及全面收購建議之進一步條款載於綜合收購建議文件附錄一。

價值比較

收購價每股1.6715港元是考慮(i)代價；(ii)資產評估價值及溢價攤分；及(iii)石藥公司於最後實際可行日期所擁有的783,316,161股股份後釐定。收購價因此反映評估報告書所載石藥公司約佔 貴公司50.93%股權約人民幣1,250,000,000元（相當於約1,290,000,000港元）的資產評估價值及代價與評估報告書所載石藥公司評估資產淨值約人民幣839,000,000元（相當於約864,000,000港元）的差額之應佔份額。收購價為每股1.6715港元：

(a) 較二零零七年七月十六日（即最後實際可行日期）聯交所所報的每股股份收市價3.15港元折讓約46.94%；

(b) 較二零零七年五月七日（即收購期開始前的最後交易日）聯交所所報的每股股份收市價1.83港元折讓約8.66%；

(c) 較二零零七年六月十五日（即二零零七年六月十八日股份暫停買賣前最後一個交易日）聯交所所報的每股股份收市價2.66港元折讓約37.16%；

(d) 較直至二零零七年六月十五日（包括當日）的五個交易日（不包括二零零七年六月十一日至二零零七年六月十二日股份暫停買賣期間）每股股份的平均收市價2.77港元折讓約39.66%；

(e) 較直至二零零七年六月十五日（包括當日）的十個交易日（不包括二零零七年六月十一日至二零零七年六月十二日股份暫停買賣期間）每股股份的平均收市價2.74港元折讓約39.00%；

(f) 較直至二零零七年六月十五日(包括當日)的三十個交易日(不包括二零零七年五月八日及二零零七年六月十一日至二零零七年六月十二日股份暫停買賣期間)每股股份的平均收市價約2.46港元折讓約32.05%；及

(g) 較於二零零六年十二月三十一日的經審核綜合每股股份有形資產淨值約1.6498港元(以 貴公司最新刊發的截至二零零六年十二月三十一日止年度年報所載述經審核綜合有形資產約2,537,602,000港元、以及於二零零六年十二月三十一日的1,538,124,661股已發行股份釐定)溢價約1.32%。

股份於二零零七年五月七日(即緊接該公佈前之最後營業日)聯交所所報的每股收市價為1.83港元。

收購人於有關期間內買賣股份及其他證券

於最後實際可行日期，除聯想控股根據該協議購入而透過石藥公司持有的783,316,161股股份外，收購人及其任何一致行動人士概無擁有任何股份或任何其他證券，包括與 貴公司任何股本權益有關的任何股本相關可換股證券、認股權證、購股權或認購權。於有關期間，收購人及其任何一致行動人士無買賣任何股份或任何其他證券，包括與 貴公司任何股本權益有關的任何股本相關可換股證券、認股權證、購股權或認購權。

於有關期間及最後實際可行日期，收購人及聯想控股的董事並無擁有或買賣任何股份或任何其他證券，包括與 貴公司任何股本權益有關的任何股本相關可換股證券、認股權證、購股權或認購權。

最高及最低股價

於有關期間，聯交所所報的股份最高及最低收市價分別為3.11港元(於二零零七年五月二十五日)及0.94港元(於二零零六年十一月七日)。

總代價

於最後實際可行日期有1,538,124,661股已發行股份。按收購價每股股份1.6715港元，貴公司全部已發行股本的價值約為2,571,000,000港元。按照全面收購建議規限的754,808,500股股份計算，全面收購建議的價值約1,262,000,000港元。

收購人將以貸款融通方式為全面收購建議融資。收購人所提供的抵押物包括：

(i) 有關收購人名下相等於550,000,000港元的美元定期存款押記，而有關抵押存款須用作償還貸款融通；

(ii) 只在提取總額等於或多於550,000,000港元的情況下，將從貸款融通所得款項中透過全面收購建議購買的所有股份作出法定押記；及

(iii) 將收購人的所有股份作衡平法押記。

收購人不擬使任何負債(或然或其他)的利息付款或抵押於很大程度上倚賴　貴公司的業務。

根據貸款融通，收購人的財務顧問金榜融資滿意收購人具有充足財務資源應付全面接納全面收購建議所需的資金。

接納全面收購建議的影響

透過接納全面收購建議，有關股東將向收購人出售其股份，於最後實際可行日期，該等股份並無任何留置權、索償及產權負擔，且具有附帶股份的權利，包括收取於二零零七年六月二十八日(即聯合公佈日期)或其後宣派、支付或作出的所有股息及分派(如有)。

將收購的收購股份並無任何留置權、抵押、購股權、索償、衡平權、不利權利、第三方權利或產權負擔，且具有累計於或附帶於收購股份的權利，包括(但不限於)收取於二零零七年六月二十八日(即聯合公佈日期)或其後宣派、支付或作出的所有股息及分派(如有)。

印花稅

賣方的從價印花稅是按照接納全面收購建議所產生的代價(或香港稅務局釐定股份的市值)，每1,000港元(或其部份)徵收1.00港元，款項會從應付予接納股東的代價中扣除。收購人會安排接納股東就接納全面收購建議支付印花稅，以及其各自股份的過戶事宜。

付款

就接納全面收購建議的現金款項將於過戶處收取有關所有權文件以令每項接納完成及生效的日期起計十日內支付。

強制性收購

收購人及其一致行動人士並無意行使任何可強制性收購任何已發行但於全面收購建議截止後尚未據此收購之股份之權利，但保留行使該權利之權力。

貴公司之股權架構

貴公司之股權架構(a)緊接完成前；(b)於完成後及(c)於全面收購建議完成後載列如下：

於該交易及全面收購建議完成前及後　貴公司之股權架構

(a)　緊接完成前


石家莊市國資委
100%
石藥公司
50.284%
100%
詩薇公司
0.642%
董事
(附註1)
0.130%
公眾股東
48.944%
非上市資產／業務
貴公司

(b)　於完成後


聯想控股
100%
石藥公司
50.284%
100%
詩薇公司
0.642%
董事
(附註1)
0.130%
公眾股東
48.944%
非上市資產／業務
貴公司

附註1：　2,000,000股股份及4,000股股份，相當於　貴公司已發行股份0.13%及0.00026%，由　貴公司主席蔡東晨先生及執行董事翟健文先生分別持有。

(c) **於全面收購建議完成後(假設悉數接納收購股份，惟 貴公司已發行股份的25%須由公眾人士持有)**


聯想控股
100%
石藥公司
MGL
(附註1)
公眾股東
50.284%
100%
詩薇公司
0.642%
24.074%
25%
非上市資產／業務
貴公司

聯想控股之資料

聯想控股為投資控股公司，於一九八四年在中國註冊成立，其附屬公司主要從事資訊科技、股本投資及房地產投資。

聯想控股由聯想控股有限公司職工持股會及中國科學院(其於聯想控股之權益是透過其全資附屬公司Chinese Academy of Sciences Holdings Co., Ltd.持有)最終控制，分別持有35%及65%的權益。Chinese Academy of Sciences Holdings Co., Ltd 的董事為楊柏齡先生、江棉恒先生、施爾畏先生、方新先生、嚴義塤先生、鄧麥村先生及柳建堯先生。聯想控股有限公司職工持股會並非企業實體，因此，並無任何董事。聯想控股的董事為曾茂朝先生、柳傳志先生、李勤先生、朱立南先生、陳國棟先生及楊柏齡先生。

收購人之資料

MGL為特殊目的公司，於英屬處女群島註冊成立為有限公司，由H Fund全資擁有。H Fund為投資基金，其成立結構為開曼群島獲豁免有限合夥人，由其常務夥伴H Fund GP控制，而H Fund GP本身亦為開曼群島獲豁免有限合夥人，由其常務夥伴HCF3GPL控制，而HCF3GPL為於開曼群島註冊成立的有限公司。HCF3GPL由Hony Capital Management III Limited(於開曼群島註冊成立之有限責任公司)全資擁有，Hony Capital Management III Limited由聯想控股擁有45%權益(通過其全資附屬公司Right Lane Limited)，及由趙令歡先生擁有55%權益。於最後實際可行日期，MGL

並無從事任何業務。收購人從法律顧問獲悉，就開曼群島法律，本公佈引述「控制」是根據開曼群島獲豁免有限合夥人(「ELP」)法例，該法例訂明開曼群島ELP的常務夥伴享有獨有權(獨立於有限夥伴)管理ELP事務。

除一般合夥權益外，H Fund及H Fund GP擁有有限合夥人權益，根據相關有限合夥協議，其不參與H Fund之日常管理，亦不對基金相關之管理擁有投票權，並僅就其各自於基金分別作出之投資承擔，被動地收取經濟回報。

聯想控股於H Fund維持最大的單一有限合夥人權益，持有該基金約34.4%的價值。除聯想控股外，H Fund另外亦有25位投資者，所持有的權益佔H Fund價值由0.15%至17.09%不等。根據H Fund的有限合夥人協議，其常務夥伴H Fund GP須負責作出所有基金的投資決定(由H Fund之管理人HCML作出推薦；HCML為H Fund尋求投資來源，惟無權代表H Fund或限制H Fund作出投資決定)，惟須待H Fund由五名成員組成的投資委員會(即柳傳志先生、朱立南先生、Henry Cornell先生、Stephanie Hui女士及趙令歡先生)一致通過。

貴公司董事會確認，貴公司過往與上述H Fund投資委員會的任何成員並無進行任何交易或有任何關係。

聯想控股及收購人

聯想控股及收購人已訂立一致行動協議，據此，聯想控股及收購人同意，倘聯想控股及收購人仍持有 貴公司之任何股本權益，則就有關 貴公司之一切重大事宜，其中包括有關股份之任何投資或出售決定，諮詢對方意見，務求達至共識。

聯想控股及收購人已向對方承諾，按一致行動協議，雙方均不會作出有關任何股份之任何行動或行使任何投票權(其不時享有之權利)而違背一致行動協議之相關責任或違反根據一致行動協議所達至之任何共識。

收購人／H Fund(及相關實體)的最終權益擁有人之間已以獨立附屬函件形式作出安排，使聯想控股就收購人／H Fund(及相關實體)可行使而與以下項目相關的所有決定獲實質最終控制權：

(a) 收購人就 貴公司股份作出全面收購建議；

(b) 收購人因而獲得 貴公司的股本權益及就該等權益任何出售或投資決定；

(c) 收購人管理層於 貴公司的股本權益，其中包括行使隨附該等股權之投票權；及

(d) 就 貴公司日常管理及事務的所有其他事宜。

收購人就 貴集團的意向

收購人計劃於全面收購建議截止後，維持 貴公司在製造及銷售製藥產品的現有業務，並維持其聯交所的上市地位。收購人並無計劃在一般業務過程以外出售或重新配置 貴集團資產或因全面收購建議而將其資產注入 貴集團。於完成後及全面收購建議截止後，收購人將對 貴集團業務及財務狀況進行詳細檢討，以釐定有關貴集團日後業務發展的業務計劃及策略。收購人計劃，就全面收購建議，除下文所述 貴公司董事會成員會有變動外，不會令 貴集團的管理層或僱員有重大變動，務求確保平穩過渡。

收購人認為，長遠來說，中國經濟發展，將可使 貴集團受惠，因隨著中國國內生產總值上升，國民可動用收入增加及提高個人醫療認識，可刺激中國製藥市場增長。

建議更改 貴公司董事會的成員

收購人計劃更改 貴公司董事會的成員。收購人正物識合適人選，於適當時候擔任執行董事及獨立非執行董事的職務。如一旦委任新董事(包括但不限於三名獨立非執行董事)，將根據上市規則第13.51(2)條另行刊發公佈，當中載有確認上述委任董事事宜的詳情。

所有董事委任或辭任將完全遵守收購守則的規定，貴公司將根據上市規則的規定於適當時候再作公佈。

維持 貴公司的上市地位

收購人於全面收購建議截止後，無意將 貴公司私有化，並計劃維持股份在聯交所的上市地位。

收購人董事及將獲委任加入董事會的新董事將向聯交所承諾，倘於全面收購建議截止時，公眾人士的持股量低於　貴公司所適用的最低預定百分比(即已發行股份的25%)，將於全面收購建議截止後之合理時間內，採取妥善措施盡快確保於全面收購建議截止後，公眾人士持有已發行股份將不少於25%。

聯交所表明，倘於全面收購建議截止時公眾人士的持股量低於　貴公司所適用的最低預定百分比(即已發行股份25%)，或聯交所相信：

(a)　股份的買賣存在或可能存在造市情況；或

(b)　公眾人士持有的股份不足以維持有秩序的市場，

則會考慮行使酌情權暫停股份買賣。

稅項

閣下如對接納全面收購建議之稅務影響有任何疑問，應諮詢　閣下之專業顧問。務請注意，收購人、其一致行動人士及金榜融資，以及彼等各自之任何董事及任何其他涉及全面收購建議之人士概不會就接納全面收購建議所產生之任何稅務影響或負債，向任何人士承擔任何責任。

接納及交收

(a)　接納全面收購建議之手續

閣下如欲接納全面收購建議，請按照隨附接納表格所印備之指示填妥表格，表格之指示為全面收購建議條款一部分。

填妥後之接納表格，連同不少於　閣下擬接納全面收購建議之股份數目所涉及之相關股票及／或過戶收據及／或任何其他所有權文件(及／或就此規定可接納之任何一份或多份彌償保證書)，須在接獲本文件後於可行情況下盡快郵寄或親身交回過戶處秘書商業服務有限公司(貴公司之股份過戶登記處)，地址為香港皇后大道東28號金鐘匯中心26樓，且於任何情況下須於二零零七年八月九日(星期四)下午四時正前或收購人釐定及公佈之較後時間及／或日期前交回，信封面請註明「中國製藥收購建議」。

全面收購建議之進一步條款(包括接納程序及接納期)載於綜合收購建議文件附錄一及接納表格。

(b) 全面收購建議之交收

倘有關接納表格、股票及／或過戶收據及／或任何其他所有權文件(及／或就此規定可接納之任何一份或多份彌償保證書)不遲於二零零七年八月九日(星期四)下午四時正在所有方面均完整妥為交回過戶處，就 閣下根據全面收購建議交回股份應付閣下之現金代價(扣除 閣下應付之相關賣方從價印花稅)之支票，將於過戶處接獲所有有關文件，以使有關接納完成及生效之日後十日內，以平郵寄發予 閣下(郵誤風險由 閣下承擔)。

一般事項

為確保所有股東均獲平等對待，以代理人身分為超過一名實益擁有人持有股份之登記股東，應於可行情況下，個別處理每名實益擁有人所持股份。為使股份以代理人名義登記之實益擁有人可接納全面收購建議，彼等必須向其代理人提出有關其對全面收購建議意向之指示。

所有文件及股款將以平郵寄予獨立股東，郵誤風險概由彼等自行承擔。該等文件及股款將按股東於股東名冊所示地址寄出。倘屬聯名持有人，則寄予股東名冊所示名列首位之股東，除非獨立股東所填妥及交回之相關接納表格內已訂明其他人士。貴公司、收購人及其一致行動人士、金榜融資及過戶處，或彼等各自任何董事，概不對郵寄該等文件及股款產生之任何損失或延誤或任何其他責任承擔任何責任。

務請 閣下垂注接納表格及綜合收購建議文件各附錄所載之其他資料。

此致

列位獨立股東 台照

代表
金榜融資(亞洲)有限公司
企業融資主管
Stacey Wong
謹啟

二零零七年七月十九日

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(根據公司條例於香港註冊成立)
(股份代號：1093)

敬啟者：

金榜融資(亞洲)有限公司代表
MASSIVE GIANT GROUP LIMITED
提出無條件強制性現金收購建議
以收購中國製藥集團有限公司股本中每股面值0.10港元之全部已發行股份
(收購人及其一致行動人士已擁有或同意收購的股份除外)

吾等謹此提述收購人與本公司於二零零七年七月十九日聯合刊發之綜合收購建議文件(「綜合收購建議文件」)，而本函件為其部分。除文義另有所指外，綜合收購建議文件所界定之詞彙與本函件之詞彙具有相同涵義。吾等已獲委任為獨立董事委員會之成員，以考慮全面收購建議及就吾等認為對 閣下而言全面收購建議之條款是否屬公平合理而向 閣下提供意見。

聯昌國際已獲委任就全面收購建議向吾等提供意見。其建議詳情及釐定推薦意見所依據的主要因素，載於綜合收購建議文件第25頁至第45頁的聯昌國際函件內。吾等敬希 閣下垂注：(i)載於綜合收購建議文件第7頁至第10頁的「董事會函件」；(ii)載於綜合收購建議文件第25頁至第45頁的「聯昌國際函件」；及綜合收購建議文件各附錄所載之其他資料。

經考慮全面收購建議的條款及聯昌國際的建議與推薦意見後，吾等認為全面收購建議的條款對獨立股東而言乃屬不公平合理，因此，吾等建議獨立股東不接納全面收購建議。

此致

列位獨立股東 台照

獨立董事委員會
獨立非執行董事
霍振興 齊謀甲 郭世昌 陳兆強
謹啟

二零零七年七月十九日

以下為獨立財務顧問聯昌國際致獨立董事委員會之意見函件全文，載列其就全面收購建議向獨立董事委員會提供之意見，乃為載入綜合收購建議文件而編製。

CIMB

聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者：

有關金榜融資(亞洲)有限公司代表
MASSIVE GIANT GROUP LIMITED
提出無條件強制性現金收購建議
以收購　貴公司股本中每股面值0.10港元之全部已發行股份
(收購人及其一致行動人士已擁有或同意收購的股份除外)

緒言

吾等茲提述吾等經獨立董事委員會批准而獲委聘為獨立董事委員會之獨立財務顧問，就全面收購建議提供意見，有關詳情載於　貴公司日期為二零零七年七月十九日之綜合收購建議文件(「綜合收購建議文件」，本函件組成其中部分)內。除文義另有所指外，本函件使用之詞彙與綜合收購建議文件所界定者具相同涵義。

董事會現時由八名執行董事、一名非執行董事及四名獨立非執行董事組成。　貴公司已成立獨立董事委員會以就全面收購建議之條款向獨立股東提供建議，獨立董事委員會成員包括翟振興、齊謀甲、郭世昌及陳兆強，彼等均並無於全面收購建議持有直接或間接權益。

吾等作為獨立董事委員會之獨立財務顧問，負責就全面收購建議之條款是否公平合理及獨立股東應否接納全面收購建議，向獨立董事委員會提供獨立意見及推薦建議。

吾等意見之基礎

於達致推薦建議時，吾等乃倚賴董事所提供或綜合收購建議文件所載或提述之資料及事實。董事已於綜合收購建議文件附錄IV所載之責任聲明中作出聲明，表示彼等願就綜合收購建議文件所載資料(有關完成時及其後之石藥公司、聯想控股、收購人及石家莊市國資委之資料除外)之準確性共同及個別地承擔全部責任。吾等假設董事所提供或綜合收購建議文件所載或提述之資料及陳述，於作出之時且直至綜合收購建議文件寄發當日均屬真確無誤。吾等並無理由懷疑董事向吾等提供之資料及陳述之真實性、準確性及完備性。董事亦已向吾等確認而吾等亦相信綜合收購建議文件並無遺漏任何重大事實。

吾等認為，吾等已審閱足夠之資料以瞭解情況，以及就吾等作出之推薦建議提供合理之基礎。然而，吾等並無對有關資料進行獨立核證，亦無對 貴集團、收購人或彼等之任何聯繫人士之業務及財政狀況或前景進行詳細調查。

吾等並無考慮獨立股東接納或不接納全面收購建議之稅務影響，原因為稅務影響因個人之情況不同而異。尤其是，獨立股東倘非香港居民或須就證券買賣繳納海外稅項或香港稅項，應考慮本身有關全面收購建議之稅務影響，如有疑問，應諮詢各自之專業顧問。

所考慮之主要因素及理由

於達致吾等對全面收購建議之條款之意見時，吾等已考慮以下主要因素及理由：

I. 全面收購建議之背景及條款

於二零零七年六月十六日，聯想控股與石家莊市國資委訂立該協議，據此，聯想控股有條件同意收購且石家莊市國資委有條件同意出售石藥公司的全部權益，總代價為人民幣870,000,000元(相當於約896,000,000港元)。該交易於二零零七年六月二十六日完成。緊接完成前，聯想控股及其一致行動人士並無擁有任何股份。

於完成後，由於　貴公司的控制權實質變動而導致聯想控股間接持有783,316,161股股份，佔　貴公司全部已發行股本約50.93%。因此，根據收購守則第26.1條註釋8，聯想控股須就所有已發行股份(聯想控股及其一致行動人士已擁有或同意收購的股份除外)作出強制性無條件全面收購建議。

根據以上收購守則第26條規定之責任，金榜融資將代表收購人作出無條件全面收購建議。經計及(i)代價；(ii)資產評估價值及溢價調整；及(iii)石藥公司於最後實際可行日期擁有的783,316,161股股份後，將以每股1.6715港元作出全面收購建議。代價將全由現金支付。

貴公司董事會確認，　貴公司過往與聯想控股或其一致行動人士並無進行任何交易或有任何關係。

II. 收購人及聯想控股之資料、彼等就　貴集團的意向、建議更改　貴公司董事會的成員及　貴公司的上市地位

誠如「金榜融資函件」所載，收購人由H Fund全資擁有。H Fund為投資基金及由其常務夥伴H Fund GP控制，而H Fund GP本身由其常務夥伴HCF3GPL控制，而HCF3GPL為於開曼群島註冊成立的有限公司。HCF3GPL由Hony Capital Management III Limited(於開曼群島註冊成立之有限責任公司)全資擁有，Hony Capital Management III Limited由聯想控股擁有45%權益(通過其全資附屬公司Right Lane Limited)，及由趙令歡先生擁有55%權益。聯想控股為投資控股公司，於一九八四年在中國註冊成立，其附屬公司主要從事資訊科技、股本投資及房地產投資。於最後實際可行日期，收購人並無從事任何業務。

聯想控股於H Fund維持最大的單一有限合夥人權益，持有該基金約34.4%的價值。除聯想控股外，H Fund另外亦有25位投資者，所持有的權益佔H Fund價值由0.15%至17.09%不等。根據H Fund的有限合夥人協議，其常務夥伴H Fund GP須負責作出所有基金的投資決定(由H Fund之管理人HCML作出推薦；HCML為H Fund尋求投資來源，惟無權代表H Fund或限制H Fund作出投資決定)，惟須待H Fund由五名成員組成的投資委員會(即柳傳志先生、朱立南先生、Henry Cornell先生、Stephanie Hui女士及趙令歡先生)一致通過。

收購人／H Fund（及相關實體）的最終權益擁有人之間已以獨立附屬函件形式作出安排，使聯想控股就收購人／H Fund（及相關實體）可行使而與以下項目相關的所有決定獲實質最終控制權：

(a) 收購人就 貴公司股份作出全面收購建議；

(b) 收購人因而獲得 貴公司的股本權益及就該等權益任何出售或投資決定；

(c) 收購人管理層於 貴公司的股本權益，其中包括行使隨附該等股權之投票權；及

(d) 就 貴公司日常管理及事務的所有其他事宜。

根據綜合收購建議文件所載之「金榜融資函件」，收購人並無計劃在一般業務過程以外出售或重新配置 貴集團資產或因全面收購建議而將其資產注入貴集團。於完成後及全面收購建議截止後，收購人將對 貴集團業務及財務狀況進行詳細檢討，以釐定有關 貴集團日後業務發展的業務計劃及策略。除下文所述 貴公司董事會成員（包括獨立非執行董事）會有變動外，收購人計劃，就全面收購建議，不會令 貴集團的管理層或僱員有任何重大變動，務求確保平穩過渡。

收購人計劃維持 貴公司的現有業務，然而，鑑於吾等並無有關收購人就貴集團於全面收購建議完成後擬定之未來發展計劃之資料，故未能就 貴集團之前景及新管理層對 貴集團之影響提供意見。

收購人於全面收購建議截止後，無意將 貴公司私有化，並計劃維持股份在聯交所的上市地位。董事知悉上市規則第8.08(1)(a)條下有關於任何時候發行人之已發行股本總額中最少25%須由公眾人士持有之規定。收購人董事及董事將向聯交所承諾，倘於全面收購建議截止時，公眾人士的持股量低於 貴公司所適用的最低預定百分比（即已發行股份的25%），將於全面收購建議截止後之合理時間內，採取妥善措施盡快確保於全面收購建議截止後，公眾人士持有已發行股份將不少於25%。

III. 貴集團以往之財務表現

貴集團之主要業務為製造及買賣原料製藥產品，包括青霉素、頭孢菌素、維生素C及成藥。 貴集團的大部分營業額均來自青霉素、頭孢菌素及維生素C的原料藥產品。下表載列 貴集團截至二零零六年十二月三十一日止三個年度各年之財務業績概要，乃摘錄自 貴集團截至二零零六年十二月三十一日止年度之年報(「二零零六年年報」)、截至二零零五年十二月三十一日止年度之年報(「二零零五年年報」)，以及 貴集團截至二零零七年三月三十一日止三個月之第一季季度報告：

	截至二零零四年十二月三十一日止年度（經審核）	截至二零零五年十二月三十一日止年度（經審核）	截至二零零六年十二月三十一日止年度（經審核）	截至二零零六年三月三十一日止三個月（未經審核）	截至二零零七年三月三十一日止三個月（未經審核）
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
營業額	2,450,649	3,192,065	3,538,754	912,936	1,028,621
股東應佔溢利	245,011	156,518	15,664	14,725	20,523

貴集團於截至二零零五年十二月三十一日止年度(「二零零五財政年度」)錄得營業額約3,192,000,000港元， 較二零零四年十二月三十一日止年度(「二零零四財政年度」)增加30.3%。二零零五財政年度之股東應佔溢利約157,000,000港元，較二零零四財政年度減少約36.1%。二零零五財政年度之股東應佔溢利減少，主要由於維生素C之平均價格下跌，以及維生素C和青霉素主要產品之利潤率收窄所致，正如淨利潤率於二零零四財政年度約10.0%減少至二零零五財政年度約4.9%。

截至二零零六年十二月三十一日止年度(「二零零六財政年度」)， 貴集團錄得營業額約3,539,000,000港元，較二零零五財政年度增加約10.9%。營業額增加，主因是年內青霉素原料藥產品銷售量增加所致。儘管營業額增加，但二零零六財政年度之股東應佔溢利約15,700,000港元，較二零零五財政年度減少約90.0%。股東應佔溢利減少，主要由於維生素C及頭孢菌素產品之平均價格下跌，以及成藥業務之利潤率下降所致。正如淨利潤率於二零零五財政年度

約4.9%進一步減少至二零零六財政年度約0.4%。於二零零六年十二月三十一日，貴集團的經審核綜合資產淨值約2,641,600,000港元，而於二零零六年六月三十日的未經審核資產淨值約2,501,500,000港元。

截至二零零七年三月三十一日止三個月， 貴集團錄得營業額約1,028,600,000港元，高於二零零六財政年度同期之912,900,000港元，純利亦由二零零六財政年度同期之14,700,000港元增加至約20,500,000港元。於截至二零零七年三月三十一日止三個月的淨利潤率亦升至約2.0%，而二零零六財政年度約0.4%。誠如 貴公司截至二零零七年三月三十一日止三個月之第一季季度報告所載，基於 貴集團產品價格於本年度第一季回升且利潤率亦有所提升，董事相信貴集團於本年度第二季之前景樂觀。

誠如 貴集團截至二零零七年三月三十一日止三個月之第一季度業績報告所述，主要由於 貴集團之產品價格回升，淨利潤率獲改善。吾等已就行業前景與 貴公司之管理層作進一步討論，並知悉於第一季後， 貴集團產品(如青霉素及維生素C原料藥)之價格進一步上升。有鑒於上述事宜，吾等認為貴集團之前景樂觀。

IV. 收購價

收購價為每股1.6715港元：

(a) 較二零零七年五月七日(即於收購建議期間開始前最後一個交易日)聯交所所報的每股股份收市價1.83港元折讓約8.66%；

(b) 較二零零七年六月十五日(即二零零七年六月十八日股份暫停買賣前最後一個交易日)聯交所所報的每股股份收市價2.66港元折讓約37.16%；

(c) 較直至二零零七年六月十五日(包括當日)的五個交易日(不包括二零零七年六月十一日至二零零七年六月十二日股份暫停買賣期間)每股股份的平均收市價2.77港元折讓約39.66%；

(d) 較直至二零零七年六月十五日(包括當日)的十個交易日(不包括二零零七年六月十一日至二零零七年六月十二日股份暫停買賣期間)每股股份的平均收市價2.74港元折讓約39.00%；

(e) 較直至二零零七年六月十五日(包括當日)的三十個交易日(不包括二零零七年五月八日及二零零七年六月十一日至二零零七年六月十二日股份暫停買賣期間)每股股份的平均收市價約2.46港元折讓約32.05%；

(f) 較最後實際可行日期的每股股份收市價3.15港元折讓約46.94%；及

(g) 較於二零零六年十二月三十一日的經審核綜合每股有形資產淨值約1.6498港元(以 貴公司於二零零六年十二月三十一日之經審核綜合有形資產約2,537,600,000港元及於同日的1,538,124,661股已發行股份釐定)溢價約1.32%。

吾等對收購價之分析如下：

(i) 過往市場價格及股份流通量

下圖顯示股份於二零零六年六月十五日(即緊接二零零七年六月十五日(「最後交易日」，即二零零七年六月十八日股份暫停買賣前最後一個交易日)前12個月的交易日)至最後實際可行日期(包括首尾兩天)(「回顧期間」)在聯交所所報的收市價及成交量：


收購價：1.6715港元
3.5
3.0
2.5
2.0
1.5
1.0
0.5
收市價(港元)
60,000,000
48,000,000
36,000,000
24,000,000
12,000,000
0
成交量
二零零六年
六月十五日
二零零六年
九月三十日
二零零六年
十二月三十日
二零零七年
三月三十日
二零零七年
七月十六日

資料來源：彭博資訊

誠如上圖所示，於二零零六年六月十五日至最後交易日(包括首尾兩天)之期間(「公佈前期間」)內，股份於聯交所所報之最高及最低收市價分別為於二零零五年五月二十五日錄得之每股3.11港元及二零零六年六月二十二日錄得之每股0.79港元。

於公佈前期間內，股份於直至二零零七年四月乃按低於收購價之價格買賣。於二零零七年四月十一日，儘管 貴公司公佈二零零六財政年度之全年業績錄得純利大幅倒退，惟股價卻由二零零七年四月十一日之1.44港元上升至二零零七年四月十二日之1.85港元，升幅約25.0%。其後於二零零七年五月八日， 貴公司就可能提呈全面收購建議刊登第一份公佈，促使股價由二零零七年五月七日(第一份公佈日期前之最後交易日)之1.83港元(較收購價為高)，進一步升至二零零七年五月底之最高位每股3.11港元。於最後實際可行日期，股份收報每股3.15港元。

下表載列股份於回顧期間內之成交量：

	月份／期間之總成交量	月份／期間之平均每日成交量 (附註1)	平均每日成交量佔最後實際可行日期之已發行股份總數之百分比 (%)	平均每日成交量佔公眾股東於最後實際可行日期持有之股份總數之百分比 (%) (附註2)
二零零六年				
六月	108,826,882	4,946,676	0.32	0.66
七月	26,163,000	1,245,857	0.08	0.17
八月	79,654,393	2,491,715	0.16	0.33
九月	52,326,012	3,447,495	0.22	0.46
十月	26,144,793	1,307,240	0.08	0.17
十一月	87,719,600	3,987,255	0.26	0.53
十二月	45,583,000	2,399,105	0.16	0.32
二零零七年				
一月	174,288,000	7,922,182	0.52	1.05
二月	133,437,441	7,413,191	0.48	0.98
三月	82,218,298	3,737,195	0.24	0.50
四月	164,076,000	9,115,333	0.59	1.21
五月	448,471,538	22,423,577	1.46	2.98
六月	205,120,139	18,647,285	1.21	2.47
七月（直至及包括最後實際可行日期）	95,888,450	9,588,845	0.62	1.27

資料來源：彭博資訊

附註：

1. 平均每日成交量乃以月份/期間的總成交量除以該月／期間內的交易日數（不包括股份於整個交易日在聯交所暫停買賣之任何交易日）計算。

2. 按由公眾股東持有之752,819,734股份（佔　貴公司於最後實際可行日期之已發行股本約48.944%）為基準計算。

誠如上表所示，股份於公佈前期間內各月之平均每日成交量介乎1,250,000股至約22,420,000股不等，分別佔最後實際可行日期之已發行股份總數約0.08%及約1.46%，及佔公眾股東於最後實際可行日期持有之股份總數約0.17% 及2.98%。

自二零零七年五月八日刊發第一份公佈以來，股份之平均每日成交量由二零零七年四月之約 9,110,000股增加至二零零七年五月之約22,240,000股，為股份現時之價格水平提供支持。

(ii) ***收購價與可資比較收購價的比較***

貴集團主要從事製造及買賣製藥產品。評估收購價是否公平時，吾等已盡最大努力識別及審閱於聯交所上市之18間所有可資比較公司，該等公司主要從事之業務與　貴集團之主要業務相近(「可資比較公司」)。下表載列收購價與可資比較公司之收購價之比較：

股份代號	可資比較公司名稱	主要業務	市值 (百萬港元) *(附註1)*	根據二零零五年業績計算之市盈倍數(「市盈率」) (倍) *(附註2)*	根據二零零六年業績計算之市盈倍數(「市盈率」) (倍) *(附註3)*	收市價較每股有形資產淨值(折讓)／溢價(%) *(附註3)*	股息收益率 (%) *(附註3)*
3933	聯邦制藥國際控股有限公司	從事抗生素制劑產品以及用於生產該等產品的原料藥及中間產品、止咳藥、抗過敏藥物以及空心膠囊的生產及銷售	5,712.0	36.6	25.1	337.7	0
2877	中國神威藥業集團有限公司	於中國從事中藥產品的研發、生產及銷售	5,259.7	15.4	15.4	201.4	1.6

股份代號	可資比較公司名稱	主要業務	市值 (百萬港元) (附註1)	根據二零零五年業績計算之市盈倍數(「市盈率」) (倍) (附註2)	根據二零零六年業績計算之市盈倍數(「市盈率」) (倍) (附註3)	收市價較每股有形資產淨值(折讓)／溢價(%) (附註3)	股息收益率 (%) (附註3)
858	精優藥業控股有限公司	推廣及經銷醫藥產品；開發、製造及銷售醫藥產品；商品化投產基因發明；及研究基因及開發與製造基因晶片	5,152.5	錄得虧損	1,250.0	淨虧損	0
1177	中國生物製藥有限公司	研發、生產及銷售用於治療之生物藥物、中藥現代製劑及西藥	3,848.7	2.4	27.2	108.4	2.9
587	華瀚生物製藥控股有限公司	研發、製造及銷售中西醫藥產品及天然抗腫瘤藥物	2,351.6	18.2	18.9	190.7	0.7
8329	深圳市海王英特龍生物技術股份有限公司	現代生物技術的研發、細胞因子類蛋白質治療藥物的生產與銷售，以及生產預防疾病的生物產品	2,328.8	錄得虧損	錄得虧損	2,318.5	0
1889	武夷國際藥業有限公司	製造、營銷和銷售品牌處方、非處方西藥和中成藥產品，包括中成藥注射液	1,881.6	12.7	13.1	984.8	0

股份代號	可資比較公司名稱	主要業務	市值 (百萬港元) *(附註1)*	根據二零零五年業績計算之市盈倍數(「市盈率」) (倍) *(附註2)*	根據二零零六年業績計算之市盈倍數(「市盈率」) (倍) *(附註3)*	收市價較每股有形資產淨值(折讓)／溢價(%) *(附註3)*	股息收益率 (%) *(附註3)*
8058	山東羅欣藥業股份有限公司	製造及銷售抗生素、抗病毒藥物及系統專科藥物	1,414.3	28.5	23.0	555.6	0.9
2005	利君國際醫藥(控股)有限公司	研發、製造及銷售製藥產品	1,324.7	10.1	15.4	162.2	1.5
719	山東新華製藥股份有限公司	開發、製造和銷售化學原料藥、製劑及化工產品	1,285.0	909.4	55.0	(8.0)	0.7
2898	龍發製藥集團有限公司	推廣、分銷及研發集團品牌「龍發」之專利中成藥	960.0	2.0	錄得虧損	1,063.5	0
8120	中華藥業生物科學有限公司	生產、銷售及分銷動物用藥及動物疫苗	703.2	錄得虧損	錄得虧損	22,190.0	0
897	位元堂藥業控股有限公司	生產及銷售傳統中藥及西藥產品	649.3	錄得虧損	錄得虧損	66.0	0
2327	積華生物醫藥控股有限公司	研發、製造和銷售藥品，包括新藥及非專利藥品	300.0	10.25	15.4	46.8	1.7

股份代號	可資比較公司名稱	主要業務	市值 (百萬港元) *(附註1)*	根據二零零五年業績計算之市盈倍數 (「市盈率」) (倍) *(附註2)*	根據二零零六年業績計算之市盈倍數 (「市盈率」) (倍) *(附註3)*	收市價較每股有形資產淨值 (折讓) ／溢價(%) *(附註3)*	股息收益率 (%) *(附註3)*
8225	萬全科技藥業有限公司	研發及使藥品商品化	295.2	52.2	18.6	160.9	0
8049	吉林省輝南長龍生化藥業股份有限公司	於中國製造和分銷「長龍」及「Shendi」品牌之生化藥物	201.7	24.4	65.4	13.9	3.5
8019	中遠威生物製藥有限公司	開發及銷售治療心腦血管疾病、名為「溶栓膠囊」的中藥	165.0	錄得虧損	9.4	淨虧絀	0
8221	李氏大藥廠控股有限公司	製造及銷售自行研發的藥品、買賣引進的藥品	152.3	11.0	錄得虧損	911.3	0
最高：				**909.4**	**1,125.0**	**22,190.0**	**3.5**
最低：				**2.0**	**9.4**	**(8.0)**	**0**
平均數：				**91.4**	**109.8**	**1,831.5**	
平均溢價：						**2,093.7**	
平均折讓：						**(8.0)**	
全面收購建議：			***2,571.0*** *(附註4)*	***16.4***	***163.9***	***1.3*** *(附註5)*	***0***

附註：

1. 按可資比較公司股份於最後實際可行日期之收市價為基準計算。

2. 按可資比較公司股份於最後實際可行日期之收市價及其各自之二零零五年年報為基準計算。

3. 按可資比較公司股份於最後實際可行日期之收市價及其各自之二零零六年年報為基準計算。

4. 按收購價及於聯合公佈日期之1,538,124,661股已發行股份為基準計算。

5. 按照收購價及二零零六年每股淨有形資產（定義見本函件「IV(ii)(b)有形資產淨值分析」一節）計算。此外，按照收購價及經調整二零零六年每股有形資產淨值（定義見本函件「IV(ii)(b)有形資產淨值分析」一節），收講價較經調整二零零六年每股有形資產淨值折讓約4.4%。

(a) 市盈率分析

市盈率被視為對擁有經常性收入基礎之公司估值的最常用估值方法。市盈率可資比較公司之市盈率介乎約9.4倍至約1,125.0倍不等，平均市盈率約為109.8倍。

根據二零零六年年報所載之 貴集團股東應佔純利15,700,000港元及於二零零六年十二月三十一日之已發行股份1,538,124,661股計算， 貴集團截至二零零六年十二月三十一日止年度之每股基本盈利約為0.0102港元（「二零零六財政年度每股盈利」）。收購價相當於二零零六財政年度每股盈利約163.9倍之市盈率。吾等注意到，由二零零六財政年度每股盈利約163.9倍之收購價所引申之市盈率，高於平均市盈率（約109.8倍）但低於可資比較公司最高市盈率（約1,125.0倍）（如上表所示）。

然而，鑑於 貴集團於二零零六財政年度之溢利較其近數年之溢利水平大幅倒退，為作説明之用，吾等將收購價與根據 貴公司二零零五財政年度業績之每股盈利及可資比較公司於二零零五財政年度業績之每股盈利作比較。根據二零零五年年報所報之 貴集團股東應佔純利156,500,000港元及於二零零五年十二月三十一日之1,538,124,661股已發行股份計算， 貴集團截至二零零五年十二月三十一日止年度之每股基本盈利約為0.1018港元（「二零零五財政年度每股盈利」）。根據二零零五財政年度每股盈利計算，收購價相當於市盈率約16.4倍，然低於可資比較公司於二零零五年約91.4倍之平均市盈率。

(b) 有形資產淨值分析

為提供額外參考資料，吾等亦已審閱收購價與每股有形資產淨值間之關係。　貴公司於二零零六年十二月三十一日之綜合經審核有形資產淨值約為2,537,600,000港元，相當於每股股份約1.6498港元(「二零零六年每股有形資產淨值」)(根據二零零六年十二月三十一日之1,538,124,661股已發行股份計算)。誠如綜合收購建議文件附錄三所披露，於二零零七年五月三十一日　貴集團於中國持有及佔用於物業權益為約人民幣322,860,000元(332,550,000港元)(「物業估值」)。吾等知悉西門並無為由　貴集團持有惟未取得必須之業權及樓宇所有權證書之若干物業權益評定價值，吾等應為屬適當，因　貴集團並非合法擁有該等物業。吾等獲董事告知，於考慮物業估值後，　貴集團於二零零六年十二月三十一日之經調整綜合有形資產淨值將約為2,689,500,000港元，即每股約1.7486港元(「經調整二零零六年每股有形資產淨值」)，計算根據於二零零六年十二月三十一日已發行1,538,124,661股股份。

誠如上表所載，根據可資比較公司於最後交易日之每股收市價計算，可資比較公司按較其各自之每股綜合有形資產淨值(根據其各自之最近期刊發財務報表)介乎約8.0%折讓至約22,190.0%溢價之水平買賣。收購價較二零零六年每股有形資產淨值溢價約1.3% 及較經調整二零零六年每股有形資產淨值溢價約4.4%，屬可資比較公司之每股有形資產淨值範圍內，惟低於可資比較公司之每股有形資產淨值之平均溢價2,093.7%及平均折讓8.0%。

(c) 股息收益率分析

貴公司於截至二零零六年十二月三十一日止最近兩個年度內並無宣派股息。

(iv) 可資比較現金收購建議交易

為提供額外參考資料，吾等亦已就吾等深知及根據可於聯交所網站取得的資料，審閱聯交所主板上市公司於二零零七年一月一日至最後實際可行日期止期間公佈之所有現金收購建議(包括收購及私有化)(「現金收購

建議可資比較公司」）之收購價，並以收購價與現金收購建議可資比較公司之收購價進行比較。下表載列　貴公司與現金收購建議可資比較公司之比較：

股份代號	現金收購建議可資比較公司名稱	主要業務	公佈日期	收購價較收購建議公佈前最近期收市價(折讓)／溢價(%)	市值(百萬港元)(附註1)	市盈率(倍)(附註2)	收購價較每股有形資產淨值(折讓)／溢價(%)(附註3)	股息率(%)(附註4)
439	英發國際有限公司(「英發」)	製造及買賣原件裝配紙品產品及自家品牌和代理產品。	二零零七年一月九日	(23.1)	43.8	不適用(附註5)	(72.2)	0.0
22	茂盛控股有限公司(「茂盛」)	物業投資及租賃、酒店營運、投資控股及收費道路。	二零零七年二月十六日	(4.0)	648.9	不適用(附註5)	(42.0)(附註6)	不適用(附註7)
65	盈科保險集團有限公司	於香港提供範圍廣泛的個人終身、儲蓄及單位掛鈎保險產品予香港個別人士 及一系列的其他相關保險產品。	二零零七年三月一日	58.2	4,211.6	20.6	142.7	0.4
8282	TOM在線有限公司	於中國提供增值多媒體產品及無線服務。	二零零七年三月九日	33.3	4,856.0	29.1	149.7	0.0
30	佳訊(控股)有限公司	提供金融報價、證券交易系統特許使用權及銷售相關產品、無線應用，以及企業活動及投資控股。	二零零年四月十六日	19.6	226.4	20.7	(6.8)	10.3

股份代號	現金收購建議可資比較公司名稱	主要業務	公佈日期	收購價較收購建議公佈前最近期收市價(折讓)／溢價 (%)	市值 (百萬港元) (附註1)	市盈率 (倍) (附註2)	收購價較每股有形資產淨值(折讓)／溢價 (%) (附註3)	股息率 (%) (附註4)
649	世茂國際控股有限公司(「世茂」)	物業發展、租賃及投資及酒店營運	二零零七年四月十九日	50.0	579.3	不適用 (附註5)	38.2	0.0
665	大福證券集團有限公司	證券、期貨、貴金屬合約及外匯經紀及買賣、提供孖展及企業諮詢、配售及包銷、代理人及保管、基金管理及財務策劃服務。	二零零七年四月二十六日	13.6	1,269.2	8.2	24.0	5.8
1229	雅域集團有限公司	製造及銷售鐘錶及照明產品、金屬貿易以及提供電鍍服務。	二零零七年五月九日	(62.6)	447.6 (附註5)	不適用	(4.4)	0.0
566	紅發集團有限公司	製造、設計及銷售玩具。	二零零七年五月十四日	13.9	403.8	15.3	(8.6)	3.6
669	創科實業有限公司	製造與經銷蓄電電動工具、地板護理設備、太陽能及電子產品、個人及保健產品、廚具產品。	二零零七年五月十四日	(67.3)	15,952.2	4.9	(24.7)	5.3
145	香港建屋貸款有限公司	投資控股、提供按揭融資及其他相關服務及財務投資。	二零零七年五月十六日	(35.9)	517.5	29.5	43.2	0.0

股份代號	現金收購建議可資比較公司名稱	主要業務	公佈日期	收購價較收購建議公佈前最近期收市價(折讓)／溢價 (%)	市值 (百萬港元) (附註)	市盈率 (倍) (附註2)	收購價較每股有形資產淨值(折讓)／溢價 (%) (附註3)	股息率 (%) (附註4)
851	建美集團有限公司(「建美」)	製造及銷售換能器、環形變壓器、EI變壓器及相關配件、塑模及電器產品。	二零零七年五月十六日	(76.0)	68.9	不適用 (附註5)	不適用 (附註8)	0.0
8122	時富金融服務集團有限公司	提供證券、期權、期貨、槓桿式外匯交易合約及互惠基金與保險相連投資產品之網上和傳統經紀服務、保證金融資及企業融資，以及網上遊戲服務。	二零零七年五月十八日	(1.3)	532.1	13.1	8.6	13.2
380	世貿彬記集團有限公司	於香港從事進口及銷售多種不同物料、用途及品牌之喉管、管件及其他相關配件。亦從事各類產品的倉儲業務。	二零零七年六月十一日	(41.3)	2,418.5	7.5	31.2	3.2
8192	環球工程有限公司	提供影像設計服務、資訊科技顧問服務及內容管理工程服務與網上廣告工程服務	二零零七年七月三日	(48.1)	34.6	不適用 (附註5)	4,000.0	0.0
最高：				58.2		29.5	4,000.0	13.2
最低：				(76.0)		4.9	(72.2)	0.0
平均：				(11.4)		16.5	305.6	
平均溢價：				31.4			554.7	
平均折讓：				(40.0)			(26.4)	
全面收購建議：			*二零零七年五月七日*	*(8.7)*	*2,571.0*	*163.9*	*1.3 (附註9)*	*0*

資料來源：　彭博資訊、聯交所網站、現金收購建議可資比較公司於發表其認購公佈前刊發之公佈、收購建議／回應文件及最近期刊發財務報告。

附註：

1. 於有關公佈發表前之最後交易日在彭博資訊所報之市值。

2. 按收購價除以最近期經審核每股盈利(載於有關收購建議／回應文件或年報)之基準計算。

3. 按收購價除以每股資產淨值(載於有關公佈或收購建議／回應文件)之基準計算。

4. 按每股股息(載於有關收購建議／回應文件或年報)及各有關可資比較交易之收購價之基準計算。

5. 於最近之財政年度錄得虧損。

6. 按收購價約0.1067港元除以茂盛之未經審核備考綜合每股資產淨值約0.1839港元，即茂盛及其附屬公司(「茂盛集團」)於二零零七年二月十六日公佈之建議茂盛集團重組完成後之每股資產淨值。

7. 不包括茂盛之股息收益率，皆因除根據於二零零七年二月十六日公佈之建議茂盛集團重組以實物分派Inventive Limited股份及擬派特別股息外，茂盛集團於最近兩個財政年度並無維持統一派息率。

8. 根據建美之未經審核綜合資產淨值虧絀約20,400,000港元(如建美截至二零零六年十月三十一日止六個月之中期報告所載)及建美於二零零六年十月三十一日之已發行股份 56,781,103 股計算，每股建美股份於二零零六年十月三十一日之資產淨值虧絀約為0.36港元。

9. 按照收購價及二零零六年每股淨有形資產(定義見本函件「IV(ii)(b) 有形資產淨值分析」一節)計算。此外，按照收購價及經調整二零零六年每股有形資產淨值(定義見本函件「IV(ii)(b) 有形資產淨值分析」一節)，收講價較經調整二零零六年每股有形資產淨值折讓約4.4%。

(a) 參考收購價比較公佈前最近期的股份收市價

誠如上表所述，可資比較公司的收購價較於收購建議公佈前其各自之最後收市價平均溢價約31.4%及平均折讓約40.0%。收購價較收購期間開始日期二零零七年五月七日前之最後交易日每股交市價1.83%折讓約8.7%，及較最後交易日期之收市價折讓約37.2%，均稍低於可資比較公司收購價的平均折讓約40.0%。

(b) 市盈率分析

根據現金收購建議可資比較公司的收購價所引伸的過往市盈率平均值約16.5倍，而根據收購價所引伸則約163.9倍。然而，吾等認為，由於　貴公司及各現金收購建議可資比較公司所從事的業務分佈不同行業，增長

模式及前景均不一，故將收購價所引伸的市盈率與現金收購建議可資比較公司的市盈率作出比較，無意義及不適當。上表所述的資料僅供識別之用。

(c) *有形資產淨值分析*

參考現金收購建議可資比較公司之收購價佔其各之每股綜合有形資產淨值之比率，介乎折讓約72.2%及溢價約4,000%，而平均溢價約554.7%及平均折讓約26.4%（根據現金收購建議可資比較公司各自之最近期經刊發財務報告）。收購價較二零零六年每股有形資產淨值溢價約1.3%及較經調整二零零六年每股有形資產淨值折讓約4.4%，低於現金收購建議可資比較公司各自之平均溢價及平均折讓。然而，投資者就某一公司提出之收購價會受（其中包括）行業、該公司之業務或營運表現及未來前景等因素所影響，因此，上述與現金收購建議可資比較公司之比較僅作參考之用。

V. 其他因素

誠如本綜合收購建議文件附錄四「6. 重大訴訟」一節所述，吾等知悉　貴公司及其一家附屬公司在美國提出之反壟斷申訴中被指名為被告人之一。原告人尋求三倍之無指明損害賠償及其他補償。二零零七年六月五日，法院基於國家行為、外國主權強制及國際禮儀原則，聽取被告人之駁回動議。吾等亦知悉，根據法院最後定下之時間表及（其中包括）事實公開訂於二零零八年二月二十九日前完成，專家取證訂於二零零八年九月十九日前完成。預審聆訊將於二零零八年十一月十一日召開。吾等知悉　貴公司董事及管理層計劃就該等反壟斷申訴所列出之索償積極抗辯。根據以上的法院時間表吾等從董事獲悉，現階段無法準確估計反壟斷申訴之結果。經考慮有關訴訟（當中大部分訴訟會在二零零八年及之後進行）的最近期發展及法院時間表，以及董事聲明後，吾等認為，未能就訴訟對　貴集團可能產生的財務影響作出評估。然而，吾等認為，由於自二零零五年二月起，　貴公司已一直報告有關訴訟的詳情，而訴訟之最新進展亦載於　貴公司於二零零六財政年度之年報（全部可由公眾人士查閱）內，故股價表現已反映市場人士就訴訟對　貴集團影響的觀點。

推薦建議

經考慮上述主要因素及原因後，尤其是：

— 收購價較股份二零零六年每股有形資產淨值溢價1.3%，低於(i)可資比較公司各自之平均溢價約2,093.7%；及(ii)現金收購建議可資比較公司之平均溢價約554.7%；

— 收購價引申之歷史市盈率(根據二零零六財政年度業績)約163.9倍，較可資比較公司於二零零六年之平均歷史市盈率約109.8倍為高；然而，收購價引申之高市盈率乃基於 貴集團於二零零六財政年度出現盈利大幅倒退；而收購價引申之歷史市盈率(根據二零零五財政年度業績)約16.4倍，較可資比較公司於二零零五年之平均歷史市盈率約91.4倍為低；

— 由於青霉素及維生素C原料藥產品於二零零七年的價格可望靠穩，故行業前景良好，有利 貴集團的業務表現；

— 收購價較(i)於收購建議期間開始前最後交易日每股收市價1.83港元折讓約8.66%；(ii)於最後交易日每股收市價2.66港元折讓約37.16%及(iii)於最後實際可行日期每股收市價3.15港元折讓約46.94%；及

— 基於法院之反壟斷訴訟時間表(大部分法院事件將於二零零八年及以後進行)，董事認為反壟斷申訴之結果於此階段未能明確估計，由於自二零零五年二月起公眾人士已知悉反壟斷申訴，故股份之市價應已反映市場人士就訴訟對貴集團影響的觀點。

吾等認為收購價對獨立股東而言並非公平合理。因此，吾等建議獨立董事委員會推薦獨立股東不接納收購建議。

有意套現於股份之投資的股東，應密切注視股份於收購建議期間內之價格表現，尤其是倘股份價格跌至低於收購價，該等股東或會希望接納收購建議。認為 貴集團未來前景屬吸引的股東可考慮保留其部份或全部股份。

此致

獨立董事委員會及中國製藥
集團有限公司之獨立股東 台照

代表
聯昌國際證券(香港)有限公司
行政副總裁 *高級副總裁*
劉志華 **洪琬貽**
謹啟

二零零七年七月十九日

1. 接納之其他手續

全面收購建議

(a) 如有關　閣下股份之股票及／或過戶收據及／或任何其他所有權文件（及／或就此規定可接納之任何一份或多份彌償保證書）乃以　閣下之名義登記，而　閣下欲接納全面收購建議，則　閣下必須將隨附之接納表格連同有關股票及／或過戶收據及／或任何其他所有權文件（及／或就此所需可接納之任何一份或多份彌償保證書）送交過戶處。

(b) 如有關　閣下股份之股票及／或過戶收據及／或任何其他所有權文件（及／或就此規定可接納之任何一份或多份彌償保證書）乃以代名人公司之名義或非　閣下本人名義登記，而　閣下欲就　閣下之股份接納全面收購建議，則　閣下必須：

(i) 將　閣下之股票及／或過戶收據及／或任何其他所有權文件（及／或就此規定可接納之任何一份或多份彌償保證書）送交代名人公司或其他代名人，並向其發出授權指示代表　閣下接納全面收購建議，以及要求將已填妥之接納表格，連同有關股票及／或過戶收據及／或任何其他所有權文件（及／或就此規定可接納之任何一份或多份彌償保證書）一併送交過戶處；或

(ii) 要求本公司透過過戶處將股份以　閣下名義登記，並將已填妥之接納表格，連同有關股票及／或過戶收據及／或任何其他所有權文件（及／或就此規定可接納之任何一份或多份彌償保證書）一併送交過戶處；或

(iii) 閣下如已透過中央結算系統將股份寄存於　閣下之持牌證券商／託管銀行，則須於香港中央結算（代理人）有限公司所定之限期或之前指示　閣下之持牌證券商（或其他註冊證券交易商）／託管銀行授權香港中央結算（代理人）有限公司代表　閣下接納全面收購建議。為趕及香港中央結算（代理人）有限公司所定之限期，　閣下應向　閣下之持牌證券商（或其他註冊證券交易商）／託管銀行查詢處理　閣下指示之所需時間，並按　閣下之持牌證券商／託管銀行之要求向其發出指示；或

(iv) 閣下如已將股份存入　閣下於中央結算系統開設之投資者戶口持有人賬戶，則須於香港中央結算(代理人)有限公司訂下之限期(即二零零七年八月九日或之前透過中央結算系統「結算通」電話系統或中央結算系統互聯網系統發出授權指示。

(c) 如有關　閣下股份之股票及／或過戶收據及／或其他所有權文件(及／或就此規定可接納之任何一份或多份彌償保證書)未能即時備妥及／或已遺失，而　閣下欲就　閣下之股份接納全面收購建議，則亦應填妥接納表格，並連同一封聲明　閣下已遺失或未能即時備妥一份或多份股票及／或過戶收據及／或其他所有權文件(及／或就此規定可接納之任何一份或多份彌償保證書)之函件一併送交過戶處。　閣下於尋獲或備妥該等文件後，應隨即盡快將有關股票及／或過戶收據及／或任何其他所有權文件(及／或就此規定可接納之任何一份或多份彌償保證書)送交過戶處。　閣下如已遺失股票，則亦應致函過戶處索取彌償保證書，按指示填妥後交回過戶處。

(d) 閣下如已將任何股份之過戶文件送交以　閣下之名義登記，但尚未收到　閣下之股票，而　閣下欲就　閣下之股份接納全面收購建議，則亦應填妥接納表格，並連同　閣下正式簽署之過戶收據一併送交過戶處。此舉將被視作授權金榜融資及／或收購人或彼等各自之代理代表　閣下於有關股票發出時向本公司或過戶處領取股票，並將股票送達過戶處，猶如有關股票已連同接納表格一併送交過戶處。

(e) 全面收購建議接納書僅會於過戶處不遲於二零零七年八月九日(星期四)下午四時正，或收購人在遵守收購守則規定下可能決定及公佈之較後時間及／或日期接獲已填妥之接納表格後，方會被視為有效，而有關表格須：

(i) 隨附有關股票及／或過戶收據及／或其他所有權文件(及／或就此規定可接納之任何一份或多份彌償保證書)，如該等股票並非以　閣下名義登記，則可確立　閣下成為有關股份登記持有人之權利之其他文件；或

(ii) 由股份之登記股東或其遺產代理人作出(惟最多僅限於登記持股量，且接納書僅涉及本段(e)另一分段不計算之股份)；或

(iii) 經過戶處或聯交所核證。

倘接納表格乃由股份登記持有人以外之人士簽立，則必須提交適當且獲過戶處信納之授權憑證文件。

(f) 所有接獲之接納表格、股票及／或過戶收據及／或任何其他所有權文件(及／或就此所需可接納之任何一份或多份彌償保證書)一概不會獲發收訖通知書。

(g) 股份過戶登記處秘書商業服務有限公司之地址為香港皇后大道東28號金鐘匯中心26樓。

2. 接納期及修訂

全面收購建議將一直可供接納，直至二零零七年八月九日(星期四)下午四時正為止，除非根據收購守則予以延展或修訂則作別論。收購人保留根據收購守則修訂或延展全面收購建議之權利。

全面收購建議可於截止日期前任何時間修訂。倘全面收購建議獲修訂，該項經修訂之全面收購建議將由寄發修訂通知書予股東之日期起計至少14日期間繼續可供接納。在任何情況下倘全面收購建議得以修訂，而根據經修訂全面收購建議於該日提出之代價並非指以原先或先前經修訂形式削減全面收購建議之價值，則該經修訂全面收購建議之利益(載於本文件)將以原先或先前經修訂形式撥歸全面收購建議之接納人(以下統稱「先前接納人」)。先前接納人(或由其代表)簽署任何接納表格將被視為構成接納經修訂全面收購建議，惟有關人士根據本附錄「撤回權利」一節成為有權撤回其接納申請並正式撤回其接納申請則別作別論。

倘全面收購建議獲延展或修訂，有關延展或修訂之公佈將訂明下一個截止日期，或訂明全面收購建議仍將可供接納，直至另行發出通告。於後一個情況下，於向尚未接納全面收購建議之獨立股東發出通告當日起計最少14日後方會結束全面收購建議。

倘全面收購建議之截止日期獲延展，則於本文件及接納表格內凡提述之截止日期，應視為指全面收購建議延展後之截止日期，惟文義另有所指則除外。

3. 公佈

(a) 收購人必須於二零零七年八月九日(星期四)下午六時正(或經執行人員同意之較後時間及／或日期)前，知會執行人員及聯交所其就全面收購建議所作出有關修訂、延期或到期之意向。收購人必須於各截止日期下午七時正前在聯交所網站刊發公佈，述明全面收購建議是否已予修訂、延展或已到期。該公佈必須根據下文所載之規定於下一個營業日再度刊發。

有關公佈必須列明下列事項：

(i) 全面收購建議所接獲之接納書所涉及之全部已發行股份總數及股份權利；

(ii) 收購人或其行動一致人士於全面收購建議期間前所持有、控制或指示之股份總數及股份權利；及

(iii) 收購人或其行動一致人士於全面收購建議期間(即該公佈日期至截止日期(或倘全面收購建議獲執行人員根據收購守則予以延展，則為全面收購建議最後截止接納申請之日期)下午四時正)內所收購或同意收購之股份總數及股份權利。

有關公佈亦必須說明上述之數目所佔本公司之相關類別股本之百分比，以及本公司投票權之百分比。

(b) 按收購守則及上市規則規定，有關全面收購建議之任何公佈(執行人員及聯交所已確認對此並無其他意見)將於香港聯合交易所有限公司網站(www.hkex.com.hk)及本公司網站 (www.irasia.com/listco/hk/cpg/index.htm)

刊載，並將於最少一份主要英文報章及一份主要中文報章刊登公告通知，而上述報章均須為每日發行及遍銷香港。全面收購建議結果之公佈將於二零零七年八月十日(星期五)於香港聯合交易所有限公司網站及本公司網站刊登，而該公佈之通知將於報章刊登。

4. 撤回權利

獨立股東一經接納全面收購建議，概不得撤銷及撤回，除非是在收購守則第19.2條所載之情況下(即倘若收購人未能遵守收購守則第19條項下發表有關全面收購建議公佈之任何規定)，執行人員可要求向已提交全面收購建議接納書之股東，按執行人員接納之條款授予撤回權利，直至符合有關規定為止。倘有任何獨立股東獲授予該撤回權利(按本段所述)，收購人將會另行作出公佈。

5. 一般事項

(a) 所有由獨立股東送交或接收或發出之通訊、通告、接納表格、股票、過戶收據、其他所有權文件(及／或任何就此規定可接納之一份或多份彌償保證書)及付款所涉及之郵誤風險，概由彼等或彼等指定之代理自行承擔，而本公司、收購人、金榜融資及彼等各自之任何代理及過戶處，概不會就郵誤之任何損失或可能因此而引起之任何其他責任承擔任何責任。

(b) 接納表格所載之規定構成全面收購建議條款之一部份。

(c) 意外漏派本文件及／或接納表格或其中任何文件予任何應獲提呈全面收購建議之人士，概不會導致全面收購建議在任何方面失效。倘本文件及／或接納表格故意漏寄予任何海外股東，亦概不會導致全面收購建議在任何方面失效。

(d) 全面收購建議及所有接納書均受香港法例規監，並按其詮釋。

(e) 正式簽立接納表格，將構成授權收購人之任何董事、金榜融資或彼等可能指定之任何該名或該等人士代表接納全面收購建議之有關人士填妥及簽立任何文件及採取任何其他必需或權宜之行動，以便將有關接納全面收購建議之人士所涉及之股份轉歸收購人或其可能指定之該名或該等人士所有。

(f) 任何一名或多名人士接納全面收購建議，將被視作構成該名或該等人士向收購人保證，任何該名或該等人士所出售根據全面收購建議所收購之股份，乃免除一切留置權、索償及產權負擔，並連同股份所附帶之一切權利，包括有權收取於聯合公佈刊發日期或之後就股份所宣派、派付或作出之所有未來股息或其他分派(如有)，假若接納全面收購建議之股東為香港以外居民，則其已遵守所有相關地區之法例、取得任何必需之政府、外匯管制或其他同意書、辦理所有必需之正式手續或符合所有法例規定，並已支付本身就接納全面收購建議而須支付所屬地區之任何發行、過戶及其他稅項或應付之其他款項；且該股東並無採取任何行動或遺漏採取任何行動，導致或可導致本公司、收購人與其一致行動人士、金榜融資或任何其他人士因全面收購建議或因該股東接納全面收購建議而觸犯任何地區之法定或監管規定，該股東根據所有適用法律獲准接收及接納全面收購建議(及其任何修訂)，而該等對全面收購建議之接納按所有適用法律均為有效及具約束力；

(g) 根據全面收購建議任何股東將有權收取之代價將全面根據全面收購建議之條款進行交收，而不理會收購人可能或聲稱有權針對該股東之任何留置權、抵銷權、反申索或其他類似權利。

(h) 接納之獨立股東須支付就接納全面收購建議所產生之賣方從價印花稅，稅率為(i)應付之代價；及(ii)股份市值(以較高者為準)中每1,000港元支付1.00港元(不足1,000港元之部分亦須約數至最接近1港元)，而有關款項將自應付予接納全面收購建議之獨立股東之代價中扣除，並將由收購人代表該等接納獨立股東繳納。

(i) 收購人無意(但保留)行使其獲賦予之任何權利，以於全面收購建議結束後強制收購尚未收購之任何股份。

(j) 本文件及接納表格所提述之全面收購建議，包括作任何延展及／或修訂者。

(k) 向登記地址位於香港以外之司法權區之人士提出全面收購建議，可能會受有關司法權區之法例所影響。身為香港以外之司法權區之公民或居民之股東應自行了解及遵守任何適用法律規定。任何該等人士如欲接納全面收購建議，則有責任自行全面遵守有關司法權區在此方面之法例，包括取得任何所需之政府或其他同意，或遵循一切必要之法律手續及繳付於該司法權區應付之任何過戶費用或其他稅項。

(l) 本文件及接納表格之中英文本如有任何歧義，以英文本之詮釋為準。

1. 截至二零零六年十二月三十一日止三年各年度的財務資料概要

本公司截至二零零六年十二月三十一日止三年各年度的年報內所載，由德勤•關黃陳方會計師行發出各有關年度的核數師報告中，並無保留意見。

以下是本集團截至於二零零四年、二零零五年及二零零六年十二月三十一日止三年各年度的若干經審核財務資料，資料摘錄自本公司二零零五及二零零六年的年報、以及本集團已刊發截至二零零七年三月三十一日止三個月的未經審核財務資料。

業績

	截至二零零七年三月三十一日止三個月	截至十二月三十一日止年度		
		二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
	(未經審核)			(經重列) *(附註)*
營業額	1,028,621	3,538,754	3,192,065	2,450,649
除税前溢利	22,650	1,600	148,992	248,577
所得税	(2,121)	13,763	7,301	(3,185)
除税後溢利	20,529	15,363	156,293	345,392
少數股東權益	(6)	301	225	(381)
股本權益持有人應佔溢利	20,523	15,664	156,518	245,011
每股盈利 — 基本	1.33港仙	1.02港仙	10.18港仙	15.93港仙

於截至二零零六年十二月三十一日止三個年度，並無特別項目、特殊項目或任何股息。

資產及負債

	於十二月三十一日		
	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*
			(經重列) *(附註)*
總資產	5,273,408	5,379,779	4,707,246
總負債	(2,622,574)	(2,884,251)	(2,438,149)
	2,650,834	2,495,528	2,269,097
少數股東權益	(9,193)	(10,696)	(10,058)
	2,641,641	2,484,832	2,259,039

附註：

由於追溯採用新香港會計準則及香港財務報告準則（下文統稱「新財務報告準則」），由二零零五年一月一日或之後開始之會計期間生效，故截至二零零四年十二月三十一日止年度之財務資料予以重列。新財務報告準則之應用導致綜合收益表、綜合資產負債表及綜合股本權益變動報表之呈列有所改變。特別指出，少數股東權益及應佔合營企業税項之呈列有所改變。

2. 截至二零零六年十二月三十一日止年度的經審核財務資料

以下是本公司截至二零零六年十二月三十一日止兩年的經審核綜合賬目概要，資料摘錄自本公司的二零零六年年報。

綜合收益表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
收入	6	3,538,754	3,192,065
銷售成本		(2,925,429)	(2,498,501)
毛利		613,325	693,564
其他收入		34,814	21,157
分銷成本		(232,511)	(182,723)
行政開支		(308,094)	(293,231)
其他開支		(6,808)	(20,537)
應佔合營企業虧損		(3,350)	(1,099)
財務費用	7	(95,776)	(68,139)
除税前溢利		1,600	148,992
所得税	8	13,763	7,301
年度溢利	9	15,363	156,293
應佔年度溢利：			
本公司股本權益持有人		15,664	156,518
少數股東權益		(301)	(225)
		15,363	156,293
股息	12	—	—
每股盈利－基本	13	1.02港仙	10.18港仙

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
物業、機器及設備	14	3,233,026	3,176,949
預付租賃款項	15	145,923	154,612
無形資產	16	48,275	61,233
商譽	17	55,764	55,764
於合營企業之權益	19	21,646	24,086
已抵押銀行存款	20	1,312	2,428
		3,505,946	3,475,072
流動資產			
存貨	21	682,935	756,053
應收貿易賬項及其他應收款項	22	574,488	512,987
應收票據	22	98,501	118,281
預付租賃款項	15	4,361	4,474
應收貸款	23	—	670
可收回税項		1,165	8,096
應收關聯公司貿易款項	24	2,660	14,393
應收合營企業款項	24	13,155	17,047
已抵押銀行存款	20	2,792	—
銀行結存及現金	20	387,405	472,706
		1,767,462	1,904,707
流動負債			
應付貿易賬項及其他應付款項	25	754,147	974,756
應付票據	25	223,118	403,876
應付關聯公司貿易款項	24	11,360	—
應付關聯公司款項	24	10,454	4,146
應付合營企業貿易款項	24	—	3,107
應付税項		15,002	7,328
無抵押銀行貸款	26	752,000	344,804
		1,766,081	1,738,017
流動資產淨值		1,381	166,690
總資產減流動負債		3,507,327	3,641,762

	附註	二零零六年 千港元	二零零五年 千港元
非流動負債			
最終控股公司貸款	27	59,493	55,488
同系附屬公司貸款	28	20,000	—
無抵押銀行貸款	26	777,000	1,090,746
		856,493	1,146,234
		2,650,834	2,495,528
資本及儲備			
股本	29	153,812	153,812
儲備		2,487,829	2,331,020
本公司股本權益持有人應佔之股本權益		2,641,641	2,484,832
少數股東權益		9,193	10,696
		2,650,834	2,495,528

資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
物業、機器及設備	14	674	1,115
於附屬公司之投資	31	1,202,044	1,202,052
		1,202,718	1,203,167
流動資產			
其他應收款項		4,808	6,592
應收附屬公司款項	32	866,733	908,243
銀行結存及現金	20	3,429	24,393
		874,970	939,228
流動負債			
其他應付款項		13,174	13,654
應付附屬公司款項	32	—	304
無抵押銀行貸款	26	242,000	96,000
		255,174	109,958
流動資產淨值		619,796	829,270
總資產減流動負債		1,822,514	2,032,437
非流動負債			
無抵押銀行貸款	26	412,000	574,000
		1,410,514	1,458,437
資本及儲備			
股本	29	153,812	153,812
儲備	33	1,256,702	1,304,625
		1,410,514	1,458,437

綜合股本權益變動報表

截至二零零六年十二月三十一日止年度

	本公司股本權益持有人應佔									
	股本 千港元	股份溢價 千港元	資本投入 千港元	商譽儲備 千港元	匯兌儲備 千港元	非分派儲備 千港元 (附註1)	保留溢利 千港元	總額 千港元	少數股東權益 千港元	總額 千港元
二零零五年一月一日	153,812	1,116,727	1,362	(167,254)	2,692	276,334	876,213	2,259,886	10,058	2,269,944
因換算為列賬貨幣而產生之匯兌差額	–	–	–	–	68,428	–	–	68,428	218	68,646
本年度溢利	–	–	–	–	–	–	156,518	156,518	(225)	156,293
本年度已確認之收入及開支總額	–	–	–	–	68,428	–	156,518	224,946	(7)	224,939
轉撥	–	–	–	–	–	79,190	(79,190)	–	–	–
一間附屬公司之少數股東資本投入	–	–	–	–	–	–	–	–	1,331	1,331
已付一間附屬公司之少數股東股息	–	–	–	–	–	–	–	–	(686)	(686)
於二零零五年十二月三十一日	153,812	1,116,727	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528
因換算為列賬貨幣而產生之匯兌差額	–	–	–	–	140,908	–	–	140,908	393	141,301
本年度溢利	–	–	–	–	–	–	15,664	15,664	(301)	15,363
本年度已確認之收入及開支總額	–	–	–	–	140,908	–	15,664	156,572	92	156,664
轉撥	–	–	–	–	–	27,242	(27,242)	–	–	–
最終控股公司之資本投入	–	–	237	–	–	–	–	237	–	237
處理附屬公司時解除(附註2)	–	–	–	–	–	–	–	–	(1,595)	(1,595)
於二零零六年十二月三十一日	153,812	1,116,727	1,599	(167,254)	212,028	382,766	941,963	2,641,641	9,193	2,650,834

附註1： 非分派儲備包括根據中華人民共和國(「中國」)法規須自本公司於中國之附屬公司及合營企業之除税後溢利中調撥之法定儲備。

附註2： 於二零零六年十二月三十一日止年度，本公司已處理其非全資附屬公司M2B.com.hk Limited。

綜合現金流量表

截至二零零六年十二月三十一日止年度

	二零零六年 *千港元*	二零零五年 *千港元*
經營業務		
除稅前溢利	1,600	148,992
按下列各項調整：		
利息收入	(4,284)	(2,687)
應佔合營企業虧損	3,350	1,099
財務費用	95,776	68,139
物業、機器及設備之折舊	311,391	245,456
預付租賃款項之攤銷	4,361	4,474
無形資產攤銷	20,902	16,585
出售物業、機器及設備之(收益)虧損	(3)	15,780
解除少數股東負債	(1,595)	—
營運資金變動前之經營現金流量	431,498	497,838
存貨減少(增加)	73,118	(303,198)
應收貿易賬項及其他應收款項增加	(61,501)	(99,358)
應收票據減少(增加)	19,780	(27,950)
應收關聯公司貿易款項減少(增加)	11,733	(10,539)
應收合營企業款項減少(增加)	3,892	(241)
應付貿易賬項及其他應付款項(減少)增加	(112,521)	113,416
應付票據(減少)增加	(180,758)	15,836
應付關聯公司貿易款項增加	11,360	—
應付關聯公司款項增加(減少)	6,308	(136)
應付合營企業貿易款項減少	(3,107)	(1,307)
來自經營業務之現金	199,802	184,361
退回中國企業所得稅	34,250	10,859
已付中國企業所得稅	(3,234)	(8,312)
經營業務所得現金淨額	230,818	186,908

	二零零六年 *千港元*	二零零五年 *千港元*
投資活動		
購買物業、機器及設備	(335,997)	(421,168)
購買知識產權	(5,778)	(6,521)
預付地租	(3,090)	(57,005)
已抵押銀行存款(增加)減少	(1,676)	14,270
提早終止土地租賃之所得款項	14,740	—
已收利息	4,284	2,687
償還應收貸款	670	780
出售物業、機器及設備之所得款項	173	7,987
投資活動所用現金淨額	(326,674)	(458,970)
融資活動		
新借銀行貸款	785,000	1,252,440
最終控股公司貸款	1,400	—
同系附屬公司貸款	20,000	—
一間附屬公司之少數股東資本投入	—	1,331
償還銀行貸款	(726,000)	(893,119)
已付利息	(95,443)	(74,862)
已付股息	—	(54,141)
已付少數股東股息	—	(686)
融資活動(所用)所得現金淨額	(15,043)	230,963
現金及現金等值減少淨額	(110,899)	(41,099)
年初之現金及現金等值	472,706	501,346
外幣匯率變動之影響	25,598	12,459
年結之現金及現金等值，即銀行結存及現金	387,405	472,706

財務報表附註

截至二零零六年十二月三十一日止年度

1. 一般事項

本公司乃於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司之母公司及最終控股公司為於中華人民共和國(「中國」)註冊成立之國有企業石藥集團有限公司(「石藥公司」，前稱石家莊製藥集團有限公司)。石藥公司連同其控制之公司(本公司及其附屬公司(以下統稱「本集團」)除外)以下統稱為「石藥集團」。本公司之註冊辦事處及主要營業地點列於年報之「公司資料」一節。

本公司乃一間投資控股公司，其附屬公司主要從事製造及銷售製藥產品。

本公司之功能貨幣為人民幣。基於本公司乃於香港上市，綜合財務報表乃以港元呈列，以方便股東閱覽。

2. 應用新訂及經修訂香港財務報告準則(「財務報告準則」)

在本年內，本集團首次應用多項由香港會計師公會頒布於二零零五年十二月一日或二零零六年一月一日或之後開始之會計期間生效之新訂準則、修訂及詮釋(「新財務報告準則」)。採納該等新訂財務報告準則對本會計期間或過往會計期間業績及財務狀況之編製及呈列方式並無構成重大影響，故毋須作出前期調整。

本集團並無提早採納以下已頒佈但尚未生效之新訂準則、修訂及詮釋。本公司董事會預期該等準則、修訂及詮釋之應用對本集團之業績及財務狀況不會有重大影響。

會計準則第1號(修訂本)	股本披露[1]
財務報告準則第7號	財務工具：披露[1]
財務報告準則第8號	經營分部[2]
香港(國際財務報告準則詮釋委員會)詮釋7	會計準則第29號「超通脹經濟中之財務報告」之應用處理[3]
香港(國際財務報告準則詮釋委員會)詮釋8	財務報告準則第2號[4]
香港(國際財務報告準則詮釋委員會)詮釋9	重新評估嵌入式衍生工具[5]
香港(國際財務報告準則詮釋委員會)詮釋10	中期財務報告及減值[6]
香港(國際財務報告準則詮釋委員會)詮釋11	財務報告準則第2號－集團及庫存股份交易[7]
香港(國際財務報告準則詮釋委員會)詮釋12	服務經營權安排[8]

1　於二零零七年一月一日或之後開始之年度期間生效。.
2　於二零零九年一月一日或之後開始之年度期間生效。
3　於二零零六年三月一日或之後開始之年度期間生效。
4　於二零零六年五月一日或之後開始之年度期間生效。
5　於二零零六年六月一日或之後開始之年度期間生效。
6　於二零零六年十一月一日或之後開始之年度期間生效。
7　於二零零七年三月一日或之後開始之年度期間生效。
8　於二零零八年一月一日或之後開始之年度期間生效。

3. 主要會計政策

綜合財務報表乃根據歷史成本編製，詳情見下文載列之會計政策。

綜合財務報表乃根據香港會計師公會頒布之財務報告準則而編製。此外，綜合財務報表包括聯交所證券上市規則（「上市規則」）及香港《公司條例》規定提供之相關披露資料。

綜合賬目之基準

綜合財務報表包括本公司及由本公司控制之實體（其附屬公司）所編製截至每年十二月三十一日止之財務報表。凡本公司有權掌管一間實體之財務及營運政策以自其附屬公司獲得利益即構成控制。

年內收購或出售之附屬公司之業績，由生效收購日期起或直至生效出售日期止（視情況而定）列於綜合收益表。

如有需要，會對附屬公司之財務報表作出調整，以令其會計政策與本集團其他成員公司所用者一致。

所有集團內之交易、結餘、收入及支出乃於綜合賬目時對銷。

綜合入賬之附屬公司之淨資產之少數股東權益乃與本集團擁有之股本權益分開呈列。於該等淨資產之少數股東權益包括於原本之商業合併日期該等權益之金額及自合併日期以來少數股東應佔股本權益之變動。適用於少數股東及超過少數股東於附屬公司之股本權益之虧損乃與本集團之權益對銷，惟倘如少數股東有具約束力之義務及能夠額外作出投資以填補虧損則除外。

物業、機器及設備

物業、機器及設備（在建工程除外）按成本減累計折舊及累計減值虧損入賬。

在建工程指正在建造以供生產或自用之物業、機器及設備。在建工程以成本減累計減值虧損列賬。在建工程於完成後可供用於擬定用途時重新分類為物業、機器及設備之適當類別。此等資產之折舊基準與其他物業資產相同，乃於資產可供用於擬定用途時開始計提。

折舊乃根據物業、機器及設備（在建工程除外）之估計可使用年期並計入其估計剩餘價值後，以直線法撇銷其成本而撥備。

物業、機器及設備項目於出售時或預計不會從繼續使用該資產而得到任何經濟利益時取消確認。資產取消確認時產生之任何收益或虧損（按該項目之出售所得款項淨額與賬面值之差額計算）乃於該項目取消確認之年度計入綜合收益表。

預付租賃款項

預付租賃款項指為獲取租賃土地權益而預先支付之款項，乃按成本列值，並以直線法於租賃期內予以攤銷。

無形資產

獨立收購之無形資產

獨立收購且屬有限可使用年期之無形資產乃按成本減累計攤銷及任何累計減值虧損而列賬。有限可使用年期之無形資產之攤銷乃按其估計可使用年期以直線法計算。

因取消確認無形資產而產生之收益或虧損乃按出售所得款項淨額與有關資產之賬面值之差額計量，並於有關資產取消確認時在綜合收益表確認。

研究及開發成本

研究事務之支出於出現之期間確認為開支。

因開發支出所產生而源自內部之無形資產，僅於明確界定項目之開發成本預料會從日後之商業活動中收回時確認。所產生之資產按可使用年期以直線法攤銷，並按成本減其後累計之攤銷及任何累計減值虧損列賬。

內部產生之無形資產之初步確認金額為無形資產首次達致確認情況日期起所產生之費用總和。若無內部產生之無形資產可獲確認，開發費用於產生期間內計入損益賬。

於初步確認後，內部產生之無形資產乃按成本減累計攤銷及累計減值虧損列賬，與獨立收購之無形資產之基準相同。

商譽

因收購附屬公司及一間合營企業(協議日期為於二零零五年一月一日之前)產生之商譽乃指收購成本超逾本集團於收購當日應佔相關附屬公司及合營企業可識別資產及負債公平價值之權益之差額。

因收購附屬公司及一間合營企業(協議日期為於二零零一年一月一日之前)產生之商譽繼續於儲備持有，並將於出售與該商譽有關之業務或與該商譽有關之現金產生單位減值時自保留溢利扣除。

對於因在二零零一年一月一日後收購一間附屬公司而產生並於先前已資本化之商譽，本集團自二零零五年一月一日起不再繼續攤銷，而有關商譽每年及凡商譽有關之現金產生單位有可能出現減值的跡象時進行減值測試(見下文所載會計政策)。

就測試有否減值而言，因收購附屬公司而產生之商譽乃分配予預計可從收購之協同效益受惠之各有關現金產生單位(或各組現金產生單位)。獲分配商譽之現金產生單位每年及每當有跡象顯示該單位出現減值時予以測試有否減值。對於財政年度內因收購而產生之商譽，獲分配商譽之現金產生單位在該財政年度完結前予以測試有否減值。當現金產生單位之可收回數額少於該單位之賬面值，將分配減值虧損以首先減低任何分配予該單位之商譽，然後根據該單位各資產之賬面值按比例地減低分配予該單位之其他資產。商譽之任何減值虧損直接於綜合收益表確認。商譽之減值虧損不會在隨後之期間撥回。

在出售附屬公司或合營企業之後，已資本化之應佔商譽列入出售之盈利或虧損之計算。

於附屬公司之投資

於附屬公司之投資按成本減任何已知減值虧損列入本公司之資產負債表內。

投資所得之股息收入於本公司可收取該等款項之權利確立時確認。

合營企業

合營企業指涉及一間獨立企業之成立而各合營方對該企業之經濟活動有共同控制權之合營安排。

合營企業之業績以及資產與負債乃以權益會計法列入綜合財務報表。根據權益法，於合營企業之投資乃按成本經調整收購後本集團應佔該合營企業之淨資產之變動，減任何已知減值虧損而在綜合財務報表列賬。當本集團應佔合營企業之虧損等於或超過本集團於該合營企業之權益，本集團即停止確認其應佔之進一步虧損。本集團會就額外應佔之虧損撥備，並會確認負債，惟僅以本集團已產生法定或推定責任或代表該合營企業支付之款項為限。

當某集團實體與本集團之合營企業交易，未變現之溢利或虧損乃以本集團於合營企業之權益為限而對銷，惟倘未變現之虧損證明已轉讓資產有所減值則除外，在此情況下有關虧損全數確認。

存貨

存貨按成本與可變現淨值兩者之較低值列賬。成本按加權平均法計算。

財務工具

財務資產及財務負債乃當集團實體成為工具合約條文之訂約方時，在綜合資產負債表上確認。財務資產及財務負債最初以公平價值計量。因收購或發行財務資產及財務負債而直接產生之交易成本(於損益賬按公平價值處理之財務資產及財務負債除外)於首次確認時新增至財務資產及財務負債之公平價值或自該等價值扣除(如適用)。因收購於損益賬中按公平價值處理之財務資產或財務負債而直接產生之交易成本即時於損益賬中確認。

(i) ***財務資產***

本集團之財務資產包括貸款及應收款項。所有財務資產之日常買賣乃按交易日基準確認及取消確認。日常買賣指須根據市場規則或慣例確立之時間內交付資產之財務資產買賣。所採納之會計政策載於下文。

貸款及應收款項

貸款及應收款項為附帶固定或可釐定付款之非衍生性質財務資產，而其在活躍市場並無報價。於首次確認後之各個結算日，貸款及應收款項(包括應收貿易賬項及其他應收款項、應收票據、應收關聯公司貿易款項、應收合營企業款項、應收貸款、已抵押銀行存款及銀行結存)乃按利用實際利息法計算之已攤銷成本，減任何已知減值虧損列賬。倘有客觀證據顯示資產出現減值，則減值虧損會於損益賬中確認，並按資產賬面值與按原本實際利率貼現之估計未來現金流量之現值之差額計量。倘資產之可收回金額之增幅能客觀地與於確認減值後所引致之事件有關，則減值虧損會於隨後期間撥回，惟減值被撥回當日之資產賬面值不得超過倘無確認減值之已攤銷成本。

(ii) ***財務負債及股本權益***

集團實體發行之財務負債及股本權益工具乃根據所訂立之合約安排之性質與及財務負債及股本權益工具之定義而分類。

股本權益工具為證明於集團經扣除其所有負債後之資產中所剩餘權益之任何合約。本集團就財務負債及股本權益工具而採納之會計政策載於下文。

財務負債

財務負債(包括應付貿易賬項及其他應付款項、應付票據、應付關聯公司貿易款項、應付關聯公司款項、應付合營企業貿易款項、無抵押銀行貸款、最終控股公司貸款及同系附屬公司貸款)乃隨後採用實際利率法按已攤銷成本計量。

股本權益工具

本公司發行之股本權益工具乃按實得款項(扣除直接發行成本)入賬。

(iii) ***取消確認***

若從資產收取現金流之權利已到期，或財務資產已轉讓及本集團已將其於財務資產擁有權之絕大部份風險及回報轉移，則財務資產將被取消確認。於取消確認財務資產時，資產之賬面值與已收及應收代價於損益賬確認。

財務負債則於有關合約之特定責任獲解除、取消或到期時取消確認。取消確認之財務負債之賬面值與已付及應付代價之差額於損益賬確認。

減值虧損(商譽以外)(有關商譽之會計政策請參閱上文)

每逢結算日，本集團會檢討其有形及無形資產之賬面值，以確定有否象顯示此等資產出現減值虧損。如果某項資產可收回之數額估計會低於其賬面值，該項資產之賬面值會撇減至可收回之數額。減值虧損即時確認為開支。

如減值虧損其後撥回，則資產之賬面值將增加至經修訂之估計可收回數額，惟增加後之賬面值不得超過假設過往年度並無確認該資產之減值虧損所釐定之賬面值。撥回之減值虧損即時確認為收益。

收入之確認

收入為本集團於日常業務過程中出售之貨物及提供之服務之已收及應收代價之公平價值，乃扣除增值稅及退貨而列賬。

銷售貨品乃於貨品交付及所有權轉移後確認。

服務收入於提供服務時確認。

財務資產之利息收入乃按時間基準，參考未償還本金及適用之實際利率計算，該利率為確實地將財務資產之預計可用年期內之估計未來現金收入貼現至該資產之賬面淨值之貼現率。

退休福利計劃成本

向強制性公積金計劃及國家管理之退休福利計劃(為界定供款計劃)之供款乃於僱員因提供服務而有權享有該等供款時列作開支。

經營租約

凡租約條款規定擁有權之絕大部份風險及回報撥歸承租人之租約均列為融資租約。所有其他租約均列為經營租約。

根據經營租約應付之租金以直線法按有關租約年期自損益賬扣除。作為吸引訂立經營租約之已收及應收利益乃於租約年期以直線法確認為租金開支之扣減。

借貸成本

購買、建造或生產合資格資產直接應計之借貸成本均予以資本化，作為此等資產成本值之一部份。當此等資產大體上已可作其擬定用途或出售時即停止將該等借貸成本資本化。特別為合資格資產而取得之借貸在其尚未用於有關用途時作為短暫投資而賺取之投資收入，乃於可作資本化之借貸成本內扣除。

所有其他借貸成本乃於產生之期間在綜合收益表確認為財務費用。

税項

所得税支出指當期應付税項及遞延税項。

當期應付税項按年內應課税溢利計算。應課税溢利與綜合收益表所報之溢利不同，此乃由於其不包括在其他年度應課税或可扣減之收入或支出項目，亦不包括不用課税或不可扣減之項目。本集團之當期税項負債乃按結算日已生效或實際上已生效之税率計算。

遞延税項乃就綜合財務報表內資產與負債之賬面值與計算應課税溢利所用之相應税基之差額而確認，並以資產負債表負債法處理。遞延税項負債通常會就所有應課税暫時差異確認，而遞延税項資產則限於有頗大機會在日後出現可用以扣減暫時差異之應課税溢利時確認。若暫時差異乃因商譽或首次確認一項既不影響應課税溢利亦不影響會計溢利之交易(業務合併除外)中之其他資產及負債而產生，則不會確認該等資產及負債。

遞延税項資產之賬面值於每個結算日均作檢討，並在不大可能再有足夠應課税溢利收回全部或部份資產時減少。

遞延税項乃按預期於負債償還或資產變現期間之適用税率計算。遞延税項會扣自或計入損益賬，惟有關直接扣自或計入股本權益之項目，則有關之遞延税項亦會於股本權益中處理。

外幣

於編製各個別集團實體之財務報表時，以該實體之功能貨幣以外之貨幣(「外幣」)進行之交易乃按於交易日期之匯率換算為其功能貨幣(即該實體經營所在之主要經濟環境之貨幣)。於各結算日，以外幣定值之貨幣項目乃按結算日之匯率重新換算。按外幣過往成本計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之匯兑差額乃於其產生之期間於損益賬確認。

就綜合財務報表之呈列而言，本集團之資產與負債乃按結算日之匯率換算為本公司之列賬貨幣(即港元)，而其收入及支出乃按該年度之平均匯率換算，惟倘匯率於該期間內出現大幅波動則除外，在此情況下採用交易日之匯率換算。所產生之匯兌差額(如有)乃確認為股本權益之獨立部份(「匯兌儲備」)。該等匯兌差額乃於境外業務售出之期間內於損益賬確認。

4.　**估計不確定性之主要來源**

在應用本集團會計政策之過程中，管理層須對未來作出多項估計及假設，而於結算日可能導致下個財政年度之資產與負債賬面值須作出重大調整之估計不確定性之其他主要來源現披露如下。

商譽減值

釐定附屬公司之商譽有否減值需估計獲分配商譽之現金產生單位之使用價值。在計算使用價值時，本集團需估計該現金產生單位預計會產生之未來現金流量，並以適當之貼現率計算其現值。於結算日之商譽賬面值為215,894,000港元。於結算日，董事評估提撥商譽減值虧損之需要，並根據結果而維持商譽之賬面值。有關減值測試之詳情載於附註18。

5.　**財務工具**

a.　**財務風險管理目標與政策**

本集團之主要財務工具包括應收貿易賬項及其他應收款項、應收票據、應收關聯公司貿易款項、應收合營企業款項、銀行結存、應付貿易賬項、應付票據、應付關聯公司貿易款項、應付關聯公司款項、應付合營企業貿易款項、無抵押銀行貸款、最終控股公司貸款及同系附屬公司貸款。

該等財務工具之詳情已於有關之附註披露。下文載列與該等財務工具相關之風險及如何減低該等風險之政策。管理層管理及監察該等風險，以確保及時及有效地採取適當措施。

信貸風險

於二零零六年十二月三十一日，倘對手方不予履行其有關各類已確認財務資產之義務，則本集團要承受之最大信貸風險為綜合財務報表所列之該等資產之賬面值。為了盡量減低風險，管理層已就信貸額之釐定及信貸批核制訂內部監控程序與及其他監察程序，以確保採取跟進措施收回逾期之賬款。此外，本集團於各結算日檢討各債項之可收回數額，以確保就無法收回之數額作出足夠之減值虧損撥備。有鑑於此，本公司董事認為本集團之信貸風險已顯著地減低。

於結算日，管理層審閱合營企業之財務狀況及還款記錄。就此，管理層認為，本集團應收合營企業款項之信貸風險甚低。

按客戶所在地域劃分，本集團信貸風險主要集中於中國，分別佔於二零零六年十二月三十一日之應收貿易賬款90%。

流動資金之信貸風險有限，原因是對手方均獲國際信貸評級機構評定為信貸評級優良。

流動風險

於管理流動資金風險方面，本集團經常監察及維持現金及現金等值於管理層視為充足之水平，以支付本集團營運所需，並減少現金流量波動之影響。管理層並經常監察銀行借款之運用，以確保符合貸款之條款。

審慎之流動資金風險管理意味透過安排足夠之信貸來維持充足之現金及資金調動能力。本集團透過安排銀行信貸及其他對外融資維持資金周轉之靈活性。因此，本集團之有關風險甚低。

貨幣風險

本集團主要在中國營運，大部份交易以人民幣定值及結算。雖然本公司有若干附屬公司以外幣進行銷售(主要為美元及歐元)，從而產生外匯風險，但董事認為本集團在目前面對之有關風險甚低。

本集團現無外匯對沖政策。然而，管理層會密切注視外匯風險，在有需要時會考慮運用對沖工具。

公平價值利率風險

本集團之公平價值利率風險主要與定息銀行貸款有關(該等貸款之詳情見附註26)，該等貸款乃由中國之銀行提供。就該等定息貸款，本集團致力將貸款息率維持於市場水平。為達致這個目標，本集團與銀行磋商及訂立其利率可作一定浮動之若干循環貸款。有鑑於此，本公司董事認為本集團之公平價值利率風險甚低。

現金流量利率風險

本集團之現金流量利率風險僅與浮息銀行貸款有關(該等貸款之詳情見附註26)。本集團目前並無利用利率掉期將其借貸由浮息變換為定息，皆因管理層相信利率變動將不會對本集團財務狀況造成重大影響。然而，管理層會密切注視利率風險，並會於必要時考慮利用利率掉期。

b. 公平價值

財務資產及財務負債之公平價值按公認定價模型以可知當前市場交易價格進行折算現金流量分析釐定。

董事認為，綜合財務報表內以攤銷成本入賬之財務資產及財務負債之賬面值相當於其公平價值。

6. 收入及分類資料

收入即本集團在年內將貨品售予外間客戶及向外間客戶提供服務之已收及應收款項淨額，經扣除增值税及退貨後列賬。

本集團之本年度收入分析如下：

	二零零六年	二零零五年
	千港元	*千港元*
銷售貨品	3,536,575	3,186,904
服務收入	2,179	5,161
	3,538,754	3,192,065

根據本集團之內部財務呈報方式，本集團以業務分類為基本之呈報方式，而地域分類則為次要之呈報方式。

業務分類

本集團呈報之基本分類資料以產品劃分，分為原料藥(包括青霉素系列、頭孢菌素系列及維生素C系列)、成藥及其他，此等產品之分類資料呈列如下：

截至二零零六年十二月三十一日止年度：

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收入							
對外銷售	1,016,186	671,996	575,303	1,255,518	19,751	—	3,538,754
類別間銷售	202,634	78,740	606	—	—	(281,980)	—
總收入	1,218,820	750,736	575,909	1,255,518	19,751	(281,980)	3,538,754

類別間銷售乃按現行市場價格計算。

分類業績	83,966	30,371	(10,626)	31,214	(19,934)		114,991
未分配之公司收入							2,481
未分配之公司支出							(16,746)
							100,726
應佔合營企業虧損					(3,350)		(3,350)
財務費用							(95,776)
除稅前溢利							1,600
所得稅							13,763
本年度溢利							15,363

按產品劃分之分類資產及分類負債賬面值分析如下：

於二零零六年十二月三十一日：

	原料藥					
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
資產						
分類資產	1,518,976	1,307,360	1,338,859	820,300	253,340	5,238,835
合營企業權益					21,646	21,646
未分配之公司資產						12,927
綜合總資產						5,273,408
負債						
分類負債	193,690	257,457	193,655	294,999	39,100	978,901
未分配之公司負債						1,643,673
綜合總負債						2,622,574

截至二零零六年十二月三十一日止年度：

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	未分配公司	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
其他資料							
資本增加	120,878	52,019	54,409	8,362	5,339	3	241,010
折舊及攤銷	119,209	97,728	79,539	22,380	17,353	445	336,654

截至二零零五年十二月三十一日止年度：

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	對銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
收入							
對外銷售	525,091	855,131	692,507	1,109,971	9,365	—	3,192,065
類別間銷售	219,615	137,039	—	—	—	(356,654)	—
總收入	744,706	992,170	692,507	1,109,971	9,365	(356,654)	3,192,065

類別間銷售乃按現行市場價格計算。

	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	對銷	綜合
分類業績	(9,220)	117,849	87,840	63,131	(21,728)		237,872
未分配之公司收入							4,325
未分配之公司支出							(23,967)
							218,230
應佔合營企業虧損					(1,099)		(1,099)
財務費用							(68,139)
除稅前溢利							148,992
所得稅							7,301
本年度溢利							156,293

按產品劃分之分類資產及分類負債賬面值分析如下：

於二零零五年十二月三十一日：

	原料藥					
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
資產						
分類資產	1,676,073	1,161,005	1,314,016	919,060	242,235	5,312,389
合營企業權益					24,086	24,086
未分配之公司資產						43,304
綜合總資產						5,379,779
負債						
分類負債	339,974	194,934	251,026	536,860	46,331	1,369,125
未分配之公司負債						1,515,126
綜合總負債						2,884,251

截至二零零五年十二月三十一日止年度：

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	未分配公司	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
其他資料							
資本增加	292,576	23,469	78,621	37,424	106,907	3	539,000
折舊及攤銷	82,215	90,086	64,235	20,037	9,346	596	266,515

地域分類

本集團之業務位於中國，下表載列本集團按地區市場劃分之銷售額分析：

	收入	
	二零零六年	二零零五年
	千港元	千港元
中國	2,486,009	2,325,016
中國以外之亞洲地區	614,837	408,984
歐洲	216,860	252,810
美洲	191,301	175,927
其他地區	29,747	29,328
	3,538,754	3,192,065

由於分類資產之賬面值以及有關物業、機器及設備與無形資產之添置超過90%位於中國，故無呈列該等數額之分析。

7. 財務費用

	二零零六年 *千港元*	二零零五年 *千港元*
利息：		
— 須於五年內悉數償還之銀行貸款	82,670	53,326
— 須於五年內悉數償還之最終控股公司貸款 *(附註27)*	1,819	1,651
— 須於五年內悉數償還之同系附屬公司貸款 *(附註28)*	481	—
— 無追索權之貼現應收票據	8,576	14,705
銀行貸款安排費用	1,897	5,180
最終控股公司之非流動免息貸款之名義利息支出 *(附註27)*	333	278
借貸成本總額	95,776	75,140
減：在建工程資本化之利息	—	(7,001)
	95,776	68,139

截至二零零五年十二月三十一日止年度，資本化借貸成本乃於一般借貸總額中產生，並以合資格資產之開支按資本化率4.5%計算。

8. 所得稅

	二零零六年 *千港元*	二零零五年 *千港元*
稅項抵免包括：		
中國企業所得稅		
— 本年度	4,285	19,335
— 過往年度超額撥備	(1,337)	(3,813)
— 稅項抵免／退稅	(16,711)	(22,823)
	(13,763)	(7,301)

由於本公司或其香港附屬公司在兩個年度內並無應課稅溢利或出現稅項虧損，故毋須繳付香港利得稅。

在其他司法權區產生之稅項乃按有關司法權區當時之稅率計算。

根據有關中國法規，本公司若干附屬公司在初期之獲利年度可獲豁免及寬減中國企業所得稅。

此外，根據有關稅務當局給予之批准，本公司若干附屬公司基於下列原因獲得稅項抵免／退稅：

a)　本公司兩間附屬公司將若干可供分派儲備以出資形式再投資於三間在較早年度於中國成立之附屬公司以代替向其海外股東作出分派，從而享有退稅。

b)　因本公司若干附屬公司採購在中國製造之機器及設備而享有稅項抵免。該等稅項抵免乃按有關稅務當局批核之合資格機器及設備之成本之40%計算。該等抵免可用以對銷有關附屬公司目前及未來之稅項開支，但須符合有關稅務當局各份批文所指定之若干條件。

兩個年度之所得稅乃指已計及上述稅務優惠之所得稅撥備。

本年度之稅項抵免與綜合收益表所示除稅前溢利之對賬如下：

	二零零六年	**二零零五年**
	千港元	*千港元*
除稅前溢利	1,600	148,992
按當地所得稅稅率27%（二零零五年：27%）計算之稅項	432	40,228
就稅務而言毋須課稅收入之稅務影響	(878)	(2,006)
就稅務而言不能扣稅開支之稅務影響	10,320	25,839
應佔合營企業虧損之稅務影響	904	297
未確認之稅項虧損之稅務影響	29,182	11,368
運用先前未確認之稅務虧損	(4,912)	(23)
中國附屬公司獲得之稅務豁免及寬減之影響	(30,763)	(56,410)
在其他司法權區經營之附屬公司適用之不同稅率之影響	—	42
中國附屬公司獲得之稅項抵免／退稅	(16,711)	(22,823)
過往年度超額撥備	(1,337)	(3,813)
本年度之稅項抵免	(13,763)	(7,301)

於結算日，本集團有未運用之稅項虧損141,262,000港元（二零零五年：51,376,000港元）可用於對銷未來溢利。由於未來溢利難以預測，故無就該等虧損確認遞延稅項資產。未確認之稅項虧損將於二零一一年到期。

於本年度或於結算日，並無其他未撥備之重大遞延稅項。

9. 本年度溢利

	二零零六年 *千港元*	二零零五年 *千港元*
本年度溢利已扣除(計入):		
僱員福利開支(包括董事)	252,032	229,034
退休福利計劃供款(包括董事)	43,104	41,222
僱員福利開支總額(包括董事)	295,136	270,256
物業、機器及設備之折舊	311,391	245,456
預付租賃款項之攤銷	4,361	4,474
無形資產之攤銷	20,902	16,585
折舊及攤銷總額	336,654	266,515
核數師酬金	1,600	1,600
匯兑虧損淨額	2,726	1,664
研究及開發成本	8,148	6,217
出售物業、機器及設備之(收益)虧損	(3)	15,780
利息收入	(4,284)	(2,687)
解除少數股東負債	(1,595)	—

附註: 截至二零零五年及二零零六年十二月三十一日止兩個年度,確認為開支之存貨成本相當於綜合收益表所列示之銷售成本。

10. 董事酬金

已付或應付15位(二零零五年：13位)董事之酬金如下：

二零零六年

	蔡東豪	魏振民	岳進	馮振英	紀建明	姚世安	張健文	謝衛東	李怡彪	張烽	李嘉士	張振興	齊謀甲	郭俊昌	陳先強	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
袍金	60	60	60	60	60	—	60	30	30	30	240	60	60	60	120	990
其他酬金：																
薪金及其他福利	3,041	2,127	207	213	209	93	1,170	54	135	101	—	—	—	—	—	7,350
退休福利計劃供款	246	166	8	8	8	4	108	2	11	8	—	—	—	—	—	569
考績獎金(附註)	300	243	127	245	114	68	150	25	11	8	—	—	—	—	—	1,291
總額	3,647	2,596	402	526	391	165	1,488	111	187	147	240	60	60	60	120	10,200

二零零五年

	蔡東豪	丁二剛	魏振民	岳進	馮振英	紀建明	姚世安	張健文	李嘉士	張振興	齊謀甲	郭俊昌	陳先強	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
袍金	60	55	60	60	60	50	50	5	240	60	60	60	120	940
其他酬金：														
薪金及其他福利	2,715	1,760	2,027	173	206	172	122	87	—	—	—	—	—	7,262
退休福利計劃供款	217	145	172	7	7	6	5	8	—	—	—	—	—	567
考績獎金(附註)	600	1,000	450	207	253	133	158	25	—	—	—	—	—	2,826
總額	3,592	2,960	2,709	447	526	361	335	125	240	60	60	60	120	11,595

於截至二零零六年及二零零五年十二月三十一日止兩個年度，概無董事放棄任何酬金。

附註： 以上酬金乃由薪酬委員會按本公司之經營業績、個人考績表現及可資比較市場數據而釐定。

11. 僱員酬金

在整個財政年度內，本集團最高薪酬之五名人士其中四名（二零零五年：四名）為本公司董事，其酬金已列於上文附註10內。餘下一位人士於年內獲委任為本公司執行董事，其酬金如下：

	二零零六年 *千港元*	二零零五年 *千港元*
董事袍金	30	5
薪金及其他福利	395	820
退休福利計劃供款	34	74
考績獎金	32	300
	491	1,199

12. 股息

截至二零零六年及二零零五年十二月三十一日止兩個年度，董事會均不建議派發股息。

13. 每股盈利

截至二零零六年十二月三十一日止年度，本公司股本權益持有人應佔之每股基本盈利乃按年度溢利15,664,000港元（二零零五年：156,518,000港元）及年內已發行股份1,538,124,661股（二零零五年：1,538,124,661股）計算。

由於截至二零零六年及二零零五年十二月三十一日止年度並無可產生攤薄影響之潛在普通股，故無呈列該兩個年度之每股攤薄盈利。

14.　**物業、機器及設備**

	在中國之樓宇 千港元	機器設備 千港元	傢俬、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元	總額 千港元
本集團						
成本值						
於二零零五年一月一日	502,265	2,198,220	10,779	11,791	842,023	3,565,078
匯兑調整	11,535	50,485	163	248	19,335	81,766
添置	5,292	31,603	1,561	7,075	429,943	475,474
轉撥	322,330	866,447	932	—	(1,189,709)	—
出售	(955)	(38,107)	(1,770)	(3,304)	—	(44,136)
於二零零五年十二月三十一日	840,467	3,108,648	11,665	15,810	101,592	4,078,182
匯兑調整	41,711	145,234	524	783	4,064	192,316
添置	28,647	61,300	2,546	2,984	135,664	231,141
轉撥	71,068	75,754	—	—	(146,822)	—
出售	—	(2,532)	—	(2,381)	—	(4,913)
於二零零六年十二月三十一日	981,893	3,388,404	14,735	17,196	94,498	4,496,726
折舊						
於二零零五年一月一日	68,898	577,468	2,492	7,903	—	656,761
匯兑調整	2,135	16,601	62	204	—	19,002
年內撥備	32,208	208,461	2,191	2,596	—	245,456
出售時撇銷	(842)	(17,077)	(419)	(1,648)	—	(19,986)
於二零零五年十二月三十一日	102,399	785,453	4,326	9,055	—	901,233
匯兑調整	6,388	45,511	224	464	—	52,587
年內撥備	45,616	260,649	2,487	2,639	—	311,391
出售時撇銷	—	(1,368)	—	(143)	—	(1,511)
於二零零六年十二月三十一日	154,403	1,090,245	7,037	12,015	—	1,263,700
賬面值						
於二零零六年十二月三十一日	827,490	2,298,159	7,698	5,181	94,498	3,233,026
於二零零五年十二月三十一日	738,068	2,323,195	7,339	6,755	101,592	3,176,949

於二零零六年十二月三十一日，在建工程下並無任何資本化之借貸成本(二零零五年：7,001,000港元)。

在本集團於中國之土地上興建之若干樓宇未獲授正式之業權。於二零零六年十二月三十一日，本集團於中國未獲授正式業權之樓宇之賬面淨值為567,696,000港元(二零零五年：483,425,000港元)。董事認為，沒有正式業權不影響有關樓宇之價值。董事亦相信該等樓宇之正式業權會在適當時候授予本集團。

	傢俬、裝置及辦公室設備 *千港元*	汽車 *千港元*	總額 *千港元*
本公司			
成本值			
於二零零五年一月一日	2,222	1,005	3,227
添置	3	—	3
於二零零五年十二月三十一日	2,225	1,005	3,230
添置	4	—	4
於二零零六年十二月三十一日	2,229	1,005	3,234
折舊			
於二零零五年一月一日	665	854	1,519
年內撥備	445	151	596
於二零零五年十二月三十一日	1,110	1,005	2,115
年內撥備	445	—	445
於二零零六年十二月三十一日	1,555	1,005	2,560
賬面值			
於二零零五年十二月三十一日	674	—	674
於二零零五年十二月三十一日	1,115	—	1,115

上文所述之物業、機器及設備項目(在建工程除外)乃以直線法按以下年率折舊：

在中國之樓宇	3.3%—5%
機器設備	5%—10%
傢俬、裝置及辦公室設備	20%
汽車	20%

15. 預付租賃款項

本集團之預付租賃款項150,284,000港元(二零零五年：159,086,000港元)乃關於在中國以中期租約持有之租賃土地。4,361,000港元(二零零五年：4,474,000港元)乃為呈報目的而列入流動資產。

16. **無形資產**

	知識產權 千港元	開發成本 千港元	公用服務 使用權 千港元	總額 千港元
本公司				
成本值				
於二零零五年一月一日	65,059	20,906	68,823	154,788
匯兑調整	1,494	480	1,581	3,555
添置	6,521	—	—	6,521
於二零零五年十二月三十一日	73,074	21,386	70,404	164,864
匯兑調整	3,514	962	3,168	7,644
添置	5,778	—	—	5,778
於二零零六年十二月三十一日	82,366	22,348	73,572	178,286
攤銷				
於二零零五年一月一日	46,316	8,849	29,673	84,838
匯兑調整	855	553	800	2,208
年內撥備	7,127	2,536	6,922	16,585
於二零零五年十二月三十一日	54,298	11,938	37,395	103,631
匯兑調整	2,814	705	1,959	5,478
年內撥備	9,519	4,302	7,081	20,902
於二零零六年十二月三十一日	66,631	16,945	46,435	130,011
賬面值				
於二零零六年十二月三十一日	15,735	5,403	27,137	48,275
於二零零五年十二月三十一日	18,776	9,448	33,009	61,233

於二零零六年十二月三十一日，在開發成本之中，3,848,000港元(二零零五年：3,682,000港元)由內部產生，而本集團之所有其他無形資產乃自獨立第三者購入。

以上無形資產之可使用年期有限，乃以直線法按以下年期攤銷：

知識產權	5至10年
開發成本	3至5年(由投入商業運作之日起計)
公用服務使用權	10年

公用服務使用權指在中國取得為期10年之電力使用權之不退還付款。

17. 商譽

	千港元
成本值	
於二零零五年及二零零六年一月一日及二零零六年十二月三十一日	55,764

有關商譽之減值測試之詳情載於附註18。

18. 商譽之減值測試

為進行減值測試，附註17所載具無限使用年期之商譽及商譽儲備已分配予兩個現金產生單位。於二零零六年十二月三十一日，商譽之賬面值已分配予以下單位：

	千港元
成藥之業務分部(「單位A」)	55,764
生產青霉素(「單位B」)	160,130
	215,894

截至二零零六年十二月三十一日止年度，本集團之管理層認為上述包含商譽之現金產生單位並無減值。該現金產生單位之可數回數額之計算基準及相關之主要假設概列如下：

該等單位之可收回數額乃按使用價值之計算而釐定。就單位A及單位B而言，該項計算運用管理層批核之五年期財務預算，以年貼現率4.5%及假設零增長而得出之現金流量預測。計算使用價值之另一主要假設為預算之毛利率，乃按該單位之過往表現及管理層對市場發展之預期而釐定。管理層相信任何此等假設之任何合理轉變不會令該現金產生單位之賬面總值超出其可收回總額。

19. 於合營企業之權益

	本集團	
	二零零六年	二零零五年
	千港元	千港元
應佔資產淨值	21,646	24,086

於二零零六年十二月三十一日，本集團持有河北華榮製藥有限公司(「華榮」)註冊資本之50%權益。華榮為一家於中國成立之中外合資合營公司，從事製造及銷售維生素B12產品。

於二零零五年及二零零六年一月一日及二零零六年十二月三十一日，商譽儲備包括因過往年度收購合營企業所產生之商譽7,124,000港元。

有關本集團以權益法入賬之合營企業之財務資料摘要如下：

	二零零六年 千港元	二零零五年 千港元
流動資產	31,496	33,247
非流動資產	59,906	55,773
流動負債	(59,990)	(53,441)
非流動負債	(10,730)	(12,457)
收入	87,491	71,661
支出	90,841	72,760

20. 銀行結存／已抵押銀行存款

銀行結存及已抵押銀行存款按市場利率計息，有關年利率介乎1.4厘至2.6厘（二零零五年：1.4厘至2.1厘）不等。已抵押銀行存款將於有關銀行借款清償時解除。

已抵押銀行存款指已抵押作為本集團獲授銀行信貸之擔保之存款。為數2,792,000港元（二零零五年：無）之存款已抵押作為短期銀行借款之擔保，並因此已列作流動資產。其餘為數1,312,000港元（二零零五年：2,428,000港元）之存款已抵押作為本集團就購買物業、機器及設備而獲授之銀行信貸之擔保，並因此已列作非流動資產。

21. 存貨

	本集團 二零零六年 千港元	 二零零五年 千港元
原材料	82,193	82,754
在製品	174,151	199,186
製成品	426,591	474,113
	682,935	756,053

22. 應收貿易賬項及其他應收款項/應收票據

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
應收貿易賬款	497,288	379,192
應收票據	98,501	118,281
	595,789	497,473
其他應收款項	77,200	133,795
	672,989	631,268

本集團向其貿易客戶提供30日至90日之信貸期。應收貿易賬項及票據於結算日之賬齡分析如下：

	二零零六年	二零零五年
	千港元	*千港元*
0至90日	559,880	472,208
91至180日	35,731	24,436
181至365日	178	829
	595,789	497,473

23. 應收貸款

該等貸款並無抵押，按年利率6.435厘計息，並已於年內悉數償還。

24. 關連及關聯人士之披露

於本年度內，本集團與關聯人士（根據上市規則若干關聯人士亦被視為關連人士）有重大交易及結餘。年內與該等公司之重大交易，以及於結算日與該等公司之結餘如下：

(i) 關連人士

		本集團	
公司名稱	**交易性質／結餘**	**二零零六年**	**二零零五年**
		千港元	*千港元*
石藥集團	銷售蒸氣 *(附註a)*	2,672	4,897
	購買原材料 *(附註a)*	266,499	158,948
	租金開支 *(附註b)*	5,787	3,350
	最終控股公司貸款之利息開支 *(附註d)*	2,152	1,929
	同系附屬公司貸款之利息開支 *(附註d)*	481	—
	銀行擔保 *(附註e)*	400,000	—
	於十二月三十一日應收(應付)石藥集團之結餘		
	— 應收貿易賬項 *(附註f)*	2,660	14,393
	— 應付貿易賬項 *(附註f)*	(11,360)	—
	— 其他應付款項 *(附註f)*	(10,454)	(4,146)
	— 長期貸款 *(附註d)*	(79,493)	(55,488)

(ii) **關連人士以外之關聯人士**

公司名稱	**交易性質／結餘**	**本集團** 二零零六年 *千港元*	**本集團** 二零零五年 *千港元*
歐意藥業有限公司(「歐意」)，為石藥公司之聯繫人士 *(附註i)*	銷售原材料 *(附註a)*	—	503
	銷售製成品 *(附註a)*	—	5,301
	採購製成品 *(附註a)*	—	23,437
	租金開支 *(附註b)*	—	1,085
	有關行政、銷售、公用服務、能源、社區、土地使用權及其他後勤服務及設施之服務費 *(附註c)*	—	502
	提供技術顧問服務之收入 *(附註g)*	—	19
	出租物業、機器及設備之收入 *(附註g)*	—	183
華榮(本集團之合營企業)	銷售製成品 *(附註a)*	4,695	3,259
	採購原材料 *(附註a)*	36,062	33,039
	提供技術顧問服務之收入 *(附註g)*	173	461
	本集團提供公用服務 *(附註h)*	10,416	7,339
	於十二月三十一日應收(應付)華榮之結餘		
	— 應收股息	6,122	6,122
	— 其他應收款項 *(附註f)*	7,033	10,925
	— 應付貿易賬項 *(附註f)*	—	(3,107)

(iii)　於中國之其他國有企業

本集團乃於一個目前由中國政府透過其政府部門、機構、聯號及其他組織直接或間接擁有之實體(「國有實體」)佔主導地位之經濟體系中經營。與其他國有實體之交易包括但不限於：

- 借貸及接受存款；
- 接受及建立銀行間之結餘；
- 購買、出售及租賃物業及其他資產；及
- 提供及使用公用服務及其他服務。

該等交易乃於本集團之日常業務過程中以類似假設與非國有實體進行交易所按之條款進行。本集團亦已就主要之產品及服務(例如貸款、存款及佣金收入)制訂其定價政策及審批程序。該等定價政策及審批程序並不取決於客戶是否國有實體。考慮到關係之性質，本公司董事認為該等交易之中並無需要獨立披露之重大關聯人士交易。

(iv)　主要管理人員之報酬

年內，本集團主要管理人員之董事酬金如下：

	二零零六年	二零零五年
	千港元	*千港元*
短期福利	8,641	10,088
離職後福利	569	567
	9,210	10,655

以上酬金乃由薪酬委員會按本公司之經營業績、個人考績表現及可資比較市場數據而釐定。

附註：

(a)　有關交易乃參考市價訂立。

(b)　租金開支乃根據所訂立之租約協議而支付。

(c)　根據服務協議，本集團就所有綜合服務(提供公用服務除外)支付之服務費乃根據歐意實際產生之成本計算。就提供公用服務，所支付之服務費乃根據本集團提供公用服務產生之實際成本加2%手續費計算。

(d)　有關貸款之詳情載於附註27及附註28。

(e) 擔保由石藥公司向銀行提供，以便本集團獲批銀行貸款。

(f) 於結算日，有關金額之賬齡在一年之內。

(g) 該等交易乃按雙方同意之條款進行。

(h) 該等交易乃按本集團產生之實際公用服務成本進行。

(i) 歐意為石藥公司一間前聯營公司，兩者之關係於二零零五年七月三十一日結束。只有於二零零五年七月三十一日前與歐意訂立之交易視為關聯人士交易。

25. **應付貿易賬項及其他應付款項/應付票據**

	本集團	
	二零零六年	**二零零五年**
	千港元	*千港元*
應付貿易賬款	406,100	498,933
應付票據	223,118	403,876
	629,218	902,809
其他應付款項	348,047	475,823
	977,265	1,378,632

應付貿易賬項及票據於結算日之賬齡分析如下：

	二零零六年	**二零零五年**
	千港元	*千港元*
0至90日	555,975	787,371
91至180日	54,433	69,611
181至365日	9,917	26,432
365日以上	8,893	19,395
	629,218	902,809

26. **無抵押銀行貸款**

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
須於下列期限償還之無抵押銀行貸款：				
按通知或一年內	752,000	344,804	242,000	96,000
一年以上，但不超過兩年	562,000	758,746	292,000	242,000
兩年以上，但不超過五年	215,000	332,000	120,000	332,000
	1,529,000	1,435,550	654,000	670,000
減：一年內到期列為流動負債之款項	(752,000)	(344,804)	(242,000)	(96,000)
一年後到期款項	777,000	1,090,746	412,000	574,000

應付貿易賬項及票據於結算日之賬齡分析如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
定息人民幣銀行貸款	875,000	765,550	—	—
浮息港元銀行貸款	654,000	670,000	654,000	670,000
	1,529,000	1,435,550	654,000	670,000

本集團之定息人民幣銀行貸款及浮息港元銀行貸款之年利率分別為5.02厘至6.76厘(二零零五年：4.8厘至5.8厘)及4.47厘至5.46厘(二零零五年：1.0厘至5.2厘)。

於結算日，本集團及本公司並無有關浮息港元銀行貸款之未動用信貸額(二零零五年：80,000,000港元)。

27. **最終控股公司貸款**

有關貸款為無抵押，其分析如下：

	本集團	
	二零零六年	**二零零五年**
	千港元	*千港元*
石藥公司貸款：		
— 按年利率3.78厘計息	50,000	47,847
— 免息	9,493	7,641
	59,493	55,488

於二零零六年十二月三十一日，石藥公司所提供貸款之免息部份之公平價值為9,493,000港元(二零零五年：7,641,000港元)乃根據以實際利率3.78厘貼現之估計未來現金流量之現值而釐定。

石藥公司已同意不會在結算日起十二個月內要求償還上述貸款，因此有關貸款已列為非流動負債。

28. **同系附屬公司貸款**

有關款額為無抵押及按年利率6厘計息。同系附屬公司已同意不會在結算日起十二個月內要求償還上述貸款，因此有關貸款已列為非流動負債。

於二零零五年十二月三十一日，並無來自同系附屬公司之貸款。

29. **股本**

	股份數目	**股本**
		千港元
每股面值0.10港元之普通股		
法定：		
於二零零五年及二零零六年十二月三十一日	3,000,000,000	300,000
已發行及繳足：		
於二零零五年及二零零六年十二月三十一日	1,538,124,661	153,812

30. **購股期權**

本公司於二零零四年七月六日採納購股期權計劃(「該計劃」),旨在獎勵由董事會決定本集團各成員公司之董事(或建議委任為董事(不論是執行或非執行)之任何人士)及僱員(不論是全職或兼職);曾經或將會向本集團提供服務之合資格顧問公司、專業機構及其他顧問。

因行使根據該計劃而授出之所有購股期權而發行之股份數目合共不得超過該計劃通過當日之本公司已發行股份10%。任何一名參與者獲授購股期權之上限,指於任何十二個月內因行使獲授之購股期權而發行或將發行予每名參與者之股份總數不得超過已發行股份總數之1%。

向身為本公司董事、首席行政人員或主要股東(全部按上市規則所界定)之參與者或彼等各自之聯繫人士授出購股期權,必須獲獨立非執行董事(不包括身為獲授人之獨立非執行董事)批准。如向本身是本公司獨立非執行董事或主要股東之參與者授出購股期權將導致其於截至有關授出日期(包括該日)之十二個月內,因行使已經及將會向其授出之所有購股期權而已經及將予發行之本公司股份超過已發行股份總數之0.1%,及根據股份於各授出日期之收市價計算總值超過5,000,000港元,則有關授出之建議必須獲本公司股東於股東大會上批准。

獲授人須於建議日期起三十日內支付1港元以接納購股期權。認購價由董事會釐定,須至少為以下之最高者:(i)於建議日期在聯交所每日報價表所列股份之收市價;(ii)於緊接建議日期前五個營業日在聯交所每日報價表所列股份之平均收市價;及(iii)股份面值。董事會會通知各獲授人可行使授出之購股期權之期間,但該期間不得遲於購股期權授出日期起計十年後屆滿。

自採納該計劃之日以來,概無根據該計劃授出或同意授出購股期權。

31. **於附屬公司之投資**

	二零零六年	二零零五年
	千港元	*千港元*
非上市投資,按成本值	1,202,044	1,202,052

有關本公司附屬公司於二零零六年十二月三十一日之詳情載於附註40。

32. **應收附屬公司款項/應付一間附屬公司款項**

有關款額為無抵押、免息及須按要求償還。

33. **儲備**

	股份溢價 千港元	保留溢利 千港元	總額 千港元
本公司			
於二零零五年一月一日	1,116,727	174,282	1,291,009
本年度溢利	—	13,616	13,616
於二零零五年十二月三十一日	1,116,727	187,898	1,304,625
本年度虧損	—	(47,923)	(47,923)
於二零零六年十二月三十一日	1,116,727	139,975	1,256,702

於二零零六年十二月三十一日，本公司可供分派予股東之儲備為保留溢利139,975,000港元(二零零五年：187,898,000港元)。

34. **經營租約承擔**

	本集團 二零零六年 千港元	 二零零五年 千港元
年內根據土地及樓宇之 經營租約已付之最低租約付款額	10,247	6,835

於結算日，本集團及本公司根據不可撤銷經營租約於下列期間到期支付之未來最低租金承擔如下：

	本集團		本公司	
	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元
一年內	9,249	8,400	2,077	770
於第二至第五年內 (首尾兩年包括在內)	4,307	10,264	863	—
五年以上	231	339	—	—
	13,787	19,003	2,940	770

經營租約付款額為本集團就其若干寫字樓及廠房物業應付之款額。租約平均固定期為兩年。

35. 資本承擔

於結算日，本集團有以下資本承擔：

	二零零六年 千港元	二零零五年 千港元
有關購買下列各項之已訂約但未在綜合財務報表中撥備之資本開支		
— 物業、機器及設備	77,489	7,867
— 無形資產	6,817	3,568
	84,306	11,435
有關購買物業、機器及設備之已批准但未訂約之資本開支	3,016	40,450

36. 主要非現金交易

年內，雙方已同意以出售物業、機器及設備之銷售所得款項3,232,000港元抵銷相同金額之應付貿易賬項。

37. 或然負債

(i) 誠如本公司於二零零五年二月二十二日之報章公佈披露，本公司及旗下其中一家附屬公司名列在美國提出之若干反壟斷投訴答辯人之一。該反壟斷投訴指中國若干維生素C生產商最少由二零零一年十二月開始串謀操控出口至美國及世界其他地方之維生素C之價格及數量，觸犯美國之反壟斷法。反壟斷投訴指美國之維生素C買方就維生素C支付之價錢高於倘無指稱之串謀行為則應付之價錢，因而蒙受損失。原告人(據稱是各類別類似原告人之代表)索取三倍之不指明損害賠償及其他補償。於該報章公佈後，另有若干性質和上述反壟斷投訴相同之投訴於美國提出。截至本報告日期，其中三宗反壟斷投訴已正式送達本公司及該附屬公司。

本公司董事及管理層擬就反壟斷投訴之指控全力進行抗辯。本集團已委聘法律顧問就有關法律訴訟提供意見。反壟斷投訴之結果在現階段無法確實估計。

(ii) 於二零零六年十二月三十一日，本公司已就其附屬公司已動用之銀行信貸向銀行提供20,000,000港元(二零零五年：無)之公司擔保。

38. **資產抵押**

於二零零六年十二月三十一日，本集團並無就本公司一間附屬公司獲批銀行信貸額而已抵押予銀行之應付票據(二零零五年：應收票據3,828,000港元)。該項於二零零五年十二月三十一日作出之抵押隨後於有關信貸在二零零六年一月償還時解除。其他資產抵押之詳情載於附註20。

39. **僱員退休福利計劃**

本集團為所有在香港之合資格僱員參與強制性公積金計劃。該計劃之資產與本集團之資產分開，存放於受託人控制之基金。對計劃之供款乃按僱員之有關薪金成本之若干百分比計算。

中國附屬公司之僱員為中國政府設立之國家管理退休福利計劃之成員。有關附屬公司須按其薪金成本之若干百分比向退休福利計劃供款。本集團就退休福利計劃之唯一責任是作出規定之供款。

在本年度內，本集團就上述安排之供款為43,104,000港元(二零零五年：41,222,000港元)。

40. **附屬公司詳情**

於二零零六年十二月三十一日，本公司附屬公司之詳情如下：

附屬公司名稱	註冊/成立及經營所在地	法人地位	已發行及繳足股本面值/註冊資本	本公司所持已發行股本面值/註冊資本之百分比 直接 %	間接 %	主要業務
金利通有限公司	香港	有限責任公司	3港元	100	—	無業務
石藥集團河北中潤製藥有限公司	中國	有限責任合作合營企業	人民幣463,490,300元	99.21	—	製造及銷售製藥產品
石藥集團恩必普藥業有限公司	中國	有限責任境外投資企業	人民幣120,000,000元	100	—	製造及銷售製藥產品
石藥集團中潤製藥(內蒙古)有限公司	中國	有限責任境外投資企業	130,000,000港元	100	—	製造及銷售製藥產品

附屬公司名稱	註冊／成立及經營所在地	法人地位	已發行及繳足股本面值／註冊資本	本公司所持已發行股本面值／註冊資本之百分比 直接 %	間接 %	主要業務
石藥集團中禾製藥（內蒙古）有限公司	中國	有限責任境外投資企業	人民幣135,000,000元	100	—	製造及銷售製藥產品
天輪投資有限公司	香港	有限責任公司	2港元	100	—	投資控股
石藥集團維生藥業（石家莊）有限公司	中國	有限責任境外投資企業	20,169,000美元	100	—	製造及銷售製藥產品
維泰藥業（石家莊）有限公司	中國	有限責任境外投資企業	人民幣59,400,000元	100	—	製造及銷售製藥產品
石藥集團中諾藥業（石家莊）有限公司	中國	有限責任境外投資企業	人民幣216,000,000元	100	—	製造及銷售製藥產品
石藥集團中奇製藥技術（石家莊）有限公司	中國	有限責任境外投資企業	人民幣18,440,000元	100	—	提供製藥研究及開發服務
石藥集團河北中潤化工有限公司	中國	有限責任境外投資企業	人民幣50,000,000元	100	—	製造及銷售製藥產品
石藥集團河北中潤生態環保有限公司	中國	有限責任境外投資企業	人民幣5,000,000元	—	85	污水處理
內蒙古中興源污水處理有限公司	中國	有限責任境外投資企業	人民幣18,000,000元	80.42	—	污水處理

各附屬公司於年終或本年度內任何時間概無任何未償還債務證券。

3. 截至二零零七年三月三十一日止三個月之未經審核業績

以下為本公司已刊發於截至二零零七年三月三十一日止三個月之未經審核綜合賬目概要(乃摘錄自本公司於二零零七年六月十四日之業績公佈)。

綜合收益表

截至二零零七年三月三十一日止三個月

	截至三月三十一日止三個月	
	二零零七年 (未經審核) *千港元*	二零零六年 (未經審核) *千港元*
收入	1,028,621	912,936
銷售成本	(799,542)	(742,605)
毛利	229,079	170,331
其他收入	3,346	12,348
銷售及分銷費用	(86,618)	(56,527)
行政費用	(89,444)	(82,377)
其他費用	(5,066)	(4,569)
經營溢利	51,297	39,206
財務成本	(26,048)	(23,458)
應佔合營企業業績	(2,599)	791
除税前溢利	22,650	16,539
所得税	(2,121)	(1,770)
本期溢利	20,529	14,769
應佔本期溢利:		
本公司股本權益持有人	20,523	14,725
少數股東權益	6	44
	20,529	14,769
股息	—	—
每股盈利 — 基本	1.33港仙	0.96港仙

附註：

1. 編製截至二零零七年三月三十一日止三個月之財務資料所採納之會計政策與本公司二零零六年年報所披露者一致。

2. 截至二零零七年三月三十一日止三個月之每股基本盈利乃根據本公司股本權益持有人應佔溢利20,523,000港元(截至二零零六年三月三十一日止三個月：14,725,000港元)及期內之已發行股份1,538,124,661股(截至二零零六年三月三十一日止三個月：1,538,124,661股)計算。

   由於截至二零零七年及二零零六年三月三十一日止三個月並無可產生攤薄影響之潛在普通股，故無呈列該兩段期間之每股攤薄盈利。

3. 董事議決不宣派截至二零零七年三月三十一日止三個月之中期股息(截至二零零六年三月三十一日止三個月：無)。

4. 截至二零零七年三月三十一日止三個月之財務資料乃根據本集團之內部記錄及管理賬目而編製，未經本公司外部核數師審閱或審核。

4. 重大變動

除本公司日期為二零零七年六月十四日的截至二零零七年三月三十一日止三個月之業績公佈第3頁「業務回顧及前景」一節就關於本集團的財務及業務狀況所提述二零零七年首季之業績較上一個財政年度有所改善及青霉素及維生素C產品價格之強勁回升外，據董事所知，自二零零六年十二月三十一日(即本集團編製最近期刊發經審核綜合財務報表之日期)起，本集團的財務或業務狀況或前景並無任何重大變動。

5. 負債聲明

(a) 貸款

於二零零七年五月三十一日(即就本負債聲明而言的最後實際可行日期)營業時間結束時，本集團有未償還無抵押銀行貸款約1,463,000,000港元及應付票據約186,700,000港元。此外，本集團有其他未償還貸款約139,600,000港元，當中包括(i)來自同系附屬公司的貸款約110,000,000港元；及(ii)來自最終控股公司的貸款約29,600,000港元。

(b) 或然負債

於二零零七年五月三十一日營業時間結束時，本集團已就合營企業使用的銀行融資作出擔保約21,000,000港元。

(c) **資產抵押**

於二零零七年五月三十一日營業時間結束時，約有1,133,000港元銀行存款用作抵押，以擔保給予本集團的銀行融資。

(d) **訴訟**

訴訟詳情載於本文件附錄四「重大訴訟」一節。

除上文所述、以及集團旗下公司之間的負債外，於二零零七年五月三十一日營業時間結束時，本集團並無任何未償還的已發行、或已同意發行的貸款資本、銀行透支、貸款或其他類似債項、承兑負債或可承兑信貸、債權證、按揭、抵押、財務租賃或分期付款承諾、擔保或其他重大的或然負債。

以下為獨立估值師西門(遠東)有限公司就其於二零零七年五月三十一日對本集團之物業權益估值而編製之函件全文、估值概要及估值證書，以供載入本文件內。

Sallmanns 西門
專業估值及顧問
www.sallmanns.com

香港
灣仔
駱克道188號
兆安中心22樓
電話：(852) 2169 6000
傳真：(852) 2528 5079

敬啟者：

吾等遵照　閣下指示，對中國製藥集團有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」)於中華人民共和國(「中國」)及香港擁有權益之物業進行估值，吾等確認曾進行視察、作出有關查詢及查冊，並取得吾等認為必要之其他資料，以就該等物業權益於二零零七年五月三十一日(「估值日」)之資本值，向　閣下呈述吾等之意見。

吾等對該等物業權益之估值乃吾等所認為之市值，所謂市值，就吾等所下定義而言，乃指「一項物業於適當推銷後，於估值日在一名自願買方及一名自願賣方之公平交易中應可取得之估計金額，而交易雙方均在知情、審慎、不受脅迫及自願情況下進行交易」。

然而，基於在中國境內之第一類物業之樓宇及構築物性質，並無可資比較之市場銷售，故此，已按其折舊重置成本對第一類物業權益進行估值。

折舊重置成本之定義為「物業之現有重置(重建)成本，減就實際耗損及所有有關形式之陳舊及優化作出之扣減」。此根據土地現有用途之估值市值為基準，加物業裝修之現有重置(重建)成本，再減就實際耗損及所有有關形式之陳舊及優化作出之扣減。物業權益之折舊重置成本受有關業務之足夠潛在盈利能力所限。

由於　貴集團租用之第二及第三類物業權益之租約屬短期性質，或不得轉租或分租或缺乏可觀租金回報，故吾等認為第二及第三類物業權益並無商業價值。

吾等之估值乃假設賣方於市場出售物業權益時，並無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排，以影響物業權益之價值。

吾等之估值並無考慮任何估值物業權益所欠負之任何押記、按揭或債項，亦無考慮在出售成交時可能承擔之任何開支或税項。除另有説明外，吾等假設物業概無涉及任何可影響其價值之產權負擔、限制及繁重支銷。

對物業權益估值時，吾等已遵從香港聯合交易所有限公司頒佈之證券上市規則第5章及應用指引第12號、皇家特許測量師學會頒佈之皇家特許測量師學會估價及估值準則(二零零三年五月第五版)，以及香港測量師學會頒佈之香港測量師學會物業估值準則(二零零五年一月第一版)所載之一切規定。

吾等在頗大程度上依賴　貴集團提供之資料，亦接納　貴集團有關年期、圖則審批、法定公告、地役權、佔用詳情、出租及所有其他相關資料之意見。

於若干情況下，吾等已獲　貴集團提供有關中國物業之所有權文件摘要，並獲安排於香港土地註冊處就香港物業作出查冊。於可能情況下，吾等已查閱文件正本，以核實中國物業權益之現有業權以及物業權益可能附有之任何重大產權負擔或任何並無顯示於向吾等提交之文件副本內之租約修訂。吾等於相當程度上依賴　貴公司之中國法律顧問浩天信和律師事務所就　貴集團對中國物業權益之所有權之有效性發出之意見。

吾等並無進行詳盡實地測量，以核實物業地盤面積是否準確，但假設吾等所獲文件及正式地盤圖則所列之地盤面積均屬正確。所有文件及合約僅作參考，而所有尺寸、量度及面積均為約數。吾等並無進行實地量度。

吾等曾視察物業之外貌，並在可能情況下視察其內部。然而，吾等並無進行任何結構測量，惟在視察過程中並無發現任何嚴重缺陷。然而，吾等未能確定該等物業是否確無腐朽、蟲蛀或任何其他結構缺陷。吾等亦無測試任何設施。

吾等並無理由懷疑 貴集團所提供資料之真確性。吾等亦已尋求並獲 貴集團確定，所提供之資料並無遺漏任何重大事實。吾等認為已獲提供足夠資料以達致知情之觀點，且並無理由懷疑 貴集團隱瞞任何重大資料。

除另有指明外，本報告所載全部金額均以人民幣計算。

下文隨附吾等之估值概要及估值證書。

此致

香港
灣仔
港灣道18號
中環廣場
38樓3805室
中國製藥集團有限公司
列位董事 台照

代表
西門(遠東)有限公司
董事
彭樂賢
B.Sc. FRICS FHKIS
謹啟

二零零七年七月十九日

附註： 彭樂賢為特許測量師，擁有24年中國物業估值經驗及27年香港、英國與亞太區物業估值經驗。

估值概要

第一類 — 貴集團於中國持有及佔用之物業權益

編號	物業	於二零零七年五月三十一日現況下之資本值 *人民幣元*
1.	中國 河北省 石家莊市 豐收路47號 之土地、多幢樓宇及構築物	185,984,000
2.	中國 河北省 石家莊市 橋西區 工農路188號 之土地及多幢樓宇	16,668,000
3.	中國 河北省 石家莊市 經濟開發區 揚子路88號 之土地、多幢樓宇及構築物	44,475,000
4.	中國 河北省 石家莊市 高新區 黃河路236號 之土地、多幢樓宇及構築物	75,737,000

編號	物業	於二零零七年五月三十一日現況下之資本值 *人民幣元*
5.	中國 內蒙古托克托縣 燕山營鄉托電工業園區 之土地、多幢樓宇及構築物	無商業價值
6.	中國 內蒙古托克托縣 燕山營鄉托電工業園區 之多幢樓宇及構築物	無商業價值
7.	中國 河北省 石家莊市 橋西區 中山西路276號 之一幢樓宇及多幢構築物	無商業價值
	小計：	322,864,000

第二類 — 貴集團於中國租用及佔用之物業權益

編號	物業	於二零零七年五月三十一日現況下之資本值 人民幣元
8.	中國 河北省 石家莊市 華星路6號 之土地、多幢樓宇及構築物	無商業價值
9.	中國 河北省 石家莊市 橋西區 工農路188號 之土地、多幢樓宇及構築物	無商業價值
10.	中國 河北省 石家莊市 長安區 和平東路496號 之土地及多幢樓宇	無商業價值
11.	中國 河北省 石家莊市 橋西區 經十條路2號 之土地及樓宇	無商業價值
12.	中國 河北省 石家莊市 豐收路47號 之土地、多幢樓宇及構築物	無商業價值

編號	物業	於二零零七年五月三十一日現況下之資本值 *人民幣元*
13.	中國 河北省 石家莊市 寶嫗化肥廠路 銀星化肥廠 之土地、多幢樓宇及構築物	無商業價值
14.	中國 河北省 石家莊市 中山西路276號 之一幢樓宇	無商業價值
	小計：	無

第三類 — 貴集團於香港租用及佔用之物業權益

編號	物業	於二零零七年五月三十一日現況下之資本值 人民幣元
15.	香港 跑馬地 景光街8號 景光樓 19樓B室	無商業價值
16.	香港 北角 英皇道560號 健威花園F座 19樓1905室	無商業價值
17.	香港 灣仔 港灣道18號 中環廣場38樓3805室之辦公室單位	無商業價值
	小計：	**無**
	總計：	**322,864,000**

估值證書

第一類 — 貴集團於中國持有及佔用之物業權益

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值
			人民幣元
1. 中國河北省石家莊市豐收路47號之土地、多幢樓宇及構築物	該物業包括3幅總地盤面積約134,147.495平方米之土地，其上建有45幢樓宇及多項附屬構築物，於一九九三年至一九九六年間分多個階段落成。 該等樓宇之總建築面積約為151,352.27平方米。 該等樓宇主要包括車間、辦公大樓及貨倉。 該等構築物主要包括道路、圍牆及小屋。 該物業已獲授土地使用權，年期分別於二零四六年九月十九日、二零五五年三月八日及二零五二年一月二十一日屆滿。	該物業現時由　貴集團佔用作生產、辦公室及輔助設施用途。	185,984,000

附註：

1. 根據3項國有土地使用權出讓合同，3幅地盤面積分別為87,724.811平方米、10,514平方米及36,141.76平方米之土地之土地使用權已訂約授予河北製藥廠(石藥集團有限公司以往所擁有的公司)、石藥集團中諾藥業(石家莊)有限公司(公司之子公司)及河北製藥(集團)有限公司(石藥集團有限公司以往所擁有的公司)，為期50年，作工業用途。

2. 根據3項國有土地使用權證－長安國用(2003)字第082號、橋東國用(2005)第030號及長安國用(2001)字第047號，3幅總地盤面積約134,147.495平方米之土地之土地使用權已授予中諾藥業(石家莊)有限公司(公司之子公司)及河北中潤製藥有限公司(公司之子公司)，年期分別直至二零四六年九月十九日、二零五五年三月八日及二零五二年一月二十一日屆滿，作工業用途。

3. 根據6項房屋所有權證－石房權長證字第160000012號至160000017號，19幢總建築面積約44,468.75平方米之樓宇之房屋所有權證由中諾藥業(石家莊)有限公司(公司之子公司)擁有。

至於餘下26幢總建築面積約106,883.52平方米之樓宇，吾等並無獲提供任何房屋所有權證。

4. 吾等對該物業進行估值時，由於該26幢總建築面積約為106,883.52平方米之樓宇並未獲授任何房屋所有權證，故評定該等樓宇為無商業價值。然而，作為參考用途，吾等認為，假設已取得所有有關所有權證書及該等樓宇可自由轉讓，則該26幢樓宇(不包括土地)於估值日之資本值將為人民幣155,312,000元。

5. 吾等獲 貴公司之中國法律顧問提供有關物業權益之法律意見，其中包括：

(i) 該物業(不包括附註4所述物業部份)之房屋所有權及土地使用權可分別由石藥集團中諾藥業(石家莊)有限公司(公司之子公司)及石藥集團河北中潤製藥有限公司(公司之子公司)根據中國法例，於土地使用權之指定年期內使用、轉讓、租賃及抵押。

(ii) 該物業(不包括附註4所述物業部份)之房屋所有權及土地使用權並無任何抵押或其他產權負擔。

(iii) 如附註4所述，該樓宇之房屋所有權可由石藥集團中諾藥業(石家莊)有限公司(公司之子公司)及石藥集團河北中潤製藥有限公司(公司之子公司)佔用、使用、取得權益(處置權須受限制)。石藥集團中諾藥業(石家莊)有限公司(公司之子公司)及石藥集團河北中潤製藥有限公司(公司之子公司)於取得有關所有權證方面並無法律障礙。

(iv) 若出售該等物業，需支付如下稅項及／或費用：

(a)	營業稅	:	全部收入減去購置原價後的餘額的5%
(b)	企業所得稅	:	將售房收入併入企業應納稅所得額計算企業應納所得稅額
(c)	城市維護建設稅	:	納稅人所在地在市區的，稅率為營業稅稅額的7%；納稅人所在地在縣城、鎮的，稅率為5%
(d)	教育費附加	:	營業稅額的3%
(e)	土地增值稅	:	四級超額累進稅率 應納稅額 ＝ 增值額×適用稅率 增值額 ＝ 轉讓收入－項目金額 轉讓收入包括貨幣收入、實物收入和其他收入 土地增值稅按增值額與扣除項目金額的比率從低到高劃分為四個級次，即：增值額未超過扣除項目金額50%的部分；增值額超過扣除項目金額50%、未超過100%的部分；增值額超過扣除項目金額100%、未超過200%的部分；增值額超過扣除項目金額200%的部分。按各級次分別規定不同的稅率，分別是30%、40%、50%、60%。
(f)	印花稅	:	房屋買賣成交價的萬分之五
(g)	住房轉讓手續費	:	按住房建築面積收取。新建商品住房每平米3元(轉讓方承擔)，存量住房每平方米6元(轉讓雙方各承擔50%)

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 人民幣元
2. 中國河北省石家莊市橋西區工農路188號之土地及多幢樓宇	該物業包括兩幅總地盤面積約6,292.305平方米之土地，其上建有兩幢樓宇，於一九九一年至二零零四年間分多個階段落成。 該等樓宇之總建築面積約為4,999平方米。 該等樓宇主要包括辦公大樓及貨倉。 該物業已獲授土地使用權，年期分別於二零五四年二月一日及二零七三年七月八日屆滿。	該物業現時由 貴集團佔用作生產、辦公室及輔助設施用途。	16,668,000

附註：

1. 根據兩項國有土地使用權出讓合同，兩幅地盤面積分別為1,376.116平方米及4,728.616平方米之土地之土地使用權已訂約授予中諾藥業(石家莊)有限公司(公司之子公司)，兩者為期分別50年及70年，分別作工業用途及住宅用途。

2. 根據兩項國有土地使用權證－橋西國用(2004)第016號及橋西國用(2004)第025號，兩幅總地盤面積約6,292.305平方米之土地之土地使用權已授予中諾藥業(石家莊)有限公司(公司之子公司)，年期分別於二零五四年二月一日及二零七三年七月八日屆滿，分別作工業及住宅用途。

3. 根據一項房屋所有權證－石房權長證字第460000005號，一幢建築面積約3,684平方米之樓宇之房屋所有權證由中諾藥業(石家莊)有限公司(公司之子公司)擁有。

   至於餘下一幢建築面積約1,315平方米之樓宇，吾等並無獲提供任何房屋所有權證。

4. 吾等對該物業進行估值時，由於該幢建築面積約為1,315平方米之樓宇並未獲授任何房屋所有權證，故評定該樓宇為無商業價值。然而，作為參考用途，吾等認為，假設已取得所有有關所有權證書及該樓宇可自由轉讓，則該幢樓宇(不包括土地)於估值日之資本值將為人民幣592,000元。

5. 吾等獲　貴公司之中國法律顧問提供有關物業權益之法律意見，其中包括：

(i) 該物業(不包括附註4所述物業部份)之房屋所有權及土地使用權可分石藥集團中諾藥業(石家莊)有限公司(公司之子公司)根據中國法例，於土地使用權之指定年期內使用、轉讓、租賃及抵押。

(ii) 該物業(不包括附註4所述物業部份)之房屋所有權及土地使用權並無任何抵押或其他產權負擔。

(iii) 如附註4所述，該樓宇之房屋所有權可由石藥集團中諾藥業(石家莊)有限公司(公司之子公司)佔用、使用、取得權益(處置權須受限制)。石藥集團中諾藥業(石家莊)有限公司(公司之子公司)就獲得相關業權證不存有法律障礙。

(iv) 若出售該等物業，需支付如下稅項及／或費用：

(a)	營業稅	:	全部收入減去購置原價後的餘額的5%
(b)	企業所得稅	:	將售房收入併入企業應納稅所得額計算企業應納所得稅額
(c)	城市維護建設稅	:	納稅人所在地在市區的，稅率為營業稅稅額的7%；納稅人所在地在縣城、鎮的，稅率為5%
(d)	教育費附加	:	營業稅額的3%
(e)	土地增值稅	:	四級超額累進稅率 應納稅額 ＝ 增值額×適用稅率 增值額 ＝ 轉讓收入－項目金額 轉讓收入包括貨幣收入、實物收入和其他收入 土地增值稅按增值額與扣除項目金額的比率從低到高劃分為四個級次，即：增值額未超過扣除項目金額50%的部分；增值額超過扣除項目金額50%、未超過100%的部分；增值額超過扣除項目金額100%、未超過200%的部分；增值額超過扣除項目金額200%的部分。按各級次分別規定不同的稅率，分別是30%、40%、50%、60%。
(f)	印花稅	:	房屋買賣成交價的萬分之五
(g)	住房轉讓手續費	:	按住房建築面積收取。新建商品住房每平米3元(轉讓方承擔)，存量住房每平方米6元(轉讓雙方各承擔50%)

估值證書

物業	概況及年期	估用詳情	於二零零七年五月三十一日現況下之資本值 *人民幣元*
3. 中國河北省石家莊市經濟開發區揚子路88號之土地、多幢樓宇及構築物	該物業包括一幅地盤面積約117,346.44平方米之土地，其上建有3幢樓宇及多項附屬構築物，於二零零五年落成。 該等樓宇之總建築面積約為22,806平方米。 該等樓宇主要包括車間、辦公大樓及食堂。 該等構築物主要包括道路、圍牆及綠化物。 該物業已獲授土地使用權，為期50年，於二零五五年屆滿。	該物業現時由　貴集團佔用作生產、辦公室及輔助設施用途。	44,475,000

附註：

1. 根據一項國有土地使用權出讓合同，一幅地盤面積為266,742平方米之土地之土地使用權已訂約授予恩必普藥業有限公司（公司之子公司），為期50年，作工業用途。

2. 根據一項國有土地使用權證－藁國土用(2006)第0001號，一幅地盤面積約117,346.44平方米之土地之土地使用權已授予石藥集團恩必普藥業有限公司（公司之子公司），年期至二零五五年屆滿，作工業用途。

3. 至於3幢總建築面積約為22,806平方米之樓宇，吾等並無獲提供任何房屋所有權證。

4. 吾等對該物業進行估值時，由於該3幢總建築面積約為22,806平方米之樓宇並未獲授任何房屋所有權證，故評定該樓宇為無商業價值。然而，作為參考用途，吾等認為，假設已取得所有有關所有權證書及該等樓宇可自由轉讓，則該3幢樓宇（不包括土地）於估值日之資本值將為人民幣47,722,000元。

5. 吾等獲 貴公司之中國法律顧問提供有關物業權益之法律意見，其中包括：

(i) 該物業之土地使用權可由石藥集團恩必普藥業有限公司（公司之子公司）根據中國法例，於土地使用權之指定年期內使用、轉讓、租賃及抵押。

(ii) 該物業之土地使用權並無任何抵押或其他產權負擔。

(iii) 如附註4所述，該樓宇之房屋所有權可由石藥集團恩必普藥業有限公司（公司之子公司）佔用、使用、取得權益（處置權須受限制）。石藥集團恩必普藥業有限公司（公司之子公司）已申請有關所有權證。

(iv) 若出售該等物業，需支付如下稅項及／或費用：

(a)	營業稅	:	全部收入減去購置原價後的餘額的5%
(b)	企業所得稅	:	將售房收入併入企業應納稅所得額計算企業應納所得稅額
(c)	城市維護建設稅	:	納稅人所在地在市區的，稅率為營業稅稅額的7%；納稅人所在地在縣城、鎮的，稅率為5%
(d)	教育費附加	:	營業稅額的3%
(e)	土地增值稅	:	四級超額累進稅率 應納稅額 ＝ 增值額×適用稅率 增值額 ＝ 轉讓收入－項目金額 轉讓收入包括貨幣收入、實物收入和其他收入 土地增值稅按增值額與扣除項目金額的比率從低到高劃分為四個級次，即：增值額未超過扣除項目金額50%的部分；增值額超過扣除項目金額50%、未超過100%的部分；增值額超過扣除項目金額100%、未超過200%的部分；增值額超過扣除項目金額200%的部分。按各級次分別規定不同的稅率，分別是30%、40%、50%、60%。
(f)	印花稅	:	房屋買賣成交價的萬分之五
(g)	住房轉讓手續費	:	按住房建築面積收取。新建商品住房每平米3元（轉讓方承擔），存量住房每平方米6元（轉讓雙方各承擔50%）

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 人民幣元
4. 中國河北省石家莊市高新區黃河路236號之土地、多幢樓宇及構築物	該物業包括4幅總地盤面積約228,506.811平方米之土地，其上建有58幢樓宇及多項附屬構築物，於一九九六年至二零零六年間分多個階段落成。 該等樓宇之總建築面積約為155,600.49平方米。 該等樓宇主要包括車間、辦公大樓及貨倉。 該等構築物主要包括道路、圍牆及池塘。 該物業之3幅土地獲授不同年期之土地使用權，分別於二零二五年四月七日、二零三二年十二月二十五日及二零三二年五月十九日屆滿。	該物業現時由 貴集團佔用作生產、辦公室及輔助設施用途。	75,737,000

附註：

1. 根據4項國有土地使用權出讓合同，4幅地盤面積分別為40,935平方米、31,296平方米、29,233平方米及127,867.027平方米之土地之土地使用權已訂約授予維生藥業(石家莊)有限公司(公司之子公司)及維泰化工(石家莊)有限公司(公司之子公司)，屆滿日期分別為二零二五年四月七日及二零三二年五月十九日，作工業用途。

2. 根據3項國有土地使用權證－石開(東)國用(2005)字第103號及104號、石開(東)國用(2006)第116號，3幅總地盤面積約100,639.784平方米之土地之土地使用權已授予維生藥業(石家莊)有限公司(公司之子公司)及維泰化工(石家莊)有限公司(公司之子公司)，年期分別於二零二五年四月七日、二零三二年十二月二十五日及二零三二年五月十九日屆滿，作工業用途。

   至於餘下一幅地盤面積約127,867.027平方米之土地，吾等並無獲提供任何土地使用權證。

3. 就58幢總建築面積約155,600.49平方米之樓宇，吾等並無獲提供任何房屋所有權證。

4. 吾等對該物業進行估值時，由於該58幢總建築面積約為155,600.49平方米之樓宇並未獲授任何房屋所有權證及該幅地盤面積約為127,867.027平方米之土地並無獲授土地使用權證，故評定該等樓宇及該幅土地為無商業價值。然而，作為參考用途，吾等認為，假設已取得房屋所有權證及獲授土地使用權證，且該物業可自由轉讓，則該58幢樓宇及該幅土地於估值日之資本值將為人民幣278,803,000元。

5. 吾等獲　貴公司之中國法律顧問提供有關物業權益之法律意見，其中包括：

(i) 該物業(不包括附註4所述物業部份)之土地使用權可分別由石藥集團維生藥業(石家莊)有限公司(公司之子公司)及維泰化工(石家莊)有限公司(公司之子公司)根據中國法例，於土地使用權之指定年期內使用、轉讓、租賃及抵押。

(ii) 該物業(不包括附註4所述物業部份)之土地使用權並無任何抵押或其他產權負擔。

(iii) 如附註4所述，該物業之房屋所有權及土地使用權可由石藥集團維生藥業(石家莊)有限公司(公司之子公司)及維泰化工(石家莊)有限公司(公司之子公司)佔用、使用、取得權益(處置權須受限制)。石藥集團維生藥業(石家莊)有限公司(公司之子公司)及維泰化工(石家莊)有限公司(公司之子公司)於取得有關所有權證方面並無法律障礙。

(iv) 若出售該等物業，需支付如下稅項及／或費用：

(a)	營業稅	:	全部收入減去購置原價後的餘額的5%
(b)	企業所得稅	:	將售房收入併入企業應納稅所得額計算企業應納所得稅額
(c)	城市維護建設稅	:	納稅人所在地在市區的，稅率為營業稅稅額的7%；納稅人所在地在縣城、鎮的，稅率為5%
(d)	教育費附加	:	營業稅額的3%
(e)	土地增值稅	:	四級超額累進稅率 應納稅額 ＝ 增值額×適用稅率 增值額 ＝ 轉讓收入－項目金額 轉讓收入包括貨幣收入、實物收入和其他收入 土地增值稅按增值額與扣除項目金額的比率從低到高劃分為四個級次，即：增值額未超過扣除項目金額50%的部分；增值額超過扣除項目金額50%、未超過100%的部分；增值額超過扣除項目金額100%、未超過200%的部分；增值額超過扣除項目金額200%的部分。按各級次分別規定不同的稅率，分別是30%、40%、50%、60%。
(f)	印花稅	:	房屋買賣成交價的萬分之五
(g)	住房轉讓手續費	:	按住房建築面積收取。新建商品住房每平米3元(轉讓方承擔)，存量住房每平方米6元(轉讓雙方各承擔50%)

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 *人民幣元*
5. 中國內蒙古托克托縣燕山營鄉托電工業園區之土地、多幢樓宇及構築物	該物業包括兩幅總地盤面積約666,840平方米之土地，其上建有11幢樓宇及多項附屬構築物，於二零零五年至二零零七年間分多個階段落成。 該等樓宇之總建築面積約為69,914.1平方米。 該等樓宇主要包括車間及貨倉。 該等構築物主要包括水井、廢物收集站及小屋。 該物業亦包括一幢於估值日仍興建中之樓宇(「在建物業」)。 在建物業預期於二零零七年十月落成。落成後，該樓宇之規劃建築面積將約為4,650平方米。 建設成本估計約為人民幣5,600,000元，截至估值日，已支付其中約人民幣61,000元。 該物業獲授之土地使用權為期50年，於二零五六年六月三十日屆滿。	該物業現時由　貴集團佔用作生產、辦公室及輔助設施用途。	無商業價值

附註：

1. 根據一項由內蒙古呼和浩特市托克托縣人民政府(獨立第三方)及石藥集團中潤製藥(內蒙古)有限公司(公司之子公司)簽訂之協議，一幅地盤面積為666,670平方米之土地之土地使用權已訂約授予石藥集團中潤製藥(內蒙古)有限公司(公司之子公司)，為期50年，作工業用途。

2. 根據一項國有土地使用權證－托國用(2006)第0820號，一幅地盤面積約400,040平方米之土地使用權已授予石藥集團中潤製藥(內蒙古)有限公司(公司之子公司)，年期於二零五六年六月三十日屆滿，作工業用途。

   至於餘下一幅地盤面積約266,800平方米之土地，吾等並無獲提供任何土地使用權證。

3. 至於11幢總建築面積約69,914.1平方米之樓宇，吾等並無獲提供任何房屋所有權證。

4. 吾等對該物業進行估值時，由於該11幢總建築面積約為69,914.1平方米之樓宇並未獲授任何房屋所有權證、一幅地盤面積約為266,800平方米之土地並無獲授土地使用權證、及一幅地盤面積為400,040平方米之土地之處置權須受限制，及在建物業並未獲授任何施工許可證，故評定該等樓宇、該等土地及在建物業為無商業價值。然而，作為參考用途，吾等認為，假設已取得所有有關房屋所有權證、獲授土地使用權證及施工許可證，且該等樓宇及土地可自由轉讓，則該11幢樓宇、兩幅土地及在建物業於估值日之資本值將為人民幣167,756,000元。

5. 吾等獲　貴公司之中國法律顧問提供有關物業權益之法律意見，其中包括：

   (i) 該項地盤面積為400,040平方米之物業之土地使用權可由石藥集團中潤製藥(內蒙古)有限公司(公司之子公司)根據中國法例，於土地使用權之指定年期內佔用、使用、取得權益(處置權須受限制)。土地使用權並不受任何按揭或繁重負擔限制。

   (ii) 該等總建築面積約為69,914.1平方米之樓宇之房屋所有權及該幅地盤面積約為266,800平方米之土地之土地使用權，可由石藥集團中潤製藥(內蒙古)有限公司(公司之子公司)佔用、使用及取得權益(處置權須受限制)。石藥集團中潤製藥(內蒙古)有限公司(公司之子公司)於取得有關所有權證方面並無法律障礙。

   (iii) 石藥集團中潤製藥(內蒙古)有限公司(公司之子公司)已申請有關在建物業的相關建議許可證。

   (iv) 若出售該等物業，需支付如下稅項及／或費用：

(a)	營業稅	:	全部收入減去購置原價後的餘額的5%
(b)	企業所得稅	:	將售房收入併入企業應納稅所得額計算企業應納所得稅額
(c)	城市維護建設稅	:	納稅人所在地在市區的，稅率為營業稅稅額的7%；納稅人所在地在縣城、鎮的，稅率為5%
(d)	教育費附加	:	營業稅額的3%
(e)	土地增值稅	:	四級超額累進稅率 應納稅額 ＝ 增值額×適用稅率 增值額 ＝ 轉讓收入－項目金額 轉讓收入包括貨幣收入、實物收入和其他收入 土地增值稅按增值額與扣除項目金額的比率從低到高劃分為四個級次，即：增值額未超過扣除項目金額50%的部分；增值額超過扣除項目金額50%、未超過100%的部分；增值額超過扣除項目金額100%、未超過200%的部分；增值額超過扣除項目金額200%的部分。按各級次分別規定不同的稅率，分別是30%、40%、50%、60%。
(f)	印花稅	:	房屋買賣成交價的萬分之五
(g)	住房轉讓手續費	:	按住房建築面積收取。新建商品住房每平米3元(轉讓方承擔)，存量住房每平方米6元(轉讓雙方各承擔50%)

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 人民幣元
6. 中國內蒙古托克托縣燕山營鄉托電工業園區之多幢樓宇及構築物	該物業包括22幢樓宇及多項附屬構築物，於二零零五年至二零零七年間分多個階段落成。 該等樓宇之總建築面積約為62,257.87平方米。 該等樓宇主要包括車間、辦公大樓、食堂及宿舍。 該等構築物主要包括道路、圍牆、水井、煙囱及池塘。	該物業現時由 貴集團佔用作生產、辦公室及輔助設施用途。	無商業價值

附註：

1. 就該22幢總建築面積約為62,257.87平方米之樓宇，吾等並無獲提供任何房屋所有權證。

2. 吾等對該物業進行估值時，由於該22幢總建築面積約為62,257.87平方米之樓宇並未獲授任何房屋所有權證，亦無任何構築物，故評定該等樓宇為無商業價值。然而，作為參考用途，吾等認為，假設已取得所有有關所有權證書，且該等樓宇及構築物可自由轉讓，則該22幢樓宇及構築物(不包括土地)於估值日之資本值將為人民幣156,396,000元。

3. 吾等獲 貴公司之中國法律顧問提供有關物業權益之法律意見，其中包括：

   (i) 該物業之樓宇可由石藥集團中禾製藥(內蒙古)有限公司(公司之子公司)及內蒙古中興源污水處理有限公司(公司之子公司)佔用、使用及取得權益(處置權須受限制)。石藥集團中禾製藥(內蒙古)有限公司(公司之子公司)及內蒙古中興源污水處理有限公司(公司之子公司)於取得有關所有權證方面並無法律障礙。

(ii) 若出售該等物業，需支付如下稅項及／或費用：

(a)	營業稅	：	全部收入減去購置原價後的餘額的5%
(b)	企業所得稅	：	將售房收入併入企業應納稅所得額計算企業應納所得稅額
(c)	城市維護建設稅	：	納稅人所在地在市區的，稅率為營業稅稅額的7%；納稅人所在地在縣城、鎮的，稅率為5%
(d)	教育費附加	：	營業稅額的3%
(e)	土地增值稅	：	四級超額累進稅率 應納稅額 ＝ 增值額×適用稅率 增值額 ＝ 轉讓收入－項目金額 轉讓收入包括貨幣收入、實物收入和其他收入 土地增值稅按增值額與扣除項目金額的比率從低到高劃分為四個級次，即：增值額未超過扣除項目金額50%的部分；增值額超過扣除項目金額50%、未超過100%的部分；增值額超過扣除項目金額100%、未超過200%的部分；增值額超過扣除項目金額200%的部分。按各級次分別規定不同的稅率，分別是30%、40%、50%、60%。
(f)	印花稅	：	房屋買賣成交價的萬分之五
(g)	住房轉讓手續費	：	按住房建築面積收取。新建商品住房每平米3元(轉讓方承擔)，存量住房每平方米6元(轉讓雙方各承擔50%)

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 人民幣元
7. 中國河北省石家莊市橋西區中山西路276號之一幢樓宇及多幢構築物	該物業包括一幢樓宇及多項附屬構築物，於一九八二年至二零零二年間分多個階段落成。 該樓宇之建築面積約為4,843.58平方米。 該樓宇為科學研究大樓。 該等構築物包括道路及水道。	該物業現時由　貴集團佔用作生產、辦公室及輔助設施用途。	無商業價值

附註：

1. 根據一項房屋所有權證－石房權長證字第450000109號，一幢建築面積約為4,843.58平方米之樓宇之房屋所有權由石家莊製藥集團製藥技術開發有限公司(石藥集團有限公司以往所擁有的公司)擁有。

2. 吾等對該物業進行估值時，由於該幢建築面積約為4,843.58平方米之樓宇及構築物之業權正被轉讓予石藥集團中奇製藥技術有限公司(公司之子公司)，故評定該樓宇為無商業價值。然而，作為參考用途，吾等認為，假設已取得所有有關所有權證書，且該等樓宇及構築物可自由轉讓，則該等樓宇及構築物(不包括土地)於估值日之資本值將為人民幣7,278,000元。

3. 吾等獲　貴公司之中國法律顧問提供有關物業權益之法律意見，其中包括：

   (i) 該物業之業權正被轉讓予石藥集團中奇製藥技術有限公司(公司之子公司)。該物業可由石藥集團中奇製藥技術有限公司(公司之子公司)佔用、使用及取得權益(處置權須受限制)。

(ii) 該物業並無任何抵押或其他產權負擔。

(iii) 若出售該等物業，需支付如下税項及／或費用：

(a)	營業税	:	全部收入減去購置原價後的餘額的5%
(b)	企業所得税	:	將售房收入併入企業應納税所得額計算企業應納所得税額
(c)	城市維護建設税	:	納税人所在地在市區的，税率為營業税税額的7%；納税人所在地在縣城、鎮的，税率為5%
(d)	教育費附加	:	營業税額的3%
(e)	土地增值税	:	四級超額累進税率 應納税額 ＝ 增值額×適用税率 增值額 ＝ 轉讓收入－項目金額 轉讓收入包括貨幣收入、實物收入和其他收入 土地增值税按增值額與扣除項目金額的比率從低到高劃分為四個級次，即：增值額未超過扣除項目金額50%的部分；增值額超過扣除項目金額50%、未超過100%的部分；增值額超過扣除項目金額100%、未超過200%的部分；增值額超過扣除項目金額200%的部分。按各級次分別規定不同的税率，分別是30%、40%、50%、60%。
(f)	印花税	:	房屋買賣成交價的萬分之五
(g)	住房轉讓手續費	:	按住房建築面積收取。新建商品住房每平米3元(轉讓方承擔)，存量住房每平方米6元(轉讓雙方各承擔50%)

估值證書

第二類－貴集團於中國租用及佔用之物業權益

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 *人民幣元*
8. 中國河北省石家莊市華星路6號之土地、多幢樓宇及構築物	該物業包括一幅地盤面積約32,027.476平方米之土地，由貴集團租用(「租賃土地」)，其上建有34幢樓宇及多項附屬構築物，總建築面積約為27,418.15平方米。該等樓宇當中，總建築面積約為17,940.65平方米之樓宇由貴集團租用(「租賃樓宇」)，而總建築面積約為9,477.5平方米之樓宇由貴集團持有(「自置樓宇」)。 該等樓宇於一九八八年至二零零四年分階段落成。 該等樓宇及多項附屬構築物主要包括車間、辦公大樓、食堂、圍牆及道路。	該物業現時由貴集團佔用作辦公室及生產用途。	無商業價值

附註：

1. 根據一項由石家莊製藥集團有限公司(公司之控股股東)與石藥集團中諾藥業(石家莊)有限公司(公司之子公司)簽訂之租賃協議，租賃土地及租賃樓宇已出租予石藥集團中諾藥業(石家莊)有限公司(公司之子公司)，年期由二零零五年八月一日起至二零零八年七月三十一日屆滿，每年租金為人民幣1,110,000元。

2. 該物業之兩幢總建築面積約為9477.5平方米之樓宇及多項附屬構築物由石藥集團中諾藥業(石家莊)有限公司(公司之子公司)持有。吾等並無獲提供該等樓宇之任何所有權證書，因此，評定該等樓宇為無商業價值。然而，作為參考用途，吾等認為，假設已取得所有有關所有權證書，且該等樓宇及構築物可自由轉讓，則該等樓宇及構築物(不包括土地)於估值日之資本值將為人民幣7,465,000元。

3. 吾等獲　貴公司之中國法律顧問提供有關物業租賃協議之合法性之法律意見，其中包括：

   (i) 根據中國法例，租賃協議為有效、具約束力及可強制執行。

   (ii) 該物業可由　貴集團佔用、使用及取得權益。

   (iii) 如附註2所述，石藥集團中諾藥業(石家莊)有限公司(公司之子公司)已申請該等樓宇之相關所有權證書。

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 人民幣元
9. 中國河北省石家莊市橋西區工農路188號之土地、多幢樓宇及構築物	該物業包括一幅地盤面積約14,332.7平方米之土地，由 貴集團租用(「租賃土地」)，其上建有10幢樓宇及多項附屬構築物，總建築面積約為22,423.41平方米。該等樓宇當中，總建築面積約為21,883.81平方米之樓宇由貴集團租用(「租賃樓宇」)，而總建築面積約為539.6平方米之樓宇由 貴集團持有(「自置樓宇」)。 該等樓宇於二零零二年至二零零四年分階段落成。 該等樓宇及多項附屬構築物主要包括車間、辦公大樓、食堂、圍牆及道路。	該物業現時由 貴集團佔用作辦公室及生產用途。	無商業價值

附註：

1. 根據一項由石家莊製藥集團有限公司(公司之控股股東)與石藥集團中諾藥業(石家莊)有限公司(公司之子公司)簽訂之租賃協議，租賃土地及租賃樓宇已出租予石藥集團中諾藥業(石家莊)有限公司(公司之子公司)，年期由二零零五年七月五日起至二零零八年六月五日屆滿，每年租金為人民幣4,903,141元(包括物業9、10及11)。

2. 該物業之兩幢總建築面積約為539.6平方米之樓宇及多項附屬構築物由石藥集團中諾藥業(石家莊)有限公司(公司之子公司)持有。吾等並無獲提供該等樓宇之任何所有權證書，因此，評定該等樓宇為無商業價值。然而，作為參考用途，吾等認為，假設已取得所有有關所有權證書，且該等樓宇及構築物可自由轉讓，則該等樓宇及構築物(不包括土地)於估值日之資本值將為人民幣1,178,000元。

3. 吾等獲 貴公司之中國法律顧問提供有關物業租賃協議之合法性之法律意見，其中包括：

   (i) 根據中國法例，租賃協議為有效、具約束力及可強制執行。

   (ii) 該物業可由 貴集團合法佔用、使用及取得權益。

   (iii) 如附註2所述，石藥集團中諾藥業(石家莊)有限公司(公司之子公司)已申請該等樓宇之相關所有權證書。

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 *人民幣元*
10. 中國河北省石家莊市長安區和平東路496號之土地及多幢樓宇	該物業包括一幅地盤面積約12,604平方米之土地，其上建有多幢樓宇，總建築面積約為6,881.66平方米。 該等樓宇主要包括車間、辦公大樓及食堂。	該物業現時由 貴集團佔用作辦公室及生產用途。	無商業價值

附註：

1. 根據一項由石家莊製藥集團有限公司(公司之控股股東)與石藥集團中諾藥業(石家莊)有限公司(公司之子公司)簽訂之租賃協議，該物業已出租予石藥集團中諾藥業(石家莊)有限公司(公司之子公司)，年期由二零零五年七月五日起至二零零八年六月五日屆滿，每年租金為人民幣4,903,141元(包括物業9、10及11)。

2. 吾等獲 貴公司之中國法律顧問提供有關物業租賃協議之合法性之法律意見，其中包括：

   (i) 根據中國法例，租賃協議為有效、具約束力及可強制執行。

   (ii) 該物業可由 貴集團合法佔用、使用及取得權益。

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 人民幣元
11. 中國河北省石家莊市橋西區經十條路2號之土地及樓宇	該物業包括一幅地盤面積約1,217平方米之土地，其上建有一幢建築面積約為1,635.22平方米之樓宇。 該樓宇為宿舍大樓。	該物業現時由 貴集團佔用作住宅用途。	無商業價值

附註：

1. 根據一項由石家莊製藥集團有限公司（公司之控股股東）與石藥集團中諾藥業（石家莊）有限公司（公司之子公司）簽訂之租賃協議，該物業已出租予石藥集團中諾藥業（石家莊）有限公司（公司之子公司），年期由二零零五年七月五日起至二零零八年六月五日屆滿，每年租金為人民幣4,903,141元（包括物業9、10及11）。

2. 吾等獲 貴公司之中國法律顧問提供有關物業租賃協議之合法性之法律意見，其中包括：

   (i) 根據中國法例，租賃協議為有效、具約束力及可強制執行。

   (ii) 該物業可由 貴集團合法佔用、使用及取得權益。

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 *人民幣元*
12. 中國河北省石家莊市豐收路47號之土地、多幢樓宇及構築物	該物業包括一幅地盤面積約22,419.78平方米之土地，由　貴集團租用(「租賃土地一」)，其上建有6幢樓宇及多項附屬構築物，總建築面積約為3,257.22平方米，由　貴集團持有(「自置樓宇」)。 該等樓宇於二零零零年至二零零五年分階段落成。 該等樓宇及多項附屬構築物主要包括綜合大樓、機房及池塘。 該物業亦包括一幅地盤面積約為16,000平方米之空置土地(「租賃土地二」)。	該物業現時由　貴集團佔用作生產用途。	無商業價值

附註：

1. 根據兩項由石家莊橋東區桃園鎮桃園村民委員會(獨立第三方)與石藥集團河北中潤藥業有限公司(公司之子公司)簽訂之租賃協議，租賃土地一及租賃土地二已出租予石藥集團河北中潤藥業有限公司(公司之子公司)，各自之年期分別由二零零五年一月一日起至二零零六年十二月三十一日屆滿，每年租金為人民幣773,490元，以及由二零零七年一月一日起至二零二六年十二月三十一日屆滿，每年租金為人民幣480,000元。

2. 該物業之5幢總建築面積約為2,407.22平方米之樓宇及多項附屬構築物由石藥集團河北中潤藥業有限公司(公司之子公司)持有，而該物業一幢建築面積約為850平方米之樓宇則由石藥集團河北中潤化工有限公司(公司之子公司)持有。吾等並無獲提供該等樓宇之任何所有權證書，因此，評定該等樓宇為無商業價值。然而，作為參考用途，吾等認為，假設已取得所有有關所有權證書，且該等樓宇可自由轉讓，則該等樓宇及構築物(不包括土地)於估值日之資本值將為人民幣29,075,000元。

3. 吾等獲　貴公司之中國法律顧問提供有關物業租賃協議之合法性之法律意見，其中包括：

   (i) 該土地之性質為農地，應申請批准改變土地性質及出讓程序。

   (ii) 該物業可由　貴集團佔用、使用及取得權益(處置權須受限制)。　貴集團應就該等樓宇申請有關所有權證書。

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 人民幣元
13. 中國河北省石家莊市寶嫗化肥廠路銀星化肥廠之土地、多幢樓宇及構築物	該物業包括一個地盤及多幢建於其上之樓宇及構築物(「租賃物業」)，以及7幢建於其上總建築面積約為2,550.92平方米之樓宇(「自置樓宇」)。 該等樓宇約於二零零五年落成。 該等樓宇及構築物主要包括車間、辦公大樓、食堂及貨倉。	該物業現時由 貴集團佔用作辦公室及生產用途。	無商業價值

附註：

1. 根據一項由石家莊市銀星化肥廠(獨立第三方)與河北中潤製藥有限公司(公司之子公司)簽訂之租賃協議，租賃物業已出租予河北中潤製藥有限公司(公司之子公司)，年期由二零零四年二月一日起至二零一四年二月一日屆滿，每年租金為人民幣120,000元。

2. 該物業之7幢總建築面積約為2,550.92平方米之樓宇由河北中潤生態環保有限公司(公司之子公司)持有。吾等並無獲提供該等樓宇之任何所有權證書，因此，評定該等樓宇為無商業價值。然而，作為參考用途，吾等認為，假設已取得所有有關所有權證書，且該等樓宇可自由轉讓，則該等樓宇(不包括土地)於估值日之資本值將為人民幣2,036,000元。

3. 吾等獲 貴公司之中國法律顧問提供有關物業租賃協議之合法性之法律意見，其中包括：

   (i) 租賃物業可由 貴集團佔用、使用及取得權益。

   (ii) 自置樓宇可由 貴集團佔用、使用及取得權益(處置權須受限制)。但 貴集團應就自置樓宇申請有關所有權證書。

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 *人民幣元*
14. 中國河北省石家莊市中山西路276號之一幢樓宇	該物業包括一幢建築面積約為6,700平方米之樓宇。 該樓宇為辦公大樓。	該物業現時由 貴集團佔用作辦公室用途。	無商業價值

附註：

1. 根據一項由石家莊製藥集團歐意藥業有限公司(獨立第三方)與維生藥業(石家莊)有限公司(公司之子公司)簽訂之租賃協議，該物業已出租予維生藥業(石家莊)有限公司(公司之子公司)，年期由二零零四年九月一日起至二零零七年八月三十一日屆滿，每年租金為人民幣1,977,840元。

2. 吾等獲 貴公司之中國法律顧問提供有關物業租賃協議之合法性之法律意見，其中包括：

   (i) 該租賃協議根據中國法律為有效、具約束力及可強制執行。

   (ii) 租賃物業可由 貴集團佔用、使用及取得權益。

第三類 — 貴集團於香港租用及佔用之物業權益

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 *人民幣元*
15. 香港 跑馬地 景光街8號 景光樓 19樓B室	該物業包括一個位於一幢22層高綜合大樓19樓之單位，該大樓約於一九八九年落成。 該物業之建築面積約為401平方呎（37.25平方米）。 該物業已由獨立第三方Fong Kwan Ho, Joina／Hew Yew Wah出租予中國製藥集團有限公司，由二零零六年七月十日起至二零零七年七月九日止，為期1年，每月租金為8,400港元（包括差餉、地租及管理費）。	該物業現時由 貴集團佔用作住宅用途。	無商業價值

附註：

1. 該物業之註冊業主為Sunny Profit Trading Limited（獨立第三方），請參見日期為二零零七年三月二日，編號07032701990229之備忘錄。

2. 該物業須受一項公契規限，請參見日期為一九八九年六月二十八日，編號UB4146214之備忘錄。

3. 該物業須受一項以恒生銀行有限公司為受益人之法定押記規限，請參見日期為二零零七年三月二日，編號07032701990237之備忘錄。

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 人民幣元
16. 香港北角英皇道560號健威花園F座19樓1905室	該物業包括一個位於一幢26層高住宅大廈19樓之單位，該大廈約於一九七九年落成。 該物業之建築面積約為507平方呎(47.10平方米)。 該物業已由獨立第三方Chow Siu Chun出租予Golden Wing Limited (公司之子公司)，由二零零六年九月二十五日起至二零零八年九月二十四日止，為期兩年，每月租金為9,000港元(包括差餉、地租及管理費)。	該物業現時由 貴集團佔用作住宅用途。	無商業價值

附註：

1. 該物業之註冊業主為Chow Siu Chun (獨立第三方)，請參見日期為一九九八年二月二十七日，編號UB7436850之備忘錄。

2. 該物業須受一項公契規限，請參見日期為一九八零年二月二十八日，編號UB1851629之備忘錄。

估值證書

物業	概況及年期	佔用詳情	於二零零七年五月三十一日現況下之資本值 人民幣元
17. 香港灣仔港灣道18號中環廣場38樓3805室之辦公室單位	該物業包括一個位於一幢78層高商業大廈38樓之單位，該大廈約於一九九二年落成。 該單位之實用面積約為4,887平方呎（454.01平方米）。 該物業已由Cheer City Properties Limited及Protasan Limited（獨立第三方）出租予中國製藥集團有限公司，由二零零六年六月二日起至二零零八年六月一日止，為期兩年，每月租金為156,384港元（不包括差餉及管理費）。	該物業現時由 貴集團佔用作辦公室用途。	無商業價值

附註：

1. 該物業之註冊業主為Cheer City Properties Limited（佔1/2業權）（獨立第三方）及Protasan Limited（佔1/2業權）（獨立第三方），請參見日期為一九九八年二月二十七日，編號UB7436850之備忘錄。

2. 該物業須受一項由Cheer City Properties Limited（有關應佔之1/2業權）以Hang Seng Finance Limited（作為「代理人」以其本身權利及作為代理人為及代表該等銀行）為受益人之債權及抵押及補充抵押文件規限，請分別參見日期為二零零二年三月二十七日及二零零二年十月二十九日，編號為UB8037273及UB8813738之備忘錄。

1. 責任聲明

本綜合收購建議文件內所載資料(有關完成時及其後之石藥公司、聯想控股、收購人、全面收購建議之條款及細則及收購人就本集團之意向者除外)均由董事提供。董事對本文件所載資料(有關完成時及其後之石藥公司、聯想控股、收購人及石家莊市國資委者除外)之準確性共同及個別承擔全部責任,並在作出一切合理查詢後確認:就彼等所深知,於本文件內表達之意見(有關完成時及其後之石藥公司、聯想控股、收購人及石家莊市國資委所表達者除外)乃經審慎周詳考慮後作出,且本文件並無遺漏任何其他事實(有關完成時及其後之石藥公司、聯想控股、收購人及石家莊市國資委者除外),致使本文件所載任何陳述有誤導成份。

聯想控股之董事對本文件所載資料(有關完成前之石藥公司及本公司者除外)之準確性共同及個別承擔全部責任,並在作出一切合理查詢後確認,就彼等所深知,於本文件內表達之意見(有關完成前之石藥公司及本公司所表達者除外)乃經審慎周詳考慮後作出,且本文件並無遺漏任何其他事實(有關完成前之石藥公司及本公司者除外),致使本文件所載任何陳述有誤導成份。

收購人之董事對本文件所載資料(有關完成前之石藥公司及本公司者除外)之準確性共同及個別承擔全部責任,並在作出一切合理查詢後確認,就彼等所深知,於本文件內表達之意見(有關完成前之石藥公司及本公司所表達者除外)乃經審慎周詳考慮後作出,且本文件並無遺漏任何其他事實(有關完成前之石藥公司及本公司者除外),致使本文件所載任何陳述有誤導成份。

2. 本公司之股本

(a) 法定及已發行股本

於最後實際可行日期,本公司之法定及已發行股本如下:

法定:

300,000,000港元,分為3,000,000,000股股份

已發行及繳足或入賬列作繳足：

153,812,466.10港元，分為1,538,124,661股股份

自二零零六年十二月三十一日起至最後實際可行日期止，並無發行任何股份。所有已發行股份在各方面享有同等地位，包括收取股息、投票權及資本回報之權利及權益。

於最後實際可行日期，本公司並無附帶權利轉換成或交換或認購股份而尚未行使之購股權、認股權證、衍生工具或其他證券。

(b) 上市

股份於聯交所主板上市及買賣。本公司已發行股本概無於任何其他證券交易所上市或買賣，亦不擬於任何其他證券交易所將股份上市或尋求批准買賣。

3. 權益披露

(a) 董事之權益

於最後實際可行日期，除本附錄第3(a)節所披露者外，本公司董事或主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中概無擁有根據證券及期貨條例第XV部第7及第8分部而須知會本公司及聯交所之任何權益或淡倉(包括根據證券及期貨條例之條文被當作或視作擁有之權益及淡倉)；或須載入根據證券及期貨條例第352條存置之登記冊之權益或淡倉；或根據上市公司董事進行證券交易的標準守則而知會本公司及聯交所之權益或淡倉。

股份權益：

董事姓名	**身份**	**所持股份數目**	**佔本公司已發行股本之概約百分比**
蔡東晨先生	實益擁有人	2,000,000	0.13%
翟健文先生	實益擁有人	4,000	0.00026%

(b) 主要股東之權益

據董事所知，於最後實際可行日期，除上文所披露之董事及本公司主要行政人員之權益及淡倉外，下列人士於股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3部分之條文須向本公司及聯交所披露之權益及淡倉，或直接或間接擁有附有權利在所有情況下可於本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上之權益：

主要股東名稱	**身份**	**所持股份數目**	**佔本公司已發行股本之概約百分比**
聯想控股有限公司	受控制公司權益	783,316,161 *(附註)*	50.93%
聯想控股有限公司職工持股會	受控制公司權益	783,316,161 *(附註)*	50.93%
石藥公司	實益擁有人及受控制公司	783,316,161 *(附註)*	50.93%

附註：　就783,316,161股股份而言，773,436,399股由石藥公司持有，而9,879,762股由石藥公司之全資附屬公司詩薇公司持有。石藥公司全部權益均由聯想控股有限公司持有。

除以上披露者外，董事或本公司主要行政人員並不知悉任何其他人士(董事及本公司主要行政人員除外)於最後實際可行日期於股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文須向本公司及聯交所披露之權益或淡倉，或直接或間接擁有附有權利在所有情況下可於本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上之權益。

(c) 於本公司之權益

於最後實際可行日期，聯想控股、收購人及其任何一致行動人士透過石藥公司持有783,316,161股股份，佔本公司已發行股本總額約50.93%，聯想控股已根據該協議收購該等股份。除上文所述者外，於緊接該公佈前六個月起至最後實際可行日期(包括該日)止期間，收購人、聯想控股或其任何一致行動人士概無買賣本公司任何證券。

除上述者外，於緊接該公佈前六個月起至最後實際可行日期(包括該日)止期間，收購人或聯想控股之董事並無擁有本公司任何證券之任何權益。

於最後實際可行日期，除有關貸款融通之協議外，收購人與任何其他人士之間並無就轉讓、抵押或質押根據全面收購建議而購入之股份實益權益訂有任何協議、安排或諒解。

收購人就貸款融通提供之抵押物包括：

(i) 有關收購人名下相等於550,000,000港元之美元定期存款押記，而有關抵押存款須用作償還貸款融通；

(ii) 只在提取總額等於或多於550,000,000港元之情況下，從貸款融通所得款項中透過全面收購建議購買之所有股份作出之法定押記；及

(iii) 對收購人之所有股份作出之衡平法押記。

(d) **於收購人之權益**

於最後實際可行日期，本公司或任何董事概無擁有或控制收購人之任何股份。

(e) **其他權益**

於最後實際可行日期，

(i) 本公司之附屬公司、本公司或附屬公司之退休基金概無擁有或控制本公司任何證券；

(ii) 本公司顧問(按收購守則聯繫人士定義第(2)類所列明，但不包括獲豁免的自營交易商)概無擁有或控制本公司任何證券；

(iii) 概無任何人士與收購人，或其任何一致行動人士，或本公司或本公司任何聯繫人士(屬聯繫人士定義第(1)、(2)、(3)及(4)類者)訂立收購守則第22條註釋8所述性質之任何安排；

(iv) 與本公司有關連之基金經理並無全權管理可轉換為股份之股份、購股權、認股權證、衍生工具或證券；及

(v) 概無董事表示有意接納全面收購建議。

4. 證券買賣

於緊接該公佈前六個月起至最後實際可行日期(包括該日)止期間，

(i) 本公司或任何董事並無買賣收購人或本公司之證券以換取有值代價；

(ii) 本公司之附屬公司、本公司或其任何附屬公司之任何退休基金，或根據收購守則聯繫人士之定義第(2)類所指之本公司任何顧問(但不包括獲豁免的自營交易商)並無買賣本公司之任何證券以換取有值代價；

(iii) 任何人士與收購人、本公司或與收購人、本公司之任何一致行動人士或與屬收購人之聯繫人士或本公司聯繫人士(屬聯繫人士定義第(1)、(2)、

(3)及(4)類者)概無訂立收購守則第22條註釋8所述性質之任何安排，以買賣本公司之任何證券以換取有值代價；及

(iv) 概無任何與本公司有關連而作出全權管理之基金經理(獲豁免基金經理除外)買賣本公司之任何證券以換取有值代價。

5. 市場價格

下表説明股份於(i)緊接收購期開始前六個曆月內每月最後一個交易日及直至最後實際可行日期於聯交所所報收市價：

日期	每股股份收市價 *港元*
二零零六年十一月三十日	1.21
二零零六年十二月二十九日	1.10
二零零七年一月三十一日	1.27
二零零七年二月二十八日	1.37
二零零七年三月三十日	1.32
二零零七年四月三十日	1.73
二零零七年五月三十一日	3.00
二零零七年六月二十九日	2.51
最後實際可行日期	3.15

股份於二零零七年五月七日(即緊接該公佈刊發前之最後營業日)在聯交所所報收市價為每股1.83港元。股份於有關期間在聯交所所報之最高及最低收市價分別為二零零七年五月二十五日之每股3.11港元，以及二零零六年十一月七日之每股0.94港元。

6. 重大訴訟

誠如本公司於二零零五年二月二十二日刊發之公佈所披露，本公司及其一家附屬公司在數項於美國提出之反壟斷申訴中被指名為被告人之一。有關申訴指稱中國若干維生素C生產商最少由二零零一年十二月開始串謀操控出口至美國及世界其他地方之維生素C之價格及數量，觸犯美國反壟斷法。該控訴又指稱美國之維生素C買家就維生素C支付之價格高於倘無指稱之串謀行為則應付

之價格，因而蒙受損失。原告人宣稱代表直接買家根據美國聯邦反壟斷法及代表間接買家根據多項州反壟斷法提出此等訴訟。原告人(自稱是多個同類原告人之集體代表)尋求三倍之無指明損害賠償及其他補償。上述公佈刊發後，另有若干性質與該等反壟斷申訴相同之申訴於美國提出。於最後實際可行日期，在不同法院有四宗針對本公司及兩宗針對附屬公司之反壟斷申訴已分別送達。本公司之法律顧問已成功將該等案件全部綜合於紐約聯邦法院聆訊。

於二零零六年五月三日，紐約東區美國地區法院法官與被告人及原告人之法律顧問召開首次法院會議。於二零零七年二月，直接買家原告人修訂其申訴書，要求只有並無訂立任何載有仲裁條款之協議之維生素C直接買家才可成為其擬代表之集體買家之一。於二零零七年六月五日，法院基於國家行為、外國主權強制及國際禮儀原則，聽取被告人之駁回動議。法院已詳細考慮該等動議，未知何時作出裁定。

根據法院最後定下之時間表，將於二零零七年五月至八月就直接買家案件可否以進行集體訴訟作出陳詞，事實取證訂於二零零八年二月二十九日前完成，專家取證訂於二零零八年九月十九日前完成，預審聆訊將於二零零八年十一月十一日召開。訴訟仍在集體取證階段，法院已定二零零七年八月二日為被告人就原告人集體訴訟認證動議提出答辯的最後一日。

本公司董事及管理層擬就該等反壟斷申訴之指控積極抗辯。現階段無法準確估計反壟斷申訴之結果。

除上述披露者外，於最後實際可行日期，本集團之成員公司概無涉及任何重大訴訟或仲裁，且據董事所知，本集團成員公司概無任何尚未了結或威脅被提出之重大訴訟或申索。

7. 重大合約

於最後實際可行日期，本集團任何成員公司於該公佈刊發日期前兩年當日後至最後實際可行日期(包括該日)並無訂立任何重大合約(不包括於一般業務過程中訂立之合約)。

8. 服務合約

非執行董事及獨立非執行董事已各自與本公司訂立聘任函件，自二零零七年一月一日起為期兩年，詳情如下：

(a) 其委任年期須受根據本公司之組織章程細則有關於本公司週年股東大會退任及重選之條文所規限；及

(b) 每年服務袍金方面，李嘉士先生為264,000港元(過往酬金為240,000港元)、霍振興先生為66,000港元(過往酬金為港元60,000)、齊謀甲先生為66,000港元(過往酬金為港元60,000)、郭世昌先生為66,000港元(過往酬金為港元60,000)，而陳兆強先生則為132,000港元(過往酬金為港元120,000)，須經由董事會檢討。

除上文披露者外，於最後實際可行日期，董事概無與本公司或其任何附屬公司或聯營公司訂有(i)持續而通知期為12個月或以上；(ii)固定年期而不計及通知期尚餘12個月以上；或(iii)於該公佈刊發日期前六個月內訂立或修訂(包括持續及固定年期)之任何服務合約。尤其根據有關非執行董事及獨立非執行董事的聘任函件，並無須予支付的浮動酬金。

9. 影響本公司董事之安排

於最後實際可行日期，董事就全面收購建議將不獲任何離職補償或其他方面補償之利益(法定補償除外)。

於最後實際可行日期，董事及任何其他人事並無任何協議或安排須取決於全面收購建議之結果或與全面收購建議有關。

於最後實際可行日期，收購人並無訂立任何重大合約，而任何董事於當中擁有重大個人權益。

收購人或其任何一致行動人士並無收取任何接納或拒絕全面收購建議之不可撤銷承諾。

收購人或其一致行動人士與涉及或依賴全面收購建議之本公司任何董事、新任董事、股東或新股東之間，並無訂立任何協議、安排或諒解(包括任何補償安排)。

收購人並無就可能會或不會援引或尋求援引全面收購建議之條件之情況，訂立任何協議或安排。

董事李嘉士先生為胡關李羅律師行之合夥人，該律師行為本公司就全面收購建議有關香港法律之法律顧問，該行將收取一般專業費用。

10. 同意書及資格

於本文件內提供意見、函件或建議之專家之資格如下：

聯昌國際	獲證監會特許根據證券及期貨條例從事第1類(買賣證券)、第4類(就證券提供意見)及第6類(就企業融資提供意見)受規管活動
金榜融資	可根據證券及期貨條例從事第1類(買賣證券)及第6類(就企業融資提供意見)受規管活動之持牌法團
西門(遠東)有限公司	專業物值估值師

金榜融資、聯昌國際及西門(遠東)有限公司已就刊發本文件發出同意書，同意按現有形式及涵義於本文件中載入其函件及引述其名稱，且迄今並無撤回同意書。

11. 一般資料

(a) 本公司之註冊辦事處位於香港灣仔港灣道18號中環廣場38樓3805室。董事會有八名執行董事，即蔡東晨先生、岳進先生、馮振英先生、紀建明先生、翟健文先生、潘衛東先生、李治彪先生及張錚先生；一名非執行董事，即李嘉士先生；及四名獨立非執行董事，即霍振興先生、齊謀甲先生、郭世昌先生及陳兆強先生。本公司之公司秘書為李嘉士先生。

(b) 收購人之註冊辦事處地址為P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands。收購人之董事會有三名執行董事，即趙令歡先生、邱中偉先生及王順龍先生。收購人之通訊地址為香港鰂魚涌英皇道979號太古坊林肯大廈5樓Right Lane Limited（其為聯想控股之全資附屬公司）。

(c) 聯想控股之註冊地址為10/F, Tower A, Raycom Info Tech Park, No.2 Ke Xue Yuan Nanlu, Haidian District, Beijing 100080, PRC。聯想控股之董事包括五名執行董事曾茂朝先生、柳傳志先生、李勤先生、朱立南先生、陳國棟先生及一名非執行董事楊柏齡先生。聯想控股之通訊地址為香港鰂魚涌英皇道979號太古坊林肯大廈5樓Right Lane Limited（其為聯想控股之全資附屬公司）。

(d) 金榜融資之註冊辦事處位於香港金鐘道89號力寶中心第1座39樓。

(e) 聯昌國際之註冊辦事處位於香港皇后大道中28號中匯大廈25樓。

(f) 就詮釋而言，本文件中英文版本如有歧異，概以英文版本為準。

12. 備查文件

於全面收購建議可供接納期間，下列文件之副本於本公司網站www.irasia.com/listco/hk/cpg/index.htm及證監會網站www.sfc.hk可供查閱，以及在星期一至星期五（公眾假期除外）上午十時正至下午五時正的一般營業時間內，於本公司之香港主要營業地點（地址為香港灣仔港灣道18號中環廣場38樓3805室）可供查閱：

(a) 本公司及收購人之組織章程大綱及細則；

(b) 本集團截至二零零六年十二月三十一日止兩個年度之年報；

(c) 獨立董事委員會發出之函件，全文載於本文件第24頁；

(d) 獨立董事委員會之獨立財務顧問聯昌國際發出之函件，全文載於本文件第25頁至第45頁；

(e) 收購人之財務顧問金榜融資發出之函件，全文載於本文件第11頁至第23頁；

(f) 就本集團所持物業權益於二零零七年五月三十一日提供估值報告之估值師西門(遠東)有限公司發出之估值報告及證書，全文載於本文件第III-1頁至第III-32頁；

(g) 本附錄「同意書及資格」一段所述由金榜融資、聯昌國際及西門(遠東)有限公司發出之同意書；

(h) 本附錄「服務合約」一段所述之聘任函件；及

(i) 一致行動人士協議。

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

APPOINTMENT OF EXECUTIVE DIRECTORS

The Board of Directors (the "Board") of China Pharmaceutical Group Limited (the "Company") is pleased to announce that Mr. PAN Wei Dong, Mr. LI Zhi Biao and Mr. ZHANG Zheng have been appointed as executive directors of the Company with effect from 1st October, 2006.

Mr. PAN Wei Dong ("Mr. PAN"), aged 36, joined a member of the group in 1994 and is currently the Chief Accountant of the group. He is also a director of Shijiazhuang Pharmaceutical Group Company Limited, the Company's ultimate holding company. Mr. PAN graduated from Shijiazhuang Post College and has more than 15 years of experience in financial management and accounting. Mr. PAN has not held any directorship in any public listed companies in the last three years.

Mr. LI Zhi Biao ("Mr. LI"), aged 42, joined a member of the group in 1991 and is currently the Deputy General Manager of a member of the group. Mr. LI holds a Master degree in Biology from Hebei Normal University and has more than 15 years of business development and marketing experience in the pharmaceutical industry. Mr. LI has not held any directorship in any public listed companies in the last three years.

Mr. ZHANG Zheng ("Mr. ZHANG"), aged 26, joined a member of the group in 2003 and is currently the Assistant to General Manager of a member of the group. Mr. ZHANG holds a Bachelor degree in Business Studies from Charles Sturt University. Mr. ZHANG has not held any directorship in any public listed companies in the last three years.

Save as disclosed above, Mr. PAN, Mr. LI and Mr. ZHANG do not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company and do not hold any positions with the Company or other members of the group.

There is no service contract entered into between the Company and Mr. PAN, Mr. LI and Mr. ZHANG. They are not appointed for a specific term. They are subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company.

Each of Mr. PAN, Mr. LI and Mr. ZHANG will receive a monthly remuneration (comprising salary and allowances) of HK$15,311, HK$39,000 and HK$31,314 respectively plus discretionary bonus to be determined by the Board. In addition, each of Mr. PAN, Mr. LI and Mr. ZHANG will receive a director's fee of HK$30,000 per annum for acting as an executive director subject to the approval by the shareholders of the Company at the annual general meeting. The remuneration of the three newly appointed executive directors has been reviewed and approved by the remuneration committee of the Company with reference to the prevailing market practice, the Company's remuneration policy, their duties and responsibilities with the group and their contribution to the group.

As at the date hereof, Mr. PAN, Mr. LI and Mr. ZHANG do not have any interests in the shares of the Company within the meanings of Part XV of the Securities and Futures Ordinance.

Mr. PAN, Mr. LI and Mr. ZHANG have confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with their appointment as executive directors and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules. The Board takes this opportunity to welcome Mr. PAN, Mr. LI and Mr. ZHANG to join the Board.

By Order of the Board
CAI Dong Chen
Chairman

Hong Kong, 1st October, 2006

As at the date of this announcement, the Board of Directors of the Company comprises nine executive directors, namely Mr. Cai Dong Chen, Mr. Wei Fu Min, Mr. Yue Jin, Mr. Ji Jian Min, Mr. Feng Zhen Ying, Mr. Chak Kin Man, Mr. Pan Wei Dong, Mr. Li Zhi Biao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhen Xing, Mr. Qi Mou Jia, Mr. Guo Shi Chang and Mr. Chan Siu Keung, Leonard.

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong with limited liability)

(Stock Code: 1093)

RECEIVED
2007 MAR 27 A 7:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNAUDITED RESULTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

The Board of Directors of China Pharmaceutical Group Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the nine months ended September 30, 2006 in line with its current practice to publish the Group's quarterly financial results.

CONSOLIDATED INCOME STATEMENT
For the nine months ended September 30, 2006

	For the nine months ended September 30, 2006 (Unaudited) *HK$'000*	2005 (Unaudited) *HK$'000*
Revenue	2,608,016	2,288,276
Cost of sales	(2,161,879)	(1,770,685)
Gross profit	446,137	517,591
Other income	26,892	15,641
Distribution costs	(166,310)	(124,340)
Administrative expenses	(223,451)	(215,668)
Other expenses	(5,898)	(16,177)
Profit from operations	77,370	177,047
Finance costs	(71,642)	(46,040)
Share of loss of a jointly controlled entity	(1,067)	(543)
Profit before tax	4,661	130,464
Income tax	5,870	(6,598)
Profit for the period	10,531	123,866
Attributable to:		
Equity holders of the Company	10,907	123,847
Minority interests	(376)	19
	10,531	123,866
Basic earnings per share	HK0.71 cents	HK8.05 cents
Dividend	-	-

Notes:

1. The accounting policies adopted in preparation of the financial data for the nine months ended September 30, 2006 are consistent with those disclosed in the 2006 interim report of the Company.

2. The calculation of the basic earnings per share for the nine months ended September 30, 2006 is based on the profit attributable to equity holders of the Company of HK$10,907,000 (nine months ended September 30, 2005: HK$123,847,000) and 1,538,124,661 shares (nine months ended September 30, 2005: 1,538,124,661 shares) in issue during the period.

   No diluted earnings per share was presented for the nine months ended September 30, 2006 and 2005 as there was no potential ordinary share in issue during the periods.

3. The directors resolved not to declare an interim dividend for the nine months ended September 30, 2006 (nine months ended September 30, 2005: Nil).

4. The financial data for the nine months ended September 30, 2006 is based on the internal records and management accounts of the Group and has not been reviewed or audited by the external auditors of the Company.

REVENUE AND SEGMENT INFORMATION

The Group reports its primary segment information by products, which are bulk drugs (including penicillin series, cephalosporin series and vitamin C series), finished drugs and others. Segment information about these products is presented below:

For the nine months ended September 30, 2006

	Bulk Drugs: Penicillin series *HK$'000*	Bulk Drugs: Cephalosporin series *HK$'000*	Bulk Drugs: Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
REVENUE							
External sales	737,494	485,356	431,004	941,347	12,815	-	2,608,016
Inter-segment sales	146,639	71,410	379	-	-	(218,428)	-
TOTAL REVENUE	884,133	556,766	431,383	941,347	12,815	(218,428)	2,608,016
SEGMENT RESULTS	45,972	31,353	(3,101)	30,912	(16,161)		88,975
Unallocated corporate expenses							(11,605)
Profit from operations							77,370

For the nine months ended September 30, 2005

	Bulk Drugs: Penicillin series *HK$'000*	Bulk Drugs: Cephalosporin series *HK$'000*	Bulk Drugs: Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
REVENUE							
External sales	312,889	605,473	545,291	819,584	5,039	-	2,288,276
Inter-segment sales	157,043	106,116	-	-	-	(263,159)	-
TOTAL REVENUE	469,932	711,589	545,291	819,584	5,039	(263,159)	2,288,276
SEGMENT RESULTS	(14,793)	79,445	79,421	62,435	(14,922)		191,586
Unallocated corporate expenses							(14,539)
Profit from operations							177,047

BUSINESS REVIEW

For the first nine months of the year, the average price of penicillin industrial salt and amoxcillin was US$9.54 per kg (third quarter: US$9.89) and US$21.08 per kg (third quarter: US$21.33) respectively. The gross profit margin of the series was 12.8%. For 7-ACA, the average price dropped to US$76.92 per kg (third quarter: US$67.27) and the gross profit margin of the series was 15.7%. The average price of vitamin C was US$2.79 per kg (third quarter: US$2.67) and the gross profit margin of the series was 14.1%. Revenue of the finished drug business grew by 15% whereas its gross profit margin decreased to 22.3%.

The performance of the penicillin series has improved significantly during the first nine months of the year as a result of the rebound of certain product prices and the reduction in production cost. However, market conditions for the cephalosporin series, vitamin C series and finished drugs are still tough.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, December 12, 2006

As at the date of this announcement, the Board of Directors of the Company comprises nine executive directors, namely Mr. Cai Dong Chen, Mr. Wei Fu Min, Mr. Yue Jin, Mr. Ji Jian Ming, Mr. Feng Zhen Ying, Mr. Chak Kin Man, Mr. Pan Wei Dong, Mr. Li Zhi Biao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhen Xing, Mr. Qi Mou Jia, Mr. Guo Shi Chang and Mr. Chan Siu Keung, Leonard.

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

RESIGNATION OF EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of China Pharmaceutical Group Limited (the "Company") announces that Mr. WEI Fumin ("Mr. WEI") resigned as an executive director of the Company with effect from April 2, 2007 due to his retirement. Mr. WEI has confirmed that he has no disagreement with the Board and there are no other matters that need to be brought to the attention of the shareholders of the Company in relation to his resignation as an executive director of the Company.

The Company would like to take this opportunity to thank Mr. WEI for his contribution to the Company during his tenure of office.

By Order of the Board
CAI Dongchen
Chairman

Hong Kong, April 2, 2007

As at the date of this announcement, the Board of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

Please also refer to the published version of this announcement in The Standard.

中國製藥集團有限公司
China Pharmaceutical Group Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1093)

2006 RESULTS ANNOUNCEMENT

The Board of Directors of China Pharmaceutical Group Limited (the "Company") submits the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2006.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2006

	Notes	2006 HK$'000	2005 HK$'000
Revenue	2	3,538,754	3,192,065
Cost of sales		(2,925,429)	(2,498,501)
Gross profit		613,325	693,564
Other income		34,814	21,157
Distribution costs		(232,511)	(182,723)
Administrative expenses		(308,094)	(293,231)
Other expenses		(6,808)	(20,537)
Share of loss of a jointly controlled entity		(3,350)	(1,099)
Finance costs		(95,776)	(68,139)
Profit before tax		1,600	148,992
Income tax	3	13,763	7,301
Profit for the year	4	15,363	156,293
Attributable to:			
Equity holders of the Company		15,664	156,518
Minority interests		(301)	(225)
		15,363	156,293
Dividend	5	–	–
Earnings per share – basic	6	HK1.02 cents	HK10.18 cents

CONSOLIDATED BALANCE SHEET
At December 31, 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-current assets			
Property, plant and equipment		3,233,026	3,176,949
Prepaid lease payments		145,923	154,612
Intangible assets		48,275	61,233
Goodwill		55,764	55,764
Interest in a jointly controlled entity		21,646	24,086
Pledged bank deposits		1,312	2,428
		3,505,946	3,475,072
Current assets			
Inventories		682,935	756,053
Trade and other receivables	7	574,488	512,987
Bills receivable	7	98,501	118,281
Prepaid lease payments		4,361	4,474
Loan receivable		–	670
Tax recoverable		1,165	8,096
Trade receivables due from related companies		2,660	14,393
Amount due from a jointly controlled entity		13,155	17,047
Pledged bank deposits		2,792	–
Bank balances and cash		387,405	472,706
		1,767,462	1,904,707
Current liabilities			
Trade and other payables	8	754,147	974,756
Bills payable	8	223,118	403,876
Trade payables due to related companies		11,360	–
Amounts due to related companies		10,454	4,146
Trade payable due to a jointly controlled entity		–	3,107
Tax liabilities		15,002	7,328
Unsecured bank loans		752,000	344,804
		1,766,081	1,738,017
Net current assets		1,381	166,690
Total assets less current liabilities		3,507,327	3,641,762
Non-current liabilities			
Loans from ultimate holding company		59,493	55,488
Loan from a fellow subsidiary		20,000	–
Unsecured bank loans		777,000	1,090,746
		856,493	1,146,234
		2,650,834	2,495,528
Capital and reserves			
Share capital		153,812	153,812
Reserves		2,487,829	2,331,020
Equity attributable to equity holders of the Company		2,641,641	2,484,832
Minority interests		9,193	10,696
		2,650,834	2,495,528

Notes:

1. **Accounting policies**

The consolidated financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (hereinafter collectively referred to as the HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants.

In the current year, the Group has applied, for the first time, a number of new standard, amendments and interpretations (the "new HKFRSs") which are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The adoption of the new HKFRSs had no material effect on how the results for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

2. **Revenue and segment information**

The Group reports its primary segment information by products which are bulk drugs, including penicillin series, cephalosporin series and vitamin C series, finished drugs and others. Segment information about these products is presented below:

For the year ended December 31, 2006

	Bulk Drugs						
	Penicillin series HK$'000	Cephalosporin series HK$'000	Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
REVENUE							
External sales	1,016,186	671,996	575,303	1,255,518	19,751	–	3,538,754
Inter-segment sales	202,634	78,740	606	–	–	(281,980)	–
TOTAL REVENUE	1,218,820	750,736	575,909	1,255,518	19,751	(281,980)	3,538,754
SEGMENT RESULTS	83,966	30,371	(10,626)	31,214	(19,934)		114,991
Unallocated corporate income							2,481
Unallocated corporate expenses							(16,746)
							100,726
Share of loss of a jointly controlled entity					(3,350)		(3,350)
Finance costs							(95,776)
Profit before tax							1,600
Income tax							13,763
Profit for the year							15,363

For the year ended December 31, 2005

	Bulk Drugs						
	Penicillin series HK$'000	Cephalosporin series HK$'000	Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
REVENUE							
External sales	525,091	855,131	692,507	1,109,971	9,365	–	3,192,065
Inter-segment sales	219,615	137,039	–	–	–	(356,654)	–
TOTAL REVENUE	744,706	992,170	692,507	1,109,971	9,365	(356,654)	3,192,065
SEGMENT RESULTS	(9,220)	117,849	87,840	63,131	(21,728)		237,872
Unallocated corporate income							4,325
Unallocated corporate expenses							(23,967)
							218,230
Share of loss of a jointly controlled entity					(1,099)		(1,099)
Finance costs							(68,139)
Profit before tax							148,992
Income tax							7,301
Profit for the year							156,293

Inter-segment sales are charged at prevailing market rates.

3. **Income tax**

	2006 HK$'000	2005 HK$'000
The tax credit comprises:		
PRC Enterprise Income Tax		
– current year	4,285	19,335
– overprovision in prior years	(1,337)	(3,813)
– tax credits/refunds	(16,711)	(22,823)
	(13,763)	(7,301)

No Hong Kong Profits Tax is payable by the Company nor its Hong Kong subsidiaries since they either had no assessable profits or incurred tax losses for both years.

Taxation arising in other jurisdictions is calculated at the rate prevailing in the relevant jurisdictions.

Pursuant to the relevant laws and regulations in the PRC, certain subsidiaries of the Company are entitled to exemption and relief from PRC income tax starting from their first profit-making years.

In addition, pursuant to approvals granted by the relevant tax authorities, certain subsidiaries of the Company were granted tax credits/refunds which were mainly derived from the following activities:

a) Two subsidiaries of the Company were entitled to tax refunds on the basis that such subsidiaries have, instead of making distributions to its foreign shareholders, re-invested certain distributable reserves as capital contributions to three PRC subsidiaries set up in previous years.

b) Tax credits resulted from the purchase of plant and equipment manufactured in the PRC by certain subsidiaries of the Company. The tax credits are calculated with reference to 40% of the cost of the qualifying plant and equipment approved by the relevant tax authorities. Such credits can be used to offset against current and future tax charges of the subsidiaries, subject to certain conditions as specified in each approval document from the relevant tax authorities.

The income tax for both years represents income tax provision which has taken into account of the above-mentioned tax incentives.

At the balance sheet date, the Group has unused tax losses of HK$141,262,000 (2005: HK$51,376,000) available for offset against future profits. No deferred tax asset has been recognised in respect of such losses due to the unpredictability of future profit streams. The unrecognised tax losses will expire in 2011.

There was no other significant unprovided deferred tax for the year or at the balance sheet date.

4. **Profit for the year**

	2006 HK$'000	2005 HK$'000
Profit for the year has been arrived at after charging (crediting):		
Amortisation of intangible assets	20,902	16,585
Amortisation of prepaid lease payments	4,361	4,474
Depreciation of property, plant and equipment	311,391	245,456
Interest income	(4,284)	(2,687)

5. **Dividend**

No dividend was proposed by the directors for the years ended December 31, 2006 and 2005.

6. **Earnings per share**

The calculation of the basic earnings per share attributable to the equity holders of the Company for the year ended December 31, 2006 is based on the profit for the year of HK$15,664,000 (2005: HK$156,518,000) and the 1,538,124,661 shares (2005: 1,538,124,661) in issue during the year.

No diluted earnings per share was presented for the years ended December 31, 2006 and 2005 as there were no potential ordinary shares in issue during both years.

7. **Trade and other receivables / Bills receivable**

	2006 HK$'000	2005 HK$'000
Trade receivables	497,288	379,192
Bills receivable	98,501	118,281
	595,789	497,473
Other receivables	77,200	133,795
	672,989	631,268

The Group allows a credit period from 30 days to 90 days to its customers. The following is an aged analysis of trade and bills receivables at the balance sheet date:

	2006 HK$'000	2005 HK$'000
0 to 90 days	559,880	472,208
91 to 180 days	35,731	24,436
181 to 365 days	178	829
	595,789	497,473

8. **Trade and other payables / Bills payable**

	2006 HK$'000	2005 HK$'000
Trade payables	406,100	498,933
Bills payable	223,118	403,876
	629,218	902,809
Other payables	348,047	475,823
	977,265	1,378,632

The following is an aged analysis of trade and bills payables at the balance sheet date:

	2006 HK$'000	2005 HK$'000
0 to 90 days	555,975	787,371
91 to 180 days	54,433	69,611
181 to 365 days	9,917	26,432
More than 365 days	8,893	19,395
	629,218	902,809

BUSINESS REVIEW AND OUTLOOK

Vitamin C Series

Total sales volume of the major products of this series for the year amounted to 24,975 tonnes, a decrease of 4% over the previous year. Product prices were under pressure during the year due to overcapacity. Average price of vitamin C for the year was US$ 2.80 per kg, down 13.6% from US$3.24 in the previous year. Gross profit margin of the entire series decreased from 25.6% in the previous year to 13.5% in the current year.

With the product prices staying a low level, all manufacturers are not producing in full capacity. Product prices have rebounded recently and it is expected that the performance of this division will be able to improve.

Penicillin Series

Total sales volume of the major products of this series for the year amounted to 8,567 tonnes, an increase of 81% over the previous year. Product prices remained at low level for the past few years with the persisting market consolidation. Average prices of major products, namely penicillin industrial salt, amoxicillin and 6-APA, for the year were US$10.01, US$22.20 and US$20.92 per kg respectively, slightly higher than those of the previous year. Production costs decreased as a result of the increased utilization of the production lines in Inner Mongolia. Gross profit margin of the entire series increased from 6.9% in the previous year to 15.7% in the current year.

After a long period of market consolidation, product prices began to return to an upward trend in the fourth quarter of 2006. It is expected that the market condition will continue to improve.

Cephalosporin Series

Total sales volume of the major products of this series for the year amounted to 1,104 tonnes, a decrease of 5% over the previous year. With a substantial increase in market supply, there was a sharp decline in the product prices during the year. Average price of 7-ACA for the year was US$75.25 per kg, a decrease of 18.9% as compared with US$ 92.82 per kg in the previous year. Gross profit margin of the entire series decreased from 24.4 % in the previous year to 13.5% in the current year.

After rounds of price reductions, there was a slight rebound of the product prices recently. It is expected that the performance of this division will be able to stabilise.

Finished Drugs

As a result of fierce market competition, the profitability of this division further declined. Even though sales revenue for the year increased 13% to HK$1,256 million, operating profits recorded a significant drop of 50.6% to HK$31.21 million.

Market competition is expected to remain fierce. With a view to establishing a new driver of growth, the Group will put more efforts to develop the vitamin C health supplement market in the PRC while continuing to strive for growth in the generic drugs.

Patent Drug

The patent drug, butylphthalide, which was launched to the market last year, recorded a gradual growth in sales during the year. As market build-up work was still in its early stage, this business still recorded a loss in the current year.

In order to speed up the development of the drug in overseas markets, the Group entered into a license agreement with an overseas pharmaceutical company during the year. Pursuant to the agreement, the overseas pharmaceutical company is responsible for applying overseas accreditation for the drug and developing markets in America and Europe. The Group will receive milestone payments and royalties according to the progress of the overseas accreditation application and future sales.

FINANCIAL REVIEW

Liquidity and Financial Position

In 2006, the Group's operating activities generated a net cash inflow of HK$230,818,000. Capital expenditure amounted to HK$241,010,000. At December 31, 2006, the Group's current ratio was 1.0, slightly lower than 1.1 at the end of the previous year. Debtor turnover period (ratio of the total of trade receivables and bills receivable balance to sales, inclusive of value added tax for sales in the PRC) was 55 days as compared with 51 days in the previous year. The inventory turnover period (ratio of inventories balance to cost of sales) decreased to 85 days from 110 days in the previous year.

At December 31, 2006, the Group had total borrowings of HK$1,608,493,000 (comprising bank loans of HK$1,529,000,000 and loans from ultimate holding company and a fellow subsidiary of HK$79,493,000). The maturity profile of the total borrowings spreads over a period of three years with HK$752,000,000 repayable within one year and the remaining HK$856,493,000 repayable between two to three years. Net gearing ratio was 46%, which was calculated on the basis of the Group's total borrowings net of bank balances and cash of HK$391,509,000 over shareholders' equity at the balance sheet date.

41% of the Group's borrowings are denominated in Hong Kong dollars and the remaining 59% in Renminbi. The Group's revenues are either in Renminbi or in US dollars. The Group is of the opinion that its exposure to foreign exchange rate fluctuations is limited.

Pledge of Assets

At the balance sheet date, bank deposits of HK$4,104,000 were pledged to banks to secure banking facilities granted to the Group.

Contingent Liabilities

As disclosed in the Company's press announcement dated February 22, 2005, the Company and one of its subsidiary are named as, among others, defendants in certain antitrust complaints filed in the United States of America. These antitrust complaints have alleged that certain manufacturers of vitamin C in the PRC have since at least December 2001 conspired to control prices and volume of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws in the United States. It is alleged in the antitrust complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and, therefore, suffered losses. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Subsequent to the above-mentioned press announcement, there were some other complaints with the same nature as the above-mentioned antitrust complaints filed in the United States. Up to the date of this report, three of the antitrust complaints have been served on the Company and the subsidiary.

The directors and management of the Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisors to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be estimated with certainty at this stage.

EMPLOYEES

At the balance sheet date, the Group had about 9,855 permanent employees and the majority of them were employed in the PRC. The Group offers competitive remuneration packages, discretionary share options and bonuses to staff based on the performance of the Group and the individual employee.

CORPORATE GOVERNANCE

The Company has complied with the code provisions in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the year ended December 31, 2006 with certain deviations as set out below.

Code provision A.2.1 stipulates that the roles of the chairman and managing director should be separate and should not be performed by the same individual. Mr. Cai Dongchen, the Company's Chairman, has also assumed the role as the managing director of the Company since December 1, 2005. The Company believes that vesting both roles in Mr. Cai will allow for more effective planning and execution of business strategies. As all major decisions are made in consultation with members of the Board, the Company believes that there is adequate balance of power and authority in place.

REVIEW OF ANNUAL RESULTS

The Audit Committee has reviewed the Group's annual results for the year ended December 31, 2006 in conjunction with the external auditors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
CAI DONGCHEN
Chairman

Hong Kong, April 11, 2007

As at the date of this announcement, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Wednesday, May 30, 2007 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements, the report of the directors and the report of auditors for the year ended December 31, 2006.

2. To re-elect directors and to authorize the directors to fix the remuneration of directors.

3. To re-appoint auditors and to authorise the directors to fix the remuneration of auditors.

4. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"THAT:-

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"THAT:-

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into shares of the Company; (iii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; or (iv) an issue of shares under any option scheme or similar arrangement for the grant or issue of shares or rights to acquire shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"THAT subject to the passing of the resolution nos.4 and 5 set out in the notice convening the meeting, the general mandate granted to the directors of the Company to allot, issue and deal with additional shares pursuant to resolution no.5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to resolution no.4 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said resolution."

By Order of the Board
CAI Dongchen
Chairman

Hong Kong, April 26, 2007

Notes:-

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be lodged with the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. With regard to item no. 2 in this notice, the board of directors of the Company proposes that the retiring directors, namely Mr. CAI Dongchen, Mr. JI Jianming, Mr. PAN Weidong, Mr. LI Zhibiao, Mr. ZHANG Zheng, Mr. LEE Ka Sze, Carmelo, Mr. QI Moujia and Mr. CHAN Siu Keung, Leonard be re-elected as directors of the Company. Details of such retiring directors are set out in the Appendix II to the circular to shareholders dated April 26, 2007.

As at the date of this announcement, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

ANNOUNCEMENT
IN PURSUANCE OF RULE 13.17

In accordance with the requirements under rule 13.17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Board of Directors of China Pharmaceutical Group Limited (the "Company") announces certain details of a facility agreement entered into between a bank (the "Bank") and Shijiazhuang Pharmaceutical Group Company Limited ("SPG"), the Company's ultimate holding company.

By a facility agreement dated April 25, 2007 (the "Facility Agreement") entered into between the Bank and SPG, a facility in the aggregate amount of RMB510,000,000 is made available by the Bank to SPG and certain subsidiaries of the Company (the "Subsidiaries"). The facility is a general working capital facility for one year from April 25, 2007. Out of the aggregate facility amount of RMB510,000,000, RMB360,000,000 is made available to the Subsidiaries. The Subsidiaries intend to use the facility to finance their general working capital requirements.

As a condition under the Facility Agreement, SPG has pledged 600,589,874 ordinary shares of the Company (representing approximately 39.05% of the issued share capital of the Company) in favour of the Bank as security.

By Order of the Board
CHINA PHARMACEUTICAL GROUP LIMITED
CAI DONGCHEN
Chairman

Hong Kong, April 25, 2007

As at the date of this announcement, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

ANNOUNCEMENT AND RESUMPTION OF TRADING

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**").

The board of directors of China Pharmaceutical Group Limited (the "**Company**") has been informed by its controlling shareholder, Shijiazhuang Pharmaceutical Group Company Limited ("**SPG**"), that the State-owned Assets Administration Commission of the People's Government of Shijiazhuang (石家莊市人民政府國有資產監督管理委員會) has announced its intention to dispose of all the state-owned interests of SPG (representing 100% interest in SPG, the "**SPG Interest**") by way of transfer through listing-for-sale (掛牌公開轉讓) at the Hebei Merger Centre (河北省產權交易中心) (the "**Exchange Centre**") pursuant to relevant PRC regulations. The disposal of the SPG Interest, if materialized, will result in a change in statutory control of SPG and may trigger an obligation on the part of the successful tenderer to make a general offer for the shares of the Company in accordance with The Code on Takeovers and Mergers (the "**Takeovers Code**").

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The board of directors of the Company has been informed by its controlling shareholder, SPG, which has approximately 50.93% shareholding interest in the Company, that on 8 May 2007 the State-owned Assets Administration Commission of the People's Government of Shijiazhuang (石家莊市人民政府國有資產監督管理委員會) has announced its intention to dispose of the SPG Interest by way of transfer through listing-for-sale (掛牌公開轉讓) at the Exchange Centre pursuant to relevant PRC regulations. Details of the transfer through listing-for-sale are set out in the announcement issued by the Exchange Centre dated 8 May 2007 posted at www.sjzgz.gov.cn and www.hbcqw.org.cn. The latest time for submission of tender is stated in the relevant announcement to be 5 p.m., 4 June 2007.

It is expected that the transfer through listing-for-sale, if materialized, will result in a change in statutory control of SPG and may trigger an obligation on the part of the successful tenderer to make a general offer for the shares of the Company in accordance with the Takeovers Code. At this stage, the directors of the Company are unaware of any significant change in the management and board of directors of the Company as a result of the proposed disposal of the SPG Interest.

The Company will make further announcements as and when appropriate to update shareholders of the Company on the status of the intended disposal of the SPG Interest.

Securities in the Company

As at the date hereof, the Company has a total of 1,538,124,661 ordinary shares of HK$0.10 each in issue. Save for the aforesaid, the Company has no other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code, the "**Relevant Securities**") as at the date hereof.

Dealings disclosure

The associates (as defined in the Takeovers Code) of the Company are reminded to disclose their dealings in the Relevant Securities under Rule 22 of the Takeovers Code.

Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in Relevant Securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant rules of the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any Relevant Security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive (as defined in the Takeovers Code) in its dealings enquiries. Therefore, those who deal in Relevant Securities should appreciate that stockbrokers and other intermediaries will supply the Executive (as defined in the Takeovers Code) with relevant information as to those dealings, including identities of clients, as part of that co-operation.

The disposal of the SPG Interest may or may not materialize. Shareholders of the Company and investors should exercise caution when dealing in shares of the Company.

Trading in the shares of the Company was suspended from 9:33 a.m. on Tuesday, 8 May 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of the Company on the Stock Exchange with effect from 9:30 a.m. on Wednesday, 9 May 2007.

By Order of the Board
CHINA PHARMACEUTICAL GROUP LIMITED
CAI DONGCHEN
Chairman

Hong Kong, 8 May 2007

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

As at the date of this announcement, the board of directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

JOINT ANNOUNCEMENT

联想控股 LEGEND HOLDINGS

Legend Holdings Limited

(Incorporated in the PRC with limited liability)

Massive Giant Group Limited

(Incorporated in the British Virgin Islands with limited liability)

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

RESUMPTION OF TRADING

Financial adviser to the Offeror

GOLDBOND CAPITAL (ASIA) LIMITED

ANNOUNCEMENT

This announcement is made pursuant to Rule 3.7 of the Takeovers Code and Rule 13.09 of the Listing Rules in relation to the possible General Offer which may be made by the Offeror.

Reference is made to an announcement by the Company dated 8 May 2007 relating to the listing for sale of the entire state-owned interest in SPG, the controlling shareholder of the Company, by the SASAC at the Exchange Centre.

As mentioned in the announcement dated 8 May 2007, the disposal of SPG by SASAC, if materializes, will result in a change in statutory control of SPG and may trigger an obligation on the part of the successful bidder to make a general offer for the Shares in accordance with the Takeovers Code.

The board of directors of the Company has been informed by SPG on 8 June 2007 after the trading hours of the Stock Exchange that Legend Holdings has been selected as a qualified bidder for onward negotiations with SASAC the detailed terms of the Transaction with a view to eventually entering into the Agreement. Upon such Agreement (if concluded) becoming unconditional under PRC law, Legend Holdings will acquire the entire equity interest and hence, a statutory control, of SPG and by doing so, also acquire approximately 50.93% of the issued share capital of the Company. As such, upon the Transaction becoming unconditional, Legend Holdings and parties acting in concert with it will become obliged to extend a mandatory unconditional general offer under Note 8 of the Notes to Rule 26.1 of the Takeovers Code for the Offer Shares. Pursuant to the abovementioned obligation under Rule 26 of the Takeovers Code, it is proposed that MGL, an associate of Legend Holdings, would make the General Offer upon Completion on behalf of Legend Holdings. The consideration for the General Offer would comprise entirely of cash.

Negotiations between SASAC and Legend Holdings are still ongoing and as at the date of this announcement, no final terms have been agreed upon between the parties. There is no certainty that the Transaction or Completion would take place and the General Offer would be made. As such, the General Offer may or may not proceed.

Shareholders and potential investors in the Company are advised to exercise caution when dealing in the Shares.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:34 a.m. on Monday,11 June 2007 pending the issue and publication of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9.30 a.m. on Wednesday, 13 June 2007.

This announcement is made pursuant to Rule 3.7 of the Takeovers Code and Rule 13.09 of the Listing Rules in relation to the possible General Offer which may be made by the Offeror.

Reference is made to an announcement by the Company dated 8 May 2007 relating to the listing for sale of the entire state-owned interest in SPG, the controlling shareholder of the Company, by the SASAC at the Exchange Centre.

As mentioned in the announcement dated 8 May 2007, the disposal of SPG by SASAC, if materializes, will result in a change in statutory control of SPG and may trigger an obligation on the part of the successful bidder to make a general offer for the Shares in accordance with the Takeovers Code.

The board of directors of the Company has been informed by SPG on 8 June 2007 after the trading hours of the Stock Exchange that Legend Holdings has been selected as a qualified bidder for onward negotiations with SASAC the detailed terms of the Transaction with a view to eventually entering into the Agreement. Upon such Agreement (if concluded) becoming unconditional under PRC law, Legend Holdings will acquire the entire equity interest and hence, the statutory control, of SPG from SASAC and by doing so, also acquire approximately 50.93% of issued share capital of the Company. As such, upon the Transaction becoming unconditional, Legend Holdings and parties acting in concert with it will become obliged to extend a mandatory unconditional general offer under Note 8 of the Notes to Rule 26.1 of the Takeovers Code for the Offer Shares. Pursuant to the abovementioned obligation under Rule 26 of the Takeovers Code, it is proposed that MGL, an associate of Legend Holdings, would make the General Offer for the Offer Shares upon Completion on behalf of Legend Holdings. The consideration for the General Offer would comprise entirely of cash.

The board of directors of the Company confirmed that the Company has not had any prior transaction or relationship with Legend Holdings.

Negotiations between SASAC and Legend Holdings are still ongoing and as at the date of this announcement, no final terms have been agreed upon between the parties. There is no long stop date for such negotiations and therefore it is not certain when SASAC and Legend Holdings will enter into an agreement with respect to the Transaction. Further announcement will be made if SASAC and Legend Holdings enter into the Agreement. In accordance with the Takeovers Code, an updated announcement would be made on a monthly basis setting out the progress of the talks of the Transaction if no further announcement is made in respect of the General Offer within one month of the date of this announcement. Such obligation to issue monthly announcement continues until an announcement of a firm intention to make the General Offer under Rule 3.5 of the Takeovers Code or of a decision not to proceed with the Transaction is issued.

There is no certainty that the Transaction or Completion would take place and the General Offer would be made. As such, the General Offer may or may not proceed.

SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company (a) as at the date of this announcement and (b) immediately upon completion of the Transaction will be as follows:

SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND AFTER COMPLETION

(a) Before completion of the Transaction


SASAC
100%
SPG
50.284%
100%
CCPCL
0.642%
directors of the Company
0.13%
public shareholders
48.944%
non-listed assets/business
the Company

(b) Immediately after completion of the Transaction


Legend Holdings
100%
SPG
50.284%
100%
CCPCL
0.642%
director of the Company
0.13%
Public shareholders
48.944%
non-listed assets/business
the Company

INFORMATION ON THE COMPANY

The Company is an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of pharmaceutical products.

SECURITIES IN THE COMPANY

As at the date hereof, the Company has a total of 1,538,124,661 Shares in issue. Save for the aforesaid, the Company has no other Relevant Securities as at the date hereof.

INFORMATION ON LEGEND HOLDINGS

Legend Holdings is an investment holding company established in 1984 in the PRC and with its subsidiaries primarily engaged in information technology, equity investment and real estate investment.

INFORMATION ON THE OFFEROR

MGL is a special purpose vehicle company incorporated in the BVI with limited liability, which is wholly-owned by H Fund. H Fund is an investment fund which is structured as a Cayman Islands exempted limited partnership controlled by its general partner, the H Fund GP, which is itself a Cayman Islands exempted limited partnership and is controlled by its general partner, HCF3GPL, a company with limited liability and incorporated in the Cayman Islands. Legend Holdings in turn owns an indirect stake in HCF3GPL. As at date of this announcement, MGL does not engage in any business undertakings.

The management of H Fund is carried out by HCML, in which Legend Holdings also owns an indirect stake. HCML is an investment company focusing on state owned enterprises buyouts in the PRC. Based on the limited partnership interests of H Fund, Legend Holdings is the single largest investor in H Fund, with a holding of approximately 34.4% of the value of the fund. In addition to Legend Holdings, H Fund has 25 other investors with interests ranging from 0.15% to 17.09% of the value of H Fund. Pursuant to H Fund's limited partnership agreement, its general partner, H Fund GP, is responsible for the making of all fund investment decisions, subject to the unanimous approval of H Fund's five-member investment committee comprising Mr. John Huan Zhao, Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. Henry Cornell and Ms. Stephanie Hui. The board of directors of the Company confirmed that the Company has not had any prior transaction or relationship with any of the abovementioned members of H Fund's investment committee and that these five committee members are independent third parties not connected with the Company.

The Offeror has appointed Goldbond Capital as its financial adviser in relation to the General Offer.

LEGEND HOLDINGS AND THE OFFEROR

Legend Holdings and the Offeror have entered into a concert party agreement on 31 May 2007 pursuant to which Legend Holdings and the Offeror have agreed that they would consult each other on all major matters concerning the affairs of the Company with the aim of reaching a consensus, including any investment or disposal decisions regarding the Shares, as long as Legend Holdings and the Offeror hold any equity interests in the Company.

Legend Holdings and the Offeror have undertaken to each other under the said concert party agreement that they will not do any act or exercise any of their voting power (which may be available to them from time to time) over any of the Shares in contravention of their respective obligations under the said concert party agreement or in violation of any consensus reached in accordance with the said concert party agreement.

GENERAL

Negotiations are still in progress and as at date of this announcement, no final terms have been agreed upon. The Company and the Offeror will make further announcements as and when appropriate or required under the Takeovers Code to update Shareholders and the public on the status of the Transaction. In particular, the Company and the Offeror will issue a joint announcement under Rule 3.5 of the Takeovers Code which will include the detailed terms of the Agreement and the General Offer as soon as the Agreement is entered into between Legend Holdings and SASAC.

Subject to Completion, the Offeror will consider, inter alia, its intention in respect of the existing businesses of the Company, the listing status of the Company and changes to the board of directors of the Company.

As the parties are still in discussions, the Transaction may or may not proceed and the General Offer may or may not be made. Shareholders and potential investors in the Company are advised to exercise caution when dealing in the Shares.

DEALINGS DISCLOSURE

The associates of each of the Company and the Offeror are reminded to disclose their dealings in the Relevant Securities under Rule 22 of the Takeovers Code.

RESUMPTION OF TRADING

Trading in the Shares was suspended from 9.34 a.m. on Monday, 11 June 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Wednesday, 13 June 2007.

DEFINITIONS

"Agreement"	the conditional sale and purchase agreement to be entered into between Legend Holdings and SASAC relating to the proposed sale and purchase of the entire interest of SPG
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"BVI"	the British Virgin Islands
"CCPCL"	China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG incorporated in Hong Kong
"Company"	China Pharmaceutical Group Limited, a company incorporated in Hong Kong with limited liability whose issued Shares are listed on the main board of the Stock Exchange
"Completion"	the completion of the Transaction
"Exchange Centre"	河北省產權交易中心(for identification purposes, in English, Hebei Merger Centre)
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"General Offer"	the possible mandatory unconditional cash offer to be made by Goldbond Capital on behalf of the Offeror for all the Offer Shares in accordance with the Takeovers Code
"Goldbond Capital"	Goldbond Capital (Asia) Limited, a licensed corporation to carry on types 1 and 6 regulated activities (dealing in securities and advising on corporate finance) under the SFO and the financial adviser to the Offeror in respect of the General Offer
"Group"	the Company and its subsidiaries
"H Fund"	Hony Capital Fund III, L.P is a Cayman Islands exempted limited partnership, and is controlled by its general partner, H Fund GP
"H Fund GP"	Hony Capital Fund III GP, L.P is a Cayman Islands exempted limited partnership and is controlled by its general partner, HCF3GPL
"HCF3GPL"	Hony Capital Fund III GP Limited is a company with limited liability incorporated in the Cayman Islands
"HCML"	Hony Capital Management Limited is a company with limited liability incorporated in the BVI

"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Legend Holdings"	聯想控股有限公司(for identification purposes, in English, Legend Holdings Limited), an investment holding company established in the PRC and with its subsidiaries primarily engaged in information technology, equity investment and real estate investment. Legend Holdings is also the controlling shareholder of Lenovo Group Limited (stock code: 992) and Digital China Holdings Limited (stock code: 861), companies listed on the Stock Exchange, with an approximately 49.2% and 47.6% equity interest in the issued share capital of Lenovo Group Limited and Digital China Holdings Limited respectively.
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offeror" or "MGL"	Massive Giant Group Limited is a special purpose vehicle company established under BVI law which is wholly-owned by H Fund
"Offer Shares"	all issued Shares which are not already owned or have not been agreed to be acquired by Legend Holdings, MGL and parties acting in concert with them
"party(ies) acting in concert"	has the meaning ascribed thereto in the Takeovers Code
"PRC"	The People's Republic of China
"Relevant Securities"	relevant securities as defined in Note 4 to Rule 22 of the Takeovers Code
"SASAC"	石家庄市人民政府國有資產監督管理委員會(for identification purposes, in English, State-owned Assets Supervision and Administration Committee of Shijiazhuang Municipal Government)
"SFC"	Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.10 each of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"SPG"	石藥集團有限公司(for identification purposes, in English, Shijiazhuang Pharmaceutical Group Company Limited), a state-owned enterprise established in the PRC, is an investment holding company and with its subsidiaries primarily engaged in the manufacturing and trading of pharmaceutical and chemical products
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers

"Transaction"	the proposed sale and purchase of the entire interest in SPG by Legend Holdings
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong

On behalf of the Board	On behalf of the Board	On behalf of the Board
Legend Holdings Limited	**Massive Giant Group Limited**	**China Pharmaceutical Group Limited**
Mr. Zeng Maochao	**Mr. John Huan Zhao**	**Mr. Cai Dongchen**
Chairman	*Director*	*Chairman*

Hong Kong, 12 June 2007

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:

"Responsibilities of stockbrokers, banks and other intermediaries Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those client are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligations of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever the total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquires. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation."

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information (other than that relating to Legend Holdings, the Offeror, SASAC and the General Offer) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions (other than those expressed by Legend Holdings, the offeror, SASAC and the General Offer) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to Legend Holdings, the Offeror, SASAC and the General Offer) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Legend Holdings jointly and severally accept full responsibility for the accuracy of the information (other than that relating to SPG and the Company) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions (other than those expressed by SPG and the Company) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to SPG and the Company) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of the Offeror accepts full responsibility for the accuracy of the information (other than those relating to SPG and the Company) contained in this announcement and confirms, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement (other than those expressed by SPG and the Company) have been arrived at after due and careful consideration and that there are no other facts (other than those relating to SPG and the Company) not contained in this announcement, the omission of which would make any statement in the announcement misleading.

As at the date of this announcement, the board of directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

As at the date of this announcement, the board of directors of Legend Holdings comprises five executive directors, namely Mr. Zeng Maochao, Mr. Liu Chuanzhi, Mr. Li Qin, Mr. Zhu Linan and Mr. Chen Guodong; one non-executive director, namely Mr. Yang Bailing.

As at the date of this announcement, the board of directors of the Offeror comprises three executive directors, namely Mr. John Huan Zhao, Mr. Qiu Zhongwei and Mr. Wang Shunlong.

Please also refer to the published version of this announcement in The Standard.

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

UNAUDITED RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2007

The Board of Directors of China Pharmaceutical Group Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the three months ended March 31, 2007 in line with its current practice to publish the Group's quarterly financial results.

CONSOLIDATED INCOME STATEMENT

For the three months ended March 31, 2007

	For the three months ended March 31,	
	2007	2006
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Revenue	**1,028,621**	912,936
Cost of sales	**(799,542)**	(742,605)
Gross profit	**229,079**	170,331
Other income	**3,346**	12,348
Selling and distribution expenses	**(86,618)**	(56,527)
Administrative expenses	**(89,444)**	(82,377)
Other expenses	**(5,066)**	(4,569)
Profit from operations	**51,297**	39,206
Finance costs	**(26,048)**	(23,458)
Share of results of a jointly controlled entity	**(2,599)**	791
Profit before tax	**22,650**	16,539
Income tax	**(2,121)**	(1,770)
Profit for the period	**20,529**	14,769
Attributable to:		
Equity holders of the Company	**20,523**	14,725
Minority interests	**6**	44
	20,529	14,769
Dividend	**—**	—
Earnings per share — basic	**HK1.33 cents**	HK0.96 cents

Notes:

1. The accounting policies adopted in preparation of the financial data for the three months ended March 31, 2007 are consistent with those disclosed in the 2006 annual report of the Company.

2. The calculation of the basic earnings per share for the three months ended March 31, 2007 is based on the profit attributable to equity holders of the Company of HK$20,523,000 (three months ended March 31, 2006: HK$14,725,000) and 1,538,124,661 shares (three months ended March 31, 2006: 1,538,124,661 shares) in issue during the period.

   No diluted earnings per share is presented for the three months ended March 31, 2007 and 2006 as there were no potential ordinary shares in issue during both periods.

3. The directors resolved not to declare an interim dividend for the three months ended March 31, 2007 (three months ended March 31, 2006: Nil).

4. The financial data for the three months ended March 31, 2007 is based on the internal records and management accounts of the Group and has not been reviewed or audited by the external auditors of the Company.

REVENUE AND SEGMENT INFORMATION

The Group reports its primary segment information by products, which are bulk drugs (including penicillin series, cephalosporin series and vitamin C series), finished drugs and others. Segment information about these products is presented below:

For the three months ended March 31, 2007

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE							
External sales	357,290	157,759	182,176	323,747	7,649	—	1,028,621
Inter-segment sales	67,912	7,181	600	—	—	(75,693)	—
TOTAL REVENUE	425,202	164,940	182,776	323,747	7,649	(75,693)	1,028,621
SEGMENT RESULTS	55,532	11,726	494	(5,262)	(7,041)		55,449
Unallocated corporate expenses							(4,152)
Profit from operations							51,297

For the three months ended March 31, 2006

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE							
External sales	206,282	217,759	151,811	334,516	2,568	—	912,936
Inter-segment sales	43,514	28,080	138	—	—	(71,732)	—
TOTAL REVENUE	249,796	245,839	151,949	334,516	2,568	(71,732)	912,936
SEGMENT RESULTS	9,491	26,290	(3,278)	16,068	(5,380)		43,191
Unallocated corporate expenses							(3,985)
Profit from operations							39,206

Inter-segment sales are charged at prevailing market rates.

BUSINESS REVIEW AND OUTLOOK

For the first three months of 2007, the average prices of penicillin industrial salt, amoxcillin and 6-APA were US$12.96 per kg, US$27.60 per kg and US$27.84 per kg respectively, while the gross profit margin of the series was 24.5%. The average price of 7-ACA was US$82.80 per kg and the gross profit margin of the series was 17.8%. The average price of vitamin C was US$3.02 per kg and the gross profit margin of the series was 15.9%. Revenue of the finished drug division dropped 3% to HK$323.7 million, with a gross profit margin of 25.3%.

The performance of both the penicillin and vitamin divisions is expected to benefit from the strong recovery of their product prices in recent months. For the cephalosporin division, the product prices are expected to remain stable. However, the market conditions of the finished drug division continue to be tough. In general it is expected that the results of the Group in the second quarter of the year will be able to grow significantly.

By order of the Board
CAI DONGCHEN
Chairman

Hong Kong, June 14, 2007

As at the date of this announcement, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

JOINT ANNOUNCEMENT

联想控股
LEGEND HOLDINGS
Legend Holdings Limited
(Incorporated in the PRC with limited liability)

Massive Giant Group Limited
(Incorporated in the British Virgin Islands with limited liability)

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

UNCONDITIONAL MANDATORY CASH OFFER BY GOLDBOND CAPITAL (ASIA) LIMITED ON BEHALF OF MASSIVE GIANT GROUP LIMITED TO ACQUIRE ALL THE ISSUED SHARES OF HK$0.10 EACH IN THE SHARE CAPITAL OF CHINA PHARMACEUTICAL GROUP LIMITED (OTHER THAN THOSE SHARES ALREADY OWNED OR AGREED TO BE ACQUIRED BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT) AND RESUMPTION OF TRADING

Financial adviser to the Offeror

Goldbond Capital (Asia) Limited

This announcement is made pursuant to Rule 3.5 of the Takeovers Code and Rule 13.09 of the Listing Rules in relation to an unconditional mandatory cash offer to be made by the Offeror.

Reference is made to the announcement by the Company dated 8 May 2007 and the joint announcement dated 12 June 2007 in relation to respectively, the listing for the sale of the entire state-owned interest in SPG, the controlling shareholder of the Company, by the SASAC at the Exchange Centre and the selection of Legend Holdings as a qualified bidder for onward negotiations with SASAC the detailed terms of the Transaction. Capitalised terms used in this announcement shall have the same meanings as those defined in the Joint Announcement unless otherwise defined herein.

THE AGREEMENT

On 16 June 2007, Legend Holdings entered into the Agreement with SASAC, pursuant to which Legend Holdings conditionally agreed to acquire, and SASAC conditionally agreed to dispose of, the entire interest of SPG at an aggregate consideration of RMB870 million (equivalent to approximately HK$896 million) representing a premium of approximately RMB31 million (equivalent to approximately HK$32 million) over the appraised net asset value of SPG of approximately RMB839 million (equivalent to approximately HK$864 million) as at 30 September 2006 as set out in the Valuation Report. As at the date of this announcement, SPG, among its holding of other investments, directly and indirectly holds as to approximately 50.93% of the entire issued share capital of the Company and the appraised value of such shareholding of the Company as per the Valuation Report was approximately RMB1.25 billion (equivalent to approximately HK$1.29 billion) as at 30 September 2006. As at the date of this announcement, the condition of the Agreement, which is to obtain approval from Shijiazhuang Municipal People's Government, was satisfied as the requisite approval has been obtained and the Transaction was completed on 26 June 2007 upon the requisite confirmation, filing and/or registration of the Agreement with the relevant PRC authorities.

THE GENERAL OFFER

As at the date of this announcement, save for the 783,316,161 Shares held through SPG which were acquired by Legend Holdings under the Agreement, Legend Holdings and parties acting in concert with it, did not own, or have control or direction over any Shares. Upon Completion, there was an effective change in control of the Company resulting in Legend Holdings becoming indirectly interested in 783,316,161 Shares, representing approximately 50.93% of the entire issued share capital of the Company. Therefore, under Rule 26.1 of the Takeovers Code, upon Completion, Legend Holdings is obliged to make an unconditional general offer for all the issued Shares other than those already beneficially owned or agreed to be acquired by Legend Holdings and parties acting in concert with it.

Pursuant to the abovementioned obligation under Rule 26 of the Takeovers Code, it is proposed that MGL, an associate of Legend Holdings, would make the unconditional general offer on behalf of Legend Holdings.

The General Offer will be made at HK$1.6715 per Share after taking into account (i) the Consideration; (ii) the Appraised Assets Value and the Premium Apportionment; and (iii) the 783,316,161 Shares owned by SPG as at the date of this announcement. The consideration for the General Offer would comprise entirely of cash.

The board of directors of the Company confirmed that the Company has not had any prior transaction or relationship with Legend Holdings or parties acting in concert with it.

General

Pursuant to Rule 8.2 of the Takeovers Code, the offer document containing, amongst other things, the terms of the General Offer, together with forms of acceptance and transfer, should normally be posted to the Shareholders by or on behalf of the Offeror within 21 days of the date of the announcement of the terms of the General Offer. The Offeror and the Company intend to combine the offer document and the Company's response document in a composite offer and response document. Such composite offer and response document (accompanied by the acceptance and transfer forms) in connection with the General Offer setting out, inter alia, details of the General Offer and incorporating the respective letters of advice from the Independent Board Committee and the Independent Financial Adviser on the General Offer will be issued and despatched by the Offeror and the Company jointly to the Shareholders in accordance with the Takeovers Code.

Pursuant to Rule 2.1 of the Takeovers Code, an Independent Board Committee has been established by the Company to make a recommendation to the Independent Shareholders in connection with the General Offer. The Independent Board Committee has approved the appointment of the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the General Offer.

Further announcement(s) regarding the dispatch of the composite offer and response document will be made in due course. Independent Shareholders are encouraged to read the composite offer and response document carefully, including the advice of the Independent Financial Adviser to the Independent Board Committee and the recommendation from the Independent Board Committee to the Shareholders in respect of the General Offer, before deciding whether or not to accept the General Offer.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on Monday, 18 June 2007 pending the issue and publication of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9.30 a.m. on Friday, 29 June 2007.

THE AGREEMENT

Introduction

On 16 June 2007, Legend Holdings entered into the Agreement with SASAC, pursuant to which Legend Holdings conditionally agreed to acquire, and SASAC conditionally agreed to dispose of, the entire interest of SPG at an aggregate consideration of RMB870 million (equivalent to approximately HK$896 million) representing a premium of approximately RMB31 million (equivalent to approximately HK$32 million) over the appraised net asset value of SPG of approximately RMB839 million (equivalent to approximately HK$864 million) as at 30 September 2006 as set out in the Valuation Report. As at the date of this announcement, SPG, among its holding of other investments, directly and indirectly holds as to approximately 50.93% of the entire issued share capital of the Company and the appraised value of such shareholding as per the Valuation Report was approximately RMB1.25 billion (equivalent to approximately HK$1.29 billion). As at the date of this announcement, the condition of the Agreement, which is to obtain approval from Shijiazhuang Municipal People's Government, was satisfied as the requisite approval has been obtained and the Transaction was completed on 26 June 2007 upon the requisite confirmation, filing and/or registration of the Agreement with the relevant PRC authorities.

Date

16 June 2007

Parties

Vendor: SASAC

Purchaser: Legend Holdings

Assets to be acquired

The entire equity interest of SPG.

Purchase price and payment terms

An aggregate consideration of RMB870 million (equivalent to approximately HK$896 million) was paid in cash by Legend Holdings.

The Consideration was arrived at based on (i) the appraised net assets value of SPG as set out in the Valuation Report and (ii) after arm's length negotiations between Legend Holdings and SASAC.

Pursuant to the Agreement, a PRC auditor will, within seven days upon Completion, carry out the Audit. In the event that, based on the results of the Audit, the net asset value of SPG as at Completion Date exceeds RMB870 million (equivalent to approximately HK$896 million), such Excess Amount will be payable to SASAC by SPG within 30 days from completion of the Audit. No further payment is required if the net asset value of SPG as at Completion Date is less than the RMB870 million (equivalent to approximately HK$896 million).

Condition precedent of the Agreement and Completion

The Agreement was conditional upon approval from Shijiazhuang Municipal People's Government, which was received on 20 June 2007, and Completion was to take place upon the requisite confirmation, filing and/or registration of the Agreement with the relevant PRC authorities including relevant local administration for industry and commerce. As advised by Legend Holdings, such requisite confirmation, filing and/or registration were completed and consequently, the Transaction was completed on 26 June 2007.

Representations and warranties

Pursuant to the Agreement, a business plan of SPG is to be developed, which includes an intention of investing, within five years from the Completion Date, no less than RMB5 billion in the pharmaceutical industry of Shijiazhuang, PRC. This investment of RMB5 billion is not directly related to the Company.

Furthermore, Legend Holdings is prepared to give an undertaking to the Company to the effect that Legend Holdings shall refrain from entering into transactions of any kind with SASAC, its nominees or concert parties in relation to the proposed investment of RMB5 billion as referred to in the Agreement.

THE GENERAL OFFER

Principal terms of the General Offer

Goldbond Capital, on behalf of the Offeror, will make the General Offer to acquire the Offer Shares on the following basis:

For each Share ....HK$1.6715 in cash

As at the date of this announcement, the Company has 1,538,124,661 Shares in issue and there are no outstanding warrants, options, derivatives or securities convertible into Shares as at the date of this announcement. As at the date of this announcement, save for the 783,316,161 Shares held through SPG which were acquired by Legend Holdings under the Agreement, Legend Holdings and parties acting in concert with it, did not own, or have control or direction over any Shares, or did not enter into any derivatives in respect of the Shares or other securities of the Company. Save for the Agreement and the Concert Party Agreement, there is no arrangement (whether by way of option, indemnity or otherwise) in relation to the shares of the Offeror or the Shares which might be material to the General Offer. There is no agreement or arrangement to which the Offeror is a party which relates to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the General Offer.

Comparisons of value

The Offer Price of HK$1.6715 per Share is determined after taking into account (i) the Consideration; (ii) the Appraised Assets Value and the Premium Apportionment; and (iii) the 783,316,161 Shares owned by SPG as at the date of this announcement. The Offer Price therefore reflects the appraised assets value of SPG's approximately 50.93% shareholding interest in the Company of approximately RMB1.25 billion (equivalent to approximately HK$1.29 billion) as per the Valuation Report and the proportionate apportionment of the difference between the Consideration and the appraised net assets value of SPG of approximately RMB839 million (equivalent to approximately HK$864 million) as set out in the Valuation Report. The Offer Price of HK$1.6715 per Share represents:

(a) a discount of approximately 37.16% to the closing price of HK$2.66 per Share as quoted on the Stock Exchange on 15 June 2007, being the last trading day prior to the suspension of trading of the Shares on 18 June 2007;

(b) a discount of approximately 39.66% to the average closing price of HK$ 2.77 per Share over the 5 trading days (excluding the period between 11 June 2007 and 12 June 2007 during which trading of the Shares had been suspended) up to and including 15 June 2007;

(c) a discount of approximately 39.00% to the average closing price of HK$ 2.74 per Share over the 10 trading days (excluding the period between 11 June 2007 and 12 June 2007 during which trading of the Shares had been suspended) up to and including 15 June 2007;

(d) a discount of approximately 32.05% to the average closing price of approximately HK$ 2.46 per Share over the 30 trading days (excluding 8 May 2007 and the period between 11 June 2007 and 12 June 2007 during which trading of the Shares had been suspended) up to and including 15 June 2007; and

(e) a premium of approximately 1.32% over the audited consolidated net tangible asset value per Share of approximately HK$1.6498 as at 31st December 2006 (based on the audited consolidated net tangible assets of the Company of approximately HK$2,537,602,000 as stated in the last published annual report of the Company for the year ended 31 December 2006 and 1,538,124,661 Shares in issue as at 31 December 2006).

Highest and lowest share prices

During the six-month period preceding the date of this announcement, the highest and lowest closing prices of the Shares as quoted on the Stock Exchange were HK$3.11 and HK$1.03 respectively.

Total consideration

As at the date of this announcement, there are 1,538,124,661 Shares in issue. At the Offer Price of HK$1.6715 per Share, the entire issued share capital of the Company would be valued at approximately HK$2,571 million. Based on 754,808,500 Shares subject to the General Offer, the General Offer would be valued at approximately HK$1,262 million.

The Offeror will finance the General Offer by way of the Loan Facility. Security provided by the Offeror includes:

(i) Charge over US$ time deposit in the amount equivalent to HK$550 million in the name of the Offeror and such charged deposit should be applied to repay the Loan Facility;

(ii) Legal charge over all Shares purchased through the General Offer from the proceeds of the Loan Facility only if the drawdown amount in aggregate is equivalent to or over HK$550 million;

(iii) Equitable charge over all shares of the Offeror.

Based on the Loan Facility, Goldbond Capital, the financial adviser to the Offeror, is satisfied that sufficient financial resources are available to the Offeror to satisfy full acceptance of the General Offer.

Effects of accepting the General Offer

By accepting the General Offer, the relevant Shareholders will sell their Shares to the Offeror free from all liens, claims and encumbrances and with all rights attached to them as at the date of this announcement, including the right to receive all dividends and distributions declared, paid or made, if any, on or after the date of this joint announcement.

The Offer Shares will be acquired free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including (without limitation) the right to receive dividends and distributions declared, made or paid, if any, on or after the date of this joint announcement.

Stamp duty

Seller's ad valorem stamp duty at the rate of HK$1.00 for every HK$1,000 (or part thereof) of the consideration arising on acceptance of the General Offer (or of the market value of the Shares as determined by the tax authority of Hong Kong) will be deducted from the consideration due to the accepting Shareholders. The Offeror will arrange for payment of the stamp duty by the accepting Shareholders in connection with the acceptance of the General Offer and the transfer of their respective Shares.

Payment

Payment in cash in respect of acceptances of the General Offer will be made within ten days of the date on which the relevant documents of title are received by the Registrar to render each such acceptance complete and valid.

As at the date of this announcement, save for the 783,316,161 Shares held through SPG which were acquired by Legend Holdings under the Agreement, neither the Offeror nor any parties acting in concert with it owned any Shares or any other securities, including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital of the Company. Neither the Offeror nor any parties acting in concert with it has dealt in any Shares or any other securities, including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital of the Company during the period commencing from the six months prior to the announcement dated 8 May 2007 issued by the Company in relation to the listing for the sale of the entire state-owned interest in SPG up to the date of this announcement.

IV. SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company (a) immediately before Completion; (b) as at the date of this announcement, i.e. immediately upon Completion and (c) immediately upon the completion of the General Offer will be as follows:

SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND AFTER COMPLETION OF THE TRANSACTION AND THE GENERAL OFFER

(a) Immediately before Completion



SASAC
100%
SPG
50.284%
100%
CCPCL
0.642%
directors of the Company (Note 1)
0.130%
public shareholders
48.944%
non-listed assets/business
the Company

(b) Immediately upon Completion


Legend Holdings
100%
SPG
50.284%
100%
CCPCL
0.642%
directors of
the Company
(Note 1)
0.13%
public
shareholders
48.944%
non-listed
assets/business
the Company

Note 1: 2,000,000 Shares and 4,000 Shares, representing 0.13% and 0.00026% of the issued Shares of the Company, held by Mr. Cai Dongchen, chairman of the Company and Mr. Chak Kin Man, an executive Director of the Company respectively

(c) Upon completion of the General Offer (assuming full acceptance of Offer Shares but provides that 25% of the issued Shares of the Company are held by the public)


Legend Holdings
100%
SPG
50.284%
100%
CCPCL
0.642%
MGL
24.074%
public
shareholders
25%
non-listed
assets/business
the Company

V. INFORMATION ON THE COMPANY

The Company acts as an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of pharmaceutical products in the PRC. Current principal products of the Group include i) vitamin C, penicillin and cephalosporin products in bulk form; and ii) antibiotic finished drugs.

VI. SECURITIES IN THE COMPANY

As at the date hereof, the Company has a total of 1,538,124,661 Shares in issue. Save for the aforesaid, the Company has no other Relevant Securities in the Company as at the date hereof.

VII. INFORMATION ON LEGEND HOLDINGS

Legend Holdings is an investment holding company established in 1984 in the PRC and with its subsidiaries primarily engaged in information technology, equity investment and real estate investment.

VIII. INFORMATION ON THE OFFEROR

MGL is a special purpose vehicle company incorporated in the BVI with limited liability, which is wholly-owned by H Fund. H Fund is an investment fund which is structured as a Cayman Islands exempted limited partnership controlled by its general partner, the H Fund GP, which is itself a Cayman Islands exempted limited partnership and is controlled by its general partner, HCF3GPL, a company with limited liability and incorporated in the Cayman Islands. Legend Holdings in turn owns an indirect stake in HCF3GPL. As at date of this announcement, MGL does not engage in any business undertakings. As advised by the legal adviser to the Offeror in respect of the Cayman Islands laws, control in this context is pursuant to the Cayman Islands Exempted Limited Partnership ("ELP") law which provides that the general partner(s) of a Cayman Islands ELP has the exclusive right to manage the affairs of that ELP to the exclusion of the limited partners.

The management of H Fund is carried out by HCML, in which Legend Holdings also owns an indirect stake. HCML is an investment advisory management company. Based on the limited partnership interests of H Fund, Legend Holdings is the single largest investor in H Fund, with a holding of approximately 34.4% of the value of the fund. In addition to Legend Holdings, H Fund has 25 other investors with interests ranging from 0.15% to 17.09% of the value of H Fund. Pursuant to H Fund's limited partnership agreement, its general partner, H Fund GP, is responsible for the making of all fund investment decisions, subject to the unanimous approval of H Fund's five-member investment committee comprising Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. Henry Cornell, Ms. Stephanie Hui and Mr. John Huan Zhao. The board of directors of the Company confirmed that the Company has not had any prior transaction or relationship with any of the abovementioned members of H Fund's investment committee.

IX. LEGEND HOLDINGS AND THE OFFEROR

Legend Holdings and the Offeror have entered into the Concert Party Agreement pursuant to which Legend Holdings and the Offeror have agreed that they would consult each other on all major matters concerning the affairs of the Company with the aim of reaching a consensus, including any investment or disposal decisions regarding the Shares, as long as Legend Holdings and the Offeror hold any equity interests in the Company.

Legend Holdings and the Offeror have undertaken to each other under the Concert Party Agreement that they will not do any act or exercise any of their voting power (which may be available to them from time to time) over any of the Shares in contravention of their respective obligations under the said concert party agreement or in violation of any consensus reached in accordance with the Concert Party Agreement.

Arrangements have also been put into place amongst the ultimate stakeholders of the Offeror/H Fund (and related entities) to effectively vest in Legend Holdings ultimate control in relation to all decisions exercisable by the Offeror/H Fund (and related entities) to the extent that they relate to:

(a) the making of the General Offer for the Shares of the Company by the Offeror;

(b) the Offeror's resultant equity stake in the Company and any disposal or investment decisions in relation thereof;

(c) the management of the Offeror's equity stake in the Company including the exercise of voting rights attached to such equity stake; and

(d) all other matters relating to the general management and affairs of the Company.

X. INTENTION OF THE OFFEROR REGARDING THE COMPANY

The Offeror intends that the Company will continue its existing businesses in the manufacturing and sale of pharmaceutical products and will maintain its listing status on the Stock Exchange following the close of the General Offer. The Offeror has no intention to dispose of or re-deploy the assets of the Group other than in the ordinary course of its business, or to inject its assets into the Group as a result of the General Offer. Following Completion and the close of the General Offer, the Offeror will conduct a detailed review on the business operations and financial position of the Group for the purpose of formulating business plans and strategies for the future business development of the Group. The Offeror intends that there will not be any material changes in the management or employees of the Group as a result of the General Offer to ensure a smooth transition.

XI. PROPOSED CHANGE OF BOARD COMPOSITION OF THE COMPANY

It is the intention of the Offeror that there will be a change in the composition of the board of directors (including the independent non-executive directors) of the Company. The Offeror is in the process of identifying suitable personnel for the positions of executive directors and independent non-executive directors of the Company at appropriate times. Further announcement(s) will be made once the appointment of the new directors of the Company (including but not limited to the three independent non-executive directors) of the Company, setting out details of the appointment of such directors in accordance with Rule 13.51(2) of the Listing Rules, is confirmed.

All appointments and resignations of directors would be made in full compliance with the requirements of the Takeovers Code and further announcement(s) will be made by the Company in accordance with the requirements of the Listing Rules.

XII. MAINTAINING THE LISTING STATUS OF THE COMPANY

The Offeror has no intention to privatize the Company and intends to maintain the listing of the Shares on the Stock Exchange after the close of the General Offer.

The directors of the Company are aware of the requirement of Rule 8.08(1)(a) of the Listing Rules which provides that at least 25% of an issuer's total issued share capital must at all times be held by the public. The directors of the Offeror and the directors of the Company will undertake to the Stock Exchange, if upon closing of the General Offer, less than the minimum prescribed percentage applicable to the Company, being 25% of the issued Shares, are held by the public, to take appropriate steps within a reasonable period following the close of the General Offer, to ensure that, as soon as practicable following the close of the General Offer, not less than 25% of the issued Shares will be held by the public.

The Stock Exchange has stated that if, upon closing of the General Offer, less than the minimum prescribed percentage applicable to the Company, being 25% of the issued Shares, are held by the public or if the Stock Exchange believes that:

(a) a false market exists or may exist in the Shares; or

(b) there are insufficient Shares in public hands to maintain an orderly market;

it will consider exercising its discretion to suspend trading in the Shares.

XIII. GENERAL

Pursuant to Rule 8.2 of the Takeovers Code, the offer document containing, amongst other things, the terms of the General Offer, together with forms of acceptance and transfer, should normally be posted to the Shareholders by or on behalf of the Offeror within 21 days of the date of the announcement of the terms of General Offer. The Offeror and the Company intend to combine the offer document and the Company's response document in a composite offer and response document. Such composite offer and response document (accompanied by the acceptance and transfer form) in connection with the General Offer setting out, inter alia, details of the General Offer and incorporating the respective letters of advice from the Independent Board Committee and the Independent Financial Adviser on the General Offer will be issued and despatched by the Offeror and the Company jointly to the Shareholders in accordance with the Takeovers Code.

Pursuant to Rule 2.1 of the Takeovers Code, an Independent Board Committee has been established by the Company to make a recommendation to the Independent Shareholders in connection with the General Offer. The Independent Board Committee has approved the appointment of the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the General Offer.

Persons who are not residents in Hong Kong should inform themselves about and observe any applicable requirements in their own jurisdictions.

Further announcement(s) regarding the dispatch of the composite offer and response document will be made in due course. Independent Shareholders are encouraged to read the composite offer and response document carefully, including the advice of the Independent Financial Adviser to the Independent Board Committee and the recommendation from the Independent Board Committee to the Shareholders in respect of the General Offer, before deciding whether or not to accept the General Offer.

DEALINGS DISCLOSURE

The associates of each of the Company and the Offeror are reminded to disclose their dealings in the Relevant Securities under Rule 22 of the Takeovers Code.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares was suspended from 9.30 a.m. on Monday, 18 June 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Friday, 29 June 2007.

DEFINITIONS

"Agreement"	the conditional sale and purchase agreement dated 16 June 2007 entered into between Legend Holdings and SASAC relating to the sale and purchase of the entire interest of SPG
"Appraised Assets Value"	the appraised assets value of SPG's approximately 50.93% shareholding interest in the Company of approximately RMB1.25 billion (equivalent to approximately HK$1.29 billion) as per the Valuation Report
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Audit"	an audit of SPG to be carried out by a PRC auditor up to the Completion date
"Bank"	The Bank of East Asia, Limited, a company incorporated in Hong Kong and the ordinary shares of which are listed on the main board of the Stock Exchange
"Business Day"	a day (other than a Saturday, a Sunday or mandatory holidays) on which banks are open for business
"BVI"	the British Virgin Islands
"Cayman Islands"	the Cayman Islands
"CCPCL"	China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG incorporated in Hong Kong
"Goldbond Capital"	Goldbond Capital (Asia) Limited, a licensed corporation to carry on types 1 and 6 regulated activities (dealing in securities and advising on corporate finance) under the SFO and the financial adviser to the Offeror in respect of the General Offer
"Concert Party Agreement"	the concert party agreement dated 31 May 2007 entered into by Legend Holdings and the Offeror
"Company"	China Pharmaceutical Group Limited, a company incorporated in Hong Kong with limited liability whose Shares are listed on the main board of the Stock Exchange

"Completion"	completion of the Transaction
"Completion Date"	the date of completion of the Transaction, being 26 June 2007, details of which are set out in the paragraph headed "Completion" under the section headed "The Agreement" of this announcement
"Consideration"	RMB870 million, being the consideration for the Transaction
"Excess Amount"	the excess (if any) of the net asset value of SPG, based on the Audit, as at Completion Date over RMB870 million (equivalent to approximately HK$896 million)
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"General Offer"	the unconditional mandatory cash offer to be made by Goldbond Capital on behalf of the Offeror for all the Offer Shares in accordance with the Takeovers Code
"Group"	the Company and its subsidiaries
"H Fund"	Hony Capital Fund III, L.P is a Cayman Islands exempted limited partnership, and is controlled by its general partner, H Fund GP
"H Fund GP"	Hony Capital Fund III GP, L.P is a Cayman Islands exempted limited partnership and is controlled by its general partner, HCF3GPL
"HCF3GPL"	Hony Capital Fund III GP Limited is a company with limited liability incorporated in the Cayman Islands
"HCML"	Hony Capital Management Limited is a company with limited liability incorporated in the BVI
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee of the Company, comprising Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard established to advise the Independent Shareholders in respect of the General Offer
"Independent Financial Adviser"	CIMB-GK Securities (HK) Limited, a licensed corporation under the SFO to carry on Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO

"Independent Shareholders"	being the Shareholders of the Company other than the Offeror, Legend Holdings and their respective associates and parties acting in concert with any of them
"Joint Announcement"	the announcement jointly made by Legend Holdings, the Offeror and the Company dated 12 June 2007
"Legend Holdings"	聯想控股有限公司 (for identification purposes, in English, Legend Holdings Limited), an investment holding company established in the PRC and with its subsidiaries primarily engaged in information technology, equity investment and real estate investment. Legend Holdings is also the controlling shareholder of Lenovo Group Limited and Digital China Holdings Limited, companies listed on the Stock Exchange, with an approximately 49.2% and 47.6% equity interest in the issued share capital of Lenovo Group Limited and Digital China Holdings Limited respectively
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan Facility"	the HK$1.3 billion committed term loan facility offered by the Bank for drawing until 30 August 2007
"Offer Price"	HK$1.6715 per Share
"Offer Shares"	all issued Shares which are not already owned or have not been agreed to be acquired by Legend Holdings, MGL and parties acting in concert with them
"Offeror" or "MGL"	Massive Giant Group Limited is a special purpose vehicle company established under BVI law which is wholly-owned by H Fund
"parties acting in concert"	has the meaning ascribed thereto in the Takeovers Code
"Premium"	the premium of approximately RMB31 million (equivalent to approximately HK$32 million), being the difference between the Consideration and the appraised net assets value of SPG of approximately RMB839 million (equivalent to approximately HK$864 million) as set out in the Valuation Report
"Premium Apportionment"	apportionment of the Premium by approximately 57.06%, representing approximately RMB17.7 million (equivalent to approximately HK$18.2 million) to the Appraised Assets Value. Such apportionment is made in proportion based on the Appraised Assets Value as a percentage to SPG's appraised total assets value of approximately RMB2.19 billion (equivalent to approximately HK$2.26 billion) as set out in the Valuation Report

"PRC"	The People's Republic of China
"Relevant Securities"	relevant securities as defined in Note 4 to Rule 22 of the Takeovers Code
"SASAC"	石家莊市人民政府國有資產監督管理委員會(for identification purposes, in English, State-owned Assets Supervision and Administration Committee of Shijiazhuang Municipal People's Government)
"SFC"	Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.10 each of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"SPG"	石藥集團有限公司(for identification purpose, in English, Shijiazhuang Pharmaceutical Group Company Limited, a state-owned enterprise established in the PRC, is an investment holding company and with its subsidiaries primarily engaged in the manufacturing and trading of pharmaceutical and chemical products
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Transaction"	the sale and purchase of the entire interest in SPG pursuant to the Agreement
"Valuation Report"	石家莊製藥集團有限公司擬整體企業改制項目資產評估報告書(截止2006年9月30日)(for identification purposes, in English, Shijiazhuang Pharmaceutical Group Company Limited assets valuation report as at 30 September 2006)
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

For the purpose of this announcement, unless otherwise indicated, exchange rates of RMB1.00 = HK$1.03 have been used for currency conversion purposes. This is for the purpose of illustration only and does not constitute a representation that any amounts in HK$ or RMB have been, could have been or may be converted at such rates or any other exchange rates or at all.

On behalf of the Board	On behalf of the Board	On behalf of the Board
Legend Holdings Limited	**Massive Giant Group Limited**	**China Pharmaceutical Group Limited**
Mr. Zeng Maochao	**Mr. John Huan Zhao**	**Mr. Cai Dongchen**
Chairman	*Director*	*Chairman*

Hong Kong, 28 June 2007

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:

"Responsibilities of stockbrokers, banks and other intermediaries stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those client are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligations of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever the total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquires. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation."

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information (other than that relating to Legend Holdings, the Offeror and SASAC) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions (other than those expressed by Legend Holdings, the Offeror and SASAC) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to Legend Holdings, the Offeror and SASAC) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Legend Holdings jointly and severally accept full responsibility for the accuracy of the information (other than that relating to the SPG and the Company) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions (other than those expressed by the SPG and the Company) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to the SPG and the Company) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information (other than those relating to the SPG and the Company) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement (other than those expressed by the SPG and the Company) have been arrived at after due and careful consideration and that there are no other facts (other than those relating to the SPG and the Company) not contained in this announcement, the omission of which would make any statement in the announcement misleading.

As at the date of this announcement, the board of directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

As at the date of this announcement, the board of directors of Legend Holdings comprises five executive directors, namely Mr. Zeng Maochao, Mr. Liu Chuanzhi, Mr. Li Qin, Mr. Zhu Linan and Mr. Chen Guodong; one non-executive director, namely Mr. Yang Bailing.

As at the date of this announcement, the board of directors of the Offeror comprises three executive directors, namely Mr. John Huan Zhao, Mr. Qiu Zhongwei and Mr. Wang Shunlong.

JOINT ANNOUNCEMENT

联想控股
LEGEND HOLDINGS

Legend Holdings Limited
(Incorporated in the PRC with limited liability)

Massive Giant Group Limited
(Incorporated in the British Virgin Islands with limited liability)

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

DESPATCH OF COMPOSITE OFFER AND RESPONSE DOCUMENT RELATING TO UNCONDITIONAL MANDATORY CASH OFFER BY GOLDBOND CAPITAL (ASIA) LIMITED ON BEHALF OF MASSIVE GIANT GROUP LIMITED TO ACQUIRE ALL THE ISSUED SHARES OF HK$0.10 EACH IN THE SHARE CAPITAL OF CHINA PHARMACEUTICAL GROUP LIMITED (OTHER THAN THOSE SHARES ALREADY OWNED OR AGREED TO BE ACQUIRED OR CONTROLLED BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT)

Financial adviser to the Offeror

金榜

Goldbond Capital (Asia) Limited

The Composite Offer Document containing, amongst other things, details of the General Offer, the letter from the Board, the letter from Goldbond Capital, the letter from the Independent Board Committee containing its recommendation to the Independent Shareholders and the letter from CIMB-GK, the independent financial adviser, setting out its advice to the Independent Board Committee in respect of the General Offer, together with the forms of acceptance and transfer in respect of the General Offer, will be despatched to the Shareholders on 19 July 2007 in accordance with the Takeovers Code.

The General Offer will commence on 19 July 2007 and will be closed on 9 August 2007 (the latest time for acceptance of the General Offer will be 4:00 p.m. on 9 August 2007) unless the Offeror revises or extends the General Offer. Independent Shareholders are strongly advised to read the Composite Offer Document, together with the forms of acceptance; carefully, including the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the General Offer, before deciding whether or not to accept the General Offer. An expected timetable of the General Offer has been set out in this announcement.

References are made to the joint announcement dated 28 June 2007 (the "**Joint Announcement**") made by China Pharmaceutical Group Limited (the "**Company**"), Legend Holdings Limited and Massive Giant Group Limited (the "**Offeror**") in respect of the General Offer and the announcement dated 8 May 2007 made by the Company. Terms used in this announcement shall have the same meanings as those defined in the Joint Announcement unless defined otherwise herein.

DESPATCH OF THE COMPOSITE OFFER DOCUMENT

The composite offer and response document (the "**Composite Offer Document**") containing, amongst other things, details of the General Offer, the letter from the Board, the letter from the Independent Board Committee containing its recommendation to the Independent Shareholders, the letter from Goldbond Capital and the letter from CIMB-GK Securities (HK) Limited ("**CIMB-GK**"), the independent financial adviser, setting out its advice to the Independent Board Committee in respect of the General Offer, together with the forms of acceptance and transfer in respect of the General Offer, will be despatched to the Shareholders on 19 July 2007 in accordance with the Takeovers Code. Independent Shareholders are strongly advised to read the Composite Offer Document, together with the forms of acceptance, carefully, including the recommendation from the Independent Board Committee to Independent Shareholders in respect of the General Offer, as well as the letter of advice from CIMB-GK to the Independent Board Committee before deciding whether or not to accept the General Offer.

EXPECTED TIMETABLE

The Company and the Offeror would like to inform the Independent Shareholders of the following timetable in relation to the General Offer:

	2007
Despatch date of the Composite Offer Document and the accompanying forms of acceptance and commencement of the General Offer *(Note 1)*	Thursday, 19 July
Latest time and date for acceptance of the General Offer	4:00 p.m. on Thursday, 9 August
Closing date of the General Offer *(Note 2)*	Thursday, 9 August
Announcement of the results of the General Offer to be posted on the Stock Exchange's website	7:00 p.m. on Thursday, 9 August
Latest date for posting of remittances for the amounts due under the General Offer in respect of valid acceptances received on or before the closing date *(Notes 3 and 4)*	Saturday, 18 August

Notes:

1. The General Offer will be made on 19 July 2007, being the date of posting of the Composite Offer Document, and are capable of acceptance on and from that date until the closing date, which is 9 August 2007, unless it is extended in accordance with the Takeovers Code.

2. The General Offer, which is unconditional, will be closed on 9 August 2007 unless the Offeror revises or extends the General Offer in accordance with the Takeovers Code. An announcement will be posted on the Stock Exchange's website by 7:00 p.m. on 9 August 2007 stating whether the General Offer has been revised or extended or have expired or in relation to any extension of the General Offer, to state also either the next

closing date or that the General Offer will remain open until further notice. A notification of such announcement will be published in the newspapers on the next Business Day thereafter. In the event that the Offeror decides that the General Offer will remain open until further notice, at least 14 days' notice in writing will be given, before the General Offer is closed, to those Independent Shareholders who have not accepted the General Offer. For further details, please refer to the paragraph headed "Acceptance period and revisions" in Appendix I to the Composite Offer Document.

3. The General Offer is unconditional. Acceptance of the General Offer shall be irrevocable and not capable of being withdrawn, except in the circumstances set out in Rule 19.2 of the Takeovers Code.

4. Remittances in respect of the cash consideration payable for the Shares tendered under the General Offer will be posted to the relevant Shareholders by ordinary post at their own risk as soon as practicable, but in any event within 10 days after the receipt of all relevant documents by the share registrar of the Company from the Independent Shareholders which render the relevant acceptances under the General Offer complete and valid.

All time and date references contained in this announcement refer to Hong Kong time and date.

On behalf of the Board	On behalf of the Board	On behalf of the Board
Legend Holdings Limited	**Massive Giant Group Limited**	**China Pharmaceutical Group Limited**
Mr. Zeng Maochao	**Mr. John Huan Zhao**	**Mr. Cai Dongchen**
Chairman	*Director*	*Chairman*

Hong Kong, 18 July 2007

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information (other than that relating to Legend Holdings and the Offeror) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions (other than those expressed by Legend Holdings and the Offeror) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to Legend Holdings and the Offeror) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Legend Holdings jointly and severally accept full responsibility for the accuracy of the information (other than that relating to the Company) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions (other than that expressed by the Company) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than that relating to the Company) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information (other than that relating to the Company) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement (other than that expressed by the Company) have been arrived at after due and careful consideration and that there are no other facts (other than that relating to the Company) not contained in this announcement, the omission of which would make any statement in the announcement misleading.

As at the date of this announcement, the board of directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

As at the date of this announcement, the board of directors of Legend Holdings comprises five executive directors, namely Mr. Zeng Maochao, Mr. Liu Chuanzhi, Mr. Li Qin, Mr. Zhu Linan and Mr. Chen Guodong; one non-executive director, namely Mr. Yang Bailing.,

As at the date of this announcement, the board of directors of the Offeror comprises three executive directors, namely Mr. John Huan Zhao, Mr. Qiu Zhongwei and Mr. Wang Shunlong.

联想控股
LEGEND HOLDINGS

Legend Holdings Limited
(Incorporated in the PRC with limited liability)

Massive Giant Group Limited
(Incorporated in the British Virgin Islands with limited liability)

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

JOINT ANNOUNCEMENT

CLOSING OF UNCONDITIONAL MANDATORY CASH OFFER BY GOLDBOND CAPITAL (ASIA) LIMITED ON BEHALF OF MASSIVE GIANT GROUP LIMITED

TO ACQUIRE ALL THE ISSUED SHARES OF HK$0.10 EACH IN THE SHARE CAPITAL OF CHINA PHARMACEUTICAL GROUP LIMITED

(OTHER THAN THOSE SHARES ALREADY OWNED OR AGREED TO BE ACQUIRED BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT)

Financial adviser to the Offeror

Goldbond Capital (Asia) Limited

The Offeror and the Board wish to announce that the latest time for acceptance of the General Offer was, and the General Offer closed at, 4:00 p.m. on 9 August 2007. The Offeror did not extend the period of the General Offer.

As at 4:00 p.m. on 9 August 2007, valid acceptances in respect of a total of 166,232 Shares under the General Offer, representing approximately 0.011% of the existing issued share capital of the Company and of the voting rights which may be exercised at general meetings of the Company have been received by the Offeror (based on 1,538,124,661 Shares in issue as at the date of this announcement).

Prior to the commencement of the period between 8 May 2007, being the date of the Announcement and 4:00 p.m. on the Closing Date (the "Offer Period"), the Offeror and the parties acting in concert with it did not own, or control or direct over any Shares or rights over the Shares. Immediately before the commencement of the General Offer on 19 July 2007, the Offeror and the parties acting in concert with it held, controlled or directed an aggregate of 783,316,161 Shares, representing approximately 50.927% of the existing issued share capital of the Company. Saved for entering into the Agreement in which Legend Holdings becoming indirectly interested in 783,316,161 Shares, representing approximately 50.927% of the entire issued share capital of the Company, neither the Offeror nor any parties acting in concert with it has dealt in any Shares or any other securities, including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital of the Company during the period commencing on 8 November 2006, being the date falling six months prior to the announcement dated 8 May 2007 made by the Company (the "Announcement") and up to 16 July 2007, being the Latest Practicable Date (the "Relevant Period"). Taking into account the valid acceptances in respect of 166,232 Shares under the General Offer, the total number of Shares and rights over Shares acquired or agreed to be acquired by the Offeror or parties acting in concert with it during the period between 8 May 2007, being the date of the Announcement and 4:00 p.m. on the Closing Date, was 783,482,393 Shares, representing approximately 50.938% of the existing issued share capital of the Company and of the voting rights which may be exercised at general meetings of the Company (based on 1,538,124,661 Shares in issue as at the date of this announcement). Upon the closing of the General Offer, approximately 48.932% of the existing issued share capital of the Company remains to be held by the public who are independent of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules) and are independent from the Offeror and parties acting in concert with it.

The Board also wishes to announce that immediately after the closing of the General Offer and up to the making of this announcement, there is no change to the Board composition of the Company.

The Board further announces that there will be no change in the principal place of business of the Company.

References are made to the joint announcement dated 28 June 2007 (the "Joint Announcement") made by China Pharmaceutical Group Limited (the "Company"), Massive Giant Group Limited (the "Offeror") and Legend Holdings Limited in respect of the General Offer and the composite offer and response document dated 19 July 2007 (the "Composite Offer Document") despatched to the Independent Shareholders. Unless otherwise stated herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Joint Announcement and the Composite Offer Document.

CLOSING OF THE OFFER AND ACCEPTANCE LEVEL

The Offeror and the Board wish to announce that the latest time for acceptance of the General Offer was, and the General Offer closed at, 4:00 p.m. on 9 August 2007. The Offeror did not extend the period of the General Offer.

As at 4:00 p.m. on 9 August 2007, valid acceptances in respect of a total of 166,232 Shares under the General Offer, representing approximately 0.011% of the existing issued share capital of the Company and of the voting rights which may be exercised at general meetings of the Company have been received by the Offeror (based on 1,538,124,661 Shares in issue as at the date of this announcement).

SHAREHOLDINGS AND PUBLIC FLOAT OF THE COMPANY

Prior to the commencement of the Offer Period, the Offeror and the parties acting in concert with it did not own, control or direct any Shares or rights over the Shares. Immediately before the commencement of the General Offer on 19 July 2007, the Offeror and the parties acting in concert with it held, controlled or directed an aggregate of 783,316,161 Shares, representing approximately 50.927% of the existing issued share capital of the Company. Saved for entering into the Agreement in which Legend Holdings becoming indirectly interested in 783,316,161 Shares, representing approximately 50.927% of the entire issued share capital of the Company, neither the Offeror nor any parties acting in concert with it has dealt in any Shares or any other securities, including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital of the Company during the Relevant Period. Taking into account the valid acceptances of in respect of 166,232 Shares under the General Offer, the total number of Shares and rights over Shares acquired or agreed to be acquired by the Offeror or parties acting in concert with it during the Offer Period was 783,482,393 Shares, representing approximately 50.938% of the existing issued share capital of the Company and of the voting rights which may be exercised at general meetings of the Company. Upon the closing of the General Offer, approximately 48.932% of the existing issued share capital of the Company remains to be held by the public who are independent of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules) and are independent from the Offeror and parties acting in concert with it. During the Offer Period, the Offeror and the parties acting in concert with it have acquired 783,482,393 Shares or approximately 50.938% of the existing issued share capital of the Company.

The shareholding structure of the Company (a) immediately before the commencement of the General Offer and (b) immediately upon the completion of the General Offer will be as follows:

SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND AFTER THE GENERAL OFFER

Name of shareholder	(a) Immediately before the commencement of the General Offer Number of Shares	% shareholding	(b) Immediately after the completion of the General Offer Number of Shares	% shareholding
Legend Holdings (through SPG)	783,316,161	50.927	783,316,161	50.927
MGL	—	—	166,232	0.011
Directors of the Company *(Note 1)*	2,004,000	0.130	2,004,000	0.130
Public shareholders	752,804,500	48.943	752,638,268	48.932
Total:	1,538,124,661	100	1,538,124,661	100

Note 1: 2,000,000 Shares and 4,000 Shares, representing 0.13% and 0.00026% of the issued Shares of the Company, held by Mr. Cai Dongchen, chairman of the Company and Mr. Chak Kin Man, an executive Director of the Company respectively

CHANGE OF DIRECTORS, AUTHORISED REPRESENTATIVES, MEMBERS OF AUDIT COMMITTEE AND REMUNERATION COMMITTEE

The Board wishes to announce that immediately after the closing of the General Offer and up to the making of this announcement, there is no change to the Board composition of the Company. However, it is the intention of the Offeror that there will be a change in the composition of the Board of the Company. The Offeror is in the process of identifying suitable personnel for the positions of executive Directors and independent non-executive Directors at appropriate times. Further announcement(s) will be made once the appointment of the new Directors (including but not limited to the three independent non-executive Directors), setting out details of the appointment of such Directors in accordance with Rule 13.51(2) of the Listing Rules, is confirmed.

All appointments and resignations of Directors will be made in full compliance with the requirements of the Takeovers Code and further announcement(s) will be made by the Company in accordance with the requirements of the Listing Rules.

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The Board further announces that there will be no change in the principal place of business of the Company.

On behalf of the board of directors	On behalf of the board of directors	On behalf of the Board
Legend Holdings Limited	**Massive Giant Group Limited**	**China Pharmaceutical Group Limited**
Mr. Zeng Maochao	**Mr. John Huan Zhao**	**Mr. Cai Dongchen**
Chairman	*Director*	*Chairman*

Hong Kong, 9 August 2007

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information (other than that relating to Legend Holdings and the Offeror) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions (other than those expressed by Legend Holdings and the Offeror) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to Legend Holdings and the Offeror) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Legend Holdings jointly and severally accept full responsibility for the accuracy of the information (other than that relating to the Company) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions (other than those expressed by the Company) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Company) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information (other than those relating to the Company) contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement (other than those expressed by the Company) have been arrived at after due and careful consideration and that there are no other facts (other than those relating to the Company) not contained in this announcement, the omission of which would make any statement in the announcement misleading.

As at the date of this announcement, the board of directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

As at the date of this announcement, the board of directors of Legend Holdings comprises five executive directors, namely Mr. Zeng Maochao, Mr. Liu Chuanzhi, Mr. Li Qin, Mr. Zhu Linan and Mr. Chen Guodong; one non-executive director, namely Mr. Yang Bailing.,

As at the date of this announcement, the board of directors of the Offeror comprises three executive directors, namely Mr. John Huan Zhao, Mr. Qiu Zhongwei and Mr. Wang Shunlong.

END